As filed with the Securities and Exchange Commission on June 29, 2007
Registration No. 333-107722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Crum & Forster Holdings Corp.
(Exact name of registrant as specified in its charter)

Delaware	6331	04-3611900
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification No., if applicable)
305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600
(Address and telephone number of Registrant’s principal executive offices)

Mary Jane Robertson
Executive Vice President, Chief Financial Officer and Treasurer
CRUM & FORSTER HOLDINGS CORP.
305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Christopher J. Cummings, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price per	Aggregate Offering	Amount of
to be Registered	Registered	Unit	Price (1)	Registration Fee
7 3/4% Senior Notes due 2017	$330,000,000	100%	$330,000,000	$10,131.00

(1)	Estimated in accordance with Rule 457(f) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO NOTEHOLDERS

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2007
Crum & Forster Holdings Corp.
Offer to exchange all outstanding 7 3/4% Senior Notes
due 2017 issued on May 7, 2007 for up to
$330,000,000 Aggregate Principal Amount of
Registered 7 3/4% Senior Notes due 2017
The Old Notes:
$330,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2017 were originally issued at an issue price of 100% by Crum & Forster Holdings Corp. on May 7, 2007 in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and resold to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons outside the United States in reliance on Registration S.
The New Notes:
The terms of the new notes are identical to the terms of the old notes except that the new notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.
See “Risk Factors” beginning on page 7 for a discussion of certain risks that you should consider in connection with an investment in the notes.
Exchange Offer:
Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on          , 2007, unless we extend the offer.
New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange Offer—Conditions.”
No public market currently exists for the notes.
This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of new notes received in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making or other trading activities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                   , 2007.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable laws.
You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes and must obtain any consent, approval or permission required by you for the purchase, offer or sale by you of the new notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make any purchases, offers or sales, and we will not have any responsibility for your failure to do so.
Our principal executive offices are located at 305 Madison Avenue, Morristown, NJ 07962 and our telephone number at that address is (973) 490-6600. Our web site is located at http://www.cfins.com. The information on our web site is not part of this prospectus.

PROSPECTUS SUMMARY
This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this prospectus, we encourage you to read this entire prospectus and the documents to which this prospectus refers. In this prospectus, “Crum & Forster,” “Company,” “we,” “us” and “our” refer to Crum & Forster Holdings Corp. and its subsidiaries. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on an historical basis.
CRUM & FORSTER HOLDINGS CORP.
Overview
We are a national commercial property and casualty insurance company with a focused underwriting strategy targeting specialty classes of business and underserved market opportunities. We write a broad range of commercial coverages including general liability, workers’ compensation, commercial automobile, property, commercial multi-peril and other lines of business. We generally conduct business on a brokerage basis through our home office and a regional branch network, allowing us to control centrally the underwriting process, respond to local market conditions and build close relationships with producers and policyholders. We have over 1,200 producers located throughout the United States. These producers include wholesale brokers, independent regional retail firms and national brokers.
Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. Management believes our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of management, we seek to write new lines of business and expand existing classes of business depending upon market conditions and expected profitability. We offer insurance products designed to meet specific insurance needs of targeted insured groups and underwrite specific types of coverage for markets that are generally underserved by the industry.
In 2006, we generated $1,351.6 million of gross premiums written, $1,166.5 million of net premiums written and $1,476.8 million of total revenues. Approximately 59% of our 2006 gross premiums written related to casualty coverages, 34% to property coverages and 7% to other coverages. For the year ended December 31, 2006, our combined ratio was 90.5%. At March 31, 2007, we had cash and invested assets of $3.9 billion (including $533.0 million of assets pledged for short-sale obligations), total assets of $6.4 billion, shareholder’s equity of $1.1 billion and policyholders’ surplus of $1.4 billion.
Corporate Strategy
The major elements of our strategy are:
•
Adhere to a disciplined underwriting philosophy. We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our management is actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business.

•	Expand and diversify our production sources. We produce business through diversified sources, in each case aligned with our target underwriting classes.

•
Opportunistically pursue attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our operating company management, we seek to write new lines of business and expand existing classes of business based on market conditions and expected profitability.

•
Continue to manage expenses aggressively. We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

•	Commitment to financial strength and security. We are committed to maintaining a strong balance sheet at our operating subsidiaries in order to attract and retain quality business.
•
Invest our assets on a total return basis. We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, without reaching for yield, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax Financial Holdings Limited (“Fairfax”).

Corporate Structure
Crum & Forster Holdings Corp. is a Delaware holding company, incorporated on March 6, 2002, that is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is ultimately owned by Fairfax, a Canadian financial services holding company, which is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH”.
Crum & Forster is a major component of the U.S. commercial property and casualty insurance operations of Fairfax, which is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. Crum & Forster was acquired by Fairfax on August 13, 1998.
Each of the Company’s major subsidiaries is depicted below:
Fairfax Financial Holdings Limited (Fairfax) (Canada) 100% indirect interest Fairfax Inc. (Wyoming) Crum & Forster Holdings Corp. (Crum & Forster) (Delaware) (Issuer) Crum & Forster Holding Inc. (Holding) (Delaware) Crum & Forster Indemnity Company (CF Indemnity) (Delaware) Crum and Forster Insurance Company (CF Insurance) (New Jersey) The North River Insurance Company (North River) (New Jersey) United States Fire Insurance Company (US Fire) (Delaware) Crum & Forster Specialty Insurance Company (CF Specialty) (Arizona) Seneca Insurance Company, Inc. (Seneca) (New York) Seneca Specialty Insurance Company (Seneca Specialty) (Arizona)
All subsidiaries are 100% owned. Fairfax is not an obligor or guarantor of the Company’s obligations under the notes and the indenture.

Summary of Terms of the Exchange Offer
On May 7, 2007, Crum & Forster Holdings Corp. issued $330,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2017. In this prospectus, we refer to (1) the notes sold in that original offering as the old notes, (2) the notes offered in this prospectus in exchange for the old notes as the new notes and (3) the old notes and the new notes together as the notes.

Exchange Offer	You may exchange old notes for new notes.

Resale of New Notes	We believe you may offer the new notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the Securities Act of 1933 (“Securities Act”) if:
•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you; and

•	you are not an affiliate, under Rule 405 of the Securities Act, of ours.

You should read the discussion under the heading “Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the old notes. See “Exchange Offer.”

Consequences of Failure to Exchange Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:
•	you do not tender your old notes; or

•	you tender your old notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “Exchange Offer —Terms of the Exchange Offer — Consequences of Failure to Exchange.”

Expiration Date	The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on , 2007, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The new notes will accrue interest at a rate of 7 3/4% per annum from the last interest payment date on which interest has been paid on the old notes or, if no interest has been paid on the old notes, from the issue date of the old notes. No additional interest will be paid on old notes tendered and accepted for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive. See “Exchange Offer— Terms of the Exchange Offer—Conditions.

Procedures for Tendering Old Notes
If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering,” “—Book-Entry Transfer,” “—Exchanging Book-Entry Notes” and “—Guaranteed Delivery Procedures”.

Guaranteed Delivery Procedures
If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes in accordance with the guaranteed delivery procedures described in “Exchange Offer— Terms of the Exchange Offer—Guaranteed Delivery Procedures”.

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of New Notes

Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered as soon as practicable following the expiration date. See “Exchange Offer—Terms of the Exchange Offer.”

U.S. Federal Income Tax Considerations	The exchange of the old notes for new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent.

Summary of Terms of the New Notes	The terms of the new notes are identical to the terms of the old notes except that the new notes:
•	will be registered under the Securities Act, and therefore will not contain restrictions on transfer;

•	will not contain provisions relating to additional interest;

•	will bear a different CUSIP number from the old notes; and

•	will not entitle their holders to registration rights.

Registrant	Crum & Forster Holdings Corp.

Securities Offered	$330,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2017.

Maturity Date	May 1, 2017.

Interest Rate	7 3/4% per year.

Interest Payment Dates	May 1 and November 1 of each year, beginning on November 1, 2007.

Ranking	The notes are our senior obligations and rank equally with all of our senior indebtedness, and are senior to all of our subordinated indebtedness. The notes effectively rank behind all indebtedness and other liabilities of our subsidiaries, including claims under insurance policies written by our subsidiaries. We will rely on dividends from our insurance subsidiaries to make payments on the notes. For 2007, US Fire had statutory “ordinary” dividend capacity (i.e., that which could be paid without prior regulatory approval) of $97.3 million, and this entire amount was paid to the Company in March 2007. For 2007, North River had statutory ordinary dividend capacity of $41.0 million and paid $40.9 million to the Company in May 2007. In March and May 2007, the Company paid dividends to Fairfax of $61.0 million and $30.0 million, respectively. See “Risk Factors—Risks Relating to the Notes”.

Guarantees	The notes are not guaranteed by any of Crum & Forster’s subsidiaries.

Optional Redemption	We may redeem some or all of the notes at any time on or after May 1, 2012. The redemption prices are described under “Description of the Notes—Redemption—Optional Redemption”.

Change Of Control	If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. See “Description of the Notes—Change of Control”.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors” for an explanation of certain risks of investing in the notes.

Summary Financial Data
The table shown below presents our summary financial data for the three months ended March 31, 2007 and 2006 and for the three years ended December 31, 2006. The financial information was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The GAAP statement of income data for the years ended December 31, 2006, 2005 and 2004 and the GAAP balance sheet data as of December 31, 2006, 2005 and 2004 were derived from Crum & Forster Holdings Corp.’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The consolidated balance sheets at December 31, 2006 and 2005, and the related consolidated statements of income, of shareholder’s equity, of comprehensive income and of cash flows for the three years ended December 31, 2006, and accompanying notes appear in this prospectus beginning at page F-1. The GAAP statement of income data for the three months ended March 31, 2007 and 2006 and the GAAP balance sheet data as of March 31, 2007 were derived from Crum & Forster Holdings Corp.’s unaudited consolidated financial statements. Crum & Forster Holdings Corp.’s unaudited consolidated financial statements include all adjustments which in management’s opinion are necessary for a fair presentation of the Company’s financial position on such dates and the results of operations for such periods. The combined statutory data has been derived from annual or quarterly statutory financial statements, which have been filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles (SAP), which differ from GAAP.
The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in thousands)	2007	2006	2006	2005	2004

GAAP STATEMENT OF INCOME DATA:
Gross premiums written	$326,931	$347,201	$1,351,631	$1,097,756	$1,138,961
Net premiums written	$282,447	$295,344	$1,166,532	$868,966	$918,300
Premiums earned	$293,707	$246,719	$1,084,023	$894,173	$907,709
Investment income and realized investment gains and losses	$49,887	$178,280	$392,818	$215,310	$164,638
Losses and LAE	$193,460	$169,012	$666,079	$615,505	$761,512
Policy acquisition costs and other underwriting expenses	$84,754	$70,258	$314,403	$254,452	$252,987
Income before equity in earnings of investees, net of tax	$38,488	$114,504	$299,121	$138,743	$11,717
Equity in earnings of investees, net of tax	$4,365	$1,859	$13,162	$17,193	$12,478
Net income	$42,853	$116,363	$312,283	$155,936	$24,195

	At March 31,	At December 31,
(dollars in thousands)	2007	2006	2005	2004

GAAP BALANCE SHEET DATA:
Total investments (including cash and cash equivalents and assets pledged for short-sale obligations)[1]	$3,923,199	$3,926,276	$3,720,538	$3,495,509
Total assets	$6,352,671	$6,443,554	$6,482,879	$6,031,641
Unpaid losses and LAE	$3,364,042	$3,371,549	$3,673,034	$3,370,936
Long term debt[2]	$293,359	$293,170	$292,470	$291,841
Shareholder’s equity	$1,070,348	$1,093,055	$961,193	$881,189

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:
Loss and LAE ratio	65.9%	68.5%	61.5%	68.8%	83.9%
Underwriting expense ratio	28.8	28.5	29.0	28.5	27.9

Combined ratio	94.7%	97.0%	90.5%	97.3%	111.8%

Ratio of earnings to fixed charges[3]	5.2x	11.8x	11.0x	4.4x	1.3x

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in thousands)	2007	2006	2006	2005	2004

SELECTED COMBINED STATUTORY DATA:
Loss and LAE ratio	66.5%	69.3%	61.9%	69.4%	86.1%
Underwriting expense ratio	29.4	26.2	28.0	28.4	27.7

Combined ratio	95.9%	95.5%	89.9%	97.8%	113.8%

Dividends to Crum & Forster	$97,300	$94,500	$127,000	$93,400	$80,000
Policyholders’ surplus	$1,350,232	$1,287,937	$1,406,822	$1,313,988	$1,206,547
Ratio of net premiums written to policyholders’ surplus	0.86x [4]	0.72x [4]	0.83x	0.66x	0.76x

[1]	Includes $532,990, $535,594, $496,903 and $277,899 of assets pledged for short-sale obligations at March 31, 2007, December 31, 2006, 2005 and 2004, respectively.

[2]
Aggregate principal amount of the Company’s $300,000 10 3/8% Senior Notes due 2013 (“2013 Notes”) outstanding as of March 31, 2007, less unamortized original issue discount. $295,730 aggregate principal amount of the 2013 Notes were purchased and cancelled pursuant to a cash tender offer in May 2007.

[3]
For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes, adjusted for undistributed income or loss from equity method investees and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense. The calculation of the ratio of earnings to fixed charges is filed as an exhibit to the registration statement of which this prospectus forms a part.

[4]	The ratios reflect net premiums written for the twelve months ended March 31, 2007 and 2006 for purposes of comparison to annual periods.

RISK FACTORS
In deciding whether to exchange the old notes for new notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus. This section does not describe all risks applicable to our industry, our business, or us and it is intended only as a summary of certain material factors.
Risks Relating to our Business
If there are any negative changes in the financial strength ratings of the Company’s insurance subsidiaries, especially in the ratings issued by A.M. Best, it could be very difficult for the Company to write quality new or renewal business, secure adequate reinsurance on acceptable terms and retain its key management and employees.
Financial strength ratings issued by third party rating agencies are used by insurance consumers and insurance intermediaries as an important means of assessing the financial strength and quality of insurers. Higher ratings generally indicate relative financial stability and a strong ability to pay claims. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Crum & Forster’s insurance subsidiaries have an “A-” financial strength rating (the fourth highest of fifteen rating categories) with a positive outlook from A.M. Best, a rating agency and publisher for the insurance industry, and a “BBB” financial strength rating (the fourth highest of nine rating categories) with a negative outlook from S&P, also a rating agency for the insurance industry. In October 2006, S&P assigned a negative outlook to Fairfax and its subsidiaries and cited as the reason its concern about “FFH’s qualitative areas of governance, risk controls and enterprise risk management.”
Crum & Forster’s current ratings are the lowest necessary to compete in its targeted markets. The Company may not maintain its financial strength ratings from the rating agencies. A downgrade or withdrawal of any rating could severely limit or prevent the Company from writing quality new or renewal business, securing adequate reinsurance on acceptable terms and retaining its key management and employees. The Company’s ratings by these rating agencies are based on a variety of factors, many of which are outside of its control, including the financial condition of Fairfax and Fairfax’s other subsidiaries and affiliates, the financial condition or actions of parties from which the Company has obtained reinsurance, factors relating to the sectors in which the Company or its reinsurers conduct business and the statutory surplus of its insurance subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to Crum & Forster. A downgrade of any of the debt or other ratings of Fairfax, or any of Fairfax’s other subsidiaries or affiliates, or deterioration in the financial markets’ view of any of these entities, could have a negative impact on the Company’s ratings.
The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security.
The Company may incur a reduction in its net income if its reserves are insufficient.
Crum & Forster maintains reserves to cover its estimated ultimate liability for losses and loss adjustment expenses (LAE) with respect to reported and unreported claims incurred as of the end of each year. Its gross loss and LAE reserves were $3.4 billion at March 31, 2007 and $3.4 billion and $3.7 billion at December 31, 2006 and 2005, respectively. These reserves do not represent an exact measurement of liability, but are estimates based upon various factors, including: (i) actuarial projections of what management, at a given time, expects to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known; (ii) estimates of future trends in claims severity and frequency; (iii) assessment of asserted theories of liability; and (iv) analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions. Most, or all, of these factors are not directly or precisely quantifiable, particularly on a prospective basis. In many cases, estimates of liability for losses and LAE are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer, and additional lags between the time of reporting and final settlement of claims.
The Company recorded $(9.1) million, $(85.9) million, $(60.5) million, and $97.6 million of prior period (favorable) adverse loss development before corporate aggregate reinsurance for the three months ended March 31, 2007 and the years 2006, 2005 and 2004, respectively. Prior period (favorable) adverse loss development after corporate aggregate reinsurance was $(12.5) million, $(96.2) million, $(68.6) million and $69.3 million for the three months ended March 31, 2007 and the years 2006, 2005 and 2004, respectively. For further discussion of the Company’s reserves, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Losses and Loss Adjustment Expenses.”

Under GAAP, the Company is only permitted to establish loss and LAE reserves for losses that have occurred on or before the financial statement date. Case reserves and reserves for losses incurred but not reported (“IBNR”) contemplate these obligations. No contingency reserves are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.
To the extent reserves prove to be deficient in the future, management will have to increase the Company’s reserves by the amount of such deficiency and incur a charge to earnings in the period such reserves are increased. The uncertainties regarding the reserves (including reserves for asbestos, environmental and other latent claims) could result in a liability exceeding the reserves by an amount that would be material to the Company’s net income, financial position or liquidity in a future period, and such a liability would reduce future net income and cash flows and the ability of its insurance subsidiaries to pay dividends or make other distributions to the Company.
Even though most insurance policies have policy limits, the nature of property and casualty insurance is such that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies. The Company attempts to limit its risk of loss through reinsurance, the availability and cost of which is subject to market conditions and beyond the Company’s control.
Reserves for asbestos, environmental and other latent claims may be insufficient.
There are significant additional uncertainties in estimating the amount of reserves required for asbestos, environmental and other latent claims. The possibility that these claims would emerge was often not anticipated at the time the policies were written, and traditional actuarial reserving methodologies have not been generally useful in accurately estimating ultimate losses and LAE for these types of claims. In addition, the loss settlement period of certain of these claims may extend for decades after the expiration of the policy period, and during such time it often becomes necessary to adjust, sometimes to a significant degree, the estimates of liability on a claim either upward or downward. Gross asbestos, environmental and other latent claims reserves were $429.6 million, $106.1 million and $30.9 million, respectively, at March 31, 2007. Asbestos, environmental and other latent claims reserves, net of reinsurance, were $341.0 million, $72.6 million and $21.2 million, respectively, at March 31, 2007. Reserves ceded to corporate aggregate reinsurance contracts are not reflected in the foregoing amounts.
Among the uncertainties relating to such reserves are a lack of historical data, long reporting delays and complex, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different, and frequently inconsistent, conclusions as to when losses occurred, what claims are covered, under what circumstances the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Plaintiffs often are able to choose from a number of potential venues to bring an action in the court that they expect will be most advantageous to their claims. Because of these uncertainties, the Company’s exposure to asbestos, environmental and other latent claims is more difficult to estimate and is subject to a higher degree of variability than is its exposure to non-latent claims. Bankruptcy filings by various defendants in the asbestos arena continue to result in larger claim values to be paid by the remaining solvent defendants, including certain Crum & Forster policyholders. In addition to increasing the claim severity, bankruptcy proceedings may significantly accelerate the timing and amount of loss payments by insurers, including Crum & Forster.
Increasingly, policyholders have asserted that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. The Company expects that this trend will continue. Although it is difficult to predict whether these policyholders will be successful on the issue, to the extent the issue is resolved in their favor, Crum & Forster’s coverage obligations under the policies at issue could be materially increased and bounded only by the applicable per-occurrence limits and the number of asbestos bodily injury claims of the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits. Another potentially negative trend is an apparent increase in the filing of natural resource damage suits by a number of states and Native American tribes seeking to recover funds for damages to natural resources, such as fishing rights and wildlife depletion. This is a relatively new occurrence, so ultimate costs associated with this new latent litigation remain uncertain.
In 2006, 2005 and 2004, the Company’s total latent reserves were increased by $33.9 million, $44.6 million and $100.5 million respectively. In 2006 and 2005, the increase was based on the Company’s internal actuarial review and primarily due to developments related to one asbestos policyholder. In 2004, the increase was based on the Company’s internal actuarial review and an independent actuarial firm’s ground-up study of asbestos reserves. The Company has continued to see the emergence of an increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of policyholders asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. Due to the inherent uncertainties described above, the Company’s ultimate liability for its asbestos, environmental and other latent claims may vary substantially from the amounts currently recorded.

Catastrophic events could cause unanticipated losses and reduce net income.
Catastrophes can be caused by various natural and man-made events. Natural catastrophic events include hurricanes, tornados, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Man-made catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty coverages and lines of business for which the Company provides insurance. Seasonal weather variations may affect the severity and frequency of losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred, and actual losses could exceed measures the Company might take to attempt to protect itself. It is therefore possible that a catastrophic event or multiple catastrophic events could adversely affect the Company’s net income, financial position and liquidity. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have from time to time passed legislation that has had the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.
In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law initially established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. Although TRIA has been modified and extended through 2007, it is possible that TRIA will not be renewed beyond 2007, or could be amended in a manner which could adversely affect the insurance industry if a material subsequent event occurs. Given these uncertainties, the Company is currently unable to determine with certainty the impact that TRIA’s amendment or non-renewal could have on it.
The Company’s estimates of catastrophe losses are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to flood as opposed to other perils such as wind, fire or riot and civil commotion. Causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.
In 2006, a year in which catastrophe activity was relatively light, the Company reported net catastrophe losses of approximately $24.4 million as compared to 2005 and 2004, during which the Company’s underwriting results were adversely affected by severe hurricane activity. In 2005, the Company reported total net catastrophe losses of approximately $104 million, including reinsurance reinstatement premiums of $39.3 million associated with Hurricane Katrina. In 2004, the Company reported total net catastrophe losses of approximately $120.7 million, including reinsurance reinstatement premiums of $13 million principally associated with four hurricanes in Florida during the third quarter. Ultimate exposure to losses from these events may change.
The Company’s actual losses from hurricanes may vary materially from estimates as a result of, among other things, the receipt of additional information from policyholders, increases in ground up losses causing the losses to reach the Company’s attachment point in the case of excess policies, the attribution of losses to coverages that for the purpose of estimates the Company assumed would not be exposed, the contingent nature of business interruption exposures, and inflation in repair costs due to the limited availability of labor and materials, in which case the Company’s financial results could be further materially adversely affected. In addition, actual losses may increase if the Company’s reinsurers fail to meet their obligations.
The Company may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect it.
The Company uses reinsurance to help manage its exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that Crum & Forster purchases from them. Some exclusions are with respect to risks that cannot be excluded in policies the Company writes due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits and limited reinstatements, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, Crum & Forster, like other primary insurance companies, is increasingly writing insurance policies that, to some extent, do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the Company to greater risk and greater potential losses.
Crum & Forster’s property catastrophe treaty is renewed each May 1st. In 2006, the Company experienced a significant increase in reinsurance costs in terms of both reinsurance premium cost and higher amounts retained by the Company per event, largely as a result of losses sustained by reinsurers in 2005 and 2004, rating agency capital requirements for reinsurers and forecasted increases in frequency and severity of catastrophes. Effective May 1, 2007, the Company placed its property catastrophe treaty (excluding Seneca). The expiring treaty provided coverage of $210 million in excess of $40 million per occurrence for an annual premium of $60 million. The new treaty provides coverage of $100 million in excess of $100 million per occurrence for an annual premium of $18 million.

In 2007, the Company also purchased coverage of $100 million in excess of $200 million per occurrence for California earthquake for an estimated annual premium of $7 million. The decision to increase the Company’s retention and purchase less coverage took into consideration the Company’s reduced property exposures in catastrophe-prone zones and the expected cost of reinsurance at lower attachment points.
The Company operates in a highly competitive environment, which makes it more difficult to attract and retain business.
The commercial property and casualty insurance industry is highly competitive and management believes that it will remain so for the foreseeable future. Prevailing conditions relating to price, coverage and capacity can change very rapidly in this industry sector.
The Company faces competition from domestic and foreign insurers, many of which may be perceived to provide greater security to policyholders and many of which are larger and have greater financial, marketing and management resources than Crum & Forster. The Company also faces competition from government-financed insurance entities that are able to provide insurance at below-market rates. Competition in the commercial property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, price, policy terms and conditions, services offered, reputation and experience.
Since 2003, the property and casualty market has experienced an acceleration of softening market conditions and price competition has intensified. If these market conditions continue, it may be difficult for the Company to grow or renew its business without adversely affecting underwriting profits. For additional discussion, see “Business — Competition.”
Results in the property and casualty insurance industry are subject to fluctuations and uncertainty, which may adversely affect management’s ability to write policies.
The results of companies in the property and casualty insurance industry historically have been subject to broad fluctuations. These results can be affected significantly by price competition, volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop, fluctuations in interest rates and other changes in the investment environment which affect returns on invested assets and inflationary pressures that affect the size of losses. The property and casualty insurance industry historically has experienced pricing and profitability cycles related to levels of industry underwriting capacity. As a result of fluctuations in pricing, the Company may be unable to obtain business that meets its underwriting standards and pricing expectations. For additional information, see “Business — Competition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Certain business practices of the insurance industry have become the subject of investigations by government authorities and other parties and the subject of class action litigation.
Since 2004, the insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent of disclosure thereof, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. The Company has received inquiries and informational requests from insurance departments in several states in which its insurance subsidiaries operate. The Company cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the insurance industry or its business. Given its position in the insurance industry, it is possible that the Company will become involved in these investigations and have lawsuits filed against it, in addition to the lawsuit described below. The Company’s involvement in any investigations and lawsuits would cause it to incur legal costs and, if the Company were found to have violated any laws, it could be required to pay fines and damages, perhaps in material amounts. In addition, the Company could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings. It is possible that these investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the Company’s costs of doing business or requires the Company to alter aspects of the manner in which it conducts business.
Crum & Forster Holdings Corp. and US Fire, among numerous other insurance company and insurance broker defendants, have been named as defendants in a class action suit filed by policyholders alleging, among other things, that the defendants used the contingent commission structure to deprive policyholders of free competition in the market for insurance. The action is pending in the U.S. District Court for the District of New Jersey. Plaintiffs seek certification of a nationwide class consisting of all persons who between August 26, 1994 and the date of the class certification engaged the services of any one of the broker defendants and who entered into or renewed a contract of insurance with one of the insurer defendants. In October 2006, the court partially granted defendants’ motion to dismiss the plaintiffs’ complaint, subject to plaintiffs’ filing an amended statement of their case.

Plaintiffs thereafter filed their “supplemental statement of particularity” and amended case statement. In response, defendants filed a renewed motion to dismiss. In April 2007, the plaintiffs’ RICO and antitrust claims were again dismissed without prejudice. Plaintiffs filed their amended petition on May 22, 2007. The Crum & Forster entities continue to be named as defendants. Defendants filed their renewed motions to dismiss on June 21, 2007. Plaintiffs have until July 19, 2007 to file responses, and defendants have until July 31, 2007 to file replies. Crum & Forster Holdings Corp. and US Fire intend to vigorously defend the action. In addition, see “— Securities and Exchange Commission (“SEC”) requests for information may adversely affect the Company.”
Securities and Exchange Commission (“SEC”) requests for information may adversely affect the Company.
On September 7, 2005, Fairfax announced that it had received a subpoena from the SEC requesting documents regarding any non-traditional insurance or reinsurance transactions entered into or offered by Fairfax and the entities in its consolidated group, which includes the Company. The U.S. Attorney’s Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena and is participating in the investigation of these matters. Fairfax and the entities in its consolidated group are cooperating fully with these requests. Fairfax and certain of the entities in its consolidated group, which includes the Company, have prepared presentations and provided documents to the SEC and the U.S. Attorney’s Office, and employees of Fairfax and certain of the entities in its consolidated group, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s Office.
These inquiries are ongoing and Fairfax and the entities in its consolidated group, including the Company, continue to comply with requests for information from the SEC and the U.S. Attorney’s Office. At the present time, the Company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business and financial statements, which effect could be material and adverse. The financial cost to the Company to address these matters has been and is likely to continue to be significant. The Company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the Company’s business. In addition, the Company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the Company’s business, the impact of which is uncertain.
If the Company is unable to realize its investment objectives, its net income and financial condition may be adversely affected.
The Company’s operating results depend in part on the performance of the Company’s investment portfolio. The ability to achieve its investment objectives is affected by general economic conditions that are beyond management’s control. General economic conditions can adversely affect the markets for interest rate sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the Company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities the Company owns. For the three months ended March 31, 2007, the Company reported investment income, including realized investment gains and pre-tax equity in earnings of investees, of $56.6 million. In 2006, 2005 and 2004, the Company reported investment income, including realized investment gains and pre-tax equity in earnings of investees, of $413.1 million, $241.8 million and $183.8 million, respectively. The Company may not be able to realize its investment objectives, which could reduce net income significantly.
The loss of any of the Company’s key producers could have an adverse effect on the Company’s ability to generate business.
For the three months ended March 31, 2007, the Company’s two largest producers accounted for 6.3% and 6.2% of gross premiums written and the top five producers accounted for approximately 22% of gross premiums written. In 2006, the Company’s two largest producers accounted for 6.9% and 6.5% of gross premiums written and the top five producers accounted for approximately 23% of gross premiums written. There are no long-term commitments from any of the Company’s producers, any of which could cease doing business with Crum & Forster at any time. The Company may not be successful in maintaining its current relationships with its significant producers, and the loss or deterioration of one or more of these relationships could adversely affect the Company’s ability to generate business.
The effects of emerging claim and coverage issues on the Company’s business are uncertain.
As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may harm the Company’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. Examples of contemporary claims and coverage issues that have affected the Company are claims relating to construction defects, welding fumes, natural resource damages, mold, lead and diet drugs. These claim types present complex coverage and damage valuation questions, making it difficult for management to estimate the Company’s ultimate liability. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could affect Crum & Forster’s business.

The Company bears credit risk with respect to its reinsurers and certain policyholders, and if one or more of them fails to pay, the Company could experience losses, which would reduce its net income.
Although reinsurance obligates the assuming reinsurer to the extent of the risk ceded, the Company is not relieved of its primary liability to its policyholders as the direct insurer. As a result, it bears credit risk with regard to its reinsurers with respect to both receivable balances reflected on the balance sheet and contingent liabilities arising from reinsurance protection on future claims. The Company cannot be assured that its reinsurers will pay all reinsurance claims on a timely basis or at all. At March 31, 2007, the Company had reinsurance recoverable of $1.7 billion due from approximately 280 reinsurers; however, the preponderance of this reinsurance recoverable was with relatively few reinsurers. At such date, the five largest gross reinsurance recoverable balances aggregated $1.1 billion, or approximately 62% of the total reinsurance recoverable balance. Application of collateral reduces the unsecured exposure to these five reinsurers to $389.4 million. Periodically, the Company has contractual disputes with reinsurers regarding coverage under reinsurance policies. Historically, this has principally occurred in the interpretation of coverage relating to asbestos and environmental claims. Each reinsurance claim is evaluated based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law, and any disputed amounts are considered in the reserve for uncollectible reinsurance. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, or to pay such amounts on a timely basis, the Company will incur unexpected losses and cash flow will be adversely affected. For the three months ended March 31, 2007 and for each of the years ended December 31, 2006, 2005 and 2004, the Company incurred charges for uncollectible reinsurance of $2.0 million, $9.5 million, $7.2 million and $5 million, respectively. For additional discussion of credit risk with regard to the Company’s reinsurers, see “Business — Reinsurance.”
The Company writes certain large deductible policies (policies where the policyholder retains a specific amount of any loss) and retrospectively rated policies (policies in which premiums are adjusted based on the actual loss experience of the policyholder during the policy period) in which the policyholder must reimburse the Company for certain losses. The Company had aggregate recoverables on such polices of $138.9 million at March 31, 2007, and $149.4 million and $170.4 million at December 31, 2006 and 2005, respectively. Accordingly, the Company bears credit risk on these policies and cannot be assured that its policyholders will pay on a timely basis or at all.
In the ordinary course of business, the Company is sometimes unable to collect all amounts billed to policyholders, generally due to disputes on audit and retrospectively rated policies and, in some cases, due to policyholders having filed for bankruptcy protection. In addition, if a policyholder files for bankruptcy, the Company may be unable to recover on assets such policyholder may have pledged as collateral. The Company reserves for uncollectible premiums and policyholder loss recoveries in the period in which the collection issues become known. The inability to collect amounts due reduces net income and cash flows. During 2006, 2005 and 2004, the Company incurred, or expected to incur, credit losses relating to policyholder insolvencies, disputed premium audits and for policyholders experiencing financial difficulties. For the three months ended March 31, 2007 and for each of the years ended December 31, 2006, 2005 and 2004, charges incurred for uncollectible premiums and policyholder recoveries were $3.1 million, $1.2 million, $4.5 million and $(2.8) million, respectively.
Control of the Company’s corporate actions is retained by Fairfax, which may have interests that are different from the interests of holders of the Company’s debt securities, including the notes.
Because of its beneficial ownership of Crum & Forster, Fairfax is in a position to determine the outcome of corporate actions requiring stockholder approval, subject to insurance and other regulatory approvals or non-disapprovals, as applicable, including:
•	electing members of the Company’s board of directors and appointment of members of the audit committee;

•	adopting amendments to the Company’s charter documents;

•	approving a merger or consolidation, liquidation or sale, of all, or substantially all, of the Company’s assets;

•	approving transactions that would result in a change of control;

•
funding its or its affiliates’ requirements or losses by causing the Company to distribute additional amounts to it, whether by requiring the Company to incur additional indebtedness or otherwise engage in financial or other reinsurance, investment, tax sharing or other transactions with Fairfax or its affiliates; and

•	entering into transactions with Fairfax or its affiliates.
Because Fairfax’s interests as a stockholder may conflict with the interests of the holders of Crum & Forster’s debt securities, including the notes, Fairfax may cause the Company to take actions that favor its stockholder at the expense of the holders of the Company’s debt securities, including the notes. Fairfax has the ability to cause the Company to pay dividends to it and to cause the Company to incur additional indebtedness, subject to applicable law. Any amounts paid by the Company to Fairfax in respect of dividends will not be available to make payments on the Company’s debt securities, including the notes.

In addition, Fairfax has in the past provided the Company, and continues to provide the Company, with certain services. All of the Company’s directors are also directors or officers of Fairfax and certain of its affiliates. Conflicts of interest could arise between the Company and Fairfax or one of its affiliates or subsidiaries, and any conflict of interest may be resolved in a manner that does not favor the Company.
The Company’s business could be adversely affected by the loss of one or more key employees.
The Company is substantially dependent on a small number of key employees, in particular Nikolas Antonopoulos, President and Chief Executive Officer, Mary Jane Robertson, Executive Vice President, Chief Financial Officer and Treasurer, and Joseph Braunstein, President of Crum & Forster’s insurance subsidiaries. The experiences and reputations in the insurance industry of these executives are important factors in Crum & Forster’s ability to attract new business. The Company’s success has been, and will continue to be, dependent on its ability to retain the services of its existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Antonopoulos, Ms. Robertson, Mr. Braunstein, or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of the Company’s business operations. Each of Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein is currently bound by an employment contract for a term of two years with automatic daily one-day extensions, such that the term of employment at any time is two years, unless notice is given by either party. The Company currently does not maintain key employee insurance with respect to any of its employees.
The Company is subject to extensive government regulation, which may limit the rates it can charge or otherwise adversely affect its business.
The Company is subject to extensive regulation and supervision in the states in which it does business. Regulators oversee matters relating to rate setting with respect to certain lines of insurance, trade practices, market conduct, policy forms, claims practices, mandated participation in shared markets, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, authorized lines of business, transactions with related parties, the payment of dividends and a variety of other financial and non-financial components of an insurance company’s business. Regulators may limit the rates that an insurance company can charge for certain lines of business so that premium rates may not keep pace with inflation. State insurance laws and regulations are administered by agencies that have broad powers and are concerned primarily with the protection of policyholders rather than stockholders or other investors.
It is possible that future regulatory changes or developments would impede rate increases or other actions that the Company proposes to take to enhance its operating results, or fundamentally change the business environment in which it operates.
The Company’s insurance subsidiaries typically are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverages in the commercial insurance marketplace. The amount of future losses or assessments from such shared market mechanisms and pooling arrangements cannot be predicted with certainty. The underwriting results of these pools historically have been unprofitable. Future losses or assessments from such mechanisms and pooling arrangements could adversely affect the Company’s net income, financial position or liquidity.
In recent years, the insurance regulatory framework has come under increased federal scrutiny and certain federal and state legislatures have considered or enacted laws that altered and, in many cases, increased the regulation of insurance companies and insurance holding companies, such as TRIA and state guaranty funds. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment practices, risk-based capital (“RBC”) guidelines, interpretations of existing laws and the development of new laws. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies. Although the federal government currently does not regulate the business of insurance directly, federal initiatives often affect the insurance industry in a variety of ways. Future legislation, or NAIC initiatives, may have a detrimental effect on the conduct of the Company’s business. For further discussion, see “Insurance Regulatory Matters.”
If certain policies with respect to which other insurance companies have assumed liability from Crum & Forster have not been effectively novated, the Company could be subject to increased liabilities that are not reflected on the balance sheet, including with respect to asbestos, environmental or other latent exposures.
Prior to its acquisition by Fairfax in 1998, the Company was a subsidiary of Xerox Corporation. In connection with the business realignment and restructuring of its insurance companies, Xerox required the transfer of a number of policies and related assets and liabilities from certain of the Company’s insurance subsidiaries to other insurance companies also controlled by Xerox and vice versa. These transfers were effected through assumption and indemnity reinsurance agreements providing for 100% quota share reinsurance of the subject business by the assuming company. In some cases, the assuming party also was required to seek a novation of certain policies.

Novation of an insurance policy attempts to effect the legal substitution of one insurance company for the original policy-issuing company and generally requires either the express or implied consent of the policyholder. If the novation process is challenged and not upheld (especially as to novation achieved by “implied” consent), Crum & Forster’s insurance subsidiaries could be responsible for such novated business if the other party were to become insolvent. These liabilities are not reflected on the consolidated balance sheets. The Company’s reserves could be understated and the credit risk associated with policies considered novated could also be materially understated. The Company may be unable to recover its losses from the reinsurers that have reinsured these policies. To date, the Company has not experienced any challenges of novations of these policies, which occurred principally in 1993.
Risks Relating to the Notes
The Company is a holding company and is dependent on dividends from its insurance subsidiaries to pay its obligations, including interest and principal on its debt securities, including the notes.
The Company is a holding company with no direct operations, and its principal asset is the capital stock of several insurance subsidiaries. The Company relies, and expects to rely in the future, on dividends from these insurance subsidiaries to meet its obligations, including payment of interest on its debt securities, and, together with refinancing opportunities then available in capital markets, if any, to repay its debt securities at maturity. The Company’s principal insurance subsidiaries, US Fire and North River, account for 98.3% of combined statutory surplus at March 31, 2007. For 2007, US Fire had statutory “ordinary” dividend capacity (i.e., that which could be paid without prior regulatory approval) of $97.3 million, and this entire amount was paid to the Company in March 2007. For 2007, North River had statutory ordinary dividend capacity of $41.0 million and paid the Company a dividend of $40.9 million in May 2007. In March 2007 and May 2007, the Company paid dividends to Fairfax of $61.0 and $30.0 million, respectively.
The ability of the Company’s insurance subsidiaries to pay dividends depends on their statutory earned surplus (which is increased by underwriting profit and investment income and decreased by underwriting losses, including losses as a result of adverse development of prior periods), net income, investment income and other regulatory restrictions, as well as any effects such dividends may have on the Company’s ratings. State insurance commissioners have broad regulatory authority and may issue an order disallowing or limiting the payment of dividends by an insurer if the commissioner determines that the insurer is presently or potentially financially distressed or troubled. For further information on the regulation of dividends, see “Insurance Regulatory Matters.” Because payment of dividends by the Company’s insurance subsidiaries would decrease their statutory surplus, doing so would also adversely affect their ability to meet financial ratios and other tests critical to maintaining their ratings and otherwise providing acceptable security to brokers and to policyholders. Their ability to pay dividends and, therefore, the Company’s ability to meet its obligations, is limited by these and other factors.
Fairfax will not have any obligation under the notes.
Fairfax is not an obligor or guarantor of the Company’s obligations under the notes and the indenture. The Company’s ability to pay interest on the notes depends principally on its ability to receive dividends from its insurance subsidiaries, and its ability to pay the notes at maturity depends primarily on its ability to receive such dividends and on refinancing opportunities, if any, then available to it in capital markets. Any amounts paid by the Company to Fairfax in respect of dividends will not be available to make payments on the notes. The Company expects to continue to pay dividends to Fairfax in the future, subject to applicable law. The Company may in the future seek regulatory approval for one or more of its insurance subsidiaries to pay one or more extraordinary dividends to the Company, if the Company believes such payment would not adversely affect such insurance subsidiary’s “A–” financial strength rating from A.M. Best. Any amounts paid to the Company in respect of dividends, including extraordinary dividends, will be available to be paid to Fairfax as dividends from the Company, subject to applicable law.
The Company’s debt could limit its flexibility, adversely affect its financial health and prevent it from making payments on the notes.
As of March 31, 2007, after giving effect to the issuance by the Company of the old notes in an aggregate principal amount of $330.0 million and the consummation of a cash tender offer which took place in May 2007 (the “Tender Offer”), pursuant to which all but $4.3 million aggregate principal amount of the 2013 Notes were purchased and cancelled, the Company would have had approximately $334.3 million of debt (which does not include insurance obligations of its operating subsidiaries or borrowings available under the Fairfax note described under “Description of Other Indebtedness—Fairfax Note”).
The Company’s debt could have important consequences to you. For example, it could:
•	raise concerns on the part of rating agencies if the Company’s financial results were to deteriorate;

•
require the Company to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of earnings to increase its insurance subsidiaries’ statutory surplus and underwriting capability and its cash flow for other purposes;

•	limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place the Company at a competitive disadvantage compared to competitors that may have proportionately less debt.

The Company’s financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond its control. These factors include, among others, factors affecting the commercial property and casualty industry generally.
If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, it may be forced to sell material assets or operations, obtain additional capital or restructure its debt. In the event that the Company is required to dispose of material assets or operations or restructure its debt to meet its debt service and other obligations, the Company cannot assure you as to the terms of any such transaction or how quickly any such transaction could be completed, if at all.
The Company may incur substantial additional indebtedness in the future. The indenture governing the notes does not limit the amount of debt that the Company is able to incur. The Company’s incurrence of additional indebtedness would intensify the risks described above.
The instruments governing the Company’s additional indebtedness may contain various covenants limiting the discretion of its management in operating its business.
If the Company fails to comply with the restrictions in any financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies.
The notes are effectively subordinate to all of the obligations of the Company’s insurance subsidiaries, including all of the Company’s liabilities with respect to insurance policies that the Company has written or will write in the future.
None of the Company’s subsidiaries is a guarantor of the notes. Additionally, the indenture will not require subsidiaries the Company acquires in the future to guarantee the notes. These subsidiaries will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that the Company has to receive any assets of any of its subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of the notes, to realize proceeds from the sale of such assets, will be effectively subordinated to the claims of these subsidiaries’ creditors and to coverage claims under insurance policies written by these subsidiaries.
The Company may be unable to purchase your notes upon a change of control.
Upon the occurrence of specified “change of control” events, the Company will be required to offer to purchase your notes. The Company may not have sufficient financial resources to purchase all of the notes which holders tender to it upon a change of control offer, or might be prohibited from doing so under any Fairfax credit facility or other indebtedness of Fairfax or the Company. The occurrence of a change of control also could constitute an event of default under any Fairfax credit facility or the other indebtedness of Fairfax or the Company. See “Description of the Notes — Change of Control.”
Your ability to resell the notes may be limited by a number of factors; prices for the notes may be volatile.
The notes are a new class of securities for which there currently is no established market, and we cannot assure you that an active or liquid trading market will develop for the notes, if any. The Company does not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price, depending on many factors, including among other things:
•	changes in the overall market for debt securities;

•	changes in the Company’s financial performance or prospects;

•	the prospects for companies in Crum & Forster’s industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.
In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your notes.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These are statements that relate to future periods and include statements regarding the Company’s anticipated performance. Generally, the words “anticipates”, “believes”, “expects”, “intends”, “estimates”, “projects”, “plans”, “target”, “potential”, “likely”, “may”, “could”, “should” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors, which are described elsewhere in this prospectus, include, but are not limited to, the following:
•	Lowering or loss of one of our financial strength ratings;

•	Insufficient loss reserves, including reserves for asbestos, environmental and other latent claims;

•	Occurrence of natural or man-made catastrophic events;

•	Inability to obtain reinsurance coverage on reasonable terms and prices, particularly property catastrophe reinsurance;

•	Competitive conditions in the insurance market;

•	Changes in the business or regulatory environment in which we operate as a result of recent insurance industry investigations by government authorities and other parties;

•	SEC requests for information from us;

•	Inability to realize our investment objectives;

•	Loss of key producers;

•	Exposure to emerging claims and coverage issues;

•	Restrictions on the ability of our insurance subsidiaries to pay dividends;

•	Subordination of debt securities to the obligations and liabilities of our insurance subsidiaries;

•	Exposure to credit risk, in the event reinsurers or policyholders fail to pay amounts owed to us;

•	Adverse developments in the prospects or results of operations of Fairfax or its affiliates;

•	Loss of key employees;

•	Changes in governmental regulations; and

•	Exposure to credit risks on novated policies.
Although we believe that our forward-looking statements are based upon reasonable assumptions, management can give no assurance that the Company’s goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this prospectus are made by us as of the date of this prospectus. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXCHANGE OFFER
Terms of the Exchange Offer
General
In connection with the issuance of the old notes, we entered into a registration rights agreement, dated May 7, 2007, with the initial purchasers of the old notes. The following contains a summary of the provisions of the registration rights agreement. It does not contain all of the information that may be important to an investor in the notes. We refer you to the registration rights agreement, which has been filed as an exhibit to this registration statement.
Under the registration rights agreement, we agreed to use our reasonable best efforts to file with the Securities and Exchange Commission (SEC) and cause to become effective the registration statement of which this prospectus is a part with respect to a registered offer to exchange the old notes for the new notes. We will keep the exchange offer open for the period required by applicable law, but in any event for at least 20 business days after the date notice of the exchange offer is mailed to holders of the old notes.
Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. This prospectus, together with the letter of transmittal, is being sent to all holders as of ___, 2007. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “—Conditions.”
Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.
Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:
•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes
We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the new notes as it has in such no-action letters.
By tendering old notes in exchange for new notes and executing the letter of transmittal, each holder will represent to us that:
•	any new notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act.
If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of new notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.
Each broker-dealer that receives new notes for its own account in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.”
Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of old notes who do not exchange their old notes for new notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination
The expiration date shall be      , 2007 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.
To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Such announcement will state that we are extending the exchange offer for a specified period of time.
We reserve the right:
•
to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.
Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment. In addition, if we amend or terminate the exchange offer, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part.
Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.
Interest on the New Notes
The new notes will accrue interest at the rate of 7 3/4% per annum from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such old note, from the issue date of such old note; provided, that if an old note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange therefor will accrue from the date of such interest payment date. Interest on the new notes is payable on May 1 and November 1, beginning on November 1, 2007. No additional interest will be paid on old notes tendered and accepted for exchange.
Procedures for Tendering
To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail, or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:
•	certificates of such old notes must be received by the exchange agent along with the applicable letter of transmittal;

•
a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.
The method of delivery of old notes, letter of transmittal and all other required documents is at the election and risk of the noteholders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.
The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.
If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.
All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. We will not waive any condition of the offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.
In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued:
•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “—Conditions,” to terminate the exchange offer,

•	to redeem old notes as a whole, or in part, at any time and from time to time, as described under “Description of the Notes—Redemption—Optional Redemption,” and

•	to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.
The terms of any such purchases or offers could differ from the terms of the exchange offer.
Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us, or an affiliate of ours, to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.”
Acceptance of Old Notes for Exchange; Delivery of New Notes
Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date and the new notes will be issued promptly after acceptance of the old notes. See “—Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent.
For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.
In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:
•	certificates for such old notes, or a timely book-entry confirmation of such old notes, into the exchange agents’ account at the applicable book entry transfer facility,

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.
If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged old notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer
The exchange agent has established an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.
Exchanging Book-Entry Notes
The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.
Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.
Guaranteed Delivery Procedures
If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:
•	the tender is made through an eligible institution;

•
prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(1) sets forth the name and address of the holder of old notes and the amount of old notes tendered;
(2) states that the tender is being made thereby; and
(3) guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter transmittal will be deposited by the eligible institution with the exchange agent; and
•
the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders
Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:
•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•
in the case of the old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•
be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered including any required signature guarantees, or be accompanied by documents of transfer to have the trustees with respect to the old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.
Conditions
Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.
The foregoing conditions are for our sole benefit and may be asserted by us, regardless of the circumstances giving rise to any such condition, or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.
In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.
Exchange Agent
The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, or of the letter of transmittal, should be directed to the exchange agent as provided in the letter of transmittal.
Fees and Expenses
The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.
We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.
The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.
We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Consequences of Failure to Exchange
Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

USE OF PROCEEDS
We will not receive any proceeds from the exchange offer. In consideration for issuing new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. Old notes surrendered in exchange for new notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear all fees and expenses related to the exchange offer. No underwriter is being used in connection with the exchange offer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The table shown below presents selected financial data for the five years ended December 31, 2006 and the three months ended March 31, 2007 and 2006. This financial information was prepared in accordance with GAAP. The GAAP statement of income data for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the GAAP balance sheet data at December 31, 2006, 2005, 2004, 2003 and 2002 were derived from Crum & Forster Holdings Corp.’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The GAAP statements of income data for the three months ended March 31, 2007 and 2006 and the GAAP balance sheet data as of March 31, 2007 were derived from Crum & Forster Holdings Corp.’s unaudited consolidated financial statements which appear elsewhere in this prospectus. Crum & Forster Holdings Corp.’s unaudited consolidated financial statements include all adjustments which in management’s opinion are necessary for a fair presentation of the Company’s financial position on such dates and the results of operations for such periods. The consolidated balance sheets at December 31, 2006 and 2005, and the related consolidated statements of income, of shareholder’s equity, of comprehensive income and of cash flows for the three years ended December 31, 2006, and accompanying notes, appear elsewhere in this prospectus. The combined statutory data has been derived from annual or quarterly statutory financial statements, which have been filed with the domiciliary states of the Company’s insurance subsidiaries, and prepared in accordance with SAP, which differs from GAAP.
The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
(dollars in thousands)	2007	2006	2006	2005	2004	2003	2002

GAAP STATEMENT OF INCOME DATA:
Gross premiums written	$326,931	$347,201	$1,351,631	$1,097,756	$1,138,961	$1,104,211	$898,368
Net premiums written	$282,447	$295,344	$1,166,532	$868,966	$918,300	$890,823	$669,473
Premiums earned	$293,707	$246,719	$1,084,023	$894,173	$907,709	$768,872	$609,512
Investment income and realized investment gains and losses[1]	$49,887	$178,280	$392,818	$215,310	$164,638	$338,062	$155,325
Losses and LAE	$193,460	$169,012	$666,079	$615,505	$761,512	$652,334	$460,458
Policy acquisition costs and other underwriting expenses	$84,754	$70,258	$314,403	$254,452	$252,987	$225,261	$194,482
Income before equity in earnings of investees, net of tax and cumulative effect of a change in accounting principle	$38,488	$114,504	$299,121	$138,743	$11,717	$134,178	$82,911
Equity in earnings of investees, net of tax	$4,365	$1,859	$13,162	$17,193	$12,478	$1,567	$—
Cumulative effect of a change in accounting principle	$—	$—	$—	$—	$—	$—	$64,809	[2]
Net income	$42,853	$116,363	$312,283	$155,936	$24,195	$135,745	$147,720

	At March 31,	At December 31,
(dollars in thousands)	2007	2006	2005	2004	2003	2002

GAAP BALANCE SHEET DATA:
Total investments (including cash and cash equivalents and assets pledged for short-sale obligations)[3]	$3,923,199	$3,926,276	$3,720,538	$3,495,509	$3,168,389	$2,422,590
Total assets	$6,352,671	$6,443,554	$6,482,879	$6,031,641	$5,587,398	$5,138,787
Unpaid losses and LAE	$3,364,042	$3,371,549	$3,673,034	$3,370,936	$3,193,920	$3,249,558
Long term debt[4]	$293,359	$293,170	$292,470	$291,841	$291,257	$—
Shareholder’s equity	$1,070,348	$1,093,055	$961,193	$881,189	$906,115	$979,164

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:
Loss and LAE ratio	65.9%	68.5%	61.5%	68.8%	83.9%	84.8%	75.5%
Underwriting expense ratio	28.8	28.5	29.0	28.5	27.9	29.3	31.9

Combined ratio	94.7%	97.0%	90.5%	97.3%	111.8%	114.1%	107.4%

Ratio of earnings to fixed charges[5]	5.2x	11.8x	11.0x	4.4x	1.3x	6.2x	6.6x

	Three Months Ended March 31,		Years Ended December 31,
(dollars in thousands)	2007	2006	2006	2005	2004	2003	2002

SELECTED COMBINED STATUTORY DATA:
Loss and LAE ratio	66.5%	69.3%	61.9%	69.4%	86.1%	84.5%	77.6%
Underwriting expense ratio	29.4	26.2	28.0	28.4	27.7	27.3	31.2

Combined ratio	95.9%	95.5%	89.9%	97.8%	113.8%	111.8%	108.8%

Dividends to Crum & Forster	$97,300	$94,500	$127,000	$93,400	$80,000	$—	$—
Policyholders’ surplus	$1,350,232	$1,287,937	$1,406,822	$1,313,988	$1,206,547	$1,107,435	$856,393
Ratio of net premiums written to policyholders’ surplus	0.86x [6]	0.72x [6]	0.83x	0.66x	0.76x	0.80x	0.78x

[1]	Includes $40,725 of gains in 2003 from the sale of Hub International Limited securities to an affiliate.

[2]	Represents remaining unamortized negative goodwill resulting from the acquisition of Crum & Forster by Fairfax in 1998.

[3]	Includes $532,990, $535,594, $496,903 and $277,899 of assets pledged for short-sale obligations at March 31, 2007, December 31, 2006, 2005 and 2004, respectively.

[4]
Aggregate principal amount of $300,000 of the 2013 Notes, less unamortized original issue discount. $295,730 aggregate principal amount of the 2013 Notes were purchased and cancelled pursuant to a cash tender offer in May 2007.

[5]
For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes, adjusted for undistributed income or loss from equity method investees and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense. The calculation of the ratio of earnings to fixed charges is filed as an exhibit to the registration statement of which this prospectus is a part.

[6]	The ratios reflect net premiums written for the twelve months ended March 31, 2007 and 2006 for purposes of comparison to annual periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with Crum & Forster’s consolidated financial statements and accompanying notes included elsewhere in this prospectus. Certain information constitutes forward-looking statements that involve risks and uncertainties. For further discussion of forward-looking statements, see “Statements Regarding Forward—Looking Information”. Actual results may differ materially from the results discussed in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under “Risk Factors”.
Critical Accounting Policies and Estimates
The Company’s consolidated financial statements and related notes thereto are prepared in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of material contingent assets and liabilities as of the balance sheet date and the revenues and expenses reported during the relevant period. In general, management’s estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that are believed to be reasonable under the known facts and circumstances.
Crum & Forster’s significant accounting policies are described in Note 2 to the audited consolidated financial statements included elsewhere in this prospectus. The accounting policies and estimates discussed below are those that require management to make assumptions about highly uncertain matters. If management were to make different assumptions about those matters, or if actual results were to differ significantly from estimates, the Company’s reported consolidated results of operations and financial condition could be materially affected.
Unpaid Losses and Loss Adjustment Expenses
The most significant accounting estimates relate to the Company’s reserves for unpaid losses and LAE. Unpaid losses and LAE include reserves for both reported (case reserves) and IBNR.
When the Company is notified of insured losses, claims personnel set up case reserves for the estimated amount of settlement, if any, which excludes estimates of expenses to settle claims, such as legal and other fees and the general expenses of administering the claims adjustment process. The estimate reflects the judgment of claims personnel, or of independent claims adjusters hired by the Company, the scope of coverage available for the reported claim under each individual policy assuming application of controlling state contract law, general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel, with the goal of setting the reserve at the ultimate expected loss amount as soon as sufficient information becomes available. The facts of the specific claim are investigated and case reserves are established as soon as reasonably possible as follows:
General Liability — an individual investigation of each loss reported is undertaken and the claims personnel, using their experience and judgment, establish a case reserve in an amount estimated to be the most likely ultimate loss amount to be paid considering the assumed jurisdiction where the claim is pending and the applicable law of allowable direct and consequential damages and defenses; the effect, if any, of the particular venue, including settlement and verdict values; and, where applicable, the advice of counsel retained to represent the defendant in the individual case.
Workers’ Compensation — an individual investigation of each reported accident is undertaken and the claims personnel, using their experience and judgment, establish a case reserve in an amount estimated to be the most likely ultimate loss amount to be paid considering the unique statutory scheme of the applicable jurisdiction. Claims personnel make assumptions as to the likely cost of necessary medical treatment, including prescription medications, estimated time of disability, degree of permanency, and, depending on the severity of the individual case, the necessity and cost of vocational, rehabilitative, or long term care as well as other amounts provided for under the applicable statutory scheme such as funeral and dependant benefits, transportation costs, and employee attorney fees.
Commercial Automobile — for third party claims, the methodology for establishing case reserves is virtually identical to that of general liability. First party automobile reserves are established based upon the cost of repair or actual cash value as appropriate under the circumstances, generally confirmed by an appraisal, and consistent with applicable state claims handling regulations.
Property — an individual investigation of each loss reported is undertaken by claims personnel, including conducting on site physical inspections of the covered property in determining the scope of damage. Case reserves are established consistent with the coverages provided under the specific policy applicable to the loss. Depending upon the severity of the loss and coverage part or parts implicated in the specific claim reported, claims personnel may retain the services of experts such as certified building consultants, salvors, forensic accountants, or construction engineers to assist in projecting the ultimate loss to be reserved and paid on an individual claim basis. In the event of a catastrophe loss, assumptions are made based upon the number of risks in the affected area and the severity of the catastrophic events.
In all lines of business, throughout the life of the claim, claims personnel evaluate any new information that is received, analyze the impact of new information on the existing reserve, and, if warranted, increase or decrease the case reserve as appropriate.

The Company’s actuaries conduct a full actuarial reserve study of each line of business every six months. For all lines of business other than asbestos, environmental and other latent, ultimate losses and LAE are projected by line of business by accident year using several standard actuarial methodologies, including paid and incurred loss development, the Bornheutter-Ferguson incurred and paid loss methods, the Berquist-Sherman loss methods and frequency and severity approaches. The Company’s actuaries utilize assumptions in determining their estimates, including loss development factors, expected loss ratios, frequency and severity trends, year-on-year price changes and inflation. These assumptions are affected by items such as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverage, and changes in claims handling practices. In addition, prevailing economic, social and legal factors, such as inflation in medical services, costs to repair damaged property or changes in statutory benefits, influence these assumptions. After projecting ultimate losses for each of the various actuarial methodologies, the actuaries select a point estimate ultimate for each accident year within a line of business based on many factors, such as the age of the accident year and the risk characteristics of the individual line of business. For example, for older years where more credibility can be placed upon actual observed loss emergence, paid or incurred loss development methods are generally the basis of the ultimate loss selection. For more recent years where the actual emergence of losses is less credible, methods that place more emphasis on expected loss development (e.g., the Bornheutter-Ferguson method) may be selected as the loss ultimate. A point estimate unpaid loss and LAE reserve is determined by subtracting actual paid losses and LAE from the projected ultimate losses and LAE for each line of business by accident year. These reserves are aggregated by line of business and the IBNR component is derived therefrom by deducting the recorded case reserves. The IBNR reserve includes anticipated additional development of case reserves (either positive or negative), provision for claims that have not been reported and estimated settlement expenses.
The majority of IBNR loss reserves relate to the Company’s casualty business, which generally has a longer tail (meaning a longer period of time between the occurrence of the covered event and the ultimate settlement of the claim) than the Company’s other lines of business. Line of business specific factors that are considered in the aforementioned actuarial methodologies that affect the IBNR reserves are as follows:
General Liability — delay of reporting the claim to the Company, court award inflation and the expected loss ratio for the more recent accident years.
Workers’ Compensation — medical inflation, willingness of insured to settle claims, case reserve for known claims, long payment period for the medical portion of claims, expected loss ratios for more recent accident years and legal jurisdiction of the claim.
Commercial Automobile — cost to repair damaged property, medical and court award inflation and expected loss ratios for more recent accident years.
The shorter tailed lines, such as property, in which claims are paid shortly after the loss occurrence, have less variability in IBNR reserve estimates and are less dependent on the above assumptions. The key assumptions for the property line of business are catastrophe reserve estimates and cost to repair damaged property.
The Company’s actuaries also conduct an internal ground-up study of asbestos and environmental reserves at least annually. Such ground-up studies involve a policyholder-by-policyholder evaluation considering the following factors: available insurance coverage based upon the type of loss being presented (premises/operations or products), including the role of any umbrella or excess insurance purchased by the policyholder and court decisions concerning specific coverage provisions; other policy specific provisions, including whether defense is included in or in addition to loss; limits, deductibles and self-insured retentions; an analysis of each policyholder’s ultimate potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the policyholder; past settlement values of similar claims against the policyholder and their associated defense costs; dismissal rates of claims by jurisdiction; distribution of claims by disease type (cancers, asbestosis and no impairment) where known; the potential role of other insurance (estimating the Company’s ultimate participation of loss settlements percentage); and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable or unfavorable legislation in the future. In 2004, the Company engaged an independent actuarial firm to perform a ground-up study of asbestos liabilities in addition to the Company’s own internal review.
For asbestos, a range is developed for each policyholder based on variations in the estimates of the future number of claimants and number of years in the available coverage period (if unknown). For environmental exposures, a range is developed based on variations in alleged site costs and variations in the number of years over which such costs may be allocated. The actuarial point estimate is principally the average of the low estimate and the high estimate for each policyholder.
For liabilities other than asbestos, environmental and other latent, a range is developed around the point estimate loss and LAE reserves using statistical techniques to create an aggregate loss distribution. The methodology attempts to quantify the variability in the historical loss development data for each line of business separately. The variability depends on the line of business specific factors described above. From the aggregate loss distribution, an 80% confidence interval is constructed which represents a reasonable range of possible outcomes.

The following table presents the impact of a 2% change in ultimate loss and ALAE ratio for each line of business for the accident years shown. The years were selected to include those years where management considers a 2% change in ultimates to be a reasonably likely outcome. The 2% change was selected to represent a reasonably likely change in one of the factors described above. For example, for workers’ compensation, this could be due to changes in medical inflation or claim settlement rates. For general liability, this could be due to court award inflation.

Line of business	Accident Years	Change in Ultimate Loss and ALAE (millions)
General Liability[1]	1999-2006	$35.2
Workers Compensation	1999-2006	$32.4
Commercial Automobile	2005-2006	$7.6

[1]	Excludes asbestos, environmental and other latent.
If the Company experienced a change in its ultimate loss and ALAE reserves in the amount depicted in the chart above, its income before income taxes and unpaid loss and loss adjustment reserves would be affected by the same amount. At each balance sheet date, Company management establishes its “best estimate” based on the actuarial point estimates by line of business from the most recent internal actuarial reserve review, together with the actual loss emergence since such most recent review. Consideration may also be given to the results of actuarial reserve reviews conducted by the Company’s independent actuaries. Management considers a “best estimate” to be one where the total reserves have an equal likelihood of developing a redundancy or deficiency as the loss experience matures. Following the completion of each semi-annual internal actuarial reserve review, management reviews the actuarial reserve valuation with the Company’s actuaries and compares the indicated reserve levels by line of business to the corresponding recorded reserves. In general, management’s best estimate will approximate the internal actuaries’ point estimates. There may, however, be circumstances in which management chooses not to adjust its best estimate for assumptions made by its actuaries regarding emerging trends — positive or negative — until the passage of further time or additional information has confirmed the credibility of the trend. At March 31, 2007, December 31, 2006 and December 31, 2005, the Company’s actuaries concurred with the reasonableness of management’s best estimate.
Losses and LAE are charged to income as they are incurred. During the loss settlement period, reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in the Company’s financial results in the periods in which they are made, and are referred to as prior period development. Due to the high level of uncertainty, revisions to these estimated reserves could have a material impact on the Company’s results of operations in the period recognized, and actual payments for claims and LAE could ultimately be significantly different from estimates.
The Company recorded $(9.1) million, $(85.9) million, $(60.5) million and $97.6 million of prior period (favorable) adverse loss development before corporate aggregate reinsurance for the three months ended March 31, 2007 and the years 2006, 2005 and 2004, respectively. After corporate aggregate reinsurance, the prior period (favorable) adverse loss development was $(12.5) million, $(96.2) million, $(68.6) million and $69.3 million for the three months ended March 31, 2007 and the years 2006, 2005 and 2004, respectively. In the first quarter of 2007, the majority of the net favorable development before corporate aggregate reinsurance was in the workers’ compensation line of business in accident years 2005 and 2004, partially offset by strengthening of uncollectible reinsurance reserves in older accident years.
In 2006, the net favorable development before corporate aggregate reinsurance was comprised principally of favorable development across all major casualty lines, with the largest redundancy being recognized in workers’ compensation, principally attributable to the favorable results in California in accident years 2005 and 2004, consistent with industry-wide experience. Additionally, favorable development was also experienced in umbrella and other general liability exposures, due in part to favorable settlements of claims in accident years 2000 and prior and in commercial automobile liability for accident years 2005 and prior. The favorable development was partially offset by adverse development of $33.9 million of asbestos, environmental and other latent liabilities.
The net favorable development in 2005 before corporate aggregate reinsurance was comprised of three principal components: (i) adverse development of asbestos, environmental and other latent liabilities of $44.6 million, primarily due to developments related to one asbestos policyholder and largely offset by favorable emergence of non-latent umbrella and other casualty reserves in accident years 1998 and prior, (ii) $24.7 million of strengthening of prior year reserves for the surety line of business, a line the Company exited in 2005, and (iii) net favorable development of the Company’s remaining property and casualty reserves of $97.5 million, arising from accident years 1999 through 2004.
Of the $97.6 million development for calendar year 2004, $90.5 million was due to an increase in asbestos reserves, driven mainly by an increase in the average severity of claims for known policyholders. For a more detailed description of the asbestos strengthening, see “Asbestos Reserves” below.

Asbestos Reserves
Asbestos is the most significant and difficult mass tort for the insurance industry in terms of claim volume and dollar exposure. The litigation environment has become increasingly adverse. Plaintiffs, including individuals that do not appear to be impaired by asbestos exposure, often are able to choose from a number of potential venues to bring an action in the court that they expect will be most advantageous to their claims. Many of the lawsuits are filed in a small number of plaintiff-oriented jurisdictions, where significant verdicts historically have been rendered against commercial defendants. Management believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Even when these claims are resolved without loss payment, as a large portion of them are, significant costs are incurred to defend the claims.
The Company’s asbestos exposure is related mostly to policyholders that are peripheral defendants, including a mix of manufacturers, distributors and installers of asbestos-containing products, as well as premises owners. For the most part, these policyholders are defendants on a regional, rather than a nationwide, basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. Generally, only policies underwritten prior to 1986 have potential asbestos exposure since most policies underwritten after that date contain an absolute asbestos exclusion.
Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability. Increasingly, policyholders have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers.
Generally, policyholders who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage, some policyholders that have eroded their aggregate limits are submitting new asbestos claims as “non-product” claims or attempting to reclassify previously resolved claims as non-product claims. Unlike product exposures, these non-product exposures are argued not to be subject to aggregate limits, creating potentially greater exposure. The extent to which policyholders will be successful in obtaining coverage on this basis is uncertain and court decisions have been inconsistent to date. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate policy limits.
Tort reform in certain jurisdictions initially resulted in increased filings by plaintiffs seeking to avoid the potential effective date of the reform legislation in 2003. Since 2004, insurers, including Crum & Forster, generally experienced either flat or slightly decreased frequency in numbers of newly reported asbestos-related claims due to, among other things, tort reform in certain jurisdictions previously known for large volume filings. It is generally expected throughout the industry that this trend will continue.
The following table presents an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

	At December 31, 2006
Attachment Point	Estimated % of	Estimated % of
(dollars in millions)	Total Policies	Total Policy Limits

$0 to $1	73.5%	45.8%
$1 to $10	20.5	41.7
$10 to $20	1.8	4.3
$20 to $50	2.2	4.2
Above $50	2.0	4.0

Total policies with asbestos claims	100.0%	100.0%

In 1994, Congress enacted a new section of the bankruptcy code aimed at facilitating the reorganization of businesses with large asbestos liabilities. Under this law, an asbestos defendant can receive a discharge from present and future asbestos claims by following the provisions of the bankruptcy code. Insurers of the defendant have typically been excluded from the pre-petition negotiations between the asbestos defendant and the asbestos plaintiffs’ lawyers, although the typical plan presumes the insurers will pay for claims under negotiation. These “pre-packaged bankruptcies” can inflate claim costs and accelerate the timing of claims payments, and it is likely that additional defendants will seek protection under this provision in the future. Bankruptcy filings by various defendants in the asbestos arena continue to result in larger claim values to be paid by the remaining solvent defendants, including certain Crum & Forster policyholders. To date, this continued flow of claims has forced at least 75 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional policyholders may become targets in the future and in predicting the total number of asbestos claimants.

Many coverage disputes with policyholders are resolved only through aggressive settlement efforts. Settlements involving bankrupt policyholders may include extensive releases, which are favorable to the Company but which could result in settlements earlier and for larger amounts than originally expected. As it has done in the past, the Company will continue to aggressively pursue settlement opportunities.
As noted above, there have been numerous bankruptcies of asbestos defendants stemming from an increase in asbestos claimants. These bankruptcies represent companies that were heavily exposed to asbestos liabilities. The Company’s future exposure to the asbestos liabilities resulting from the bankruptcies of those entities, however, is limited.
The Company’s exposure and potential future exposure to those entities is summarized as follows:

	At December 31, 2006
	Number of	Remaining
(dollars in millions)	Bankruptcies	Policy Limits

No insurance coverage issued to policyholder	55	$—
Resolved	18	—
Potential future exposure	2	20

Total	75	$20

The Company did not issue insurance to 55 of the 75 companies. It did issue insurance coverage to the remaining 20 companies; however, it has resolved the asbestos claims of 18 of these policyholders. With respect to the other two policyholders, Crum & Forster has $20 million of policy limits remaining.
Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Since each policyholder presents different liability and coverage issues, the Company evaluates its asbestos exposure on a policyholder-by-policyholder basis. Crum & Forster utilizes sophisticated methodologies, which draw upon Company experience and supplemental databases, to assess asbestos liabilities on reported claims. These methodologies utilize comprehensive ground-up, exposure-based analyses. In 2004, Crum & Forster also retained an outside actuarial consultant to perform an independent ground-up evaluation of its asbestos reserves.
In the course of the policyholder-by-policyholder evaluation, the following factors are considered: available insurance coverage, including the role of any umbrella or excess insurance issued to the policyholder; limits, deductibles and self-insured retentions; an analysis of each policyholder’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the policyholder; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; the potential role of other insurance; and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable or unfavorable legislation in the future.
In addition to estimating liabilities for reported asbestos claims, reserves for IBNR claims are estimated using information as to the reporting patterns of known policyholders, historical settlement costs per policyholder and characteristics of policyholders such as the number of coverage years.
Once the gross ultimate exposure for indemnity and ALAE is determined for each policyholder and policy year, the amount ceded to reinsurers is estimated by reviewing the applicable reinsurance treaty.
As part of the overall review of the Company’s asbestos exposure, management compares the level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which equals the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates. The higher the ratio, the more years the loss and ALAE reserves would be expected to cover. Because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, the Company also presents its survival ratio excluding those outstanding loss reserves and historical loss payments.

The reported and adjusted asbestos survival ratios based on asbestos loss and ALAE reserves, net of per risk reinsurance but before the benefit of corporate aggregate reinsurance, are presented below:

	At December 31, 2006
		Amounts	Amounts
		Subject to	Net of
		Settlement	Settlement
(dollars in millions)	Reported	Agreements	Agreements
Net unpaid losses and ALAE	$348.2	$8.1	$340.1
3-year average net paid losses and ALAE	$54.3	$0.6	$53.7
3-year survival ratios	6.4		6.3
Another industry benchmark that management reviews is the relationship of asbestos loss and ALAE reserves to the estimated ultimate asbestos loss, i.e., the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are summarized as follows:

		Net % of
	Amount	Total[1]
Crum & Forster (dollars in millions)
Paid losses and ALAE at December 31, 2006	$419.6	54.6%
Net unpaid losses and ALAE (case and IBNR) at December 31, 2006	348.2	45.4

Ultimate losses and ALAE at December 31, 2006	$767.8	100.0%

Industry, as represented by A.M. Best Company (“A.M. Best”)[2] (dollars in millions)
Paid losses and ALAE at December 31, 2005	$34,200	52.6%
Net unpaid losses and ALAE (case and IBNR) at December 31, 2005	30,800	47.4

Ultimate losses and ALAE at December 31, 2005	$65,000	100.0%

[1]	Net of per risk reinsurance, but before the benefit of corporate aggregate reinsurance.

[2]	Extracted from an A.M. Best report dated March 26, 2007.
As discussed in more detail in the following paragraphs, the Company increased its reserves for asbestos liabilities in each of 2006, 2005 and 2004. Asbestos liabilities are uniquely difficult to estimate due to both industry-wide issues and Company-specific factors. Industry-wide trends and factors have generally been adverse to insurance companies and include complex coverage issues, expansive judicial interpretation, lack of historical data, long reporting delays, substantial defense costs, increases in claims by unimpaired plaintiffs, venue shopping, bankruptcies of traditional defendants and targeting of peripheral defendants whose exposures may not be subject to aggregate policy limits. In developing its asbestos reserve estimates, the Company gives consideration to the current state of industry trends and factors, particularly those that most directly affect its policyholder universe such as the targeting of smaller, peripheral defendants. However, changes in these trends or the emergence of new trends or factors may not be reasonably foreseeable or their effects may not be reliably quantifiable as of the date of the Company’s estimate. Further, while industry trends have an effect on the Company, increases in the Company’s asbestos reserve estimates are most directly and significantly affected by changes in the state of asbestos claims against Crum & Forster’s specific policyholders. A comparatively small number of policyholders account for a substantial share of the Company’s asbestos claim payout activity in any given period and of the asbestos net unpaid losses and ALAE reserves at each balance sheet date. Changes in the conditions of specific policyholders, such as being targeted by plaintiffs in a state or states from which claims had not been previously filed or expected, adverse court decisions regarding coverage or defense obligations, the discovery (or allegation) of the existence of additional policies issued by the Company, or the inability of another of the policyholder’s insurers to discharge its policy obligations, thereby increasing the obligations of the remaining insurers, can have a material impact on the previous estimate of the potential liability associated with that policyholder. These changes may not have been foreseeable or lacked sufficient credibility, even if foreseeable, as of the date of the Company’s previous estimate.
In 2006, the trends noted previously have continued, including stable numbers of claimants filing asbestos claims against the Company’s policyholders, increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection and an increased number of policyholders asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. In general, a small percentage of policyholders account for the majority of paid losses. In 2006, 90% of gross payments for loss and allocated loss adjustment expenses were made on behalf of approximately 4% of policyholders.
The Company did not increase asbestos reserves in the first quarter of 2007. In 2006 and 2005, the Company increased asbestos reserves by $22.7 million and $31.6 million, respectively (approximately 6% and 8%, respectively, of the preceding year-end reserves balances). The increases were largely attributable to developments related to one policyholder.

In 2004, based on the Company’s internal actuarial review and an independent actuarial firm’s ground-up study of asbestos reserves, the Company strengthened its asbestos reserves by $90.5 million, or approximately 25% of net unpaid asbestos losses and ALAE at December 31, 2003. Changes in the reserve estimates for eight policyholders represented over 80% of such increase. While the Company experienced some increase in the number of claims for known policyholders, an increase in average severity of claim payments and a corresponding increase in defense costs were the principal reasons for the asbestos reserve strengthening. Some of the increase was attributable to rising asbestos-related bankruptcies in 2000 through 2002. Solvent defendants in many jurisdictions were left to pay some or the entire portion of the judgments or settlements that should have been paid by the bankrupt defendants. The large unexpected number of bankruptcies filed from 2000 to 2002 resulted in the claim severity increasing beginning in 2003 and continuing through 2004, outside of any known historical trend. In addition, the Company also received multiple allegations of reclassification of products claims (that are subject to an aggregate limit) as premises/operations claims (that are not subject to an aggregate limit).
As a result of the processes, procedures and analyses described above, management believes that the reserves carried for asbestos claims at March 31, 2007 are appropriate based upon known facts, current law and management’s judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims, which may result in changes in these estimates as new information emerges. Among these are the following: the unpredictability inherent in litigation; any impact from the bankruptcy protection sought by asbestos producers and defendants; an unanticipated increase in the number of asbestos claimants; the resolution of disputes pertaining to the amount of coverage for “non-product” claims asserted under premises/operations general liability policies; and future developments regarding the ability to recover reinsurance on asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any effects of future legislation.
An analysis of gross and net reserves from asbestos exposures is presented in Note 5 to the audited consolidated financial statements and in Note 4 to the unaudited consolidated financial statements included elsewhere in this prospectus.
Environmental Reserves
Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by Potentially Responsible Parties (“PRPs”). These laws establish the means to pay for cleanup of waste sites if PRPs fail to do so, and to assign liability to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators.
Most sites have multiple PRPs. Most insurance policies issued to PRPs did not expressly cover the costs of pollution cleanup since pollution was not a recognized hazard at the time many of these policies were issued. Over time, judicial interpretations in many cases have found that the scope of coverage of the policies included pollution exposure, unless excluded, with some courts narrowly applying the early versions of the pollution exclusion to expand the scope of coverage provided. Since 1986, however, most general liability policies exclude coverage for such exposures.
There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Currently, approximately 1,240 cleanup sites are included in the EPA’s National Priorities List. State authorities have identified many additional sites. Second, the liabilities of the policyholders themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.
Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, Congress has enacted no reforms since then. It is unclear what legislation, if any, will be enacted in the future and what potential effect it will have on the insurance industry. In the absence of federal movement on Superfund, the enforcement of Superfund liability is shifting to the states, which are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

As with asbestos reserves, exposure for environmental pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Since each policyholder presents different liability and coverage issues, the methodology used to establish environmental reserves is similar to that used for asbestos liabilities. In the course of performing these individual policyholder assessments, the following factors are considered: the policyholder’s probable liability and available coverage; relevant judicial interpretations; the nature of the alleged pollution activities of the policyholder at each site; the number of sites; the total number of PRPs at each site; the nature of environmental harm and the corresponding remedy at each site; the ownership and general use of each site; the involvement of other insurers and the potential for other available coverage; and the applicable law in each jurisdiction. A provision for IBNR is developed, using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated.
New reports for environmental claims are trending downward while the cost of the remedy in certain jurisdictions has increased. Claims against Fortune 500 companies are declining, and, while policyholders with single-site exposures are still active, the Company has resolved the majority of disputes with respect to policyholders with a large number of sites. In many cases, claims are being settled more expeditiously due to improved site remediation technology and effective policy buybacks. However, due to the high level of uncertainty, revisions to these reserve estimates could have a material impact on the Company’s results of operations in the period recognized and the ultimate actual payments for claims and LAE could turn out to be significantly different from estimates.
The Company’s environmental survival ratio calculation, based on environmental loss and ALAE reserves, net of per risk reinsurance, but before the benefit of corporate aggregate reinsurance, is presented below:

At December
(dollars in millions)	31, 2006
Net unpaid losses and ALAE	$73.5
3-year average net paid losses and ALAE	$17.3
3-year environmental survival ratio	4.2
An analysis of gross and net reserves from environmental exposures is presented in Note 5 to the audited consolidated financial statements and in Note 4 to the unaudited consolidated financial statements included elsewhere in this prospectus.
Other Latent Reserves
In addition to asbestos and environmental pollution, the Company faces exposure to other types of latent mass tort claims. These other latent claims include those associated with silica, gas and vapors, lead, mold, chemical, welding fumes and pesticides. Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Management sets reserves for other latent exposures at a selected gross survival ratio (currently 5 years) and selects a gross to net ratio based on the gross to net ratio of historical payments.
An analysis of gross and net reserves from other latent exposures is presented in Note 5 to the audited consolidated financial statements included elsewhere in this prospectus.
Summary
Management believes that the asbestos, environmental and other latent reserves reported at March 31, 2007 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions and the reserving methodologies employed. These latent reserves are continually monitored by management and reviewed by independent consulting actuaries. New developments will continue to be evaluated as they arise in order to supplement the ongoing analyses and reviews of the latent exposures. Due to the inherent uncertainties in estimating reserves for unpaid losses and LAE described above, and to the potential impact of recent trends, the ultimate liability for the Company’s loss and LAE reserves, and, in particular, its asbestos, environmental and other latent claims reserves, may vary substantially from the amounts currently reserved.
For additional discussion on the Company’s reserves, see “Business—Reserves” and Notes 4 and 5 to the audited consolidated financial statements and Notes 3 and 4 to the unaudited consolidated financial statements included elsewhere in this prospectus.

Other than Temporary Declines in Value of Investments
Declines in the market value of invested assets below carrying value are evaluated for other than temporary impairment losses on a quarterly basis. Management considers an impairment as “other than temporary” if evidence indicating that an investment’s carrying amount is recoverable within a reasonable period of time, which in the case of fixed income securities, may mean until maturity, is outweighed by evidence to the contrary. Management also considers its ability and intent to hold an investment until such recovery of the security’s fair value. Notwithstanding the foregoing, with respect to fixed income securities, an impairment may be considered other than temporary if it is probable that the Company will be unable to collect all amounts due under the terms of the securities. Recognition of impairment losses for declines in the value of fixed income and equity securities attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment. Factors considered by management include, but are not limited to, the impact of issuer-specific events, current and expected future market and economic conditions, the nature of the investment, the number of investment positions with losses, the severity and duration of the impairment and the volatility of the security’s market price.
There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary such as significant subsequent changes in general economic conditions, as well as specific business conditions affecting particular issuers; subjective assessment of issuer-specific factors (seniority of claims, collateral value, etc.); future financial market effects; stability of foreign governments and economies; future rating agency actions; and significant disclosures relating to accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, significant assumptions and management judgment regarding these risks and uncertainties are involved in determining if a decline is other than temporary.
At March 31, 2007, the Company had unrealized losses of $152.1 million in investments in available-for-sale fixed income and equity securities (including $5.4 million of unrealized losses in respect of fixed income securities pledged for short-sale obligations) of which $134.4 million was associated with fixed income securities and $17.7 million related to equity securities. Substantially all of the gross unrealized losses of $134.4 million are attributable to U.S. Treasury securities. These securities are backed by the full faith and credit of the United States government and the Company has the ability and intent to hold such securities for a period of time sufficient to allow a market recovery, or to maturity if necessary. The majority of the equity securities unrealized loss was in respect of one security, which has been in an unrealized loss position for less than 12 consecutive months, and the Company has the ability and intent to hold such security for a period of time sufficient to allow a market recovery. At December 31, 2006, the Company had unrealized losses of $140.8 million in investments in available-for-sale fixed income and equity securities (including $5.3 million of unrealized losses in respect of fixed income securities held for short-sale obligations) of which $129.7 million was associated with fixed income securities and $11.1 million related to equity securities. There were no other than temporary impairments recorded for the three months ended March 31, 2007. For the years ended December 31, 2006, 2005 and 2004, charges for other than temporary impairments amounted to $15.9 million, $3.9 million and $0 million, respectively.
Management’s evaluation of other than temporary losses is particularly sensitive to assumptions it makes relative to forecasts of an issuer’s financial performance and near term prospects such as earnings trends, dividends, analysts forecasts and cash flows supporting fixed income securities. Although management is unable to quantify the likelihood of changes to these assumptions that may occur in the future, any change in assumptions could result in recognition of impairments in the future in an amount potentially greater than the unrealized losses on the securities at March 31, 2007.
Reinsurance Recoverable
Amounts recoverable from reinsurers are initially estimated in conjunction with the establishment of reserves for unpaid losses and LAE. These amounts may be adjusted as actual case reserves are recorded and reinsured claims are settled. The ceding of risk to reinsurers does not relieve the operating companies of their primary obligation to policyholders as the direct insurer. Accordingly, the Company is exposed to the risk that any reinsurer may be unable, or unwilling, to meet the obligations assumed under its reinsurance agreements. Management attempts to mitigate this risk by obtaining collateral and by entering into reinsurance arrangements only with reinsurers that have credit ratings and statutory surplus above certain levels.
In certain circumstances, including the significant deterioration of a reinsurer’s financial strength rating, the Company may engage in commutation discussions with an individual reinsurer, essentially canceling and settling the contract at its net realizable value. The outcome of such discussions may result in a lump sum settlement that is less than the recorded recoverable balance. Losses arising from commutations could have an adverse impact on the Company’s results of operations.
An estimated allowance for uncollectible reinsurance recoverable is recorded on the basis of periodic evaluation of balances due from reinsurers, judgments regarding reinsurer solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions and the state of insurer/reinsurer relations in general, and at the Crum & Forster companies in particular.
At March 31, 2007 and December 31, 2006, reinsurance recoverable was $1,694.8 million and $1,733.9 million, respectively, net of reserves for uncollectible reinsurance of $44.6 million and $42.8 million, respectively. Uncollectible reinsurance expense for the three months ended March 31, 2007 and for each of the years ended December 31, 2006, 2005 and 2004 was $2.0 million, $9.5 million, $7.2 million and $5 million, respectively. While management believes the allowance for uncollectible reinsurance recoverable is adequate based on information currently available, failure of reinsurers to meet their obligations could have a material adverse impact on the Company’s financial position and results of operations. At March 31, 2007, the five largest gross reinsurance recoverable balances aggregated $1,056.7 million, or approximately 62% of the total reinsurance recoverable balance. Application of collateral reduces the unsecured exposure to these five reinsurers to $389.4 million. The largest unsecured balance at March 31, 2007 was $162.7 million, due from an unaffiliated company rated A+ by A.M. Best.

Deferred Income Tax Assets
The Company recognizes deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Management regularly reviews the Company’s deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences.
Although realization is not assured, management believes the recorded deferred tax assets are fully recoverable based on estimates of the future profitability of Crum & Forster’s taxable subsidiaries and current forecasts for the periods through which losses may be carried back and/or forward. The Company has several material deferred tax assets, including undistributed income of foreign investments, net operating losses, deferred gain on retroactive reinsurance, loss reserve discounting and unearned premium adjustment. The realizability of these reversing deferred tax assets is considered in conjunction with similar originating deferred tax assets and other taxable income. The Company’s current projections of future taxable income are based on assumptions of modest business growth and relatively stable combined ratios, with portfolio yields approximating current levels. The current net operating losses of $172.4 million relate primarily to the Company’s debt. Under tax planning strategies allowed pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 109 the Company may elect to file a consolidated tax return for tax sharing purposes. The Company plans to make this election in the third quarter of 2007 and once the election is in place, it is projected that the existing and future net operating losses of the Company will be fully utilized against the operating companies income, based on positive taxable income in the loss carryback period and the assumptions discussed above.
At March 31, 2007, there are no valuation allowances against the Company’s gross deferred tax assets of $338.7 million. Should the assumptions of future profitability change significantly, however, or the taxable income of these entities fall far below expectations, a valuation allowance, which could be significant, may have to be established if management believes any portion of the deferred tax asset will not be realized. A valuation allowance may also be required if there is a material change in the tax laws such that the actual effective tax rate or the time periods within which the underlying temporary differences become taxable or deductible change.
Realization of the deferred tax asset under SFAS No. 109 ultimately depends on the existence of sufficient taxable income available under tax law, including future reversals of existing temporary differences, future taxable income exclusive of reversing differences, taxable income in prior carryback years and tax planning strategies. Future profitability, as it relates to taxable income expectations discussed above, can be negatively affected by substantial changes in premium volume, persistent underwriting losses resulting from significant events such as severe natural disasters, large settlements for asbestos or environmental claims or materially lower investment results.
Summary of Operations
The Company is a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and underserved market opportunities. Operating through its home office and regional branch network, the Company writes a broad range of commercial coverage, including general liability, workers’ compensation, commercial automobile, property, commercial multi-peril and other lines of business. The Company generally conducts business on a brokerage basis through more than 1,200 producers located throughout the United States.
The Company’s objective is to expand opportunistically into classes of business or market segments that are consistent with its underwriting expertise and have the potential to generate an underwriting profit. Management believes the Company’s ability to identify and react to changing market conditions provides it with a competitive advantage.
Based on the experience and underwriting expertise of management, the Company seeks to write new lines of business and expand existing classes of business based on market conditions and expected profitability. The Company offers insurance products designed to meet specific insurance needs of targeted policyholder groups and underwrites specific types of coverage for markets that are generally underserved by the industry.
The profitability of property and casualty insurance companies is primarily determined by their underwriting results and investment performance. Underwriting results are the net result of a company’s premiums earned and amounts paid, or expected to be paid, to settle insured claims and policy acquisition costs and other underwriting expenses. The insurance business is unique in that premiums charged for insurance coverage are set without certainty of the ultimate claim costs to be incurred on a given policy. This requires that liabilities be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts or premiums received. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and man-made disasters, regulatory measures and court decisions that define and expand the extent of coverage. Insurance premium rates are also influenced by available insurance capacity or the industry’s willingness to deploy capital to cover each insurable risk.

Premiums collected are invested until funds are required to pay settled claims. Insurance company investment portfolios generally must provide a balance among total return, capital preservation and liquidity in order to generate sufficient funds for payment of claims as they are settled. The Company follows a long-term, value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, without reaching for yield, while maintaining sensitivity to liquidity requirements. The Company attempts to protect its capital from loss. Management believes that investing in debt and equity securities selling at prices below intrinsic value better protects the Company’s capital.
Management monitors the contribution to earnings of underwriting operations and investment results separately. The ability to achieve underwriting profitability on a consistent basis is the core competency of a property and casualty insurance company, demonstrating discipline, individual risk selection and pricing skills, and effective risk management on a portfolio basis. The underwriting functions of the Company are managed separately from the investment operations. Accordingly, in assessing the Company’s results of operations, management evaluates underwriting results separately from investment performance.
With respect to the Company’s underwriting operations, management monitors key indicators of growth and profitability. Growth is generally measured in terms of gross premiums written. Management further monitors growth in its gross premiums written in terms of its rate of retention of existing policyholders, increases or decreases in the pricing of renewed policies and the growth in new business premiums. Underwriting profitability is measured both in dollars and by the combined ratio, a standard industry measure. Underwriting profit or loss equals premiums earned, less losses and LAE, policy acquisition costs and other underwriting expenses. The combined ratio expresses underwriting results as a percentage of premiums earned and generally comprises two components: the loss ratio, which is the percentage of losses and LAE to premiums earned, and the expense ratio, which is the percentage of the sum of policy acquisition costs and other underwriting expenses to premiums earned. A combined ratio less than 100% indicates an underwriting profit; a combined ratio greater than 100% indicates an underwriting loss.
Underwriting profit or loss expressed in dollars is considered a non-GAAP financial measure. The table at the beginning of the Results of Operations section that follows presents the separate contribution of underwriting and investment operations to income before income taxes on a GAAP basis. An understanding of a property and casualty insurance company’s financial condition, results of operations and profit and growth prospects begins with an assessment of the entity’s ability to underwrite effectively. Underwriting is the core business of such companies; investment operations are a separate function. Management monitors the Company’s consolidated results on this basis and likewise reports such results to its board of directors. Rating agencies and securities analysts also focus separately on underwriting and investment results. In annual and quarterly statements to state insurance regulators prepared in accordance with SAP, underwriting profit or loss is presented separately from investment results. Underwriting profit or loss, together with the related combined ratio, are widely followed measures in the property and casualty insurance industry.
Investment results are generally measured in terms of total return on assets under management. Growth in the Company’s cash and invested assets is also a key measure of investment performance.
The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural and man-made disasters (for example, hurricanes, earthquakes and terrorism), availability and cost of reinsurance, interest rates, state regulations, court decisions and changes in the law. The property and casualty market has experienced increased competition since 2003. Through 2004 and 2005, property risks generally were written at or below expiring prices. Price increases in casualty lines slowed considerably in 2004 while casualty risks were generally written at or below expiring prices in 2005. The casualty market continued to see an acceleration of softening market conditions in 2006, particularly in respect of workers’ compensation policies in California and more recently, pricing pressure for casualty accounts has intensified countrywide, particularly for larger accounts. While property market conditions improved significantly in the first three quarters of 2006 in the wake of the 2005 hurricane activity, the market began to soften in the fourth quarter of 2006, fueled by the mild hurricane season and this market softening continued through the first quarter of 2007 with several major competitors offering more capacity in the coastal wind areas and greater capacity and more competitive pricing in non-catastrophe exposed business.
Renewal pricing in the Company’s casualty lines declined by approximately 7% in 2006 and continued to decline by single digits through the first three months of 2007. Renewal pricing in the Company’s property lines increased by approximately 11% in 2006, with such increases varying largely based on potential exposures to catastrophes and remained stable in the first quarter of 2007. Market competition intensified in the first quarter of 2007 making it particularly challenging to acquire new accounts at adequate prices with the result that new business in the first quarter of 2007 declined by approximately 28% in casualty lines and 7% in property lines as compared to new business written in the first quarter of 2006. The Company’s overall renewal retention rate held steady in 2006 and increased by approximately three percentage points in the first quarter of 2007.

Results of Operations
The Company’s results of operations are summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
Gross premiums written	$326.9	$347.2	$1,351.6	$1,097.8	$1,139.0

Net premiums written	$282.4	$295.3	$1,166.5	$869.0	$918.3

Premiums earned	$293.7	$246.7	$1,084.0	$894.2	$907.7
Losses and LAE	193.5	169.0	666.1	615.5	761.5
Underwriting expenses	84.7	70.3	314.4	254.5	253.0

Underwriting profit (loss)	15.5	7.4	103.5	24.2	(106.8)
Investment income and realized investment gains and losses	49.9	178.3	392.8	215.3	164.6
Interest and other expense	7.5	10.9	41.0	35.5	41.6

Income before income taxes and equity in earnings of investees	57.9	174.8	455.3	204.0	16.2
Income tax expense	19.4	60.3	156.2	65.3	4.5

Income before equity in earnings of investees	38.5	114.5	299.1	138.7	11.7
Equity in earnings of investees, net of tax	4.4	1.9	13.2	17.2	12.5

Net income	$42.9	$116.4	$312.3	$155.9	$24.2

Combined ratio	94.7%	97.0%	90.5%	97.3%	111.8%

The decrease in net income in the first quarter of 2007 as compared to the first quarter of 2006 was primarily due to lower investment earnings, partially offset by improved underwriting results. Specifically, net income in the first quarter of 2006 was positively affected by a $106.6 million gain on the sale of Zenith National Insurance Corp. (“Zenith”) common stock. The combined ratio improved to 94.7% in the first quarter of 2007 from 97.0% in the first quarter of 2006, primarily attributable to favorable development of prior years’ losses and LAE.
The increase in net income in the year ended December 31, 2006 as compared to 2005 was primarily due to lower catastrophe losses and higher investment earnings. Specifically, investment results were positively affected by the aforementioned $106.6 million gain on the sale of Zenith common stock as well as higher investment income from HWIC Asia Fund (“HWIC”), an affiliated equity method investee. The Company also experienced continued favorable development of prior years’ losses and LAE in 2006, which amounted to $96.2 million, compared to favorable development of $68.6 million in 2005. The combined ratio improved 6.8 percentage points in 2006 as compared to 2005, primarily attributable to the favorable impact of lower catastrophe losses. The increase in net income from 2004 to 2005 was primarily due to better underwriting results and higher investment income. Favorable development of prior years’ losses and LAE in 2005 amounted to $68.6 million compared to adverse development of $69.3 million in 2004, which included adverse development of latent reserves of $100.5 million.
For further discussion of loss development in each year, see “—Results of Operations—Losses and loss adjustment expenses”. For further discussion of investment results, see “—Results of Operations —Investment results”, “—Liquidity and Capital Resources” and Note 3 to the audited consolidated financial statements and Note 6 to the unaudited consolidated financial statements included elsewhere in this prospectus.
During 2006, the Company identified and recorded certain adjustments associated with its accounting for investments. The adjustments relate principally to four areas: (i) equity method accounting — the Company did not properly reflect adjustments to realized investment gains and losses reported by equity method investees arising from basis differences associated with initial purchases or changes in ownership percentages. These adjustments relate principally to the Company’s investments in Northbridge Financial Corporation (“Northbridge”), an affiliated company, and HWIC; (ii) partnership accounting — several of the Company’s partnership interests were recorded on the equity method of accounting pursuant to Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, even though the Company did not have the ability to exercise significant influence over the investees. In such circumstances, the Company should have retained the investment company accounting of the investees; (iii) embedded derivatives mark-to-market — the Company did not properly reflect the mark to market through earnings of derivative features embedded in convertible securities pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Several of the Company’s equity investees also held the same or similar securities with embedded derivatives.
The Company determined that the investees also did not properly bifurcate their investments, which required adjustments to the Company’s financial statements; and (iv) valuation of an affiliated equity method investee — the Company did not correctly reflect the carrying value of its 1.4% ownership interest in TRG Holding Corp. (“TRG”) in 2002, pursuant to guidance in SFAS No. 141, Business Combinations.
Management evaluated the financial impact of these accounting adjustments and concluded that the effect both individually and in the aggregate was not material to any prior period consolidated financial statements and accordingly, prior period consolidated financial statements were not restated. Instead, the Company recorded a cumulative charge to net income in the year ended December 31, 2006 of $3.1 million pre-tax ($2.0 million after- tax) for these adjustments. Of the $3.1 million pre-tax charge, $4.3 million was recorded as a charge to realized investment gains, $3.5 million was recorded as a charge to equity in earnings of investees and $4.7 million was recorded as an increase to investment income on the consolidated statements of income.

Underwriting Results
Gross Premiums Written
Gross premiums written by line of business are summarized as follows:

	Three Months Ended March 31,			Years Ended December 31,
			Increase/			Increase/		Increase/
(dollars in millions)	2007	2006	(Decrease)	2006	2005	(Decrease)	2004	(Decrease)

General liability	$77.0	$82.7	$(5.7)	$296.0	$262.8	$33.2	$252.8	$10.0
Workers’ compensation	66.8	82.6	(15.8)	277.1	275.3	1.8	311.3	(36.0)
Commercial automobile	54.2	65.5	(11.3)	222.5	192.6	29.9	190.1	2.5
Property	83.0	87.1	(4.1)	375.6	296.9	78.7	299.1	(2.2)
Commercial multi-peril	14.3	17.2	(2.9)	83.8	51.0	32.8	52.1	(1.1)
Other	31.6	12.1	19.5	96.6	19.2	77.4	33.6	(14.4)

Total gross premiums written	$326.9	$347.2	$(20.3)	$1,351.6	$1,097.8	$253.8	$1,139.0	$(41.2)

All other lines of business include the following:

	Three Months Ended March 31,			Years Ended December 31,
			Increase/			Increase/		Increase/
(dollars in millions)	2007	2006	(Decrease)	2006	2005	(Decrease)	2004	(Decrease)

Accident and health	$26.3	$6.9	$19.4	$64.3	$—	$64.3	$—	$—
Surety	3.4	2.6	0.8	13.8	19.2	(5.4)	33.6	(14.4)
Homeowners	1.4	1.7	(0.3)	7.1	—	7.1	—	—
Personal automobile	0.5	0.9	(0.4)	11.4	—	11.4	—	—

Total gross premiums written in other	$31.6	$12.1	$19.5	$96.6	$19.2	$77.4	$33.6	$(14.4)

For the three months ended March 31, 2007, gross premiums written decreased by $20.3 million, or 5.8%, as compared to the three months ended March 31, 2006. Gross premiums written excluding the accident and health line of business, which are more reflective of the Company’s core operations, declined by $39.7 million, or 11.6%, primarily due to the combined effects of a decline in new business of approximately 21% and modest price decreases on renewal policies, partially offset by an increase in renewal retention rates of approximately three percentage points. The decline in new business in the first quarter of 2007 is reflective of significant price competition in the market and the Company’s commitment to disciplined underwriting and pricing standards.
For the year ended December 31, 2006, the increase in gross premiums of $253.8 million, or 23.1%, over the year ended December 31, 2005, included $187.0 million of Fairmont’s premiums, of which $18.0 million, $15.0 million, $30.4 million, $3.8 million, $29.7 million and $90.1 million related to the general liability, workers’ compensation, commercial automobile, property, commercial multi-peril and other lines of business, respectively. See “Business—Overview” and Note 1 to the audited consolidated financial statements for further information about Fairmont. Excluding Fairmont, gross premiums written increased by $66.8 million, or 6.1%, in the year ended December 31, 2006. This increase was primarily due to an increase in new business of approximately 15%, attributable to greater property writings resulting from an overall improved property market in the wake of the 2005 hurricanes. Renewal retention rates held steady at 62%, despite the soft market, while pricing across all lines of business declined slightly.
For the year ended December 31, 2005, the decrease in gross premiums written of $41.2 million, or 3.6%, over the year ended December 31, 2004 was primarily due to a reduction in renewal retention rates from approximately 65% in 2004 to 61% in 2005, modest price decreases on renewal policies of approximately 5% and a reduction in new business of approximately 9%. The reduction in new business was largely attributable to a significant decrease in the casualty lines of business, with a more modest decrease for property lines.

Casualty Gross Premiums Written
For the three months ended March 31, 2007, gross premiums written in casualty lines, which include the general liability, workers’ compensation and commercial automobile lines of business, decreased by $32.8 million, or 14.2%, as compared to the three months ended March 31, 2006. The decrease was primarily due to a reduction in new business and price decreases on renewal policies, partially offset by an increase in the renewal retention rate. The casualty market experienced an acceleration of softening market conditions during 2006, particularly with respect to the California workers’ compensation business, which has been affected by declining market prices as a consequence of system reforms and very favorable industry accident year results in recent years. More recently, pricing pressure for casualty classes intensified countrywide. California workers’ compensation gross premiums written totaled $97.4 million, $136.6 million and $156.1 million in 2006, 2005 and 2004, respectively. The declining premiums reflect the combination of a reduction in renewal retention rates, less new business and a decline in pricing.
For the year ended December 31, 2006, gross premiums written in casualty lines increased by $64.9 million, or 8.9%, as compared to the year ended December 31, 2005. This increase includes $63.4 million of Fairmont’s premiums. Excluding Fairmont, gross premiums written in casualty lines remained level during the year ended December 31, 2006 compared to the prior year, primarily due to modest increases in renewal retention rates and new business partially offset by price decreases on renewal policies. For the year ended December 31, 2005, gross premiums written in casualty lines decreased by $23.5 million, or 3.1%, as compared to the year ended December 31, 2004. The decrease was due to a reduction in renewal retention rates, price decreases on renewal polices and a reduction in new business.
Property Gross Premiums Written
For the three months ended March 31, 2007, gross premiums written in property lines, which include the property and commercial multi-peril lines of business, decreased by $7.0 million, or 6.7%, as compared to the three months ended March 31, 2006. The decrease was primarily due to a reduction in new business, whereas renewal retention rates and pricing on renewal policies on property lines remained level compared with the first quarter of 2006. The property market experienced a significant hardening in the first three quarters of 2006 in the wake of the 2005 hurricane activity, but showed signs of softening in the fourth quarter. This market softening, primarily driven by the mild 2006 hurricane activity, continued through the first quarter of 2007, with several major competitors offering more capacity in the coastal wind areas and greater capacity and more competitive pricing in non-catastrophe exposed business.
For the year ended December 31, 2006, gross premiums written in property lines increased by $111.5 million, or 32.1%, as compared to the year ended December 31, 2005. This increase includes $33.5 million of Fairmont’s premiums. Excluding Fairmont, gross premiums written in property lines increased by $78.0 million, or 22.4%, in the year ended December 31, 2006, primarily due to significant rate increases and an increase in new business, partially offset by a reduction in renewal retention rates. The increase in pricing and new business was attributable to a significant hardening of the property market in the aftermath of the 2005 hurricane activity, due to limited availability of catastrophe reinsurance and higher reinsurance rates. For the year ended December 31, 2005, gross premiums written in property lines declined by $3.3 million, or 1%, as compared to the year ended December 31, 2004, primarily due to a reduction in renewal retention rates, price decreases on renewal policies, and a reduction in new business.
Other Gross Premiums Written
For the three months ended March 31, 2007, the increase in other gross premiums written, which include the accident and health, surety, homeowners and personal automobile lines of business, was primarily due to significant growth in the Company’s accident and health book of business. Previously written in the “B++” rated Fairmont companies, the accident and health business has particularly benefited from Crum & Forster’s “A–” A.M. Best rating. The growth in accident and health gross premiums written was also partially due to relatively low gross premiums written in the first quarter of 2006.
For the year ended December 31, 2006, the increase in other gross premiums written as compared to the year ended December 31, 2005 included $90.1 million of Fairmont’s premiums. Excluding Fairmont, other gross premiums written decreased by $12.7 million, or 66.1%, principally attributable to a reduction in the surety line of business as a result of a decision by management to restrict writings of contract surety business, in response to a greater than expected emergence of surety claims in 2005.

Net Premiums Written
Net premiums written by line of business are summarized as follows:

	Three Months Ended
	March 31,				Years Ended December 31,
	2007		2006		2006		2005		2004
(dollars in millions)	$	%[1]	$	%[1]	$	%[1]	$	%[1]	$	%[1]

General liability	$66.3	86.1%	$67.0	81.0%	$247.8	83.7%	$208.6	79.4%	$198.6	78.6%
Workers’ compensation	65.5	98.1%	81.1	98.2%	272.0	98.2%	266.7	96.9%	288.7	92.7%
Commercial automobile	53.0	98.0%	65.0	99.2%	219.4	98.6%	189.0	98.1%	182.7	96.1%
Property	59.6	71.8%	57.6	66.1%	276.0	73.5%	145.8	49.1%	184.3	61.6%
Commercial multi-peril	12.9	89.6%	16.1	93.6%	78.0	93.1%	45.7	89.6%	47.1	90.4%
Other	25.1	79.4%	8.5	70.2%	73.3	75.9%	13.2	68.6%	24.5	72.9%

Total before corporate aggregate reinsurance premiums	282.4	86.4%	295.3	85.1%	1,166.5	86.3%	869.0	79.2%	925.9	81.3%
Corporate aggregate reinsurance premiums	—	—	—		—	—	—	—	(7.6)	(0.7)

Total net premiums written	$282.4	86.4%	$295.3	85.1%	$1,166.5	86.3%	$869.0	79.2%	$918.3	80.6%

[1]	Percentage represents the percentage of net premiums written to gross premiums written.
For the three months ended March 31, 2007, net premiums written decreased by $12.9 million, or 4.4%, as compared to the three months ended March 31, 2006. The decrease was generally in line with the decrease in gross premiums written.
For the year ended December 31, 2006, net premiums written increased by $297.5 million, or 34.2%, as compared to the year ended December 31, 2005, which was generally in line with the growth in gross premiums written after giving effect to increased retention on various lines of business and corresponding reduced premium cessions as well as reinsurance reinstatement premiums of $39.3 million associated with catastrophe losses in 2005. Offsetting the increase in part were higher property catastrophe reinsurance costs in 2006. Excluding Fairmont, net premiums written increased by $133.1 million or 15.3%. For the year ended December 31, 2005, net premiums written decreased by $49.3 million, or 5.4%, as compared to the year ended December 31, 2004. The decrease was generally in line with gross premiums written after giving effect to reinsurance reinstatement premiums associated with catastrophe losses in both years and aggregate reinsurance premiums in 2004.
Premiums Earned
Premiums earned by line of business are summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
General liability	$61.8	$53.0	$227.7	$203.7	$202.2
Workers’ compensation	63.8	74.8	278.8	285.8	285.6
Commercial automobile	53.8	49.9	203.9	186.6	175.6
Property	70.0	48.8	246.2	151.6	187.2
Commercial multi-peril	16.7	12.3	61.9	45.6	42.8
Other	27.6	7.9	65.5	20.9	21.9

Total before corporate aggregate reinsurance premiums	293.7	246.7	1,084.0	894.2	915.3
Corporate aggregate reinsurance premiums	—	—	—	—	(7.6)

Total premiums earned	$293.7	$246.7	$1,084.0	$894.2	$907.7

Premiums earned reflect the amount of net premiums written applicable to the portion of the policy term that expires in a given period. The Company generally earns premiums on a pro-rata basis over the period in which the coverage is provided. For the three months ended March 31, 2007, premiums earned increased by $47.0 million, or 19.0%, as compared to the three months ended March 31, 2006. The increase in premiums earned in the first quarter of 2007 relative to the decline in net premiums written is primarily attributable to the Fairmont business which the Company assumed at the start of 2006 and which therefore only contributed a relatively small portion to premiums earned in the first quarter of 2006 as compared to the first quarter of 2007. Further, accident and health premiums, which grew significantly in the first quarter of 2007, are earned as written.
For the year ended December 31, 2006, premiums earned increased by $189.8 million, or 21.2%, as compared to the year ended December 31, 2005. Excluding Fairmont, premiums earned increased by $81.8 million, or 9.1%, in the year ended December 31, 2006 as compared to the year ended December 31, 2005. The lower increase in premiums earned relative to net premiums written was principally attributable to the lag in recognition of the increase in premiums written throughout 2006. For the year ended December 31, 2005, premiums earned decreased by $13.5 million, or 1.5%, as compared to the year ended December 31, 2004. The lower decrease in premiums earned relative to net premiums written was principally attributable to the lag in recognition of the decrease in premiums written in the latter part of 2005.

Losses and Loss Adjustment Expenses
The Company’s losses and LAE reflect the effect of corporate aggregate reinsurance, including the amortization of deferred gain on retroactive reinsurance and cessions to prospective reinsurance contracts. For further discussion of the accounting for reinsurance coverage and the amortization of deferred income on retroactive reinsurance, see “Business—Reinsurance” and Note 6 to the audited consolidated financial statements and Note 5 to the unaudited consolidated financial statements included elsewhere in this prospectus.
The Company’s accident year and calendar year loss and LAE ratios for the first quarter of 2007 were 70.1% and 65.9%, respectively. In the three months ended March 31, 2007, the Company recognized net favorable prior year loss development of $9.1 million (3.1 loss ratio points) and amortization of deferred gain on retroactive reinsurance of $3.4 million (1.1 loss ratio points). The net favorable development was principally in the workers’ compensation line of business in accident years 2005 and 2004, partially offset by strengthening of uncollectible reinsurance reserves in older accident years.
The Company’s incurred losses and LAE for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Years Ended December 31,
	2006		2005		2004
(dollars in millions)	Losses	Ratio	Losses	Ratio	Losses	Ratio
Accident year, as reported	$762.3	70.3%	$684.1	76.5%	$692.2	76.3%

(Favorable) adverse development of prior years’ losses and LAE before impact of corporate aggregate reinsurance:
Accident year 2005	(10.2)		—		—
Accident year 2004	(15.9)		(59.2)		—
Accident year 2003	(11.3)		5.6		(37.5)
Accident year 2002	(10.0)		4.5		(1.7)
Accident year 2001	(16.6)		2.4		(1.8)
Accident year 2000 and prior	(21.9)		(13.8)		138.6

Total (favorable) adverse development	(85.9)	(7.9)	(60.5)	(6.8)	97.6	10.7

Impact of corporate aggregate reinsurance:
Amortization of deferred gain	(12.9)		(8.1)		(18.3)
Other activity	2.6		—		(10.0)

Total impact of corporate aggregate reinsurance	(10.3)	(0.9)	(8.1)	(0.9)	(28.3)	(3.1)

Incurred losses and LAE	$666.1	61.5%	$615.5	68.8%	$761.5	83.9%

In 2006, the Company recognized net favorable prior year loss development of $85.9 million (7.9 loss ratio points) prior to corporate aggregate reinsurance activity. The net favorable development was comprised principally of favorable development across all major casualty lines, with the largest redundancy being recognized in workers’ compensation, principally attributable to the favorable results in California in accident years 2005 and 2004, consistent with industry-wide experience. Additionally, favorable development was also experienced in umbrella and other general liability exposures, due in part to favorable settlements of claims in accident years 2000 and prior and in commercial automobile liability for accident years 2005 and prior. The favorable development was offset by adverse development of asbestos, environmental and other latent liabilities of $33.9 million.
In 2005, the Company recognized net favorable prior year loss development of $60.5 million (6.8 loss ratio points) prior to amortization of deferred gains on corporate aggregate retroactive reinsurance. The net favorable development was comprised of three principal components: (i) adverse development of asbestos, environmental and other latent liabilities of $44.6 million, primarily due to developments related to one asbestos policyholder, largely offset by favorable emergence of non-latent umbrella and other casualty reserves in accident years 1998 and prior, (ii) $24.7 million of strengthening of prior year reserves for the surety line of business, a line the Company exited in 2005, and (iii) net favorable development of the Company’s remaining property and casualty reserves of $97.5 million, arising from accident years 1999 through 2004.
The adverse development before corporate aggregate reinsurance in calendar year 2004 of $97.6 million (10.7 loss ratio points) was primarily due to deficiencies in asbestos reserves of $90.5 million, recorded following the Company’s internal actuarial review and an independent actuarial firm’s ground-up study of such reserves. The asbestos reserve increase was driven mainly by an increase in the average severity of claims for known policyholders and allegations of reclassification of products claims (that are subject to an aggregate limit) as premises/operations claims (that are not subject to an aggregate limit). Additionally, environmental reserves were strengthened by $10 million in 2004. The Company also recognized favorable development of $37.5 million for accident year 2003, primarily in the property and workers’ compensation lines of business and $30.7 million in 1998 and prior, principally in non-latent general liability. This was largely offset by unfavorable non-latent development of $68.8 million for accident years 1999 and 2000, principally in the workers’ compensation and general liability lines.

Accident year loss and LAE ratios, as estimated at December 31, 2006 by line of business, net of per risk reinsurance but before the benefit of corporate aggregate reinsurance, are summarized as follows:

	Accident Years Ended December 31,
	2006	2005	2004
General liability	66.2%	71.0%	66.1%
Workers’ compensation	71.8%	64.3%	64.3%
Commercial automobile	72.2%	62.8%	66.8%
Property	76.3%	121.6%	75.1%
Commercial multi-peril	59.4%	52.2%	48.0%
Other	60.3%	96.6%	121.7%
Accident year loss and LAE ratio	70.3%	75.4%	68.0%
The accident year loss and LAE ratio decreased from 75.4% for accident year 2005 to 70.3% for accident year 2006. This decrease primarily reflects the lack of major catastrophe activity in 2006 while accident year 2005 includes the effects of the 2005 hurricanes (Katrina, Rita and Wilma) of $94.2 million. Accident year 2004 includes the effects of four hurricanes in Florida of $70.7 million. Catastrophes added approximately 2.3, 9.7 and 9.8 points to the Company’s accident year loss and LAE ratios in 2006, 2005 and 2004, respectively, and added approximately 9.9, 57.0 and 44.5 points to the property accident year loss and LAE ratios, respectively. The increase in the accident year loss and LAE ratio in 2006, exclusive of the major catastrophes in the prior years, was largely attributable to the property line of business in which the Company experienced increased frequency of large fire losses and a significant rise in the cost of reinsurance. Commercial automobile was also adversely affected by an increase in large claims in 2006. The accident year loss and LAE ratios represent management’s estimate, at December 31, 2006, of the ultimate cost, expressed as a percentage of net premiums earned for each respective year, of covered claims or events, including settlement costs. For casualty lines of business in particular, where the “tail”, or period from the occurrence of the claim to final settlement, may span several years, the estimates are based on a number of assumptions and, accordingly, are subject to significant variability. See “—Critical Accounting Policies and Estimates— Unpaid Losses and Loss Adjustment Expenses”.
The workers’ compensation loss ratio increase from accident year 2005 to 2006 reflects the effects of price softening beginning in 2005 and continuing throughout 2006, particularly as respects the California business. Management monitors the price adequacy of each line of business and believes that this business remains profitable.
The decrease in the other lines loss ratio from 2004 to 2005 and continuing to 2006 reflects the runoff of the Company’s surety line of business, which began in 2005.
Underwriting Expenses
Underwriting expenses are comprised of policy acquisition costs and other underwriting expenses. Policy acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal policies and are comprised of commissions paid to producers and premium taxes. Other underwriting expenses consist of all other operating expenses associated with the Company’s underwriting activities, including salaries and benefits, information technology and rent. The Company’s underwriting expense ratio was 28.8% and 28.5% for the three months ended March 31, 2007 and 2006, respectively, and 29.0%, 28.5% and 27.9% for the years ended December 31, 2006, 2005 and 2004, respectively. The policy acquisition ratio and the other underwriting expense ratio components of the underwriting expense ratio follow:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Policy acquisition ratio	14.6%	12.7%	14.3%	14.1%	13.6%
Other underwriting expense ratio	14.2	15.8	14.7	14.4	14.3

Underwriting expense ratio	28.8%	28.5%	29.0%	28.5%	27.9%

The Company’s policy acquisition expense ratio increased to 14.6% for the three months ended March 31, 2007 from 12.7% for the three months ended March 31, 2006, primarily due to lower ceding commissions and higher direct commissions. The Company’s policy acquisition expense ratio increased to 14.3% in 2006 compared to 14.1% in 2005 as a result of lower reinsurance ceding commissions, partially offset by the favorable effect of a lack of reinsurance reinstatement premiums associated with catastrophes in 2006. The Company’s policy acquisition expense ratio increased to 14.1% in 2005 from 13.6% in 2004, primarily due to higher reinsurance reinstatement premiums associated with catastrophe losses.
The Company’s other underwriting expense ratio decreased to 14.2% for the three months ended March 31, 2007 from 15.8% for the three months ended March 31, 2006. In the first quarter of 2006, the Company’s other underwriting expense ratio was negatively affected by the addition of Fairmont’s business which added to the Company’s fixed expenses but only moderately to its net earned premiums. The Company’s other underwriting expense ratio increased to 14.7% in 2006 from 14.4% in 2005. In 2006, the underwriting ratio was affected by the addition of the Fairmont business, as noted above. Additionally, the Company incurred higher legal and technology expenses related to systems development costs. The Company’s other underwriting expense ratio increased slightly in 2005 to 14.4% from 14.3% in 2004. In 2005, excluding reinsurance reinstatement premiums associated with catastrophe losses, the other underwriting expense ratio would have decreased to 13.8%.

Investment Results
Information on the Company’s investment results is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
Average investments, including cash and cash equivalents, at book value[1]	$3,993.1	$3,652.9	$3,780.9	$3,618.0	$3,213.3

Investment income	$35.4	$56.5	$220.0	$131.1	$85.1
Realized investment gains	14.5	121.8	172.8	84.2	79.5
Pre-tax equity in earnings of investees	6.7	2.9	20.2	26.5	19.2
Change in unrealized investment gains and losses and foreign currency translation	(7.0)	(136.2)	(139.0)	(3.7)	19.0

Total return on investments	$49.6	$45.0	$274.0	$238.1	$202.8

Gross investment yield[2]	5.0%	7.5%	7.2%	5.5%	4.5%
Net investment yield[2]	4.2%	6.5%	6.4%	4.4%	3.2%
Annualized total return on investments	5.0%	4.9%	7.2%	6.6%	6.3%

[1]
Includes book value of assets pledged for short-sale obligations of $538.4 million and $487.2 million at March 31, 2007 and 2006, respectively, and $540.9 million, $497.9 million and $279.8 million at December 31, 2006, 2005 and 2004, respectively.

[2]	Including pre-tax equity in earnings of investees.
The Company manages its investment portfolio with an emphasis on total return. Total return for the period is the sum of investment income (including pre-tax equity in earnings of investees), realized investment gains and losses and changes in the market value of the portfolio expressed as a percentage of the average book value of the portfolio during the period. Total annualized rate of return on investments was 5.0% and 4.9% for the three months ended March 31, 2007 and 2006, respectively. Total rate of return on investments was 7.2%, 6.6% and 6.3% for the years ended December 31, 2006, 2005 and 2004, respectively.
In the three months ended March 31, 2007, the decrease in investment income of $21.0 million, or 37.3%, was primarily due to lower earnings from HWIC, which realized significant capital gains in the first quarter of 2006. HWIC contributed $0.6 million and $24.6 million to the Company’s investment income in the three months ended March 31, 2007 and 2006, respectively. The increase in investment income of $88.9 million, or 67.8%, in 2006 as compared to 2005 was primarily attributable to higher earnings from HWIC of $48.5 million and higher partnership earnings of approximately $20.2 million. HWIC realized significant capital gains during 2006. For further details on certain accounting adjustments in respect of investments, see Note 14 to the audited consolidated financial statements included elsewhere in this prospectus. Additionally, the Company also benefited from increased interest income earned on cash and cash equivalents due to higher short term interest rates and greater invested portfolio assets as well as lower funds held interest expense associated with a retroactive reinsurance contract. For further discussion of corporate aggregate reinsurance activity, see Note 6 to the audited consolidated financial statements and Note 5 to the unaudited consolidated financial statements included elsewhere in this prospectus. In 2005, the increase in investment income of $46.0 million, or 54.1%, was the result of a combination of higher earnings from HWIC of $9.8 million, an increase in interest income from fixed income securities of $9.6 million due primarily to higher amounts of fixed income securities, an increase in dividend income of $9.1 million, including a special dividend on one of the Company’s equity securities and an increase in interest income on cash collateral pledged for short-sale obligations of $8.6 million.
The decrease in realized investment gains of $107.3 million, or 88.1%, in the first quarter of 2007 as compared to the first quarter of 2006, was primarily due to a $106.6 million gain on the sale of Zenith common stock in February 2006. The increase in realized investment gains of $88.6 million in 2006 over 2005 was due to the combined impact of a $106.6 million gain on the sale of Zenith common stock, a gain of $45 million on the sale of a corporate fixed income security and higher realized gains from the sale of other equity securities, partially offset by lower realized investment gains on the sale of U.S. Treasury securities, higher realized losses on the change in fair value of the short-sale obligations and other derivatives and other than temporary impairment charges. For further details on certain accounting adjustments in respect of investments, see Note 14 to the audited consolidated financial statements included elsewhere in this prospectus. The increase in realized investment gains of $4.7 million in 2005 was principally the result of gains in U.S. Treasury securities, as well as a gain arising on the sale of Zenith common stock, partially offset by net realized investment losses arising from changes in the fair value of the Company’s derivatives and equity securities. Included in realized investment gains in 2006 and 2005 were $15.9 million and $3.9 million, respectively, of losses related to other than temporary impairments. There were no other than temporary impairments recorded in the three months ended March 31, 2007 or for the year ended December 31, 2006.
The increase in pre-tax equity in earnings of investees of $3.9 million in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006, was primarily attributable to higher earnings from Northbridge and the sale of common stock of Odyssey Re Holdings Corp that contributed losses of approximately $1.0 million in the first quarter of 2006. Northbridge contributed $6.1 million and $3.9 million, respectively, to the Company’s pre-tax equity in earnings of investees in the three months ended March 31, 2007 and 2006, respectively. The decrease in pre-tax equity in earnings of investees in 2006 as compared to 2005 and 2004 was primarily attributable to lower earnings from Northbridge. Northbridge contributed $17.9 million, $26.3 million and $18.1 million to the Company’s pre-tax equity in earnings of investees in 2006, 2005 and 2004, respectively. Northbridge’s earnings in the year ended December 31, 2006 were affected by equity adjustments and mark to market adjustments in respect of the derivative features embedded in convertible securities. For further details on certain accounting adjustments in respect of investments, see Note 14 to the audited consolidated financial statements included elsewhere in this prospectus.

In the three months ended March 31, 2007, the change in unrealized investment gains and losses and foreign currency translation was primarily attributable to the effect of rising interest rates on the Company’s fixed income portfolio. In the three months ended March 31, 2006, the change in unrealized investment gains and losses and foreign currency translation was principally due to a $92.3 million reduction in unrealized gains on equity securities attributable to the aforementioned sale of Zenith common stock as well as an increase in unrealized losses on the Company’s fixed income portfolio. In 2006, the net decrease in unrealized investment gains and losses and foreign currency translation of $139.0 million was largely due to a reduction in unrealized gains on equity securities attributable to the sale of certain equity securities, including approximately $92.3 million on the sale of Zenith common stock and greater unrealized losses on the Company’s fixed income portfolio due to higher interest rates. In 2005, the net decrease in unrealized investment gains and losses and foreign currency translation of $3.7 million was due to unrealized gains from fixed income securities offset by unrealized losses on equity securities and other invested assets.
In July 2004 and January 2005, as an economic hedge against a decline in the U.S. equity markets, the Company executed short-sales of Standard & Poor’s Depositary Receipts (“SPDRs”) totaling approximately $300 million. Simultaneously, the Company purchased two-year S&P Index call options (“Options”) limiting the potential loss on the future purchase of the SPDRs. The total cost of the Options purchased through December 31, 2006 was $10.1 million. Certain of these Options expired in January 2007 and replacement six-month Options, which will expire in July 2007, were purchased at a cost of $11.8 million. The Options limit the potential loss to the Company upon purchase of the SPDRs to approximately $87 million. Both the obligations to purchase the SPDRs and the Options are carried at fair value on the consolidated financial statements. The fair value of the obligation to purchase the SPDRs is included in short-sale obligations and the fair value of the Options is included in other invested assets on the consolidated balance sheets. The fair values of the SPDRs obligation and the Options at March 31, 2007 amounted to a liability of $376.4 million ($375.6 million at December 31, 2006) and an asset of 8.0 million ($9.9 million at December 31, 2006), respectively.
In June 2006, as an economic hedge against a rising interest rate environment and deteriorating conditions in the residential housing market, the Company sold short securities of certain U.S. mortgage insurance companies totaling $24.9 million. The obligation to purchase the securities is included, at fair value, in short-sale obligations on the consolidated balance sheet and amounted to $24.3 million and $24.6 million, at March 31, 2007 and December 31, 2006, respectively.
In connection with the short-sale transactions described above, the Company has pledged cash and U.S. Treasury securities as collateral for the obligation to purchase the securities sold short. These assets are recorded at fair value in assets pledged for short-sale obligations on the consolidated balance sheets. At March 31, 2007, the fair value of the assets pledged for the short-sale obligations totaled $533.0 million ($535.6 million at December 31, 2006).
For further details of investments, see Note 3 to the audited consolidated financial statements and Note 6 to the unaudited consolidated financial statements included elsewhere in this prospectus.
Interest and Other Expense
For the three months ended March 31, 2007, interest and other expenses were $7.5 million compared to $10.9 million for the three months ended March 31, 2006. The lower expense was primarily due to an accrual adjustment in 2007. Interest and other expense was $41.0 million, $35.5 million and $41.6 million in 2006, 2005 and 2004, respectively. The increase in interest and other expenses in 2006 as compared to 2005 was primarily due to an increase in other expense, attributable to higher charitable contributions. The decrease in interest and other expense in 2005 as compared to 2004 was primarily due to a 2004 corporate expense of approximately $3.5 million related to a retirement and consulting agreement with the former chairman of the Company’s insurance subsidiaries and general fluctuations in corporate expenses.
Income Tax Expense
The effective income tax rate (including income taxes on equity in earnings of investees) was 33.7% and 34.5% for the three months ended March 31, 2007 and 2006, respectively, and 34.3%, 32.4% and 31.7% for the years ended December 31, 2006, 2005 and 2004, respectively. The difference between the Company’s effective income tax rate and the statutory rate of 35% was primarily due to the benefit of dividends received deductions in all periods and, in 2005, to the benefit of additional tax credits allocated to the Company as a result of a federal tax audit of the Company’s former parent company, Xerox Corporation. For further discussion of income taxes, see Note 8 to the audited consolidated financial statements included elsewhere in this prospectus.
Liquidity and Capital Resources
Holding Company
As a holding company with no direct operations, the Company’s assets consist primarily of its investments in the capital stock of its insurance subsidiaries and deferred tax assets associated with holding company net operating losses. The Company requires cash to meet its annual debt service obligations, to pay corporate expenses and, ultimately, to repay its outstanding debt securities at maturity. In 2003, Crum & Forster issued $300 million aggregate principal amount of senior notes (the “2013 Notes). These notes, which bear interest payable semi-annually at 10-3/8%, mature on June 15, 2013. In May 2007, the Company completed a cash tender offer to purchase its 2013 Notes, pursuant to which all but $4.3 million of the 2013 Notes were purchased and cancelled. The Company funded the purchase of the 2013 Notes with proceeds from the sale of the old notes and available cash on hand. Crum & Forster’s ability to satisfy its corporate obligations depends on the dividend paying capacity of its subsidiaries. State insurance laws restrict the amount of shareholder dividends that insurance companies may pay without prior approval of regulatory authorities. The ability of the Company’s insurance subsidiaries to pay dividends depends, among other things, on such subsidiaries having positive statutory earned surplus. The Company’s principal insurance subsidiaries are US Fire and North River. For a detailed discussion of shareholder dividend regulations, see “Insurance Regulatory Matters”.

At March 31, 2007, US Fire reported statutory earned surplus of $225.0 million and North River reported statutory earned surplus of $104.0 million. On March 29, 2007, US Fire paid a dividend in the amount of $97.3 million to the Company. The payment included $9.0 million of HWIC stock at market value and $88.3 million of cash. On May 14, 2007, North River paid a dividend in the amount of $40.9 million to the Company. After the aforementioned dividend actions, neither US Fire nor North River may pay additional dividends in 2007 without prior regulatory approval. On March 29, 2007 and May 29, 2007, the Company paid cash shareholder dividends of $61.0 and $30.0 million, respectively, to Fairfax. At December 31, 2006, US Fire reported statutory earned surplus of $292.4 million and North River reported statutory earned surplus of $95.3 million. On March 29, 2006, US Fire paid its parent company a cash shareholder dividend of $94.5 million. On May 12, 2006, North River paid its parent company a cash shareholder dividend of $32.5 million. On March 30, 2006 and May 22, 2006, Crum & Forster Holdings Corp. paid cash shareholder dividends of $80 million and $10 million, respectively, to Fairfax.
Pursuant to a non-interest bearing standby credit agreement between Fairfax and the Company, under certain circumstances the Company has the ability to borrow up to $40 million from Fairfax to meet certain corporate obligations. Borrowings under this agreement, if any, bear no interest and are due in June 2018. Through December 31, 2006, there have been no borrowings under this agreement.
For further information on the Company’s long-term debt see Note 7 to the audited consolidated financial statements included elsewhere in this prospectus.
Cash used in financing activities was confined to dividends paid to Fairfax of $61.0 million and $80.0 million in the three months ended March 31, 2007 and 2006, respectively, and $90.0 million, $73.5 million and $62.5 million in the years ended December 31, 2006, 2005 and 2004, respectively.
Shareholder’s equity was $1,070.3 million at March 31, 2007, as compared to $1,093.1 million at December 31, 2006 and $961.2 million at December 31, 2005. The decrease in the first quarter of 2007 was primarily the result of dividends paid to Fairfax and net unrealized investment losses partially offset by current period earnings. The increase in 2006 was primarily the result of current year earnings, partially offset by dividends paid to Fairfax during 2006 and a decrease in net unrealized investment gains.
Insurance Subsidiaries
At Crum & Forster’s insurance subsidiaries, cash provided by operating activities primarily consists of premium collections, reinsurance recoveries and investment income. Cash provided from these sources is generally used for payment of losses and LAE, policy acquisition costs, operating expenses, ceded reinsurance premiums, income taxes and shareholder dividends, when permitted. Variability in cash provided by and used in operations can occur for many reasons, including changes in gross premiums written, changes in the Company’s underwriting results, natural or man-made catastrophes, settlements of large claims including asbestos and environmental claims, commutation of reinsurance contracts and the timing of recoveries from reinsurers, particularly as related to claim payments for natural or man-made catastrophes and asbestos and environmental claims.
Gross premiums written in the three months ended March 31, 2007 decreased by $20.3 million, or 5.8%, as compared to the three months ended March 31, 2006 primarily due to the combined effect of a decline in new business and modest price decreases on renewal policies, partially offset by an increase in renewal retention rates. Gross premiums written in 2006 increased by $253.8 million, or 23.1%, from 2005 following a decrease of $41.2 million, or 3.6%, from 2004. Excluding Fairmont, gross premiums written increased by $66.8 million, or 6.1%, in 2006 from 2005 largely attributable to an increase in new business in property lines in the wake of severe 2005 hurricane activity. However, as the market continues to soften and competitors are focused on production, new business growth and the retention of existing accounts has become very challenging. These factors, coupled with any deterioration in the pricing environment, may affect cash flows from operations.
Cash provided by operating activities of $27.2 million for the three months ended March 31, 2007 remained essentially unchanged compared to cash provided by operating activities of $27.3 million for the three months ended March 31, 2006. Higher underwriting expenses and income tax payments were offset by higher premium collections. Cash provided by operating activities amounted to $89.4 million in 2006, $25.5 million in 2005 and $125.3 million in 2004. The increase in 2006 reflected general business expansion driven by the assumption of Fairmont’s business, partially offset by higher income taxes paid as a result of higher realized investment gains. The decline in cash flows from operations in 2005 from 2004 was the result of several factors including higher net paid hurricane and latent payments, lower proceeds from reinsurance commutations of $49.6 million and lower premium collections of $35 million, partially offset by lower non-latent claim payments.
The Company’s insurance subsidiaries also maintain a substantial position in highly liquid, short term and other marketable securities in order to provide available cash in the event of unanticipated large claim payments. Management believes that, for the foreseeable future, cash flows from operations at its insurance subsidiaries will be sufficient to meet their operating liquidity needs.

Cash used in investing activities for the three months ended March 31, 2007 was $115.0 million as compared to cash provided by investing activities of $120.1 million in the three months ended March 31, 2006, primarily due to lower proceeds from the sale of fixed income and equity securities and higher purchases of fixed income securities and short term investments. Cash provided by investing activities was $121.9 million in 2006, compared to cash used in investing activities of $135.7 million in 2005 and $1,715.5 million in 2004. The increase in cash provided by investing activities in 2006 was primarily attributable to higher proceeds received from the sale of equity securities and other invested assets. The reason for the significant amount of cash used in investing activities in 2004 as compared to 2005 was primarily the result of the reinvestment of over $1 billion of cash and cash equivalents into higher yielding, longer-term investments in the first quarter of 2004.
The Company has pledged cash and U.S. Treasury securities as collateral for the Company’s short-sale obligations (see “—Results of Operations—Investment Results”). The fair value of such collateral was $533.0 million at March 31, 2007 and $535.6 million, $496.9 million and $277.9 million at December 31, 2006, 2005 and 2004, respectively.
The aggregate carrying value of the Company’s investment portfolio, including cash and cash equivalents, including assets pledged for short-sale obligations, was approximately $3.9 billion at March 31, 2007 and $3.9 billion, $3.7 billion and $3.5 billion at December 31, 2006, 2005 and 2004, respectively. For detailed information on the Company’s investment portfolio, see Note 3 to the audited consolidated financial statements and Note 6 to the unaudited consolidated financial statements included elsewhere in this prospectus.
The Company’s investment portfolio has exposure to credit risk primarily related to fixed income securities. Management attempts to control this exposure by emphasizing investment grade credit quality in the fixed income securities purchased. Management believes that this concentration in investment grade securities reduces the Company’s exposure to credit risk to an acceptable level.
At March 31, 2007, December 31, 2006 and December 31, 2005, 92.9%, 92.0% and 88.0% of the Company’s fixed income securities were rated investment grade, respectively. Fixed income securities and cash and cash equivalents of $408.0 million, $382.6 million and $323.7 million were on deposit with various state regulatory authorities at March 31, 2007, December 31, 2006 and December 31, 2005, respectively, as required by insurance laws.
US Fire, North River, CF Indemnity and CF Insurance have each entered into master securities repurchase agreements that allow these companies to raise funds through repurchase arrangements with Fairfax. Under these agreements, US Fire and North River may raise a maximum of $100 million at any one time and CF Indemnity and CF Insurance are limited to $5 million each. These arrangements have not been utilized since 2000.
The Company’s combined policyholders’ surplus and statutory operating leverage (the ratio of statutory net premiums written to end of period surplus) are summarized below:

	Three Months
	Ended March 31,		Years Ended December 31,
(dollars in millions)	2007		2006	2005	2004
Combined policyholders’ surplus	$1,350.2		$1,406.8	$1,314.0	$1,206.5
Statutory operating leverage	0.86x	[1]	0.83x	0.66x	0.76x

[1]	Ratio calculated based on net premiums written for the twelve months ended March 31, 2007.
Statutory surplus is an important measure utilized by management, regulators and rating agencies to assess the Company’s ability to support its business operations. The decrease in the Company’s combined statutory surplus in the first quarter of 2007 was primarily the result of dividends paid to the Company of $97.3 million partially offset by statutory net income of $39.9 million. The increase in the Company’s combined statutory surplus in 2006 as compared to 2005 was primarily attributable to statutory net income of $253.3 million partially offset by dividends of $127.0 million paid to the Company’s parent in 2006 and unrealized capital losses. The increase in the Company’s combined statutory surplus in 2005 as compared to 2004 was primarily attributable to statutory net income of $151.9 million and unrealized capital gains on equity securities of $58.8 million, offset by dividends of $93.4 million paid in 2005 to the Company’s parent. Effective March 30, 2004, the State of Delaware enacted legislation to adopt certain insurance accounting standards promulgated by the NAIC. The adoption of such standards resulted in an increase in the Company’s combined statutory policyholders’ surplus of $28.1 million, principally relating to the recognition of goodwill. The Company’s ratio of statutory net premiums written to surplus, a measure of operating leverage, remained relatively stable in 2006, 2005 and 2004 and, according to data from A.M. Best, was below the property and casualty commercial lines sector ratios of 1.0x, 1.0x and 1.1x, respectively.
Contractual Obligations
Estimates of future payments pursuant to the Company’s contractual obligations at December 31, 2006 are summarized as follows:

(dollars in millions)	Total	2007	2008 to 2009	2010 to 2011	2012 and beyond
Unpaid losses and LAE	$3,371.5	$1,207.6	$1,511.2	$292.6	$360.1
Long-term debt, including interest payments	502.3	31.1	62.3	62.3	346.6
Operating leases	84.0	12.6	20.2	14.1	37.1
Short-sale obligations	400.2	400.2	—	—	—
Other long-term liabilities	31.9	1.1	16.5	2.0	12.3

Total contractual obligations	$4,389.9	$1,652.6	$1,610.2	$371.0	$756.1

Unpaid Losses and Loss Adjustment Expenses
The liability for unpaid losses and LAE includes reserves for unpaid reported losses and LAE and for IBNR losses. The amounts shown above represent management’s best estimate of the expected timing of payments for losses and LAE given information currently available. Actual results may differ significantly from these estimates. For additional information on the Company’s unpaid losses and LAE, see “Business—Reserves”, “Risk Factors —Risks Relating to Our Business—The Company may incur a reduction in its net income if its reserves are insufficient” and “—Critical Accounting Policies and Estimates—Unpaid Losses and Loss Adjustment Expenses”.
Long-Term Debt, Including Interest Payments
Following the consummation of the Tender Offer and the issuance of the old notes, in each case in May 2007 and not reflected in the above chart, the Company has approximately $4.3 million principal amount of its 10 3/8% senior notes due 2013 outstanding and $330.0 million principal amount of old notes outstanding. Interest payments on such 2013 notes are approximately $0.4 million per year and interest payments on such old notes are approximately $25.6 million per year.
Operating Leases
The Company and its subsidiaries lease office space and equipment under long-term leases expiring through the year 2022. The amounts above represent the minimum contractual rentals for such operating leases at December 31, 2006. For more information on the Company’s operating leases, see Note 11 to the audited consolidated financial statements included elsewhere in this prospectus.
Short-Sale Obligations
In July 2004 and January 2005, the Company executed short-sales of SPDRs totaling approximately $300 million. In June 2006, the Company sold short securities of certain U.S. mortgage insurance companies totaling $24.9 million. The Company has no contractual timeframe within which it must purchase the SPDRs or securities previously sold and any decision to purchase will be based upon economic and market conditions. For purposes of the above chart, the Company has reflected the purchase obligation in 2007. The actual purchase date may differ from this estimate. For additional information on the short-sale transactions, see “ —Results of Operations —Investment results” and Note 3 to the audited consolidated financial statements and Note 6 to the unaudited consolidated financial statements included elsewhere in this prospectus.
Other Long-Term Liabilities
Included in other long-term liabilities are expected contributions to postretirement health care and life insurance benefit plans sponsored by the Company and an estimated payment under the Crum & Forster Holdings Corp. Long Term Incentive Plan.
The postretirement health care and life insurance benefit obligations are estimated ultimate payments required to provide such benefits. Actual payments may differ significantly from these estimates. Although the Company provides various benefit plans, programs and arrangements to its employees, the Company has reserved the right to amend, modify or terminate these plans, programs or arrangements at any time, subject to the terms and conditions of such plans, programs or arrangements and applicable law. For more information on the Company’s postretirement benefit plans, see Note 10 to the audited consolidated financial statements included elsewhere in this prospectus.
The Crum & Forster Holdings Corp. Long Term Incentive Plan is a compensation arrangement for certain of the Company’s executives. Included in the amounts above is an estimated payment of $14.2 million in 2009 based upon the December 31, 2006 valuation of the plan. This is management’s best estimate of the plan liability. The actual payment could be materially different from this estimate.
Regulatory Issues
For discussion of regulatory issues, see “Insurance Regulatory Matters”.
Off-Balance Sheet Arrangements
The Company did not have any transactions, agreements or other contractual arrangements with an unconsolidated entity that would be considered an off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4)of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is principally exposed to three types of market risk related to investment operations. These risks are interest rate risk, equity price risk and foreign currency exchange rate risk. The term “market risk” refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates. All market sensitive instruments discussed here relate to the Company’s investment portfolio.
Computations of the prospective effects of hypothetical interest rate, equity price and foreign currency exchange rate changes shown below are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income, equity and foreign securities, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the methods of analyses presented in the computations of the fair value of fixed rate instruments and in the computations of the impact of potential market movements on equity securities and foreign securities. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including, but not limited to, non-parallel shifts in the term structure of interest rates, changing individual issuer credit spreads and non-parallel movements of foreign exchange rates or equity prices.
Interest Rate Risk
At March 31, 2007, Crum & Forster’s investment portfolio included $2.2 billion of fixed income securities, including $129.2 million of assets pledged for short-sale obligations and $144.8 million of hybrid financial instruments, that are subject to interest rate risk. At December 31, 2006, Crum & Forster’s investment portfolio included approximately $2.1 billion of fixed income securities, including $130.1 million of assets pledged for short-sale obligations, that are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market values of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The table below displays the potential impact of market value fluctuations on the Company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually.

	At March 31, 2007			At December 31, 2006
	Fair Value of			Fair Value of
	Fixed Income	Hypothetical	Hypothetical	Fixed Income	Hypothetical	Hypothetical
(dollars in millions)	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change

200 basis point decline	$2,769.2	$568.6	25.8%	$2,681.1	$566.7	26.8%
100 basis point decline	$2,461.1	$260.5	11.8%	$2,373.1	$258.7	12.2%
Base scenario	$2,200.6	$—	—%	$2,114.4	—	—%
100 basis point increase	$1,984.3	$(216.4)	(9.8)%	$1,899.4	$(215.0)	(10.2)%
200 basis point increase	$1,799.1	$(401.5)	(18.2)%	$1,716.8	$(397.6)	(18.8)%
At March 31, 2007 and December 31, 2006, a hypothetical 100 basis point increase in interest rates would have resulted in a decrease of $216.4 million and $215.0 million, respectively, in the value of the fixed income securities and a hypothetical 100 basis point decline in interest rates would have resulted in an increase of $260.5 million and $258.7 million, respectively.
As an economic hedge against a rising interest rate environment, the Company has sold short securities of certain U.S. mortgage insurers totaling approximately $25 million. A hypothetical 10% decrease in the price of these securities would result in approximately a $2.5 million decrease in the obligations to purchase the securities sold.
Equity Price Risk
At March 31, 2007, the Company’s investment portfolio included $693.3 million of equity securities. Marketable equity securities, which represented approximately 18% of the Company’s investment portfolio, including cash and cash equivalents and assets pledged for short-sale obligations, are exposed to equity price risk, which is defined as the potential for loss in market value owing to declines in equity prices. A hypothetical 10% decline in the price of each of these marketable equity securities would result in a total decline of $69.3 million in the fair value of the equity portfolio at March 31, 2007. At December 31, 2006, a hypothetical 10% decline in the price of marketable equity securities would have resulted in a total decline of $66.8 million in the fair value of the equity portfolio. The increase in the Company’s exposure to equity price risk is primarily the result of the increase in the value of the equity portfolio from $667.7 million at December 31, 2006 to $693.3 million at March 31, 2007.
As an economic hedge against a decline in the U.S. equity markets, the Company has executed short-sales totaling approximately $300.0 million of SPDRs. Simultaneously, the Company purchased two-year S&P Index call options, limiting the potential loss on the future purchases of the SPDRs to approximately $87.0 million. A hypothetical 10% decrease in the price of the SPDRs would result in approximately a $30 million decrease in the obligations to purchase the SPDRs. The Company expects that a decline in the SPDRs obligations will offset losses in the equity portfolio in the event of a decline in the U.S. equity markets.
Foreign Currency Exchange Rate Risk
Through investments in foreign securities, including certain equity method investees, the Company is exposed to foreign currency exchange rate risk. Foreign currency exchange rate risk is the potential for loss in value owing to a decline in the U.S. dollar value of these investments due to a change in the exchange rate of the foreign currency in which these assets are denominated. At March 31, 2007, the Company’s total exposure to foreign currency denominated securities in U.S. dollar terms was approximately $401.1 million, or 10.2%, of the Company’s total investment portfolio, including cash and cash equivalents and assets pledged for short-sale obligations. The primary foreign currency exposures were in Canadian dollar denominated and Indian rupee denominated securities, which represented 4.7% and 1.6%, respectively, of the Company’s investment portfolio, including cash and cash equivalents and assets pledged for short-sale obligations. The potential impact of a hypothetical 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total decline in the fair value of the total investment portfolio of $40.1 million at March 31, 2007. At December 31, 2006, a hypothetical 10% decline in foreign currency exchange rates would have resulted in a total decline of $36.8 million in the fair value of the total investment portfolio. The increase in the Company’s exposure to foreign currency exchange rate risk is the result of the increase in foreign currency denominated securities.

BUSINESS
Overview
Crum & Forster is a national commercial property and casualty insurance company with a focused underwriting strategy targeting specialty classes of business and underserved market opportunities. The Company writes a broad range of commercial coverage including general liability, workers’ compensation, commercial automobile, property, commercial multi-peril and other lines of business. The Company generally conducts business on a brokerage basis through its home office and a regional branch network, allowing it to control centrally the underwriting process, respond to local market conditions and build close relationships with producers and policyholders. The Company has over 1,200 producers located throughout the United States. These producers include wholesale brokers, independent regional retail firms and national brokers.
The Company’s objective is to expand opportunistically into classes of business or market segments that are consistent with its underwriting expertise and have the potential to generate an underwriting profit. Management believes the Company’s ability to identify and react to changing market conditions provides it with a competitive advantage. Based on the experience and underwriting expertise of management, the Company seeks to write new lines of business and expand existing classes of business depending upon market conditions and expected profitability. The Company offers insurance products designed to meet specific insurance needs of targeted insured groups and underwrites specific types of coverage for markets that are generally underserved by the industry.
Effective January 1, 2006, Fairfax announced that certain of the business of the insurance companies of Fairmont Specialty Group, affiliates of Fairfax, would be carried on as Fairmont Specialty, a division of Crum & Forster (“Fairmont”), thereby giving Fairmont access to the “A-” A.M. Best rating of Crum & Forster. The Fairmont business is comprised of standard commercial and personal lines, bail bonds and accident and health coverages. In return for the opportunity to quote Fairmont Specialty Group’s renewals effective January 1, 2006 and thereafter, the Company hired substantially all Fairmont Specialty Group’s employees and assumed certain operating obligations. For the year ended December 31, 2006, Fairmont reported $187.0 million of gross premiums written, $164.4 million of net premiums written and $108.0 million of net premiums earned.
In 2006, the Company generated $1,351.6 million of gross premiums written, $1,166.5 million of net premiums written and $1,476.8 million of total revenues. Approximately 59% of the Company’s 2006 gross premiums written related to casualty coverages, 34% to property coverages and 7% to other coverages, the majority of which relates to the accident and health line of business associated with the Fairmont business noted above. For the year ended December 31, 2006, the Company’s combined ratio was 90.5%. At March 31, 2007, the Company had cash and invested assets of $3.9 billion (including $533.0 million of assets pledged for short-sale obligations), total assets of $6.4 billion, shareholder’s equity of $1.1 billion and policyholders’ surplus of $1.4 billion.
Corporate Organization
Crum & Forster is a Delaware holding company that is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is ultimately owned by Fairfax, a Canadian financial services holding company, which is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH”.
Crum & Forster is a major component of the U.S. commercial property and casualty insurance operations of Fairfax, which is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. Crum & Forster was acquired by Fairfax on August 13, 1998.
Crum & Forster’s insurance subsidiaries, except CF Specialty and Seneca and its subsidiaries, participate in an intercompany pooling arrangement pursuant to which the premiums, losses and other underwriting expenses of each participant are pooled by means of mutual reinsurance on a fixed-percentage basis as follows: US Fire, 76%; North River, 22%; CF Insurance, 1%; and CF Indemnity, 1%. The intercompany agreement provides that US Fire, acting as the lead company, assumes from the other pool participants 100% of their premiums, losses and other underwriting expenses, and, in turn, cedes to each pool participant its participating percentage of premiums, losses and other underwriting expenses. The pooling arrangement permits each pool participant to rely on the capacity of the entire pool, rather than solely on its own capital and surplus. Further, it prevents any one pool participant from suffering undue losses, as all pool participants share underwriting profits and losses in proportion to their respective pool participation percentages. CF Specialty and Seneca and its subsidiaries operate independently from the pool.

Lines of Business
Crum & Forster offers a broad range of property and casualty insurance coverage, primarily to commercial accounts, located throughout the United States. In 2006, 2005 and 2004, the Company reported $1,351.6 million, $1,097.8 million and $1,139 million, respectively, of gross premiums written. Gross premiums written by line of business are summarized as follows:

	Three Months Ended March 31,				Years Ended December 31,
	2007		2006		2006		2005		2004
	$	%	$	%	$	%	$	%	$	%
General liability	$77.0	23.6%	$82.7	23.8%	$296.0	21.9%	$262.8	24.1%	$252.8	22.2%
Workers’ compensation	66.8	20.4	82.6	23.8	277.1	20.5	275.3	25.1	311.3	27.3
Commercial automobile	54.2	16.5	65.5	18.9	222.5	16.5	192.6	17.5	190.1	16.7
Property	83.0	25.4	87.1	25.1	375.6	27.8	296.9	27.0	299.1	26.3
Commercial multi-peril	14.3	4.4	17.2	4.9	83.8	6.2	51.0	4.6	52.1	4.6
Other[1]	31.6	9.7	12.1	3.5	96.6	7.1	19.2	1.7	33.6	2.9

Total gross premiums written	$326.9	100.0%	$347.2	100.0%	$1,351.6	100.0%	$1,097.8	100.0%	$1,139.0	100.0%

[1]
Other includes accident and health, surety, homeowners and personal automobile lines of business in 2006 and in the three months ended March 31, 2007 and 2006, associated principally with the Fairmont business. In 2005 and 2004, other includes the surety line of business only.

General liability provides coverage for third-party liability exposures, including bodily injury and property damage arising from products sold and general business operations. General liability also includes coverage to protect policyholders against third-party personal injury. This coverage is generally written with a limit of $1 million. This line of business includes umbrella coverage, which provides additional insurance protection to businesses for amounts that exceed the limits of their primary liability policies with the Company or another insurance carrier. Approximately 82% of the Company’s umbrella premiums are for accounts for which the underlying liability coverage is provided by another insurance carrier. In 2006, approximately 74% of the Company’s umbrella gross premiums written were associated with policies having an attachment point of $1 million, while the average umbrella policy limit written was approximately $11 million. The Company also writes specialty classes, such as directors’ and officers’ liability, which involves coverage for liability arising from the actions of directors and officers in their official capacities, and employment practices liability, which protects the policyholder from liability arising from employment policies and plans, such as liability related to discrimination and harassment. The average directors’ and officers’ policy limit written in 2006 was approximately $4 million. The distribution of the Company’s total general liability gross premiums written by type of coverage is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Umbrella liability	37.1%	34.8%	36.6%	33.7%	34.0%
Products liability	9.8	8.4	8.4	8.6	10.5
Directors’ and officers’ liability	6.6	6.1	7.1	8.0	9.7
Employment practices liability	2.1	2.6	2.8	3.6	3.8
All other general liability	44.4	48.1	45.1	46.1	42.0

Total general liability	100.0%	100.0%	100.0%	100.0%	100.0%

Workers’ compensation provides coverage for the obligations of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. Typically, there are four types of benefits payable under workers’ compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. The benefits payable and the duration of such benefits are set by statute and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. The Company offers three types of workers’ compensation products:
•	guaranteed cost products;

•	large deductible policies; and

•	retrospectively rated policies.
Premiums are primarily a function of:
•	the applicable premium rate, which varies according to the employee’s duties and the business of the employer;
•	the policyholder’s experience modification factor (where applicable); and

•	the policyholder’s payroll.

Generally, a deposit premium is paid at the beginning of the policy period and periodic installments are paid during the policy period. The final premium is determined at the end of the policy period after the employer’s payroll records are audited. Premiums are continually reviewed for adequacy using an actuarial analysis of current and anticipated trends.
The Company applies a comprehensive approach to workers’ compensation business that benefits both Crum & Forster and its policyholders. Loss prevention services focused on workplace safety and the prevention of accidents are provided to the Company’s policyholders. The Company emphasizes loss cost containment methods, which involve employers, employees and care providers that focus on cost-effective quality care and early return to work for injured employees. The Company also strives to prevent costs associated with fraudulent claims by applying a proactive approach to investigation and litigation of claims, where appropriate.
The distribution of total workers’ compensation gross premiums written by type of coverage is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Guaranteed cost	89.9%	82.4%	87.7%	84.7%	78.3%
Large deductible	6.5	12.2	9.8	12.8	15.4
Retrospectively rated	3.6	5.4	2.5	2.5	6.3

Total workers’ compensation	100.0%	100.0%	100.0%	100.0%	100.0%

With respect to large deductible policies, the average policyholder retention is approximately $250,000 and the average premium discount from standard premium, recognizing the reduced net loss exposure, is approximately 73%. Since 2004, the Company’s large deductible business has been increasingly affected by market competition.
Commercial automobile provides coverage for businesses against losses arising from bodily injury, bodily injury to third parties, property damage to a policyholder’s vehicle, property damage to other vehicles and other property resulting from the ownership, maintenance or use of vehicles in a business. The Company targets policyholders with fleets of 25 to 100 vehicles, particularly those with low driver turnover and good driving records. The majority of the Company’s commercial automobile business consists of local and intermediate operations where drivers can return to their garage location within the same day.
Property provides coverage for loss or damage to buildings, inventory and equipment and financial loss due to business interruption resulting from covered property damage. Policies written are typically “all risk” in nature, providing protection from natural disasters, including losses from hurricanes, windstorms, earthquakes, hail and severe winter weather, and other events, such as theft and vandalism, fires, explosions, storms, and at the policyholder’s option, terrorism. Certain risks, such as war and nuclear risk, are generally excluded from all policies. Gross limits offered on property business averaged approximately $4 million in 2006 and generally did not exceed $25 million per policyholder. Property insurance is principally provided through fire and allied lines and inland marine coverage. Fire and allied lines coverage insures real and personal property from direct physical damage from the perils covered as well as the loss of business income that might result from such loss. Inland marine covers insureds specializing mainly in, but not limited to, the transportation, communications and building industries. Policies written on an excess basis comprised approximately 10%, 10% and 18% of property gross premiums written in 2006, 2005 and 2004, respectively.
The proportion of property writings comprised of policies written on an excess basis decreased in recent years principally due to the willingness of some competitors to offer large primary limits of coverage, thereby reducing the policyholder’s need to purchase excess property policies.
The distribution of total property gross premiums written, by type of coverage, is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Fire and allied lines	82.3%	85.2%	82.7%	82.9%	80.9%
Inland marine	9.5	9.6	8.4	11.3	12.4
Other	8.2	5.2	8.9	5.8	6.7

Total property	100.0%	100.0%	100.0%	100.0%	100.0%

Commercial multi-peril combines property and liability coverage under one insurance policy. The Company typically writes these package policies for smaller businesses where expense advantages can be gained by combining these coverages rather than purchasing two separate policies. For the three months ended March 31, 2007, approximately 55.3% of commercial multi-peril gross premiums written were attributable to liability coverage. For the years ended December 31, 2006, 2005 and 2004, approximately 52.4%, 41.6% and 41.7%, respectively, of commercial multi-peril gross premiums written were attributable to liability coverage. The increase in liability coverage in 2006 was due to the assumption of the Fairmont business.
Other includes accident and health, surety, personal automobile and homeowners’ coverages. The accident and health line of business includes medical stop loss, student medical, blanket special risk, various limited medical products and travel insurance products. The coverages include specific and aggregate for medical stop loss; accident and sickness medical for colleges and universities; accidental death and dismemberment as well as accident medical for blanket special risk; short term medical and hospital indemnity for limited medical products and various travel accident related coverages for travel insurance. Limits range from $250 thousand to $1 million depending upon the coverage and benefit type. Surety involves third-party agreements in which the issuer of the bond (the “surety”) joins with a second party (the “principal”) in guaranteeing to a third party (the “owner/obligee”) the fulfillment of some obligation on the part of the principal. The surety generally has a right to recover from the principal any losses or expenses paid to the owner/obligee. Surety is generally classified into two broad types: contract bonds and commercial bonds. Contract bonds secure a contractor’s performance and/or payment obligation, generally with respect to a construction project, and are typically required by federal, state and local governments for public works projects. The Company began to significantly restrict the writing of contract surety business in 2005 in response to adverse surety claims emergence. Commercial bonds cover obligations typically required by law or regulation such as bail bonds and license and permit bonds. Bail bonds provide for the issuance of financial security to a court to guarantee the return, at a specific date, of a person facing criminal charges. The Company also writes a small amount of personal automobile and homeowners’ policies, as part of the book of business assumed from Fairmont. These are limited to the state of Hawaii.
The distribution of the Company’s total other gross premiums written, by type of coverage, is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Accident and health	83.0%	57.2%	66.7%	—%	—%
Bail bonds	10.2	16.7	12.0	23.6	13.6
Homeowners	4.5	14.0	7.3	—	—
Personal automobile	1.8	7.4	11.8	—	—
Contract and commercial bonds	0.5	4.7	2.2	76.4	86.4

Total other	100.0%	100.0%	100.0%	100.0%	100.0%

Geographic Distribution
The Company is licensed and currently writes insurance in all 50 states. For the year ended December 31, 2006, the top ten states represented 71% of direct premiums written.
The distribution of direct premiums written by state, as a percentage of total direct premiums written, is summarized as follows:

	Three Months Ended
	March 31,	Years Ended December 31,
	2007	2006	2005	2004
California	16.4%	16.7%	20.1%	22.0%
Florida	10.7	10.7	10.9	9.8
New York	8.8	9.4	10.0	11.0
New Jersey	8.0	8.2	8.6	7.1
Texas	7.8	9.6	7.5	6.3
Pennsylvania	4.6	5.0	5.4	6.1
Illinois	3.8	3.3	3.5	4.1
Massachusetts	3.5	3.3	3.4	3.8
Georgia	2.7	3.1	2.1	2.5
Kentucky	1.6	1.7	1.7	1.6
All other states[1]	32.1	29.0	26.8	25.7

Total direct premiums written	100.0%	100.0%	100.0%	100.0%

[1]	No other state comprised more than 2% of total direct premiums written in the years ended December 31, 2006, 2005 or 2004.

In 2003 and 2004, significant reform of the California workers’ compensation system took place. The combination of these reform efforts and strong rate increases from 2000 to 2003 led to a dramatic improvement in the industry’s workers’ compensation accident year loss ratios. At September 30, 2006, the Workers’ Compensation Insurance Rating Bureau of California projects the workers’ compensation ultimate accident year loss ratio has fallen from 123.0% in 2000 to 29.9% in 2005. As a result of these regulatory reforms and very favorable industry accident year results in recent years, the California workers’ compensation marketplace has evolved to one where there are numerous carriers aggressively seeking growth and the Company has been affected by declining market prices since 2004. For the three months ended March 31, 2007, the Company’s California workers’ compensation gross premiums written decreased by approximately 23.5% as compared to the three months ended March 31, 2006. For the year ended December 31, 2006, the Company’s California workers’ compensation gross premiums written decreased by approximately 29% as compared to the year ended December 31, 2005 and may decline even further in 2007 as the Company continues to maintain its risk selection and pricing discipline.
Business Development and Methods of Distribution
The Company’s gross premiums written are derived from renewal of in-force policies, generation of new policies and endorsement activity, including additional or return premiums due upon audit. Central to the Company’s premium production management are efforts to maintain or improve renewal retention rates and to increase the Company’s new business production through improvements in the “quote ratio” (the ratio of quotes issued to submissions received) and the “hit ratio” (the ratio of new policies bound to quotes issued), while first and foremost maintaining adequate rates for the exposures.
Crum & Forster depends on producers to provide it with access to a wide range of business opportunities. The Company’s ability to develop strong and mutually beneficial relationships, and successfully market its products and services to producers, is paramount to its success. Generally, the Company’s business is distributed through more than 1,200 producers located throughout the United States. Crum & Forster intends to continue to expand its producer force. The Company offers its producers underwriting expertise and timely policy processing, which assists them in placing business in underserved markets. The Company’s service extends to loss control and claims management services, particularly on large accounts where this expertise is highly valued by both the producer and the policyholder.
Producers are compensated principally on the basis of commissions negotiated between the producer and the Company on an individual policy basis. Additionally, the Company pays contingent commissions to certain producers based on achievement by the producer of agreed-upon targets. Out of total producer compensation incurred in 2006, 2005 and 2004 of $158.2 million, $120.6 million and $128.2 million, respectively, contingent commissions paid to producers in those years totaled $2.4 million, $8.7 million and $12 million, respectively. Payments in 2006 and 2005 declined due to the termination in 2004 of agreements with certain producers.
Crum & Forster’s producers generally fall into three categories: wholesale brokers, independent regional retail firms and national brokers. Each of these channels has its own distinct distribution characteristics and customers. Wholesale brokers primarily produce business that retail firms have difficulty placing due to its unique, unusual or hazardous nature. Independent regional retail firms generally operate in a limited geographic region. These producers often focus on mid-size accounts. National brokers generally have a significant number of locations throughout the United States and target larger risks requiring complex insurance analysis and placement. The Company’s policies with these producers tend to be larger, loss rated casualty products and excess property policies.
The percentage of business from these categories of producers, based on gross premiums written, is summarized as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004
Wholesale brokers	43.7%	42.4%	43.5%	40.1%	33.5%
Independent regional retail firms	37.1	35.3	34.4	31.0	31.6
National brokers	19.2	22.3	22.1	28.9	34.9

Total direct premiums written	100.0%	100.0%	100.0%	100.0%	100.0%

The increased percentage of gross premiums written attributable to wholesale brokers and the corresponding decrease in business from national brokers is largely due to a decrease in premiums produced by Marsh USA Inc., the Company’s largest producer in both 2005 and 2004, and an increase in excess and surplus casualty and property business written through wholesale brokers.
Gross premiums written from new business by producer category are as follows:

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
Wholesale brokers	$54.2	$68.9	$264.0	$210.0	$163.9
Independent regional retail firms	29.4	27.2	106.9	91.1	123.8
National brokers	13.1	26.6	91.7	84.3	134.0

Total gross premiums written from new business	$96.7	$122.7	$462.6	$385.4	$421.7

The Company’s new business production declined by approximately 21% in the first quarter of 2007 as compared to the first quarter of 2006 due to significant price competition in the market. The Company’s new business production increased by approximately 20% in 2006, primarily due to greater property writings in the wake of the 2005 hurricane activity. Excluding Fairmont, new business increased by approximately 15%. In 2005, new business declined by approximately 9%, as the market had softened and competition for new business, particularly from higher rated companies, had intensified.
For discussions of recent investigations by governmental authorities into certain business practices within the insurance industry, see “Risk Factors—Risks Relating to our Business—Certain business practices of the insurance industry have become the subject of investigations by government authorities and other parties and the subject of class action litigation” and “Business—Legal Proceedings”.
Pricing and Underwriting
The Company adheres to a disciplined underwriting strategy that focuses on profitability without regard to premium growth or market share. Each policy is individually underwritten based on the particular risk and class of business. Prices are set based on these risk characteristics and consider other factors such as estimated frequency and severity of expected losses, the expenses of producing the business and managing claims and an allowance for an underwriting profit. The Company’s disciplined underwriting strategy may restrict its premium growth when market conditions do not meet pricing and underwriting standards.
The Company’s underwriting process is controlled centrally by profit center managers in the home office who have extensive experience in the insurance industry. Each executive is held accountable for the underwriting results of his or her line of business. Underwriting authority levels are established based on characteristics such as class of business, hazard grade and policy limits and are assigned based on the experience and expertise of the underwriter. Regional underwriting product line managers report to the home office executives on all underwriting matters. Field underwriters have limited authority to underwrite policies, with the result that a significant amount of business is underwritten directly by underwriters in the home office.
The Company’s casualty business is either manually rated or loss rated, generally depending on the size of the risk to be priced. Manual rating begins with a classification rate provided by an industry-rating bureau. Deviations from this rate based on the individual characteristics and loss history of the risk, as well as the desirability of the class of business, are then determined. Loss rating is a methodology utilized for large casualty risks wherein an individual risk’s credible loss experience is the basis for rate and premium development for the risk. A portion of the Company’s business is large enough to be rated on its own loss history. This loss rated business is within the workers’ compensation, general liability and commercial automobile lines of business and includes guaranteed cost policies, where policy premiums are fixed, and loss sensitive rating programs, where the ultimate costs to the policyholder are dependent upon its loss experience. The underwriting of loss rated business requires approval by home office underwriting and actuarial personnel.
For workers’ compensation business, the Company considers aggregation of insured employees during the quotation process at an account and location level. On a monthly basis, management monitors insured employee aggregations, particularly in target cities, in proximity to target sites and in earthquake-prone zones, in order to manage the Company’s potential exposure to terrorism and/or earthquake losses.
Loss sensitive business includes large deductible policies, in which the policyholder must reimburse the Company for any losses within the deductible, and retrospectively rated policies, in which premiums are adjusted based on the actual loss experience of the policyholder. Both of these loss sensitive products expose Crum & Forster to potential credit risk since the Company may be due payment from the policyholder after coverage has been provided. Loss sensitive policies are subject to extensive financial analysis prior to binding and generally require that the policyholder provide collateral as a condition to writing the policy. For further discussion of such credit risk, see “Risk Factors— Risks Relating to our Business—The Company bears credit risk with respect to its reinsurers and certain policyholders, and if one or more of them fails to pay, the Company could experience losses which would reduce its net income”.
Property risks are underwritten on an individual risk basis. Underwriting considerations that factor into the pricing of individual property risks include, but are not limited to, building construction, occupancy classes and inherent internal exposures to loss, physical protection of the property and external exposures to loss, as well as past loss experience. Approximately 90% of the Company’s property business is written on a primary basis. The underwriting and pricing of such risks requires significant underwriting expertise due to the complexities of individual risk exposures. The remaining 10% of the Company’s property business is written in excess of one or more underlying insurance policies. Pricing of excess property business also requires significant underwriting expertise. Consideration is given to the excess premium as a percentage of total insured value as well as the attachment point and catastrophe exposure. Inland marine is typically rated individually by the underwriter based on the characteristics of the risk and the class of business, without the use of an industry manual rate. The Company’s underwriting of any property always considers the aggregate exposures to natural and man-made catastrophic losses and attempts to mitigate such exposure. The Company monitors exposures in areas most susceptible to a hurricane, earthquake or terrorist event.

Crum & Forster conducts its bail bond business through numerous agents across the U.S. who have authority to underwrite and issue bonds, subject to limits established by the Company. The Company must approve, prior to binding, all bail bonds with values in excess of each agent’s underwriting authority, which can range from $5,000 to $500,000. While collateral may be required as a condition to writing the bond, the obligation to pay a defaulted bond is also guaranteed by the bail agent.
The Company closely monitors its underwriting on an ongoing basis to enforce compliance with standards throughout the field organization. At the Company’s principal insurance subsidiaries, a premium register, which lists each policy processed on the prior day, is distributed daily to senior management and to the home office underwriting executives. On larger policies, a more detailed underwriting summary sheet is prepared and distributed to senior management and the home office underwriting executives on a timely basis. This report identifies the policyholder name, line of business, policy premium, commission, prior loss history and other relevant information relating to the risk. A detailed price monitoring process is conducted by actuarial personnel, with region and line of business pricing results released on a weekly and monthly basis. These pricing results include price changes on policies that are renewed and new business prices versus established targets that are intended to produce an underwriting profit. Large accounts, which are rated based on their own loss history, are monitored separately with an expected combined ratio quantified for each account. Underwriting audits of the major profit centers are conducted at least annually by home office personnel with the requisite line of business expertise.
Catastrophe Management
Catastrophes can be caused by various natural and man-made events. Natural catastrophic events include hurricanes, tornados, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Man-made catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty coverages and lines of business for which the Company provides insurance. Seasonal weather variations may affect the severity and frequency of losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred, and actual losses could exceed measures the Company might take to attempt to protect itself. It is therefore possible that a catastrophic event or multiple catastrophic events could adversely affect the Company’s net income, financial position and liquidity. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have from time to time passed legislation that has had the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.
The Company closely monitors catastrophe exposure on an individual risk and book of business basis. Each property risk is written with an occurrence limit and every policy with catastrophe exposure has a significant minimum deductible for the catastrophe exposure. A catastrophe risk analysis is run on each account with catastrophe exposure prior to binding to assess the potential loss.
Any risk in a critical catastrophe zone (as defined by the Company for hurricane and earthquake regions) must be referred to home office and is subject to restrictions on policy limits offered and other policy features.
Crum & Forster monitors its aggregate property exposure in catastrophe-prone areas based principally on total exposed policy limits. The Company has divided the major hurricane and earthquake exposed regions in the United States into zones and has established target maximums of total exposed policy limits (adjusted for attachment points and deductibles) in each zone and, in certain instances, across one or more zones. Reports of total exposed policy limits, number of locations, total insured values and other information by zone are reviewed monthly by management. In areas most susceptible to a hurricane or earthquake event, the Company also runs an extensive catastrophe model each quarter to assess its probable maximum loss on both a 250-year and 100-year event basis. The Company has also established, and monitors, aggregate exposed policy limits by target city to mitigate terrorism risk.
The Company has established underwriting guidelines regarding its concentration of workers’ compensation exposures in target cities, in proximity to target sites and in earthquake-prone areas. As a result of database enhancements and increased information gathered on the Company’s policyholders, a significant majority of employees are captured by location in the Company’s systems, permitting ongoing monitoring of compliance with concentration guidelines. The Company purchases property and workers’ compensation catastrophe reinsurance to mitigate its losses in the event of catastrophes.

Reinsurance
In order to control the exposure to losses and protect capital resources, the Company cedes a portion of its gross policy premiums to reinsurers in exchange for the reinsurer’s agreement to share a portion of the covered losses. Reinsurance is a practice whereby one insurer, called the “reinsurer”, agrees to indemnify another insurer, called the “ceding insurer”, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The Company’s purchase of reinsurance does not discharge the Company from primary liability to its policyholders. The net liability retained on individual risks varies by product and by the nature of the risk. Insured liabilities can be reinsured either by treaty, wherein reinsurers agree in advance to provide coverage above retained limits or for a specified percentage of losses attributable to specific policies, or by facultative arrangements, wherein reinsurance is provided for individual risks based on individual negotiations.
The Company’s current maximum retention and reinsured limits per risk for the major lines of business subject to significant reinsurance are summarized as follows:

		Maximum Reinsured
(dollars in millions)	Maximum Retention	Limits [1]
General liability:
Umbrella	$5.0	$20.0
Directors’ and officers’ liability — primary policies	$2.0	$8.0
Directors’ and officers’ liability — excess policies	Variable Quota Share [2]	$8.0
Property [3]	$5.0	$20.0

[1] Represents the amount of loss protection above the net retention on an excess of loss basis, unless otherwise noted. Certain layers within these reinsured limits are subject to aggregate limits and reinstatement provisions.

[2] The Company retains 40% of policies with limits up to $5 million and 20% of policies with limits in excess of $5 million up to $10 million.

[3] Effective March 1, 2006, the Company increased its property per risk net retention to $5 million from $2 million, reducing the maximum reinsured limits from $23 million to $20 million. The $5 million excess of $5 million layer was 100% reinsured by nSpire Re Limited (“nSpire”, formerly ORC Re Limited), a Fairfax affiliate. Upon renewal of this treaty, effective May 1, 2007, the $5 million excess of $5 million layer was 100% reinsured by Wentworth Insurance Company Limited (“Wentworth”), a Fairfax affiliate

In general, other general liability policies and commercial automobile policies are written with limits of $1 million per occurrence and are not reinsured. General liability policies typically contain a $2 million aggregate limit.
Workers’ compensation risks are reinsured on a per occurrence basis only. The Company purchases $200 million of coverage in excess of $50 million per occurrence in two layers of $50 million and $150 million. nSpire, a Fairfax affiliate, has a 5% participation in each layer. Advent Syndicate 780 (“Syndicate 780”), the Lloyds insurance arm of Advent Capital (Holdings) PLC (“Advent”), a Fairfax affiliate, has a 4% participation in the $150 million in excess of $100 million layer. The premium for the coverage is approximately $4.6 million. In the event of a $200 million workers’ compensation catastrophic loss, the Company’s net retained loss would be $50 million and the Company would be obligated to pay reinstatement premium equal to 100% of the original premium.
The Company manages its exposure to catastrophes by monitoring the accumulation of exposed policy limits in catastrophe-prone areas. The Company’s property catastrophe reinsurance treaty protects it in the event of property losses arising from one defined catastrophic occurrence or series of events. As a result of significant catastrophe losses sustained by reinsurers in 2005 and 2004, increases in reinsurer capital requirements by rating agencies, changes in widely-used industry catastrophe modeling software resulting in higher projected event frequency and severity and other factors, available reinsurance capacity for property catastrophe coverage contracted in 2006. As a result, the Company experienced a significant increase in its catastrophe reinsurance costs since 2004, as measured in terms of reinsurance premium and amounts retained by the Company per event. See “Risk Factors —Risks Relating to our Business—The Company may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect it”.
Effective May 1, 2007, the Company placed its property catastrophe treaty (excluding Seneca). The expiring treaty provided coverage of $210 million in excess of $40 million per occurrence. The Company’s participation in the $210 million of coverage was $22.7 million and the premium for the coverage, net of Company participation, was approximately $60 million. The new treaty provides coverage of $100 million in excess of $100 million per occurrence for an annual premium of $18 million. The Company is obliged to reinstate any limits used at 100% of the original premium. The Company also purchased California only earthquake coverage of $100 million in excess of $200 million per occurrence for an annual premium of $7 million. Wentworth, a Fairfax affiliate, has a 5% participation on both of these covers. Syndicate 780, a Fairfax affiliate, has a 5% participation on the $100 million in excess of $100 million layer and a 6% participation on the $100 million in excess of $200 million layer. There is no Company co-participation in either of these layers. The decision to increase the retention and purchase less coverage was based on the Company’s reduced property exposures in catastrophe-prone zones and the expected cost of property catastrophe reinsurance at lower attachment points.

Effective April 1, 2007, Seneca placed its property catastrophe reinsurance treaty. The expiring treaty provided coverage of $25 million in excess of $5 million per occurrence for an annual premium of $2.6 million. The new treaty provides coverage of $40 million in excess of $5 million per occurrence for an annual premium of $2.8 million.
The Company has not purchased stand-alone terrorism coverage since 2004. In the event of a TRIA-certified terrorist act occurring in the future, the Company could incur a loss of up to the aggregate deductible of participating Fairfax insurers, which is approximately $440 million in 2007 based on 20% of Fairfax’s 2006 direct premiums earned of approximately $2.2 billion, subject to terrorism reinsurance coverage provided by the Company’s other reinsurance contracts. For further discussion of TRIA, see “Insurance Regulatory Matters—Terrorism Risk Insurance Act of 2002” and “Risk Factors—Risks Relating to our Business—Catastrophic events could cause unanticipated losses and reduce net income”.
For further discussion of the Company’s reinsurance agreements, see Notes 6 and 9 to the audited consolidated financial statements and Note 5 to the unaudited consolidated financial statements included elsewhere in this prospectus.
At March 31, 2007, December 31, 2006 and 2005, reinsurance recoverable was $1.7 billion, $1.7 billion and $2.1 billion, respectively, net of uncollectible reinsurance reserves totaling $44.6 million, $42.8 million and $34.4 million, respectively.
Reinsurance recoverable at March 31, 2007 was due from approximately 280 reinsurers. Set forth below is a table showing the ten largest reinsurance recoverable balances by reinsurer. Included in other in the table below are contingent obligations associated with structured settlements with life insurance companies and amounts recoverable from pools and associations which amounted to $161.6 million, or 9.5%, of the total reinsurance recoverable balance at March 31, 2007.

	At March 31, 2007
	A.M. Best	Security		Reinsurance		% of
(dollars in millions)	Rating [1]	Provided		Recoverable		Total
Inter-Ocean Reinsurance Company Limited	[2]	$389.0	[3]	$386.7		22.8%
North American Specialty Insurance Company	A+	209.9	[4]	372.6		22.0
TIG Insurance Company (“TIG”) [5,8]	B+			141.1		8.3
Swiss Reinsurance America Corporation	A+			85.6		5.1
nSpire[8]	[2]	80.4	[6]	70.7		4.2
General Reinsurance Corporation	A++	0.1		34.0		2.0
Lloyds Syndicates	A			29.1		1.7
Hannover Ruckversicherungs-Aktiengesellschaft	A	2.1	[7]	28.8		1.7
Fairmont Specialty Insurance Company[8]	B++			28.2		1.7
Federal Insurance Company	A++	24.3		27.6		1.6
Other		124.5	[9]	490.4	[10,11]	28.9

Total reinsurance recoverable		$830.3		$1,694.8	[11]	100.0%

[1]
The A.M. Best rating system includes ratings of “A++” and “A+” (which are “Superior” ratings), “A” and “A-” (which are “Excellent” ratings), “B++” and “B+” (which are “Very Good” ratings) and nine lower ratings categories. Ratings are as of March 31, 2007.

[2] Not rated.

[3] Includes the value of Delaware Reg. 1003 compliant trust accounts (“Trusts”) at March 31, 2007 in the amount of $350.9 million and $38.1 million in letters of credit.

[4] Funds held at March 31, 2007. The funds held in respect of North America Specialty Insurance Company are also effectively guaranteed by an upstream affiliated insurer in the Swiss Re Group.

[5] Effective December 16, 2002, International Insurance Company merged with TIG, a Fairfax subsidiary. TIG had statutory capital and surplus at March 31, 2007 of $589.7    million. These recoverable balances arise principally from a restructuring in 1993, prior to Fairfax’s acquisition of Crum & Forster. For further discussion, see Note 9 to the    audited consolidated financial statements included elsewhere in this prospectus.

[6] Held in Trusts

[7] Held in letters of credit.

[8] Fairfax affiliate.

[9] Includes $114.3 million in letters of credit, $9.8 million in funds held and $0.4 million in Trusts.

[10] 89% of these gross recoverable balances are from companies having an A.M. Best rating of “A-” or better.

[11] Includes reserves for uncollectible reinsurance of $44.6 million.

Affiliated Reinsurers
The Company has reinsurance agreements in effect with affiliates of Fairfax. As is the case with all reinsurance agreements, Crum & Forster bears credit risk regarding these agreements, both with respect to reinsurance recoverable reflected on the Company’s balance sheet as well as to contingent liabilities associated with reinsurance recoverable on future claims. For the years ended December 31, 2006, 2005 and 2004, the Company ceded premiums of $41.9 million, $53.2 million, and $51.0 million, respectively, to affiliates under these reinsurance contracts and assumed premiums of $134.4 million, $0.3 million and $0.8 million, respectively, from affiliates under these reinsurance contracts.
Reinsurance recoverable balances from affiliated reinsurers reflected on the balance sheet at March 31, 2007 and December 31, 2006 are summarized as follows:

	At March 31, 2007
	Total
	Reinsurance	Paid	Outstanding
(dollars in millions)	Recoverable	Recoverable	Reserves[1]	Collateral
TIG	$141.1	$1.3	$139.8	$—
nSpire	70.7	1.3	69.4	80.4
Fairmont Specialty Insurance Company	28.3	—	28.3	1.7
Odyssey America	12.2	0.3	11.9	—
Clearwater Insurance Company	3.4	0.2	3.2	—
Other	1.2	0.1	1.1	1.3

Total affiliated reinsurance recoverable balances	$256.9	$3.2	$253.7	$83.4

	At December 31, 2006
	Total
	Reinsurance	Paid	Outstanding
(dollars in millions)	Recoverable	Recoverable	Reserves[1]	Collateral
TIG	$137.5	$1.4	$136.1	$—
nSpire	71.9	2.3	69.6	91.0
Fairmont Specialty Insurance Company	27.4	0.2	27.2	—
Odyssey America	13.0	1.9	11.1	—
Clearwater Insurance Company	3.5	0.2	3.3	—
Other	1.3	0.2	1.1	1.3

Total affiliated reinsurance recoverable balances	$254.6	$6.2	$248.4	$92.3

[1] Includes case and IBNR reserves
The Company had assumed losses payable on the Fairmont business of approximately $63.0 million at March 31, 2007.
For a detailed description of the Company’s reinsurance arrangements with affiliates, see Note 9 to the audited consolidated financial statements included elsewhere in this prospectus and “Transactions with Related Persons, Promoters and Certain Control Persons”.
Corporate Aggregate Reinsurance
Crum & Forster’s underwriting results are significantly affected by reinsurance. The Company currently purchases, or has in the past purchased, reinsurance to limit its exposure to loss from any one claim or occurrence (“per risk or per occurrence reinsurance”), from aggregate loss experience for an accident year that exceeds an amount the Company is willing to accept and from adverse development of prior years’ loss and LAE reserves (the latter two types of reinsurance are referred to herein as “corporate aggregate reinsurance”, as distinct from the aforementioned “per risk or per occurrence reinsurance”). The Company’s corporate aggregate reinsurance contracts are of the type commonly referred to as “finite” reinsurance and cover or covered, in varying amounts and on varying terms, accident years 2002 and prior. Per risk or per occurrence reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience, net of the effect of this reinsurance, is generally consistent with the underlying gross loss experience.
Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years’ loss and LAE reserves may significantly affect the reported loss experience for a given period in amounts or directions that are not consistent with the loss experience of the underlying policies. The prices paid for corporate aggregate reinsurance may also affect the underwriting expense ratios by reducing the net premiums earned, upon which the ratio is calculated. Therefore, management believes that presenting the Company’s results net of per risk or per occurrence reinsurance but before benefit of corporate aggregate reinsurance generally provides a more accurate portrayal of the actual loss experience of the underlying policies. The Company last entered into a corporate aggregate reinsurance contract in 2001.
The Company’s corporate aggregate reinsurance contracts provide either current accident year protection or adverse development protection related to prior accident years. In general, contracts covering past insurable events, such as adverse loss development covers, are categorized as “retroactive reinsurance”, as opposed to contracts covering future insurable events, which are referred to as “prospective reinsurance”. Coverage under retroactive reinsurance contracts is generally triggered when the loss ratio for the subject period exceeds a specified level, or when reserves related to all periods prior to a certain date exceed a stated amount. The Company will recover ceded losses and LAE from its reinsurers as it settles the related claims, which may occur over many years. These contracts may provide for future payments to be made by Crum & Forster when it cedes losses under such policies and may also provide that interest expense is charged to the Company, for the benefit of the reinsurers, on any premiums withheld. Interest rates specified in these contracts are 7% to 7.5%.

Amounts ceded under prospective contracts are recognized, as to premiums, as a reduction of premiums written and earned in the period in which premiums are ceded and, as to losses, as a reduction of incurred losses as the losses are ceded to the reinsurer. Under retroactive contracts, the excess of reinsurance recoverable due from reinsurers pursuant to the contract over premiums paid for coverage is deferred and amortized as a reduction of incurred losses over the expected period of recovery, generally many years, using the interest method. Under both prospective and retroactive contracts, funds held interest, if applicable, is recognized as a reduction of investment income in the period in which the interest is credited to the funds held account.
The effect of prospective and retroactive corporate aggregate reinsurance on components of the Company’s consolidated statements of income is summarized as follows (increase (decrease) in indicated components):

	Three Months Ended
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
Premiums earned	$—	$—	$—	$—	$(7.6)
Investment income	(4.2)	(4.8)	(8.4)	(19.9)	(30.5)
Losses and LAE	(3.4)	(3.4)	$(10.3)	(8.1)	(28.3)

Income before income taxes	$(0.8)	$(1.4)	$1.9	$(11.8)	$(9.8)

Reinsurance recoverable includes $403.5 million and $391.8 million at March 31, 2007 and $405.1 million and $391.8 million at December 31, 2006, related to prospective and retroactive corporate aggregate reinsurance contracts, respectively, of which $491.0 million and $489.2 million has been recognized as a reduction of incurred losses and LAE on the Company’s consolidated statements of income at March 31, 2007 and December 31, 2006, respectively. A summary of these corporate aggregate reinsurance contracts and the amounts of reinsurance recoverable thereunder follows:

	At March 31,		At December 31,
(dollars in millions)	2007		2006
2000 accident year prospective aggregate stop loss contract	$36.0		$37.6
1998 prospective aggregate stop loss contract	367.5	[1]	367.5	[1]
1998 aggregate stop loss contract amendment	19.2		19.2
2001 retroactive adverse development contract for $400 million	372.6		372.6
2001 retroactive adverse development contract for $100 million	-	[2]	-	[2]

Total	$795.3		$796.9

[1]
Includes $389.0 million, which has been recognized as a reduction of losses and LAE less $21.5 million for additional premiums due on retrospectively rated insurance policies that inure to the benefit of the reinsurer. Total amounts recognized as a reduction of losses and LAE at March 31, 2007, include the $389.0 million above, $36.0 million on the 2000 accident year prospective aggregate stop loss contract and $66.0 million of amortization of deferred gains on the retroactive reinsurance contracts. Total amounts recognized as a reduction of losses and LAE at December 31, 2006, include the $389.0 million above, $37.6 million on the 2000 accident year prospective aggregate stop loss contract and $62.6 million of amortization of deferred gains on the retroactive reinsurance contracts.

[2]
Favorable development of the losses covered under this contract resulted in a reduction in the reinsurance recoverable balance from $32.5 million at December 31, 2005 to $0 at December 31, 2006 and March 31, 2007.

Prospective Corporate Aggregate Reinsurance
An analysis of activity in prospective corporate aggregate reinsurance contracts follows:

	Three Month Ended		Years Ended December 31,
	March 31,
(dollars in millions)	2007	2006	2006	2005	2004
Ceded losses and LAE	$—	$—	$—	$—	$10.0
Less: ceded premiums written and earned	—	—	—	—	7.6
Less: funds held interest charged to investment income	0.6	0.9	3.0	4.5	9.2

Income before income taxes	$(0.6)	$(0.9)	$(3.0)	$(4.5)	$(6.8)

The Company entered into an aggregate stop loss agreement with unaffiliated reinsurers covering accident year 2000, which provided coverage of $118.5 million and was fully utilized by the Company at December 31, 2004. This stop loss agreement covered the casualty lines of business. The contract provided 29 loss ratio points of coverage in excess of a loss and ALAE ratio of 66% for covered losses. The contract is on a funds held basis with interest credited at 7.5%. Premiums and losses ceded pursuant to the contract totaled $76.4 million and $118.5 million, respectively, at March 31, 2007, December 31, 2006, 2005 and 2004. Premiums cessions were $7.6 million in 2004 and $68.8 million prior to 2004. Losses ceded were $10.0 million in 2004 and $108.5 million prior to 2004. At March 31, 2007, December 31, 2006 and December 31, 2005, the Company had reinsurance recoverable balances of $36.0 million, $37.6 million and $53.2 million, respectively, and funds held balances of $32.3 million, $33.3 million and $45.8 million, respectively, related to this agreement.

At March 31, 2007 and December 31, 2006, one prospective contract, covering accident years 2000 through 2002, has an unused limit available of $96.3 million in the event the net loss and LAE ratio for accident year 2002, before the effect of this contract, exceeds 70%. The subject loss and LAE ratio as valued at March 31, 2007 and December 31, 2006 is 62.4%. No additional premium or funds held interest would be due under this contract upon usage of the remaining limit. Coverage of accident years 2000 and 2001 has been exhausted and recovered. The reinsurer under this contract is nSpire, a Fairfax affiliate. For further discussion of reinsurance contracts with affiliates, see Note 9 to the audited consolidated financial statements included elsewhere in this prospectus.
Retroactive Corporate Aggregate Reinsurance
An analysis of activity in retroactive corporate aggregate reinsurance contracts follows:

	Three Months Ending
	March 31,		Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
(Decrease) increase in reinsurance recoverable due from reinsurers	$—	$—	$(37.0)	$(26.7)	$117.7
Less: related premiums paid			(33.4)	4.1	56.5

(Decrease) increase in income deferred during the year	—	—	(3.6)	(30.8)	61.2
Amortization of deferred income	(3.4)	(3.4)	(12.9)	(8.1)	(18.3)

Decrease in deferred income	(3.4)	(3.4)	(16.5)	(38.9)	42.9
Deferred income on retroactive reinsurance—beginning of period	168.0	184.5	184.5	223.4	180.5

Deferred income on retroactive reinsurance—end of period	$164.6	$181.1	$168.0	$184.5	$223.4

Funds held interest charged during the period	$3.6	$3.9	$5.4	$15.4	$21.3

In 2001, the Company entered into adverse development contracts with two unaffiliated reinsurers. The first contract, covering substantially all lines of business, provides $400 million of limit in excess of a retention for accident years 2000 and prior, subject to a $200 million sub-limit on 1998 and prior accident years and an asbestos and environmental sub-limit of $100 million. Premiums are currently based on 35% of amounts ceded plus a reinsurer margin of $8 million. The contract contains provisions that would increase the premium rate to as high as 62% under conditions that Company management considers unlikely. The contract is on a funds held basis with interest credited at 7%. At March 31, 2007 and December 31, 2006, the Company had ceded cumulative losses of $372.6 million, which is comprised of $(4.4) million in 2006, $6.0 million in 2005, $140.6 million in 2004 and $230.4 million prior to 2004 and paid premiums of $153.3 million, which is comprised of $(0.8) million in 2006, $4.1 million in 2005, $58.1 million in 2004 and $91.9 million prior to 2004, related to this contract. Of the $27.4 million remaining coverage on this contract, less than a million is available for asbestos development. At March 31, 2007, December 31, 2006 and December 31, 2005, the Company had reinsurance recoverable balances of $372.6 million, $372.6 million and $377.0 million, respectively, and funds held balances of $ 209.9 million, $206.4 million and $193.9 million, respectively, related to this agreement.
The second contract, covering substantially all lines of business, provides $100 million of limit in excess of a retention for accident periods prior to August 13, 1998, the date of acquisition of the Company by Fairfax. The contract contains sub-limits relating to asbestos, environmental and latent, construction defect and other losses and is subject to a maximum economic loss provision. Premium for this contract was $32.6 million. The contract is on a funds held basis with interest credited at 7%. The Company may commute the contract any time the funds held balance is positive. In the fourth quarter of 2006, cessions under this contract were reversed due to favorable loss development of the underlying policies covered by this contract. As a result, the Company reduced the funds held balance to offset amounts due the Company at December 31, 2006, pursuant to the aforementioned commutation provision. At March 31, 2007 and December 31, 2006, the Company had no cumulative ceded losses under this contract and had a return of premium of $(1.5) million in 2004 and paid premiums of $34.1 million prior to 2004. None of the $100 million coverage under this treaty is available for asbestos development.
The premiums for both contracts are included in funds held under reinsurance contracts on the consolidated balance sheets, subject to the offsets discussed above. The arrangements described above are recorded as retroactive reinsurance, with reinsurance recoverable due from reinsurers in excess of amounts paid for the coverage reflected on the balance sheets as deferred income on retroactive reinsurance. Such deferred income is amortized based on the expected amount and timing of future recoveries, using the interest method. The Company amortized deferred income of $3.4 million in the three months ended March 31, 2007, $12.9 million in 2006, $8.1 million in 2005, $18.3 million in 2004 and $23.3 million prior to 2004. This amortization of deferred income is included as a reduction of losses and LAE in the consolidated statements of income.
In 1998, in connection with the acquisition of the Company by Fairfax, the Company entered into an aggregate stop loss agreement with an unaffiliated reinsurer, which provided coverage of $367.5 million in excess of a retention and has been fully utilized by the Company. The contract provided coverage for loss reserve development for accident periods prior to August 13, 1998, the date of acquisition of the Company by Fairfax. The initial premium of $75 million was paid by the former parent of the Company. This contract is treated as prospective reinsurance. There were no premium cessions to the contract in 2006, 2005 and 2004 and reinsurance recoverable on the contract was $367.5 million at both December 31, 2006 and 2005. The Company amended the contract in 2001 to provide an additional $19.3 million of coverage for a premium of $7.9 million, which was recorded in 2001. This contract amendment is treated as retroactive reinsurance and has been fully utilized by the Company. Amortization of deferred income on this amendment is included in the amortization amounts discussed previously.

The Company estimates, assuming no additional premiums are credited to the funds held accounts, that the amount of interest to be charged against investment income on prospective and retroactive corporate aggregate reinsurance contracts will be approximately $17 million in 2007.
The reinsurance contracts discussed above were put in place to protect the Company’s surplus while the Company took the steps necessary to improve underwriting results following its acquisition by Fairfax in 1998. The Company has not purchased corporate aggregate reinsurance since 2001 and does not currently have plans to purchase corporate aggregate reinsurance in the future.
For additional information on reinsurance transactions with related parties, see Note 9 to the audited consolidated financial statements included elsewhere in this prospectus.
Claims Management
Crum & Forster has developed claims cost management methodologies designed to monitor, control and measure all aspects of the claims resolution process. The Company’s claims management philosophy emphasizes:
•	maintenance of timely and adequate reserves for claims and the cost-effective delivery of claims services by controlling losses and LAE;

•	financial integrity through the employment of investigative specialists who attempt to limit fraudulent claims activity and a program to pursue appropriate subrogation and recovery opportunities; and

•	exceptional customer service whereby the Company applies its resources toward pursuing timely investigation and resolution of customer claims and reducing claims costs.
Substantially all claims are handled in the Company’s home office, with the exception of workers’ compensation claims, which are handled in the regional offices. The Company has developed and implemented competitive medical management and managed care programs to control workers’ compensation claim costs. At March 31, 2007, the Company had approximately 418 employees dedicated to claims management and administration, 194 of whom were located at the Company’s home office. These employees include adjusters, litigation specialists, regional and corporate claims management, line specialists and support staff. The Company regularly conducts internal reviews and audits to monitor adherence to claims policies and procedures, the adequacy of case reserves, LAE, productivity and service standards.
Pending and new claim counts by line of business, excluding asbestos, environmental and other latent claims, are summarized as follows:

	Three Months
	Ended March 31,	Years Ended December 31,
Pending Claims	2007	2006	2005	2004
Workers’ compensation[1]	10,572	10,974	11,265	11,293
General liability	5,724	5,378	4,603	4,687
Commercial automobile	5,144	5,223	5,590	4,141
All other[2]	2,594	2,539	3,278	1,916

Total pending claims	24,034	24,114	24,736	22,037

[1] Excludes medical only claim counts.

[2] The increase in the all other category in 2005 was driven by property claims associated with the 2005 and 2004 hurricanes.

	Three Months
	Ended March 31,	Years Ended December 31,
New Claims	2007	2006	2005	2004
Workers’ compensation[1]	1,715	7,307	7,803	8,053
General liability	1,025	3,635	4,656	3,647
Commercial automobile	3,790	15,502	12,264	11,845
All other	924	3,384	4,005	4,009

Total new claims	7,454	29,828	28,728	27,554

[1]	Excludes medical only claim counts of 3,225, 13,947, 15,093 and 17,957 for the three months ended March 31, 2007 and years ended December 31, 2006, 2005 and 2004, respectively.
Since 1985, Crum & Forster has used a specialized claims unit to manage its asbestos, environmental and other latent claims. In 2000, the Company employed RiverStone Claims Management LLC (“RiverStone”), a Fairfax affiliate focused on providing claim and reinsurance recovery services with respect to asbestos, environmental and other latent exposure claims to Fairfax and its affiliates. During 2006, RiverStone and the Company decided to terminate their arrangement, effective December 31, 2006. The Company established an internal unit for managing asbestos, environmental and other latent claims and all open matters were transferred to the new unit by year-end.

Reserves
Property and casualty insurers establish reserves to provide for future amounts needed to pay claims with respect to insured events that have occurred, including events that have not yet been reported to the insurer. Reserves are also established for LAE, representing the estimated expenses of adjusting claims, including legal and other fees, and general expenses of administering the claims settlement process.
After a claim is reported, claims personnel set up a case reserve for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel, or of independent claims adjusters hired by the Company, the scope of coverage available for the reported claim under each individual policy assuming application of controlling state contract law, general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel, with the goal of setting the reserve at the ultimate expected loss amount as soon as sufficient information becomes available. Claims personnel review and update their estimates as additional information becomes available and claims proceed towards resolution. In addition, reserves are also established, on an aggregate basis, for losses incurred but not reported to the insurer and for potential further loss development on reported claims, including LAE. At March 31, 2007, total gross reserves for unpaid losses and LAE were $3.4 billion, of which $1.4 billion related to case reserves and $2.0 billion related to IBNR reserves.
The Company derives estimates for unreported claims and development on reported claims principally from actuarial analyses of historical patterns of loss development by accident year for each type of exposure and market segment. Similarly, the Company derives estimates of unpaid LAE principally from actuarial analyses of historical development patterns of the relationship of LAE to losses for each line of business and type of exposure. Management compares historical and current case settlement and payment patterns by business line to establish loss trends that recognize the new development patterns and retention levels.
The process of estimating loss reserves is imprecise due to a number of variables. These variables are affected by both internal and external events such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. The Company continually refines reserve estimates as historical loss experience develops and additional claims are reported and settled. The Company reflects adjustments to reserves in the consolidated statements of income in the periods in which the estimates are changed.
In establishing reserves, estimated recoveries for reinsurance, salvage and subrogation are taken into account. The aggregate reserves are also reviewed at least annually by a nationally recognized actuarial firm.
The Company’s internal actuaries conduct full reserve studies using generally accepted actuarial methods every six months, from which point estimates of ultimate losses and LAE by line of business are selected. These “target” loss ratios are used to determine loss and allocated LAE expectations each month by accident year within each line of business. Each month, reported losses are reviewed against these expectations to evaluate loss emergence trends.

The recorded estimate and the high and low ends of the Company’s internal actuaries’ range of reserves for each line of business are summarized as follows:

	At December 31, 2006
		Low End	High End
		of	of
		Actuarial	Actuarial
(dollars in millions)	Reserves	Range	Range
Workers’ compensation	$775.3	$668.9	$804.2
General liability	686.9	579.5	769.0
Asbestos, environmental and other latent	443.4	323.5	582.3
Commercial automobile	232.2	197.3	246.1
Property	165.0	142.3	167.8
Other	202.6	172.3	208.2

Net of per risk reinsurance, gross of corporate aggregate reinsurance	2,505.4	2,083.8	2,777.6
Corporate aggregate reinsurance	489.2	436.7	493.7

Total reserves, net of per risk reinsurance and corporate aggregate reinsurance	2,016.2	$1,647.1	$2,283.9

Ceded unpaid losses and LAE	1,355.3

Gross unpaid losses and LAE	$3,371.5

A reconciliation of the net liability for unpaid losses and LAE is provided in Note 4 to the consolidated financial statements included elsewhere in this prospectus. Reserves for losses and LAE were adjusted in each year based on the latest actuarial estimates.
The components of (favorable) adverse development of prior years’ loss and LAE reserves are summarized as follows:

	Years Ended December 31,
(dollars in millions)	2006	2005	2004
Workers’ compensation	$(58.5)	$(1.4)	$29.7
General liability	(31.9)	(48.0)	(6.6)
Commercial multi-peril	(22.8)	(20.2)	(0.6)
Commercial automobile	(10.9)	(19.5)	(3.2)
Property	1.6	(40.7)	(27.2)
Asbestos, environmental and other latent	33.9	44.6	100.5
Other	2.7	24.7	5.0

Total (favorable) adverse development, net of per risk reinsurance	(85.9)	(60.5)	97.6
Amortization of deferred gain on retroactive corporate aggregate reinsurance	(12.9)	(8.1)	(18.3)
Other corporate aggregate reinsurance activity	2.6	—	(10.0)

Total (favorable) adverse development, net of per risk and corporate aggregate reinsurance	(96.2)	(68.6)	69.3
Add back: Per risk and corporate aggregate reinsurance	(16.2)	88.7	70.8

Total (favorable) adverse development, gross of reinsurance	$(112.4)	$20.1	$140.1

For a discussion of loss development, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Losses and Loss Adjustment Expenses”.

The following loss and LAE reserve development table illustrates the development of balance sheet loss and LAE liabilities from 1996 through 2006 and the subsequent changes in those reserves, presented on a historical basis. The first line of the table is the estimated liability for unpaid losses and LAE, net of reinsurance recoverable, recorded at the balance sheet date for each year. The next section of the table shows the cumulative amounts paid during successive years related to the opening reserve. For example, with respect to the net loss and LAE reserve of $2,414 million at December 31, 1996, by the end of 2006, $2,292 million had been paid in settlement of those reserves. In addition, the original reserve of $2,414 million was re-estimated to be $2,825 million at December 31, 2006. This change from the original estimate would normally result from a combination of a number of factors such as losses being settled for different amounts than originally estimated, more information becoming available about the individual claims and overall claim frequency and severity patterns. The lower section of the table shows the gross liability, reinsurance recoverable and net liability recorded at the balance sheet date for each of the indicated years and the re-estimation of these amounts at December 31, 2006.
Care must be taken to avoid misinterpretation by those unfamiliar with this information or familiar with other data commonly reported by the insurance industry. The accompanying data is not accident year data, but rather, a display of 1996 to 2006 calendar year-end reserves and the subsequent changes in those reserves.
Ten-Year Analysis of Consolidated Loss and LAE Development Presented Net of Reinsurance with Supplemental Gross Data

	At December 31,
(dollars in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Reserves for unpaid losses and LAE (net of reinsurance recoverable)	$2,414	$2,420	$2,532	$2,225	$1,770	$1,577	$1,494	$1,873	$2,010	$1,990	$2,016
Paid (cumulative) as of:
One year later	571	580	680	757	676	454	160	460	481	482
Two years later	971	1,076	1,246	1,300	1,026	533	521	809	815
Three years later	1,340	1,508	1,654	1,565	1,097	824	795	1,065
Four years later	1,674	1,797	1,922	1,626	1,328	1,049	988
Five years later	1,862	2,005	1,919	1,850	1,504	1,208
Six years later	2,020	1,953	2,084	2,023	1,637
Seven years later	1,943	2,087	2,237	2,153
Eight years later	2,068	2,223	2,350
Nine years later	2,196	2,329
Ten years later	2,292
Liability re-estimated as of:
One year later	2,419	2,588	2,546	2,258	1,953	1,596	1,611	1,942	1,941	1,894
Two years later	2,579	2,592	2,536	2,445	1,969	1,749	1,718	1,932	1,855
Three years later	2,574	2,583	2,600	2,460	2,093	1,857	1,702	1,862
Four years later	2,571	2,597	2,614	2,584	2,203	1,836	1,643
Five years later	2,581	2,613	2,735	2,680	2,180	1,787
Six years later	2,584	2,743	2,801	2,676	2,148
Seven years later	2,713	2,820	2,809	2,652
Eight years later	2,799	2,832	2,801
Nine years later	2,817	2,835
Ten years later	2,825
Cumulative (deficiency)/redundancy	(411)	(415)	(269)	(427)	(378)	(210)	(149)	11	155	96

Gross liability — end of year	3,446	3,600	3,637	3,529	3,340	3,454	3,250	3,194	3,371	3,673	3,371
Reinsurance recoverable	1,032	1,180	1,105	1,304	1,570	1,877	1,756	1,321	1,361	1,683	1,355
Net liability — end of year	2,414	2,420	2,532	2,225	1,770	1,577	1,494	1,873	2,010	1,990	2,016
Gross re-estimated liability at December 31, 2006	4,204	4,190	4,209	4,199	3,876	3,679	3,396	3,234	3,246	3,561
Re-estimated reinsurance recoverable at December 31, 2006	1,379	1,355	1,408	1,547	1,728	1,892	1,753	1,372	1,391	1,667
Net re-estimated liability at December 31, 2006	2,825	2,835	2,801	2,652	2,148	1,787	1,643	1,862	1,855	1,894
Cumulative gross (deficiency)/redundancy	(758)	(590)	(572)	(670)	(536)	(225)	(146)	(40)	125	112

Asbestos, Environmental and Other Latent Exposures
The Company has written general liability, commercial multi-peril and umbrella policies under which its policyholders continue to present claims alleging asbestos-related injury and claims alleging injury, damage or clean up costs arising from environmental pollution and other latent claims. The vast majority of these claims are presented under policies written many years ago.
There is a great deal of uncertainty surrounding latent liabilities. This uncertainty affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from other types of contractual claims because there is limited consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that, in many cases, have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is, thus, confronted with continuing uncertainty in its efforts to quantify latent exposures.
An analysis of gross and net reserves (net of per risk reinsurance, but before the benefit of corporate aggregate reinsurance) from asbestos, environmental and other latent exposures is presented below:

			At December 31,
	At March 31, 2007		2006		2005		2004
(dollars in millions)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Unpaid latent losses and allocated LAE (“ALAE”), beginning of the year	$586.2	$443.5	$617.6	$475.1	$681.4	$516.0	$666.5	$491.9
Latent losses and ALAE incurred during the year	—	—	66.0	33.9	80.1	44.6	113.5	100.5
Latent losses and ALAE paid during the year	19.4	8.7	97.4	65.5	143.9	85.5	98.6	76.4

Unpaid latent losses and ALAE, end of the year	$566.8	$434.8	$586.2	$443.5	$617.6	$475.1	$681.4	$516.0

Gross and net payments for 2006 declined from 2005 payment levels. The increase in latent loss and ALAE payments in 2005 was principally attributable to a large policy buyback payment, which was 100% reinsured and did not affect net payments, and to developments related to one asbestos policyholder which affected both gross and net payments.
An analysis of the number of policyholders with open asbestos, environmental and other latent claims is presented below:

	Asbestos	Environmental	Other Latent	Total Latent
Number of policyholders open at December 31, 2004	452	346	187	985
Opened during the year	86	63	85	234
Closed during the year	110	141	71	322

Number of policyholders open at December 31, 2005	428	268	201	897
Opened during the year	68	47	67	182
Closed during the year	96	72	80	248

Number of policyholders open at December 31, 2006	400	243	188	831

For a more detailed discussion of Asbestos, Environmental and Other Latent Exposures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Losses and Loss Adjustment Expenses”.
Investments
The Company’s investment strategy is to maximize the total return of the portfolio while preserving invested capital for the protection of policyholders and providing sufficient liquidity for the payment of claims and other obligations. Management believes that Crum & Forster’s investment policy provides the flexibility to implement this strategy.
The investments of Crum & Forster Holdings Corp. and its subsidiaries are managed by Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”), a subsidiary of Fairfax. The investment guidelines, as promulgated by each insurance subsidiary’s investment committee and as set forth in each insurance subsidiary’s respective investment agreement with Hamblin Watsa, stress preservation of capital, market liquidity, diversification of risk and long-term, value-oriented investments. The members of the investment committee of Hamblin Watsa, all of whom are officers of Hamblin Watsa, also constitute the investment committees of the Company and its insurance subsidiaries. In March 2007, Mary Jane Robertson, Executive Vice President, Chief Financial Officer and Treasurer of the Company, was appointed to the investment committee of US Fire.
Long-term investments generally are made using a value approach, by investing in securities which Hamblin Watsa believes are selling below their intrinsic value, to protect capital from loss and generate above-average long-term total returns.
Equities are selected on the basis of prices which are perceived to be selling at a discount to Hamblin Watsa’s estimate of intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position.

Fixed income securities are similarly selected on the basis of intrinsic value, keeping in mind yield spreads over U.S. Treasury securities and credit analysis. Despite a low-yield environment over the past several years, the Company has not attempted to reach for yield by investing in investment grade corporates, mortgage or asset-backed securities instead of U.S. Treasury securities. Securities meeting the Company’s selection criteria may not be readily available, in which case U.S. Treasury securities are generally emphasized. The Company’s investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities. For further discussion of market risks, see “Quantitative and Qualitative Disclosures About Market Risk”.
The availability of equity securities meeting the Company’s value-based criteria will generally dictate the portfolio’s exposure to equities. Similarly, the value-based criteria, with a view to the availability of attractive yield spreads and strong credit, will generally determine the level of exposure to corporate bonds. As part of the Company’s review and monitoring process, the impact of a substantial reduction in equity prices on insurance regulatory capital is tested regularly to ensure that capital adequacy will be maintained at all times.
The Company’s insurance subsidiaries have invested in certain equity securities of related parties of Fairfax. The historical cost of investments in the securities of entities which are related parties of Fairfax and the carrying value of such investments as reflected in the Company’s balance sheets are summarized in Note 3 to the audited consolidated financial statements included elsewhere in this prospectus.
As an economic hedge against a decline in the U.S. equity markets, the Company has executed short-sales of Standard & Poor’s Depositary Receipts (“SPDRs”) totaling approximately $300 million. The Company has also purchased approximately $87.6 million of credit default swaps on securities issued by various U.S. companies in the banking, mortgage and insurance industries which serve as economic hedges against declines in the fair value of the Company’s financial assets.
The composition of the fair value of the Company’s fixed income securities by rating, as assigned by Standard & Poor’s or Moody’s, using the higher of these ratings for any security where there is a split rating, is summarized as follows:

	At March 31,	At December 31,
	2007	2006	2005
AAA/Aaa	92.9%	92.0%	88.0%
AA/Aa2	—	—	—
A/A2	—	—	—
BBB/Baa2	—	—	—
BB/Ba2	—	—	1.0
B/B2	—	—	—
CCC/Caa or lower, or not rated	7.1	8.0	12.0

Total fixed income securities	100.0%	100.0%	100.0%

At March 31, 2007, the Company’s fixed income securities had an average duration of 11.0 years and an average yield to maturity of 5.0% before investment expenses.
For additional information about investments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations —Investment Results” and Note 3 to the audited consolidated financial statements contained elsewhere in this prospectus.
Competition
The property and casualty insurance industry is highly competitive. According to A.M. Best, there are approximately 1,000 property and casualty organizations in the United States, comprised of approximately 2,400 property and casualty companies, as reported in Best’s Aggregates & Averages, Property/Casualty, 2006 Edition. Of those organizations, the top 50 accounted for approximately 79% of the industry’s total net premiums written in 2005 and no one company, or company group, had a market share greater than 11%. Based on Best’s Aggregates & Averages, Property/Casualty, 2006 Edition, management believes that Crum & Forster ranked approximately 46th by net premiums written in commercial lines in 2005 compared to 43rd in 2004.
The property and casualty insurance industry is highly competitive and the Company competes with large, national insurers that often have greater financial strength and broader product offerings. In addition, the Company competes with regional companies that have an in-depth knowledge of the local insurance marketplace and are positioned to be responsive to local needs. The Company also faces competition from government-financed insurance entities that are able to provide insurance at below market rates.

Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, premiums charged, policy terms and conditions, services offered, reputation and experience. The Company’s challenge is to retain existing business and attract new business on terms offering acceptable return potentials in an environment in which both established competitors and newer entrants are aggressively seeking premium growth.
Since 2004, market competition has intensified. In 2006, the casualty market continued to see an acceleration of softening market conditions, particularly in respect of workers’ compensation policies in California, while property market conditions improved significantly in the aftermath of the severe 2005 hurricane activity. These improvements have been most dramatic in the southeast United States, catastrophe-exposed properties, although there have also been modest market improvements in non-catastrophe territories. Commencing late in the third quarter of 2006, the property market began to experience increased competition as a result of the mild hurricane activity in the year, with several major competitors offering more capacity in the coastal wind areas as well as greater capacity and more competitive pricing on non-catastrophe exposed pricing. Overall in 2006, renewal retention rates held steady, while new business increased primarily due to greater property writings. The Company faces competition from domestic and foreign insurers, many of which may be perceived to provide greater security to policyholders and many of which are larger and have greater financial, marketing and management resources than Crum & Forster.
No assurance can be made that the Company will not face increased competition in the future and that such increased competition will not have a material adverse effect on Crum & Forster. For further discussion, see “Risk Factors —Risks Relating to our Business —The Company operates in a highly competitive environment, which makes it more difficult to attract and retain business”.
Ratings
Financial strength ratings issued by third party rating agencies are used by insurance consumers and insurance intermediaries as an important means of assessing the financial strength and quality of insurers. Higher ratings generally indicate relative financial stability and a strong ability to pay claims. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Crum & Forster’s insurance subsidiaries have an “A-” financial strength rating (the fourth highest of fifteen rating categories) with a positive outlook from A.M. Best, a rating agency and publisher for the insurance industry, and a “BBB” financial strength rating (the fourth highest of nine rating categories) with a negative outlook from Standard & Poor’s Insurance Rating Services (“S&P”), also a rating agency for the insurance industry. In October 2006, S&P assigned a negative outlook to Fairfax and its subsidiaries and cited as the reason its concern about “FFH’s qualitative areas of governance, risk controls and enterprise risk management”.
The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security.
Properties
Crum & Forster’s principal offices are located in space leased by the Company in Morristown, New Jersey. The lease covers approximately 201,887 square feet of office space at 305 Madison Avenue. The term of the lease ends December 31, 2022, and provides for up to four consecutive additional terms totaling twenty-five years. The principal offices of Seneca are located in space leased by Seneca in New York, New York. The lease covers approximately 21,500 square feet at 160 Water Street. The term of the lease ends June 30, 2010. The Company also leases office space for its branch offices. Crum & Forster does not own any of the real estate used for its operations.
Legal Proceedings
Litigation
Crum & Forster Holdings Corp. and US Fire, among numerous other insurance company and insurance broker defendants, have been named as defendants in a class action suit filed by policyholders alleging, among other things, that the defendants used the contingent commission structure to deprive policyholders of free competition in the market for insurance. The action is pending in the U.S. District Court for the District of New Jersey. Plaintiffs seek certification of a nationwide class consisting of all persons who between August 26, 1994 and the date of the class certification engaged the services of any one of the broker defendants and who entered into or renewed a contract of insurance with one of the insurer defendants. In October 2006, the court partially granted defendants’ motion to dismiss the plaintiffs’ complaint, subject to plaintiffs’ filing an amended statement of their case. Plaintiffs thereafter filed their “supplemental statement of articularity” and amended case statement. In response, defendants filed a renewed motion to dismiss. In April 2007, the plaintiff’s RICO and antitrust claims again were dismissed without prejudice. Plaintiffs filed their amended petition on May 22. The Crum & Forster entities continue to be named as defendants. Defendants filed their renewed motions to dismiss on June 21, 2007. Plaintiffs have until July 19, 2007 to file responses, and defendants have until July 31, 2007 to file replies. Crum & Forster Holdings Corp. and US Fire continue to vigorously defend the action.

In the ordinary course of their business, Crum & Forster’s subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances and are subject to related coverage litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change. Currently, it is not possible to predict judicial and legislative changes and their impact on the future development of asbestos and environmental claims and litigation. This trend will be affected by future court decisions and interpretations, as well as changes in applicable legislation and the possible implementation of a proposed federal compensation scheme for asbestos-related injuries. As a result of these uncertainties, additional liabilities may arise for amounts in excess of current reserves for asbestos, environmental and other latent exposures. These additional amounts, or a range of these additional amounts, cannot currently be reasonably estimated. As a result of these claims, management continually reviews required reserves and reinsurance recoverable. In each of these areas of exposure, the Company litigates individual cases when appropriate and endeavors to settle other claims on favorable terms.
The Company’s subsidiaries are involved in various lawsuits and arbitration proceedings arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company’s consolidated net income, financial position or liquidity. However, it should be noted that the frequency of large damage awards in some jurisdictions, including punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs, continues to create the potential for an unpredictable judgment in any given matter.
Insurance Industry Investigations
On September 7, 2005, Fairfax announced that it had received a subpoena from the SEC requesting documents regarding any non-traditional insurance or reinsurance transactions entered into or offered by Fairfax and the entities in its consolidated group, which includes the Company. The U.S. Attorney’s Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena and is participating in the investigation of these matters. Fairfax and entities in its consolidated group are cooperating fully with these requests. Fairfax and certain of the entities in its consolidated group, including the Company, have prepared presentations and provided documents to the SEC and the U.S. Attorney’s Office, and employees of Fairfax and certain of the entities in its consolidated group, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s Office. The Company is cooperating fully in addressing its obligations under this subpoena. This inquiry is ongoing and the Company continues to comply with requests from the SEC and the U.S. Attorney’s office. At the present time, the Company cannot predict the outcome of these matters, or the ultimate effect on the Company’s consolidated financial statements, which effect could be material and adverse. No assurance can be made that the Company will not be subject to further requests or other regulatory proceedings of a similar kind.
For further information on these insurance industry investigations, see “Risk Factors—Risks Relating to our Business—Securities and Exchange Commission (“SEC”) requests for information may adversely affect the Company” and “Risk Factors—Risks Relating to our Business—Certain business practices of the insurance industry have become the subject of investigations by government authorities and other parties and the subject of class action litigation”.
Employees
At March 31, 2007, Crum & Forster had 1,341 employees. None of these employees is represented by a labor union and management considers employee relations to be satisfactory.

INSURANCE REGULATORY MATTERS
The Company and its subsidiaries are subject to regulation under relevant insurance statutes, including insurance holding company statutes, of various jurisdictions, including Delaware, the domiciliary state of US Fire and CF Indemnity, New Jersey, the domiciliary state of North River and CF Insurance, New York, the domiciliary state of Seneca, and Arizona, the domiciliary state of CF Specialty and Seneca Specialty. In addition, the Company is subject to regulation by the insurance regulators of other states in which its insurance subsidiaries do business.
General
Crum & Forster’s insurance subsidiaries are subject to extensive regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, authority to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates and insurer solvency. Many states also regulate investment activities on the basis of quality, concentration by asset class and other quantitative criteria. Further, most states compel participation in, and regulate composition of, various shared market mechanisms. States have also enacted legislation that regulates insurance holding company systems, including acquisitions, dividends, terms of affiliate transactions and other related matters.
Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that may alter the risk exposures undertaken by the Company under its insurance policies and increase its liability thereunder. Examples of affected risk exposures are product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of business from adequately reflecting the level of risk assumed by the insurer for those classes and may also restrict the Company’s ability to exit unprofitable lines of business or reduce its writings in those lines. Such developments may result in adverse effects on the profitability of the Company.
In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverage, if permitted by applicable regulations, or the limitation or cessation of the affected business, which, in some cases, may be restricted by state law.
Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms used by the Company and other information be filed with each such state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such limitations have not had, and are not expected to have, a significant impact on the Company.
Possible Legislative and Regulatory Changes
Recently, the insurance industry has been subject to increased scrutiny by regulators and legislators. The National Association of Insurance Commissioners (“NAIC”) and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming a role in the regulation of the insurance industry. Although the federal government does not currently regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways.
In the wake of the hurricanes of 2005, an increased interest in the concept of state, regional and national approaches to catastrophes has developed. Various plans have been proposed that would: allow insurers to set aside reserves that would accumulate on a tax-deferred basis to pay for catastrophic losses; provide for state or regional catastrophe pools that would reinsure insurers doing business in that state or region; and provide for a federal program to reinsure state natural disaster programs. Management is currently not able to predict whether any legislation will be enacted nor can it predict the final form any such legislation may take. In addition, management is unable to predict the impact that any such legislation may have on the Company’s operations. The Company may be adversely affected by other regulatory initiatives or court rulings resulting from the 2005 hurricanes and/or addressing the lack of availability or pricing for insurance coverage in hurricane-exposed areas. For example, immediately following hurricanes in 2004 and 2005, certain states in which residents suffered damage issued emergency regulations imposing severe restrictions on canceling or non-renewing policies covering damaged properties. Following hurricane Katrina, the Louisiana Insurance Commissioner issued an emergency regulation prohibiting insurers from canceling policies due to non-payment of premiums for a specified duration. In 2007, the State of Florida, through its state-mandated insurance and reinsurance entities, is assuming much of the potential exposure associated with hurricanes from the private insurance market in return for which the private insurance market is required to pass on the savings to Florida homeowners in the form of reduced insurance rates. In conjunction with this initiative, Florida issued an emergency rule that, in addition to freezing residential property insurance rates as of January 25, 2007, prevents residential property insurers from making form filings that reduce coverage and from non-renewing or canceling policies through the 2007 hurricane season. While these legislative actions are largely targeted toward reducing rates and/or increasing coverage in the homeowners insurance market, the commercial insurance market in which the Company conducts business could be adversely affected directly, by assessments in the event government resources are insufficient to absorb the exposure, and indirectly, by increasing competitive pressures as insurers redirect capital. Also in response to the effects of the 2005 hurricanes, Congress is currently considering repeal of, or amendments to, the McCarran-Ferguson Act of 1945 (“McCarran-Ferguson”), the legislation which permits insurance companies to share claims data for rate-making purposes. Changes to McCarran-Ferguson could have far-reaching effects on the industry and its customers.
In past years, there have been federal legislative proposals that would have provided for funding of payments to persons claiming injury from asbestos by contributions to a trust from corporate defendants, insurers and existing bankruptcy trusts. At this time, management is unable to predict what asbestos-related legislation, if any, may be proposed in the future or the impact such legislation may have on the Company’s operations.
In 2006, the NAIC adopted revisions to its model audit rule that would apply certain of the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) to financial statements prepared under U.S. Statutory Accounting Principles (“SAP”). The revised rule becomes effective for financial statements for the period ended December 31, 2010. The revised rule will apply to the Company’s insurance subsidiaries that file financial statements in any state that has adopted the rule. Key topics addressed by the changes are: enhanced standards for auditor independence; requirements for independent directors on the audit committee and standards for when a director is considered independent; and requirements for a confidential report to regulators relating to internal controls over financial accounting, including disclosure of any unremediated material weaknesses in internal controls. The rule’s requirements relating to independent directors and internal controls may be met by demonstrating compliance with the corresponding provisions of SOX.
It is not possible to predict the outcome of any of the foregoing legislative, investigative or administrative activities or the potential effects thereof on the Company.
Recent Regulatory Examinations
Insurance companies are required to file detailed annual reports with state insurance regulators in each state in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.
The Delaware Insurance Department and New Jersey Department of Banking and Insurance completed their financial examinations of US Fire and CF Indemnity, and North River and CF Insurance, respectively, for the three-year period ended December 31, 2004. The regulators issued their final examination reports in June 2006 which contained minor recommendations and no financial adjustments.
The Delaware Department of Insurance conducted a baseline market conduct examination of the affairs and practices of US Fire and CF Indemnity. The examination consisted of two components: a review of the countrywide complaint patterns and an analysis of the management of various business areas through a review of the written procedures of the companies. The final reports of examination for US Fire and CF Indemnity were received on January 4, 2007 and contained no recommendations.
The California Insurance Department (“CID”) has completed the field portion of a market conduct examination, which focused on the advertising, marketing, underwriting, premium development, risk selection and rejection practices of US Fire and North River. The examination covered policies in effect during 2003. To date, the Company has not received a draft report from the CID.
Producer Compensation Investigations
Insurance broker and agent compensation arrangements and sales practices have in recent years been scrutinized by various state attorneys general, insurance departments and the U.S. Department of Labor. The New York State Attorney General and other state attorneys general and insurance commissioners have commenced investigations and other proceedings relating to compensation and bidding arrangements between producers and issuers of insurance products and unsuitable sales practices by producers on behalf of either the issuer or the purchaser. The practices currently under investigation include, among other things, allegations that so-called contingent commission arrangements may conflict with a broker’s duties to its customers and that certain brokers and insurers may have engaged in anti-competitive practices in connection with insurance premium quotes. The New York State Attorney General and other state attorneys general have entered into a number of settlement agreements with insurance brokers and insurers that require that the payment of contingent commissions be discontinued. These investigations and proceedings are expected to continue and new investigative proceedings may be commenced in the future. These investigations and proceedings could result in legal precedents, legislation and the emergence of new industry-wide practices for compensating insurance producers that could significantly affect the insurance industry and how it sells its insurance products.
For a discussion of various investigations by governmental authorities regarding certain insurance industry business practices, see “Risk Factors—Risks Relating to our Business—Certain business practices of the insurance industry have become the subject of investigations by government authorities and other parties and the subject of class action litigation” and “Business—Legal Proceedings—Insurance Industry Investigations”.

Regulation of Dividends and Other Payments from the Company’s Insurance Subsidiaries
Crum & Forster Holdings Corp. is a legal entity separate and distinct from its subsidiaries. As a holding company with no other business operations, Crum & Forster Holdings Corp.’s primary sources of cash to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments, such as management and other fees, from its insurance subsidiaries.
Crum & Forster Holdings Corp.’s insurance subsidiaries are subject to various state legal and regulatory restrictions, including regulatory restrictions imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, that limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and net income, as determined in accordance with SAP, which differ from generally accepted accounting principles (“GAAP”). Generally, dividends may be paid only out of earned surplus. In every case, the remaining surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.
Delaware laws provide that before a Delaware domiciled insurer may pay any dividend it must have given notice within five days following the declaration thereof and 10 days prior to the payment thereof to the state insurance commissioner. During this 10-day period, the commissioner may, by order, limit or disallow the payment of ordinary dividends if he or she finds the insurer to be presently or potentially in financial distress. At any time, under Delaware Insurance Regulations, the state insurance commissioner may issue an order disallowing or limiting the payment of dividends by an insurer if the commissioner determines that the insurer is presently or potentially financially distressed or troubled. Without the prior approval of the state insurance commissioner, a Delaware domiciled insurer may only pay cash dividends from its earned surplus. Earned surplus is defined as that amount equal to the unassigned funds of an insurer, as set forth in the most recent annual statement of the insurer submitted to the state insurance commissioner, including all or part of the surplus arising from unrealized capital gains or revaluation of assets. Additionally, a Delaware domiciled insurer may not pay any “extraordinary” dividend or distribution until (i) 30 days after the state insurance commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment, or (ii) the state insurance commissioner has approved the payment within the 30-day period. Under the Delaware Insurance Code, an “extraordinary” dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of 10% of an insurer’s policyholders’ surplus at December 31, next preceding or net income, not including realized capital gains, for the 12-month period ending December 31, next preceding.
New Jersey laws provide that before a New Jersey domiciled insurer may pay any dividend it must have given notice within 5 business days following the declaration thereof and 30 days prior to the payment thereof to the New Jersey Department of Banking and Insurance (NJDOBI). Additionally, approval must be obtained from the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of 10% of policyholders’ surplus at December 31, next preceding, or net income for the 12-month period ending December 31, next preceding. Except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means “unassigned funds (surplus)” as reported on the insurer’s annual statement at December 31 next preceding, less unrealized capital gains and revaluation of assets.
For 2007, US Fire had statutory “ordinary” dividend capacity (i.e., that which could be paid without prior regulatory approval) of $97.3 million, and this entire amount was paid to the Company in March 2007. For 2007, North River had statutory ordinary dividend capacity of $41.0 million and paid the Company a dividend of $40.9 million in May 2007. In March 2007 and May 2007, the Company paid dividends to Fairfax of $61.0 million and $30.0 million, respectively. At December 31, 2006, US Fire reported earned surplus of $292.4 million. At December 31, 2006, North River had earned surplus of $95.3 million. No assurance can be given that some or all the domiciliary states of the Company’s insurance subsidiaries will not adopt statutory provisions more restrictive than those currently in effect.
If insurance regulators determine that payment of a dividend or any other payment to an affiliate (such as payment under a tax-sharing agreement or payment for employee or other services) would, because of the financial condition of the paying insurance company, result in such insurance company being in a hazardous financial condition or otherwise be adverse to the interests of policyholders or creditors, the regulators may prohibit such payments that would otherwise be permitted without prior approval.
In addition, under the insurance holding company laws of the various states in which the Company’s insurance subsidiaries are incorporated, transactions between such insurance subsidiaries and their affiliates must be fair and reasonable. Such transactions generally must be disclosed to the state insurance regulators, and notice to and prior approval (or absence of disapproval) by the applicable state insurance regulator is required for specified kinds of transactions.

Capital Adequacy
In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus. Crum & Forster does not currently anticipate that any regulator would limit the amount of new business that its insurance subsidiaries may write given their current levels of statutory surplus.
In order to enhance the regulation of insurer solvency, the NAIC has risk-based capital (“RBC”) requirements for property and casualty insurance companies. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ receivable balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level (“ACL”) RBC amount.
The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the “Company Action Level”, requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the “Regulatory Action Level”, requires a company to submit a plan of corrective action and also allows the regulator to perform an examination of a company’s business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place a company under regulatory control, including rehabilitation or liquidation, if surplus falls below 100% of that amount. The final action level, the “Mandatory Control Level”, requires the insurance commissioner to place a company under regulatory control if surplus falls below 70% of the ACL amount.
Changes in the RBC formula on how specific underwriting risks or assets are designated for purposes of applying the formula could have disproportionate impacts on the Company relative to other insurers and could cause the Company to exit or reduce its writings in lines of business, or dispose of assets that management otherwise considers to be profitable, in order to maintain what management considers to be acceptable RBC levels. Based on the ACL RBC formula, at December 31, 2006, the capital of each of Crum & Forster’s insurance subsidiaries exceeded the Company Action Level, and, as a result, no regulatory or company action is required.
NAIC IRIS Ratios
In the 1970s, the NAIC developed a set of financial relationships or “tests” called the Insurance Regulatory Information System (“IRIS”) that was designed to facilitate early identification of companies that may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which, in turn, analyzes the data utilizing ratios covering 12 categories of financial data with defined “usual ranges” for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios.
In 2006 and 2005, the Company’s insurance subsidiaries met the majority of the IRIS ratio tests. In 2004, US Fire, CF Insurance, and CF Indemnity each had four of the IRIS ratios outside of the target ranges, one as a result of the increase in the current year loss and LAE ratio from the 2004 hurricanes (the ratio was just slightly outside the norm) and two as a result of reserve strengthening actions in 2004 and 2003. The last ratio, the investment yield ratio, was outside the normal range due, in part, to historically low yields available in the market. The Company received regulatory inquiries in 2004 and responded to such inquiries with the result that no further action was required.
Investment Regulation
Crum & Forster’s insurance subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. Either of these could result in the Company having to sell an asset when market conditions would not otherwise warrant a sale. At March 31, 2007, management believes the Company’s investments complied with such laws and regulations in all material respects.

Guaranty Funds
All 50 states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations which make assessments against member insurers to obtain funds to pay association covered claims after insurer insolvency occurs.
These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual direct premiums written by a member in that state. New York’s guaranty fund makes assessments prior to the occurrence of an insolvency. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers’ compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.
Property and casualty guaranty fund assessments incurred by Crum & Forster totaled $4.9 million, $4.6 million, and $8.4 million for 2006, 2005 and 2004, respectively. The Company’s policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, the Company’s ability to reasonably estimate the insolvent insurer’s liabilities or develop a meaningful range of the insolvent’s liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, management believes that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on the Company’s net income, financial position or liquidity.
Shared Markets
As a condition of their licenses to do business, Crum & Forster’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. These arrangements are in addition to the pooling arrangement among the Company’s subsidiaries discussed in “Corporate Structure”. The Company’s insurance subsidiaries’ participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of the insurance subsidiaries’ direct premiums written for the type of coverage written by the specific pooling mechanism in the applicable state.
Many states have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers’ compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund them. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.
Commercial automobile and workers’ compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverage are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure (“CAIP”), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policies and paying claims. For workers’ compensation, the pooling in each state is generally in the form of a reinsurance-type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements plans that exist in most states. The Company reported underwriting losses from participation in such mandatory pools and underwriting associations of $3.3 million, $7.3 million and $4 million in 2006, 2005, and 2004, respectively. The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, management does not expect future losses or assessments to have a material adverse effect on the Company’s net income, financial position or liquidity.

Insurance Regulation Concerning Change or Acquisition of Control
The insurance holding company laws and regulations in the respective domiciliary states of Crum & Forster’s insurance subsidiaries each contain similar provisions to the effect that the acquisition of “control” of a domestic insurer, or of any person that directly or indirectly controls a domestic insurer, cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control and possession of the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer, or of a person that controls a domestic insurer.
An entity or person seeking to acquire control, directly or indirectly, of a domestic insurance company, or of any person controlling a domestic insurance company, generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain states where the Company’s insurance subsidiaries conduct business require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer’s doing business in the state if certain conditions exist, such as undue market concentration.
Terrorism Risk Insurance Act of 2002
The Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Extension Act of 2005 (collectively “TRIA”), establishes a temporary program pursuant to which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program is applicable to substantially all commercial property and casualty lines of business but excludes commercial automobile, burglary and theft, surety, professional liability and farm owners multi-peril insurance. Participation by insurers writing such lines is mandatory. Insurers are required to make available coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts that may not differ materially from other policies. Federal participation will be triggered under TRIA when the Secretary of Treasury certifies an act of terrorism. Under the program, the federal government will pay 85% in 2007 of an insurer’s loss in excess of the insurer’s applicable deductible. The insurers deductible is based on a percentage of direct premiums earned in the preceding calendar year of the insurer for covered lines of commercial property and casualty insurance. The percentage is 20% for 2007. Based on Fairfax’s 2006 direct premiums earned of approximately $2.2 billion, the aggregate deductible of the Fairfax group will be approximately $440 million. In addition, the federal program will not pay any losses from a certified act of terrorism unless all such losses exceed $100 million. TRIA limits the federal government’s share of losses to $100 billion for a single program year.
After the enactment of TRIA, the Company developed specific underwriting and pricing guidelines for terrorism coverage. For certain classes of business, such as workers’ compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, policyholders may choose not to accept terrorism coverage. Based on experience through December 31, 2006, approximately 39% of policyholders in the Company’s property lines of business accepted terrorism coverage. Direct premiums written from terrorism coverage in 2006 were approximately $17 million.
In general, the Company’s 2006 reinsurance contracts provide coverage for domestic acts of terrorism. Certain casualty contracts have additional terrorism coverage for acts of terrorism certified under TRIA. In particular, the workers’ compensation contract has coverage up to $50 million and the umbrella contract has coverage equal to two times the coverage limit, up to a maximum of $40 million. None of the contracts covers acts of terrorism involving use of nuclear, biological or chemical agents.
The federal program expires on December 31, 2007. In the event TRIA is not extended or renewed or is extended with more significant modifications, terrorism coverage provided under the Company’s policies may change. Where permitted under state insurance regulations, the Company may utilize conditional terrorism exclusions, which will allow the cancellation or alteration of terrorism coverage and related premium rates should TRIA lapse or be modified. Where state insurance regulators disallow the exclusion of terrorism, such as in the case of workers’ compensation policies or in certain states where the use of conditional terrorism exclusions is not permitted, the Company’s exposure to losses from non-domestic terrorist acts may be increased.
While the provisions of TRIA and the purchase of terrorism coverage described above currently mitigate exposure in the event of a large-scale terrorist attack, the Company’s effective deductible is significant and the Company’s reinsurance coverage of terrorist acts is limited. In addition, if TRIA is not extended following 2007, the Company could be exposed to losses from terrorist acts for policies in which terrorism exclusions are not allowed by regulatory authorities. Further, exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from Crum & Forster’s policies and, regardless of the status of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverage or causes of loss. Accordingly, management continues to monitor carefully the Company’s concentrations of risk. For additional discussion on TRIA, see “— Catastrophe Management” and “Risk Factors—Risks Relating to our Business—Catastrophic events could cause unanticipated losses and reduce net income”.

MANAGEMENT
Directors and Executive Officers
The Company’s directors and executive officers are as follows:

Name	Age	Position

V. Prem Watsa	56	Chairman
Nikolas Antonopoulos	53	President and Chief Executive Officer
Mary Jane Robertson	53	Executive Vice President, Chief Financial Officer and Treasurer
Anthony F. Griffiths[1,2]	76	Director
Paul Murray[1,3]	75	Director
Robert J. Gunn[1]	61	Director
Bradley P. Martin	47	Director

[1] Audit committee and compensation committee member.

[2] Chairman of the compensation committee.

[3] Chairman of the audit committee.
V. Prem Watsa has served as the Company’s Chairman since March 7, 2002 and served as its Chief Executive Officer from May 20, 2003 to March 31, 2004. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax since 1985 and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa has served as Chairman of Odyssey Re Holdings Corp. (“Odyssey”) since March 2001.
Nikolas Antonopoulos has served as the Company’s President since March 7, 2002 and as its Chief Executive Officer since March 31, 2004. Mr. Antonopoulos served as the Company’s Chief Operating Officer from May 20, 2003 to September 29, 2004. Mr. Antonopoulos also served as President and a director of Crum & Forster’s principal insurance subsidiaries from February 16, 2000 until June 18, 2004 and became the Chief Executive Officer of such companies on April 2, 2004 and the Chairman of the Boards on June 18, 2004.
Mary Jane Robertson has served as the Company’s Executive Vice President and Chief Financial Officer since March 7, 2002 and as its Treasurer since May 20, 2003. Ms. Robertson has served as Executive Vice President, Treasurer and a director of the Company’s principal insurance subsidiaries since 1999.
Anthony F. Griffiths has served as a member of the Company’s board of directors since March 6, 2002. Since 1993, Mr. Griffiths has been an independent business consultant and corporate director. He is currently a director of Fairfax and several of its subsidiaries, including Odyssey. Mr. Griffiths is also a director of Alliance Atlantis Communications Inc., PreMD Inc., Jaguar Mining Inc., Vitran Corporation Inc., Novadaq Technologies Inc. and Russel Metals Inc. Mr. Griffiths is a director and serves on the audit committees of Fairfax and several of its subsidiaries, including Odyssey, and Alliance Atlantis Communications Inc. and Jaguar Mining Inc.
Paul Murray has served as a member of the Company’s board of directors since March 28, 2006. Mr. Murray is a chartered accountant and has been President of Pinesmoke Investments Ltd., an investment company in Toronto, Ontario, since 1985. From 1989 to 1998, Mr. Murray served as President and Secretary/Treasurer of Lockwood Manufacturing Inc. He is currently a director of Fairfax and the chairman of its audit committee.
Robert J. Gunn was elected to the Company’s board of directors, audit committee and compensation committee as of March 30, 2007. Mr. Gunn is currently an independent business consultant and corporate director. Since 2004 Mr. Gunn has been Vice Chairman of the board of directors and a member of the audit committee of Northbridge Financial Corporation. Mr. Gunn previously served as the Chief Executive Officer and Chief Operating Officer of Royal & Sun Alliance plc, in London, England, from 2002 to 2003 and 2001 to 2002, respectively. He also served as Group Director, Americas, of Royal & SunAlliance, from 1998-2001. From 1990 to 2001, Mr. Gunn held the positions of President and Chief Executive Officer at Royal & SunAlliance Canada. He is currently a director of BCX Split Corp., Energy Split Corp. Inc., Energy Split Corp. II Inc. and Western World Insurance Company.
Bradley P. Martin was elected to the Company’s board of directors as of March 30, 2007. Mr. Martin has served as the Chief Operating Officer of Fairfax since November, 2006 and as Vice President since June, 1998. Prior to 1998, Mr. Martin was a partner at the law firm of Torys LLP in Toronto. Mr. Martin currently serves as a member of the board of directors of Northbridge Financial Corporation and Odyssey Re Holdings Corp.

Key Employees of the Operating Companies
Joseph F. Braunstein has served as the President of the Company’s principal insurance subsidiaries since June 18, 2004. Mr. Braunstein joined Crum & Forster in 2000 as Senior Vice President and was elected an Executive Vice President in 2002.
Corporate Governance
Messrs. Griffiths, Murray and Gunn are independent as independence is defined in the listing standards of the New York Stock Exchange.
Audit Committee and Audit Committee Financial Expert
The Company’s board of directors has established an audit committee composed of Messrs. Murray, Griffiths and Gunn. The audit committee’s primary responsibilities include: engaging independent accountants; consulting with management on the hiring of the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing the Company’s systems of controls and policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts.
All of the members of the audit committee are independent within the meaning of the regulations of the Securities and Exchange Commission. In addition, the board of directors has determined that Mr. Griffiths, a member of the audit committee, is qualified as an audit committee financial expert within the meaning of the regulations of the Securities and Exchange Commission.
Compensation Committee
The Company’s board of directors has established a compensation committee comprised of Messrs. Griffiths, Murray and Gunn, all of whom are independent of the Company’s management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. The compensation committee’s primary responsibilities include administering, reviewing and making recommendations to the Company’s board of directors regarding compensation to the Company’s executive officers and ensuring that they meet corporate, financial and strategic objectives.
Compensation of Directors
Messrs. Griffiths, Murray, Gunn and Martin are compensated annually in the amount of $15,000, plus $750 per board meeting attended and their reasonable expenses of each attendance. In addition, Messrs. Griffiths, Murray and Gunn serve on Crum & Forster’s audit and compensation committees and receive $750 per committee meeting attended if held separately from a board meeting.

EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion And Analysis
Overview
Consistent with the corporate objective of the Company’s parent, Fairfax, the Company’s executive compensation programs are intended primarily to encourage and reward performance that contributes to long-term growth in book value of the Company. Since Fairfax manages our invested assets, the Company’s executive officers affect book value growth most directly through attainment of underwriting profitability objectives. Our compensation policies may also reward the achievement of non-financial corporate objectives and individual performance.
The Compensation Committee, in consultation with Fairfax, establishes the total compensation awarded to our named executive officers and the allocation of total compensation among the key elements based on the knowledge, experience and good judgment of its members with regard to competitive compensation levels and the performance of the Company. In general, the compensation arrangements approved by the Compensation Committee are discretionary as to individual and aggregate amounts awarded and are not subject to formulaic determination. The Compensation Committee has not engaged in any formal benchmarking processes nor has it relied on the advice of compensation consultants.
The compensation of our named executive officers is currently comprised of a fixed base salary together with welfare benefits generally available to Company employees, annual cash bonus, long-term cash bonuses and other benefits granted pursuant to employment contracts. Since the Company’s common stock is owned 100% by Fairfax and is not publicly traded, we do not offer Company stock-based incentives. In lieu of Company stock-based incentives, the Compensation Committee has awarded cash bonuses payable over specified periods including bonuses based on the book value of the Company. From time to time, the Company’s executive officers have also been granted restricted subordinate voting shares of Fairfax common stock. A description of each key element of the 2006 compensation as presented in the Summary Compensation Table, including elements not currently offered, follows.
Base Salary and Welfare Benefits
We pay our named executive officers competitive base salaries based on each individual’s level of responsibility, qualifications and experience. Each of our named executive officers is party to an employment contract that provides for base salary to be reviewed annually by the Chairman of the Board of Fairfax, with recommendations for a salary increase (base salary may not be decreased) to be made to the board of directors of Fairfax or a designated committee thereof. Base salaries of the named executive officers are generally not increased each year. In 2006, Mr. Antonopoulos earned a base salary of $850,000 that was increased to $1,000,000 effective January 1, 2007 in recognition of the attainment of financial objectives in 2005 and 2006. The base salaries of Ms. Robertson and Mr. Braunstein were $500,000 in 2006 and remain at that level in 2007.
In addition, our named executive officers are eligible to participate in welfare benefit plans that are generally available to all of our employees.
Annual Cash Bonus
Our compensation program provides short-term incentives to reward the named executive officers for their attainment of financial and other objectives on an annual basis. The employment agreements provide for annual cash bonuses, in amounts to be determined by the Board of Fairfax or of the Company or any other person or group designated by the Chairman of the Board of Fairfax. The practice is for our Compensation Committee to award cash bonuses in its sole discretion. Although performance goals, particularly underwriting results, are typically the primary consideration in determining bonuses, from time to time the Committee has used and will use other goals. For 2006, principally in recognition of achievement of better than planned underwriting results in the year, the Compensation Committee concluded that a cash bonus of $1,700,000 was appropriate for Mr. Antonopoulos and a cash bonus of $1,000,000 was appropriate for each of Ms. Robertson and Mr. Braunstein.
Long-Term Cash Bonuses
The Compensation Committee has granted long-term cash awards to recognize superior past performance, to motivate attainment of long-term goals and/or to attract and retain management talent.
•
In 2003, Fairfax approved the award of extraordinary supplemental cash bonuses payable over four years to recognize management’s contribution to the improved financial condition and prospects of the Company following the unprofitable results in the preceding years. See footnote six to the Summary Compensation Table for details of amounts awarded and payment terms. The final payment was made in 2006. This plan did not provide for awards beyond the initial grants.

•
In 2004, to encourage and reward long-term service and align the interests of the executive officers with the financial objectives of the Company and Fairfax, Fairfax approved the establishment of the Crum & Forster 2005 Long Term Incentive Plan (the “2005 LTIP”). In 2005, pursuant to the 2005 LTIP, Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein were awarded shares of phantom stock, the value of which is derived from the book value of the Company, in the amounts of 3,030, 1,520 and 1,520 shares, respectively. Their holdings have increased to 3,158, 1,584, and 1,584 shares, respectively, at December 31, 2006 as a result of reallocations of shares forfeited by other plan participants. The awards will vest on January 1, 2009, provided the executive is then employed by the Company or any of its subsidiaries, and are payable in a cash lump sum payment equal to the “per share value” as of the last day of the calendar quarter ending prior to or concurrent with the vesting date.

The “per share value” is the sum of the (a) quotient obtained by dividing (i) the book value of the Company, determined in accordance with Canadian GAAP, as reported to and accepted by Fairfax for purpose of preparing its consolidated accounting statements, less an adjustment for economic capital contributions received by the Company from an affiliate for which there was no adjustment to shares outstanding nor offsetting impact on book value, by (ii) the total “common stock equivalents,” and (b) the cumulative dividend equivalents (plus interest thereon) credited to a share of phantom stock subject to the award. A “common stock equivalent” means, on any date, the sum of (a) the number of shares of the common stock of the Company then outstanding multiplied by 10,000 and (b) 10,000 shares of phantom stock (maximum number of shares authorized at the time of plan’s adoption), as adjusted for changes of capitalization. For purposes of determining the Canadian GAAP book value of the Company as of any date, an adjustment will be made to reflect the full cost of unamortized accruals under the plan on an after-tax basis. The value of the shares as of December 31, 2006 was $4,559,344, $2,287,201 and $2,287,201, respectively. No further awards have been or will be made under the 2005 LTIP.

•
On January 1, 2007, the Company established the Crum & Forster 2007 Long Term Incentive Plan (“2007 LTIP”) pursuant to which bi-annual cash awards are made to senior management at the sole discretion of the Compensation Committee. The Compensation Committee bases its award decisions mainly on the Company’s underwriting performance in the two preceding years. The awards are payable in full on the fifth anniversary of the grant date, provided the recipient is then employed by the Company or any of its subsidiaries. Mr. Braunstein was awarded $2,500,000 as of January 1, 2007 that will become fully payable on January 1, 2012. In lieu of participating in the 2007 LTIP, Mr. Antonopoulos and Ms. Robertson are entitled to an additional cash bonus of $2,000,000 and $1,000,000, respectively, payable in three equal installments on January 1, 2007, January 1, 2008 and January 1, 2009.

Fairfax Restricted Stock
From time to time, the Company’s executive officers have also been granted restricted subordinate voting shares of Fairfax common stock in order to align the interests of the senior management, including the named executive officers, with that of the indirect parent corporation and to reward long-term service. Under the Fairfax Financial 1999 Restricted Share Plan (“Fairfax Restricted Share Plan”), Mr. Antonopoulos and Ms. Robertson were granted 2,336 and 2,800 shares of restricted stock, respectively, in 1999 and Mr. Braunstein was awarded 1,573 shares in 2000. These awards vested in 2006 for Mr. Antonopoulos and Ms. Robertson and in 2005 for Mr. Braunstein. In 2004, Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein received additional grants in the amounts of 2,664, 1,217 and 1,217 shares, respectively, which are scheduled to vest July 1, 2009. The market values of these awards were $528,804, $241,575 and $241,575, respectively, at December 31, 2006. These restricted stock awards were “time based.” In order for restricted stock to vest, the recipient is required to remain employed by the Company through the fifth anniversary of the grant date. There have been no grants of restricted stock since 2004.
Non-Qualified Deferred Compensation Plan
Our executive officers are eligible to participate in the Supplemental Individual Retirement Plan of United States Fire Insurance Company (the “SIRP”). The SIRP is a non-qualified and unfunded deferred compensation plan for highly compensated employees, including all the named executive officers. It allows such individuals to contribute and receive benefits in excess of those permissible under the Individual Retirement Plan of United States Fire Insurance Company (the “IRP”), the Company’s tax-qualified defined contribution 401(k) retirement plan, due to the limitations on contributions and benefits imposed under applicable federal tax and pension laws. For further details on the IRP and SIRP, see section “—Non-Qualified Deferred Compensation”.
Employment Contracts
The Company has entered into employment agreements with each of Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein that contain change in control and severance benefits, as well as tax gross-up benefits as described in the section “Tax Issues” below. These employment agreements are described in detail in the section “—Employment Agreements and Potential Payments Upon Termination or Change of Control—Employment Agreements”.
Tax Issues
As noted above, our named executive officers are entitled to change in control benefits which are intended to guarantee the officers that they need not be concerned with being subject to adverse economic consequences as a result of a change in control of the Company. To further reassure the named executive officers, each is entitled under both their employment agreements and the 2005 LTIP to a “tax gross-up payment” in the event that amounts or property payable to them on account of a change in control in respect of the Company subjects any of them to penalty taxes under Section 4999 of the Code in the event such amounts and property so payable are deemed “parachute payments” under Section 280G of the Code.
The Company is not a “publicly held company” within the meaning of Section 162(m) of the Code, and therefore the compensation program of the named executive officers does not include consideration of the tax deductibility issues that arise under Section 162(m).

Summary Compensation Table
The following table sets forth certain compensation information for the Company’s Chief Executive Officer, Chief Financial Officer and President of Crum & Forster’s principal insurance subsidiaries during the year ended December 31, 2006.

							Change in
							Pension Value
							And
						Non-Equity	Non-qualified
				Stock		Incentive	Deferred
Name and		Salary	Bonus[1]	Awards[2]	Option	Plan	Compensation	All Other
Principal Position	Year	($)	($)	($)	Awards[3]	Compensation[4]	Earnings[5]	Compensation[6]	Total

Nikolas Antonopoulos	2006	$850,000	$1,700,000	$108,113	$—	$—	$—	$1,780,607	$4,438,720
President & CEO

Mary Jane Robertson	2006	$500,000	$1,000,000	$67,102	$—	$—	$—	$1,128,208	$2,695,310
Executive Vice President, CFO & Treasurer

Joseph F. Braunstein	2006	$500,000	$1,000,000	$37,452	$—	$—	$—	$1,000,011	$2,537,463
President of Crum & Forster’s principal insurance subsidiaries

[1]	Annual cash bonuses were earned in 2006 and paid in January 2007.

[2]
The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the Fairfax Restricted Share Plan and thus include amounts from awards granted prior to 2006. Assumptions used in the calculation of these amounts are included in Note 10 to the Company’s audited consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

[3]	The Company does not have a stock option plan.

[4]	The Company did not maintain any non-equity incentive plans in 2006.

[5]	The Company does not maintain a defined benefit plan and there are no preferential earnings under a non-qualified deferred compensation plan.

[6]
Mr. Antonopoulos received $26,200 for lease of an automobile; $7,508 to reimburse him for the higher property tax to which he was subject as a result of his relocation from his primary residence; $1,276 for tax return preparation services; $5,950 in dividend payments on awards of restricted subordinate voting shares of Fairfax common stock; $7,200 annual premium payments for supplemental medical reimbursement policies; $13,200 in Company basic and matching contributions ($6,600 in basic and $6,600 in matching) under the IRP; and $37,627 in basic and matching contributions ($18,814 in basic and $18,813 in matching) under the SIRP.

Ms. Robertson received $23,045 for lease of an automobile; $12,182 to reimburse her for the higher property tax to which she was subject as a result of her relocation from her primary residence; $4,947 for tax return preparation services; $4,780 in dividend payments on awards of restricted subordinate voting shares of Fairfax common stock; $7,200 annual premium payments for supplemental medical reimbursement policies; $13,200 in Company basic and matching contributions ($6,600 in basic and $6,600 in matching) under the IRP; and $16,800 in basic and matching contributions ($8,400 in basic and $8,400 in matching) under the SIRP.

Mr. Braunstein received $30,484 for lease of an automobile; $23,314 to reimburse him for the higher property tax to which he was subject as a result of his relocation from his primary residence; $9,921 for club dues; $116,173 for relocation expenses reimbursement; $1,448 in dividend payments on awards of restricted subordinate voting shares of Fairfax common stock; $7,200 annual premium payments for supplemental medical reimbursement policies; $13,200 in Company basic and matching contributions ($6,600 in basic and $6,600 in matching) under the IRP; and $16,800 in basic and matching contributions ($8,400 in basic and $8,400 in matching) under the SIRP.

The amounts in this column also reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the 2005 LTIP and thus include amounts from awards granted in or prior to 2006. Assumptions used in the calculation of these amounts are included in Note 10 to the Company’s audited consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus. The amounts included are $1,275,396, $639,804 and $639,804, respectively, for each of Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein.

In addition, in 2003 the Company awarded an extraordinary supplemental bonus to each of Mr. Antonopoulos and Ms. Robertson in the amount of $3,250,000 and to Mr. Braunstein in the amount of $1,000,000 in recognition of each individual’s service and contribution to the Company in 1999 through 2002 (the “Extraordinary Bonus”). The Extraordinary Bonus vested 25% on each of July 1, 2003, July 1, 2004, July 1, 2005 and July 1, 2006 and was paid within 10 days of vesting. Mr. Braunstein was awarded an additional extraordinary supplemental bonus of $99,999 in 2004, which amount vested equally on July 1, 2004, July 1, 2005 and July 1, 2006. With regard to the Extraordinary Bonus, the amount in this column reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, which is $406,250, $406,250 and $141,667 for each of Mr. Antonopoulos, Ms. Robertson and Mr. Braunstein, respectively.

Grant of Plan-Based Awards
The Company does not grant equity or non-equity incentive plan-based awards.
Outstanding Equity Awards at Year-End

	Option Awards[1]				Stock Awards
			Equity				Equity
			Incentive				Incentive Plan
			Plan			Market	Awards:
			Awards:			Value of	Number of
	Number of	Number of	Number of		Number of	Shares or	Unearned	Equity Incentive Plan
	Securities	Securities	Securities		Shares or	Units of	Shares, Units	Awards: Market or
	Underlying	Underlying	Underlying		Units of	Stock	or Other	Payout Value of
	Unexercised	Unexercised	Unexercised		Stock That	That	Rights That	Unearned Shares,
	Options	Options	Unearned	Option	Have Not	Have Not	Have Not	Units or Other Rights
	(#)	(#)	Options	Exercise	Vested[2]	Vested[2]	Vested[3]	That Have Not Vested[3]
Name	Exercisable	Unexercisable	(#)	Price ($)	(#)	($)	(#)	($)

Nikolas Antonopoulos	—	—	—	—	2,664	$528,804	—	$—

Mary Jane Robertson	—	—	—	—	1,217	$241,575	—	$—

Joseph F. Braunstein	—	—	—	—	1,217	$241,575	—	$—

[1]	The Company does not have a stock option plan.

[2]
Restricted subordinate voting shares of Fairfax common stock granted under the Fairfax Restricted Share Plan with values based upon the closing price of Fairfax common stock on the New York Stock Exchange on December 29, 2006. These shares vest in full on July 1, 2009. No restricted subordinate voting shares of Fairfax common stock were awarded to the named executive officers under the Fairfax Restricted Share Plan in 2006.

[3]	The Company does not grant equity incentive plan awards.
Option Exercises and Stock Vested

	Option Awards[1]		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on Exercise	Exercise	Acquired on Vesting	Vesting[2]
Name	(#)	($)	(#)	($)

Nikolas Antonopoulos	—	—	2,336	$224,910

Mary Jane Robertson	—	—	2,800	$269,584

Joseph F. Braunstein	—	—	—	$—

[1]	The Company does not have a stock option plan.

[2]
The value realized on vesting is based upon the average of the high and low trading prices of Fairfax common stock on the New York Stock Exchange on June 30, 2006 and July 3, 2006, since the shares vested on July 1, 2006 which was a Saturday.

Pension Benefits
The Company does not maintain or participate in any plan offering pension benefits.

Non-Qualified Deferred Compensation
The employees of the Company may participate in the IRP, a tax-qualified defined contribution 401(k) retirement plan. Under the IRP, participating employees may contribute up to 20% of their compensation on a pre-tax basis into individual accounts under the plan. The Company matches an amount equal to 50% of the participant’s contributions, excluding contributions in excess of 6% of salaries. In addition, the Company makes a regular basic contribution at the end of the plan year equal to 3% of salaries for all employees on the last day of the plan year or who terminated their employment during the plan year due to retirement, death or disability. An additional basic contribution and/or an additional matching contribution can be made at the sole discretion of the Company. Pursuant to IRS rules, effective for 2006, the IRP limits the contributions that can be made to a participating employee’s plan account. The current maximum before tax contribution is $15,000 per year (or $20,000 per year for certain participants age 50 and over). In addition, no more than $220,000 of a participant’s annual compensation may be taken into account in computing benefits under the plan. The participant is allowed to specify how the contributions will be invested by selecting from a menu of investment fund options.
Certain highly compensated employees, including the named executive officers, whose benefits are limited under the IRP by the above-described IRS rules, are eligible to participate in the SIRP. The SIRP, a non-qualified deferred compensation plan, is intended to substantially mirror the provisions of the IRP. It permits employees to make pre-tax contributions up to 20% of base pay (less the amount already contributed under the IRP) without the imposition of any of the limits noted above. Likewise, the Company may make matching and basic contributions (less the matching and basic contributions already contributed under the IRP) without regard to such limitations.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contribution in	Contribution in	Earnings in	Withdrawals/	Balance at
Name	Last Year	Last Year[1]	Last Year	Distributions	Last Year-End

Nikolas Antonopoulos	$154,423	$37,627	$98,291	$—	$855,580

Mary Jane Robertson	$85,000	$16,800	$94,061	$—	$793,990

Joseph F. Braunstein	$35,000	$16,800	$1,550	$—	$60,927

[1]	Equals the amounts for each named executive officer reported as compensation to such named executive officer in the Summary Compensation Table in the “All Other Compensation” column.
Employment Agreements and Potential Payments upon Termination or Change in Control
Employment Agreements
Each named executive officer has an employment contract with Fairfax, the Company and Crum & Forster Holding Inc. (“Holding”), which contains the terms of his or her employment with the Company, Holding and their subsidiaries.
Nikolas Antonopoulos
Mr. Antonopoulos serves as the President and Chief Executive Officer of the Company pursuant to an employment agreement originally effective as of January 1, 2003, as amended effective January 1, 2005. Under the agreement, Mr. Antonopoulos also serves as the Chairman of the Board and Chief Executive Officer of Holding and the Chairman of the Board and Chief Executive Officer of the Company’s insurance subsidiaries, excluding Seneca and its subsidiaries. The agreement provides for an initial two-year term with automatic one-day extensions thereafter, such that the employment period at any time is two years unless notice is given by either Mr. Antonopoulos or Holding stating that the term will not be extended. Mr. Antonopoulos’ annual base salary will be reviewed by the board of directors of Fairfax within a 90-day period following January 1st of each year that the agreement remains in effect (his salary cannot be decreased). Mr. Antonopoulos may also receive an annual cash bonus awarded solely at the discretion of Fairfax or the Company. Mr. Antonopoulos is also entitled to participate in the 2005 LTIP and to reimbursement of reasonable business expenses, a club membership, an automobile, personal financial planning and property tax equalization, as well as indemnification for any and all taxes which may become payable by Mr. Antonopoulos for any payment that is determined to be an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Antonopoulos is subject to a post-termination non-solicitation covenant for one year following employment termination and to a perpetual confidentiality covenant.

Mary Jane Robertson
Ms. Robertson serves as the Executive Vice President, Chief Financial Officer and Treasurer of the Company, Holding and its insurance subsidiaries, other than CF Specialty, for which she serves as the President, and excluding Seneca and its subsidiaries, pursuant to an employment agreement originally effective as of January 1, 2003, as amended effective January 1, 2005. With the exception of the job responsibilities and the initial compensation amounts contained therein, Ms. Robertson’s employment agreement is substantially the same as Mr. Antonopoulos’ agreement described above.
Pursuant to the term sheet to which Fairfax, Holding and Ms. Robertson agreed upon her employment in 1999, Fairfax provided Ms. Robertson with a $400,000 interest-free mortgage loan upon her purchase of a primary residence in New Jersey in 2001. The loan remains outstanding and will be repaid upon the sale of the mortgaged property.
Joseph F. Braunstein
Mr. Braunstein serves as President of the Company’s insurance subsidiaries, excluding CF Specialty, CF Indemnity and Seneca and its subsidiaries, pursuant to an employment agreement effective as of January 1, 2005, as amended effective April 14, 2006, which terminated his prior employment agreement. With the exception of the job responsibilities and the initial compensation amounts contained therein, Mr. Braunstein’s employment agreement is substantially the same as Mr. Antonopoulos’ agreement described above.
Potential Payments upon Termination or Change in Control
The employment contracts described above and certain of the Company’s other plans require the Company to provide compensation to the named executive officers under various terminations of employment or change in control scenarios. The amount of compensation payable or the value of the benefits provided to each named executive officer in each such scenario is listed in the tables that follow the summaries of the various agreements and plans. The amounts listed are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, as such amounts would only be known at the time that they become payable. The tables assume the applicable scenarios occurred at December 31, 2006.
Payments Upon Any Termination
Regardless of the manner in which a named executive officer terminates employment, he or she is entitled to receive the following amounts:
•	accrued but unpaid base salary through the termination date;

•	balance of any annual or long-term cash bonus payable but unpaid as of the termination date;

•	lump sum payment of paid time off accrued but unused as of the termination date; and

•	other benefits accrued or payable as of the termination date in accordance with applicable plans, programs and arrangements.
Payments Upon Termination Without Cause or Good Reason
In the event of termination by Fairfax, the Company or Holding, without cause or by the executive for good reason, he or she is entitled to receive the following additional amounts:
•	salary continuation for 36 months, payable in accordance with Company practices;

•	bonus payment, payable each January for 36 months from the termination date, in an amount equal to the executive’s base salary as of the termination date;

•	full vesting of any unvested awards under the Fairfax Restricted Share Plan and the 2005 LTIP;

•
continuation of life insurance and other death benefits, health and medical benefits and long-term disability benefits substantially similar to benefits provided prior to termination on the same terms as prior to termination, for 36 months after termination, but not beyond the date the executive first becomes eligible to be covered under a subsequent employer’s plan; and

•
placement services at no cost to the executive through a nationally recognized executive placement firm for 12 months after the termination date, but not beyond the date the executive begins subsequent full time employment.

“Cause” is defined in the employment agreements as: (a) the willful and continued failure of the executive, after written notice, to substantially perform his or her duties on behalf of Fairfax, the Company or Holding or their affiliates, other than any failure resulting from incapacity due to physical or mental illness or death; (b) the willful engagement of the executive in gross misconduct materially and demonstrably injurious to Fairfax, the Company, Holding or their affiliates; (c) conviction of any felony involving dishonesty or breach of trust under the laws of the U.S. or any other jurisdiction, the laws of which may apply; (d) willful failure to perform specific written directives of the Board of Directors or Chairman of the Company which directives are consistent with the scope and nature of the executive’s existing duties; and (e) formal directive to remove the executive as an officer of the Company, Holding or any of their affiliates by any insurance regulatory authority governing the Company, Holding or their affiliates.
“Good Reason” is defined in the employment agreements as: (a) the assignment of executive of any duties, responsibilities or status that, when compared to executive’s previous duties, responsibilities or status are degrading or materially inconsistent with executive’s qualifications, including ceasing to be and have functions and responsibilities of his or her positions under the agreement; (b) any diminution of executive’s duties or responsibilities or loss of title resulting from a corporate restructuring or a reorganization of operations with the Company or the subsidiaries if following such event the responsibilities, authorities and status of the executive, viewed in the aggregate, are materially diminished; (c) relocation of the principal office beyond a 30 mile radius of Morristown, New Jersey, without executive’s written consent; (d) any material breach by Fairfax, the Company, Holding or their affiliates of any written agreement, including the employment agreement, if not cured within 20 days of written notice of the breach; (e) any failure to obtain an assumption of any obligations under the agreement by any successor or assign of Fairfax, the Company, Holding or their affiliates; or (f) a change in control defined as a transaction (or series of transactions) as a result of which Fairfax fails to own at least 50.1% of the voting control of the Company or the disposition of substantially all the assets of the Company to an unaffiliated entity.
Termination Due to Death or Disability
In the event of termination due to death or disability, he or she is entitled to receive the following additional amounts:
•	lump sum payment equal to 6 months’ base salary;

•
in the case of disability, continuation of life insurance and other death benefits, health and medical benefits and long-term disability benefits substantially similar to the benefits provided prior to disability on the same terms as prior to disability, for the shorter of the duration of disability or the maximum period of coverage allowed under the long-term disability plan of the Company or its subsidiaries; and

•	pro-rated cash bonus due for the year of termination, payable at the same time as other bonuses for that year.
“Disability” has the same meaning as under the current United States Fire Insurance Company Long Term Disability Plan.
Other Benefit Plans
Under the Fairfax Restricted Share Plan, the awards of restricted shares due to vest on July 1, 2009 shall vest immediately upon death, disability (defined as the inability to fulfill employment obligations by reason of any medically determinable physical or mental impairment lasting, or in the determination of the committee of the Board overseeing the plan, likely to last continuously for at least 26 weeks in any 12 month period) or the participant’s reaching retirement age (defined as the normal retirement age for its employees, generally age 65).
Under the 2005 LTIP, each of the named executive officers has received an award of shares of phantom stock to vest on January 1, 2009, payable in a cash lump sum equal to the per share value (based on the book value of the Company) as of the last day of the calendar quarter ended prior to or concurrent with the vesting date multiplied by the number of shares of phantom stock subject to the award. Notwithstanding the foregoing, each such award shall vest immediately upon death, disability, retirement (defined as any termination deemed a retirement by the Board of Directors or the Compensation Committee), termination by the executive for good reason, termination by the Company or any subsidiary without cause, or a change in control. In the event that a payment upon a change in control is determined to be a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the executive is entitled to “gross-up payments” for all taxes due on account of the parachute payment.
Change in Control Payments
A change in control is grounds for termination by the executive for good reason under the employment contracts and results in acceleration in the vesting of awards under the Fairfax Restricted Share Plan and the 2005 LTIP. A change in control in the absence of termination by the executive for good reason does not result in any other payments; however, under both the employment agreements and the 2005 LTIP, the named executive officers are entitled to tax gross-up payments in the event that any taxes become payable under the “parachute payment” rules of Section 280G of the Code.

Payment Scenario Tables
The following tables show the potential payments in connection with a variety of scenarios for employment termination or a change in control of the Company for the named executive officers. Each scenario is assumed to take place on December 31, 2006.
Nikolas Antonopoulos

	Resignation			Termination
	or			Without Cause /
	Termination		Death or	For Good	Change in
Executive Benefit or Payment upon	for Cause	Retirement	Disability	Reason[4]	Control[4]
Termination or Change in Control	($)	($)	($)	($)	($)

Compensation[1]
Salary Continuation	$—	$—	$425,000	$2,550,000	$—
Bonus Continuation	$—	$—	$1,700,000	$2,550,000	$—

Deferred Bonus Plans
Fairfax Restricted Share Plan[2]	$—	$528,804	$528,804	$528,804	$528,804
2005 LTIP[3]	$—	$4,559,344	$4,559,344	$4,559,344	$4,559,344

Tax Gross Up/Indemnification[1]	$—	$—	$—	$—	$—

Benefits/Perquisites[1]
Medical	$—	$—	$178,108	$47,850	$—
Life Insurance	$—	$—	$10,575	$2,700	$—
Placement Services	$—	$—	$—	$433,500	$—

[1]
Pursuant to employment agreement. Medical benefit payments are assumed to continue to 65th birthday of executive. Placement services are assumed at 17% of most recent annual base salary and cash bonus. Benefits/perquisites are not payable upon death.

[2]	Pursuant to the Fairfax Restricted Share Plan. Refer to “—Outstanding Equity Awards at Year-End” regarding valuation as of December 31, 2006.

[3]	Pursuant to the 2005 LTIP. Refer to “—Compensation Discussion and Analysis—Long-Term Cash Bonuses” regarding valuation as of December 31, 2006.

[4]	See section “—Change in Control Payments—”. As noted therein, a change in control is grounds for termination by the executive for good reason.
Mary Jane Robertson

	Resignation			Termination
	or			Without Cause /
	Termination		Death or	For Good	Change in
Executive Benefit or Payment upon	for Cause	Retirement	Disability	Reason[4]	Control[4]
Termination or Change in Control	($)	($)	($)	($)	($)

Compensation[1]
Salary Continuation	$—	$—	$250,000	$1,500,000	$—
Bonus Continuation	$—	$—	$1,000,000	$1,500,000	$—

Deferred Bonus Plans
Fairfax Restricted Share Plan[2]	$—	$241,575	$241,575	$241,575	$241,575
2005 LTIP[3]	$—	$2,287,201	$2,287,201	$2,287,201	$2,287,201

Tax Gross Up/Indemnification[1]	$—	$—	$—	$—	$—

Benefits/Perquisites[1]
Medical	$—	$—	$178,108	$47,850	$—
Life Insurance	$—	$—	$10,725	$2,700	$—
Placement Services	$—	$—	$—	$255,000	$—

[1]
Pursuant to employment agreement. Medical benefit payments are assumed to continue to 65th birthday of executive. Placement services are assumed at 17% of most recent annual base salary and cash bonus. Benefits/perquisites are not payable upon death.

[2]	Pursuant to the Fairfax Restricted Share Plan. Refer to “—Outstanding Equity Awards at Year-End” regarding valuation as of December 31, 2006.

[3]	Pursuant to the 2005 LTIP. Refer to “—Compensation Discussion and Analysis—Long-Term Cash Bonuses” regarding valuation as of December 31, 2006.

[4]	See section “—Change in Control Payments—”. As noted therein, a change in control is grounds for termination by the executive for good reason.

Joseph F. Braunstein

				Termination
	Resignation or			Without Cause /
	Termination		Death or	For Good	Change in
Executive Benefit or Payment upon	for Cause	Retirement	Disability	Reason[4]	Control[4]
Termination or Change in Control	($)	($)	($)	($)	($)

Compensation[1]
Salary Continuation	$—	$—	$250,000	$1,500,000	$—
Bonus Continuation	$—	$—	$1,000,000	$1,500,000	$—

Deferred Bonus Plans
Fairfax Restricted Share Plan[2]	$—	$241,575	$241,575	$241,575	$241,575
2005 LTIP[3]	$—	$2,287,201	$2,287,201	$2,287,201	$2,287,201

Tax Gross Up/Indemnification[1]	$—	$—	$—	$—	$—

Benefits/Perquisites[1]
Medical	$—	$—	$220,966	$59,364	$—
Life Insurance	$—	$—	$10,050	$2,700	$—
Placement Services	$—	$—	$—	$255,000	$—

[1]
Pursuant to employment agreement. Medical benefit payments are assumed to continue to 65th birthday of executive. Placement services are assumed at 17% of most recent annual base salary and cash bonus. Benefits/perquisites are not payable upon death.

[2]	Pursuant to the Fairfax Restricted Share Plan. Refer to “—Outstanding Equity Awards at Year-End” regarding valuation as of December 31, 2006.

[3]	Pursuant to the 2005 LTIP. Refer to “—Compensation Discussion and Analysis—Long-Term Cash Bonuses” regarding valuation as of December 31, 2006.

[4]	See section “—Change in Control Payments—”. As noted therein, a change in control is grounds for termination by the executive for good reason.
Director Compensation
For the year ended December 31, 2006, members of the Company’s board were entitled to receive an annual cash retainer of $15,000 and an attendance fee for board meetings of $750 per meeting. Directors who serve on the Company’s audit committee and compensation committee receive $750 per committee meeting attended if held separately from the board meeting.
The following table sets forth director compensation information for the year ended December 31, 2006.

					Change in
					Pension Value
					and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
Name	in Cash	Awards[1]	Awards[1]	Compensation[1]	Earnings[1]	Compensation[2]	Total

V. Prem Watsa[3]	$—	—	—	—	—	$—	$—
			—	—	—
Frank B. Bennett[4]	$21,750	—	—	—	—	$—	$21,750
		—	—	—	—
Anthony F. Griffiths	$21,750	—	—	—	—	$—	$21,750
		—	—	—	—
Paul Murray[5]	$15,750	—	—	—	—	$—	$15,750
		—	—	—	—
Robbert Hartog[5]	$4,500	—	—	—	—	$—	$4,500

[1]	The Company has not awarded stock awards, option awards, non-equity incentive plan compensation, pension or nonqualified deferred compensation to any directors.

[2]	Directors are compensated for their reasonable expenses of attendance at board and committee meetings. Such expenses did not exceed $10,000 for any director.

[3]	Mr. Watsa does not receive compensation for his service as a director.

[4]	Mr. Bennett retired as a director of the Company, chairman of its audit committee and a member of the compensation committee effective March 30, 2007.

[5]	Mr. Hartog retired as a director of the Company and chairman of its audit committee effective March 28, 2006. Mr. Murray was elected to replace him on the board of directors.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS
Investment Agreements
Crum & Forster Holdings Corp. and each of Crum & Forster’s insurance subsidiaries have entered into investment agreements with Hamblin Watsa and Fairfax. The investment agreements provide for an annual base fee of .3% of the total assets managed, with certain exclusions, and additional incentive fees based on performance relative to appropriate benchmarks. The maximum annual investment management fees payable in cash in any one year is limited to .4% for the Company’s insurance subsidiaries (provided that any fees exceeding this threshold may be carried forward). There is no similar provision for Crum & Forster Holdings Corp. In addition, the investment agreements provide that, subject to certain restrictions and regulatory requirements, Hamblin Watsa may sell securities between Crum & Forster affiliates. These investment agreements may be terminated by any party on 30 days’ written notice. For the years ended December 31, 2006, 2005 and 2004, total fees of $17.5 million, $13.9 million and $7.6 million, respectively, were incurred for services under these agreements.
Investment in and Transactions with Affiliates
On March 15, 2007, the Company sold its 1.1% ownership interest in Odyssey, an affiliated equity method investee, to TIG, a Fairfax affiliate, for proceeds of $30.2 million and a realized investment gain of $8.3 million. The transaction was completed at fair market value.
In December 2006, the Company acquired from TIG approximately 42 million additional units of a special purpose trust which contains U.S. Treasury strips and corporate fixed income securities for cash consideration of $63.6 million. The Company owned approximately 46.5% of this special purpose trust at December 31, 2006.
In September 2005, the Company completed the sale, to Fairfax affiliates, of 271,000 shares of common stock of a publicly traded pharmaceutical company at the prevailing market price of $27.50 per share. The Company received net proceeds of $7.4 million from the transaction, resulting in a pre-tax realized loss of $2.6 million.
In December 2004, the Company sold corporate fixed income securities with a face value of $62.5 million to various affiliates of Fairfax. The bonds were sold at fair market value ($52.3 million in the aggregate) and the Company realized a gain on these transactions of $12.1 million.
Reinsurance Agreements
Premiums ceded and assumed between the Company and its affiliates for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Years Ended December 31,
(dollars in millions)	2006		2005		2004
	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed
Fairmont[1]	$—	$134.3	$—	$—	$—	$—
nSpire	35.5	—	44.3	—	43.8	—
Subsidiaries of Odyssey	2.9	—	8.9	—	7.2	—
Wentworth	1.5	—	—	—	—	—
Markel	1.2	—	—	—	—	—
Lombard	—	0.1	—	0.3	—	$0.8
Syndicate 780	0.8	—	—	—	—	—

	$41.9	$134.4	$53.2	$0.3	$51.0	$0.8

[1]	Premiums assumed are in respect of the Fairmont business. For further details see “Business—Overview” and Note 1 to the audited consolidated financial statements included elsewhere in this prospectus.
In the normal course of business, the Company has entered into numerous reinsurance agreements in which affiliates of Fairfax participate as reinsurers or cedants. Under these arrangements, the affiliates participate as reinsurers in various layers of risk across most of the Company’s lines of business. The Company has assumed risk from Fairmont and other affiliates. The majority of these agreements may be terminated on 90 days’ notice or less. Other than the following, participation by affiliates of the Company in each agreement is limited to 20% or less of the total reinsurance purchased under the agreement:

•
Under an agreement effective March 1, 2006 which provides reinsurance for the Company’s property business, including inland marine, boiler and machinery and commercial multi-peril, nSpire has a 100% participation on a $5 million in excess of the retention of $5 million per insured cover. The ceding commission is 30%.

•
Under an agreement effective June 1, 2005, which provides reinsurance for the Company’s management protection business, including directors’ and officers’ liability and employment practices liability, nSpire has a 100% participation in the Company’s excess of loss reinsurance. This contract provides coverage of up to $8 million in excess of the Company’s retention of $2 million for new and renewal primary policies. nSpire also has a 100% participation in the Company’s variable quota share reinsurance treaty for excess policies under which nSpire assumes 60% of policy limits up to $5 million and 80% of policies from $5 million to $10 million. The ceding commission is 27.5% under both treaties.

•
Under agreements effective May 1, 2003, which provide reinsurance for the Company’s surety bond business, nSpire has a 100% participation in the Company’s excess of loss reinsurance (subject to a 10% co-participation by the Company), which provides up to $7.5 million of coverage in excess of the retention of $7.5 million per principal and has a 100% participation on the per bond variable quota share reinsurance. The ceding commission rate under the variable quota share is 42.5% and the percent ceded varies from 20% to 77.5%, depending on the bond penalty.

•
In a number of reinsurance treaties that provide coverage for Seneca’s catastrophe reinsurance program, directors’ and officers’ liability, employment practices, boiler and machinery, environmental and technology errors and omissions business for various periods from 1997 to the present, Odyssey participates in varying percentages up to 40% of the total coverage.

•
Under an agreement effective June 1, 2006, which provides reinsurance for the Company’s fidelity business, Wentworth has a 30% share of the quota share agreement up to $5 million. In addition, Wentworth has a 30% share of the excess of loss agreement with limits of $15 million in excess of $5 million. The ceding commission is 27.5% under both treaties.

•
Effective January 1, 2006, the Company, in connection with its assumption of the Fairmont business, entered into a reinsurance agreement with Markel under which the Company has agreed to provide commercial auto coverage to U.S. or Canadian domiciled companies for which Markel has written the Canadian auto coverage business, and to cede 100% of the coverage provided by the Company to Markel.

•
Under an agreement effective January 1, 2001, the Company entered into a reinsurance agreement with Lombard under which the Company has agreed to reinsure 100% of the surety business of Lombard written by the Company. The agreement provides for a 10% ceding commission. This is a continuous-term agreement that can be cancelled by either party with 60 days’ prior written notice.

Claims Services and Management Agreements
Under an agreement effective July 1, 2000, the Company appointed RiverStone, a wholly-owned subsidiary of Fairfax, as its claims manager to handle asbestos, environmental, other latent and construction defects claims, referred to RiverStone by US Fire within the full policy limits and to recommend the amount of loss reserves to be established for each claim. In each of the years 2006, 2005 and 2004, the Company paid fees of $3.6 million to RiverStone in connection with this agreement. During 2006, RiverStone and the Company decided to terminate their arrangement, effective December 31, 2006. The Company established a specialized unit for managing these claims and all open matters were transferred to the new unit by year-end. In 2006, additional expenses of $0.4 million were incurred for claim file legal expense reviews related to the transitioning of files. The Company also engages RiverStone on a contingent basis to assist in reinsurance commutation negotiations. The fees for such services were $0.1 million, $0.1 million and $0.0 million in 2006, 2005 and 2004.
Information Technology Services Agreement
Under an agreement effective September 1, 2001, US Fire obtains certain information technology services, including production and operations support and systems development, on a non-exclusive basis from Fairfax Information Technology Services, Inc. (“FITS”), a wholly-owned subsidiary of Fairfax. Payments for these services, including billings subcontracted by FITS to other vendors, for the years ended December 31, 2006, 2005 and 2004 were $33.1 million, $23.0 million and $26.4 million, respectively. The 2006 increase primarily reflects additional services performed by FITS that were previously purchased from an unaffiliated vendor, as well as additional services in support of the Fairmont business. Of such fees, $29.1 million, $19.3 million and $21.0 million were charged directly to expense for 2006, 2005 and 2004, respectively. The remaining $4.0 million, $3.7 million and $5.4 million were software license fees capitalized in 2006, 2005 and 2004, respectively. The Company amortizes such fees over the estimated useful life of the software beginning on the date the software is placed in service. In 2006, 2005 and 2004, software license amortization of $3.3 million, $2.0 million and $2.6 million, respectively, was charged to operations, and $19.0 million and $18.0 million was included in other assets for the years ended December 31, 2006 and 2005, respectively.

Fairfax Insurance Coverage
On behalf of the Company and its subsidiaries, Fairfax has purchased an insurance policy from a number of insurance companies rated A– or better by A.M. Best covering comprehensive crime, insurance companies’ professional liability, directors’ and officers’ liability and company reimbursement, employment practices liability, fiduciary liability and special accident insurance. Additionally, Fairfax has purchased added individual directors’ and officers’ liability insurance protection. The Company’s share of the premiums paid in 2006, 2005 and 2004 for this coverage was $1.5 million, $1.4 million and $1.4 million, respectively.
Tax Sharing Agreements
The Company participates in tax sharing agreements that provide for the inclusion of the Company in the consolidated federal income tax returns of Fairfax Inc. (the “Fairfax Group”), as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Subject to the tax sharing agreements discussed in this paragraph, every member of the Fairfax Group is severally liable for the federal income tax liabilities of the Fairfax Group, and may be liable under similar rules for state income or franchise taxes of the entire group. Under the tax sharing agreements, Crum & Forster and its insurance subsidiaries make payments to Fairfax Inc. equal to the amounts of federal income taxes that each company would pay, subject to some adjustments, if they each had filed their own separate federal income tax returns, and their shares of any state income or franchise taxes. Although the Company does not currently offset its losses (including amounts arising from interest expense on its senior notes) or losses of one of its subsidiaries against income of another in computing the federal income tax payments to Fairfax Inc. under the tax sharing agreements, during 2005, Fairfax Inc. and the Company reaffirmed, in writing, the Company’s interpretation of the agreements that all tax elections, including the election to file a consolidated tax return, are available to the Company. Furthermore, Fairfax Inc. confirmed its commitment to stand in the place of the tax authority for purposes of determining federal income tax payments, including the requirement to honor all valid tax elections.
Under these tax sharing agreements, Fairfax Inc. is responsible for filing and paying taxes with respect to all consolidated or combined returns which include Fairfax Inc., Crum & Forster and its subsidiaries. Fairfax Inc. and the other members of the Fairfax Group are solely responsible, and are obligated to indemnify and hold the Company harmless, for any taxes that are attributable to Fairfax Inc. and such other members of the Fairfax Group.
Borrowing from Fairfax
In 2003, the Company entered into a non-interest bearing subordinated stand-by credit facility note with Fairfax whereby Fairfax will make available to Crum & Forster up to $40 million, which the Company may borrow from time to time and only so long as necessary to meet corporate obligations. Amounts borrowed under the Note to Fairfax are due in 2018 but may be paid back early without penalty, provided that such payment is permitted under the indentures governing the Company’s outstanding debt securities. The Company’s obligations under the credit facility note to Fairfax are subordinated to the Company’s senior indebtedness. Amounts borrowed under the credit facility note do not bear interest. There have been no borrowings under this agreement since its inception in 2003.
Other Agreements
The Company receives income from subleases of office space to Fairfax affiliates. Sublease income received from affiliates in 2006, 2005 and 2004 amounted to $0.2 million, $0.5 million and $0.4 million, respectively.
Under an agreement effective January 1, 2006, US Fire provides underwriting, administration, financial and claims services for the business of Fairmont Premier Insurance Company, Fairmont Specialty Insurance Company and Fairmont Insurance Company, affiliates of Fairfax. The fees billed for such services were $13.0 million in 2006.
FITS entered into an agreement with the Company effective January 1, 2001 pursuant to which FITS is provided certain management and general services by the Company. Under this agreement, the Company billed $0.1 million, $0.1 million and $0.0 million for the years ended December 31, 2006, 2005 and 2004.
The Company receives loss adjustment services from Cunningham Lindsey U.S., Inc., an affiliate of Fairfax. Expenses incurred for these services were $0.2 million, $0.0 million and $0.1 million for the years ended December 31, 2006, 2005 and 2004.

DESCRIPTION OF OTHER INDEBTEDNESS
2013 Notes
In 2003, the Company issued $300.0 million aggregate principal amount of our 2013 Notes in a private placement. The 2013 Notes, which bear interest payable semi-annually at 10 3/8%, mature on June 15, 2013.
After June 15, 2008, we may redeem the 2013 Notes at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below:

2008	105.188%
2009	103.458%
2010	101.729%
2011 and after	100.000%
In addition, the Company must pay accrued and unpaid interest to the date of redemption on the Notes redeemed.
In May 2007, we consummated a cash tender offer pursuant to which we purchased and cancelled approximately $295.7 million of our 2013 Notes. In conjunction with the tender offer, we adopted amendments to the indenture under which the 2013 Notes were issued that eliminated substantially all restrictive covenants and certain event of default provisions.
Fairfax Note
Concurrent with the issuance of the 2013 Notes, we entered into a non-interest bearing standby credit agreement, subordinate to the 2013 Notes and the notes, whereby Fairfax agreed, under certain conditions, to lend up to $40.0 million to Crum & Forster in order to meet certain corporate obligations. Borrowings under this agreement, if any, are due in June 2018. Through December 31, 2006, there have been no borrowings under this agreement.

DESCRIPTION OF THE NOTES
General
For purposes of this section, references to the “Company” are references to Crum & Forster Holdings Corp. only, and not to any of its Subsidiaries. The Company issued the old notes and will issue the new notes under an indenture (the “Indenture”) between the Company and The Bank of New York, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions ”.
The Company will issue the new notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as Paying Agent and Registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the notes (the “Holders”). The Company will pay principal (and premium, if any) on the notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. Any old notes that remain outstanding after the completion of the exchange offer, together with the new notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.
Principal, Maturity and Interest
The notes will mature on May 1, 2017. Interest on the notes will accrue at the rate of 7 3/4% per annum and will be payable semiannually in cash on each May 1 and November 1, commencing on November 1, 2007, to the persons who are registered Holders at the close of business on the April 15 and October 15 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
The Company may from time to time without notice to, or the consent of, any Holder, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes, or except for the first payment of interest following the issue date of such additional notes) so that the additional notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes.
The notes will not be guaranteed by any of the Company’s Subsidiaries. The notes will not be entitled to the benefit of any mandatory sinking fund.
The Company will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue payments of the principal, purchase price and redemption price of the notes from time to time on demand at the rate then borne by the notes; and will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue installments of interest and additional interest, if any, (without regard to any applicable grace periods) on the notes from time to time on demand at the same rate to the extent lawful.
Ranking and Security
The notes will be the Company’s unsecured senior obligations and will:
•	rank senior in right of payment to all of the Company’s existing and future subordinated indebtedness;

•	rank equally in right of payment with all of the Company’s existing and future unsecured senior indebtedness;

•	be effectively subordinated in right of payment to all of the Company’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness; and

•
be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of the Company’s subsidiaries, including claims under insurance policies written by its subsidiaries.

As of March 31, 2007, on a pro forma basis after giving effect to the issuance of the old notes and the consummation of the Tender Offer, the notes would have ranked effectively junior to approximately $5.0 billion of obligations of the Company’s subsidiaries, including $3.4 billion of claims under insurance policies written by its subsidiaries.

Redemption
Optional Redemption
Except as described below, the notes are not redeemable before May 1, 2012. Thereafter, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on May 1 of the year set forth below:

Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%
In addition, the Company must pay accrued and unpaid interest to the date of redemption on the notes redeemed.
Selection and Notice of Redemption
In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
No notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.
Change of Control
Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to purchase all or a portion of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.
Within 30 days following the date upon which the Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.
The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.
If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer.
In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee (unless at the direction of a majority of the Holders) may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to grant liens on their property may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.
The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.
Certain Covenants
The Indenture contains, among others, the following covenants:
Limitation on Liens on Capital Stock of Restricted Subsidiaries
The Company will not, nor will it cause or permit any Subsidiary to, directly or indirectly, create, assume, incur or suffer to exist any Lien, other than a Purchase Money Lien, upon any Capital Stock, whether owned on the date of the Indenture or hereafter acquired, of any Restricted Subsidiary, to secure any Indebtedness (other than the notes) of the Company, any Subsidiary or any other Person, without in any such case making effective provision whereby all of the outstanding notes shall be directly secured equally and ratably with such Indebtedness.
Merger, Consolidation and Sale of Assets
The Company shall not consolidate with or merge with or into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:
(1) the Company is the surviving corporation or the Person formed by such consolidation or merger or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety (A) shall be a Person organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and (B) shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the outstanding notes and the performance and observance of every covenant of the notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;
(2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing; and
(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture and that all conditions precedent provided for relating to such transaction have been complied with.
Upon any consolidation or merger of the Company with or into any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with the foregoing, the successor Person formed by such consolidation or with or into which the Company is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the notes and the Registration Rights Agreement with the same effect as if such successor Person had been named as the Company herein, and in the event of any such conveyance or transfer, the Company, except in the case of a lease, shall be discharged of all obligations and covenants under the Indenture, the notes and the Registration Rights Agreement and may be dissolved and liquidated.

Reports to Holders
Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to the Trustee and post on its website, within 15 days after it files (or would have been required to file) with the Commission, (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and, with respect to the annual information only, a report on the annual consolidated financial statements of the Company of its independent public accountants and (2) the information that would be required to be contained on Form 8-K, in each case as if the Company were required to file such forms. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the Shelf Registration Statement by (1) the filing with the Commission of the Exchange Offer Registration Statement or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting on its website or providing to the Trustee within 15 days of the time periods after the Company would have been required to file annual and interim reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the offering memorandum related to the issuance of the old notes.
Events of Default
The following events are defined in the Indenture as “Events of Default”:
     (1) the failure to pay interest on any note when the same becomes due and payable and the default continues for a period of 30 days;
     (2) the failure to pay the principal (or premium, if any) of any note, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer);
     (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes;
     (4) a default by the Company in the payment, at the stated maturity, of the stated principal amount of any of any Indebtedness in an amount in excess of $20.0 million outstanding under or evidenced by any single indenture or instrument, whether such Indebtedness now exists or shall hereafter be created, and such default shall have continued after any applicable grace period and shall not have been cured or waived or (B) the stated principal amount of any Indebtedness of the Company in an amount in excess of $20.0 million outstanding under or evidenced by any single indenture or instrument, whether such Indebtedness now exists or shall hereafter be created, shall have been accelerated or otherwise declared due and payable prior to the stated maturity thereof, and such Indebtedness shall not have been discharged, or such acceleration shall not have been rescinded or annulled, within 10 days after notice thereof shall have been given, by registered or certified mail, to the Company by either Trustee, or to the Company and the Trustee by the Holders of at least 25% of the outstanding principal amount of the notes; or
     (5) certain events of bankruptcy or insolvency (or similar proceedings involving Bankruptcy Subsidiaries) affecting the Company or any of its Significant Subsidiaries.
If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Company (but not any Significant Subsidiary)) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.
Notwithstanding the foregoing, if an Event of Default specified in clause (5) above with respect to the Company (but not any Significant Subsidiary) occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.
The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes (including additional notes, if any) may rescind and cancel such declaration and its consequences:

     (1) if the rescission would not conflict with any judgment or decree;
     (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;
     (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;
     (4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and
     (5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.
No such rescission shall affect any subsequent Default or impair any right consequent thereto.
Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because of an Event of Default specified in clause (4) of the first paragraph under “Events of Default” shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.
The Holders of a majority in principal amount of the notes (including additional notes, if any) may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.
The Holders may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.
The Company will be required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.
No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders
No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries, as such, shall have any liability for any obligations of the Company or any of its Subsidiaries under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.
Legal Defeasance and Covenant Defeasance
The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:
     (1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;
     (2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;
     (3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and
     (4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “— Events of Default” will no longer constitute an Event of Default with respect to the notes.
In order to exercise either Legal Defeasance or Covenant Defeasance:
     (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;
     (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:
     a. the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or
     b. since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);
     (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any its Subsidiaries is bound;
     (6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;
     (7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;
     (8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and
     (9) certain other customary conditions precedent are satisfied.
Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.
Satisfaction and Discharge
The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

     (1) either:
     a. all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or
     b. all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;
     (2) the Company has paid all other sums payable under the Indenture by the Company; and
     (3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
Modification of the Indenture
From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture and the notes for certain specified purposes, including:
     (1) to cure any ambiguity, defect or inconsistency;
     (2) to provide for uncertificated notes in addition to or in place of certificated notes;
     (3) to comply with the provisions described under “Certain Covenants — Merger, consolidation and sale of assets”;
     (4) to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;
     (5) to secure the notes pursuant to the requirements described under “Certain Covenants — Limitation on Liens on Capital Stock of Restricted Subsidiaries” or otherwise;
     (6) to evidence and provide for the acceptance of appointment by a successor Trustee;
     (7) to conform the text of the Indenture or the notes to any provision of this “Description of the Notes” section to the extent that such provision in this “Description of the Notes” section was intended to be a verbatim recitation of a provision of the Indenture or the notes; or
     (8) to make any change that would provide any additional rights or benefits to the Holders of the notes or that does not adversely affect the legal rights hereunder of any Holder of the notes in any material respect.
In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes (including additional notes, if any), except that, without the consent of each Holder affected thereby, no amendment may:
     (1) reduce the principal amount of notes at maturity whose Holders must consent to an amendment;
     (2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;
     (3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;
     (4) make any notes payable in money other than that stated in the notes;
     (5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes (including additional notes, if any) to waive Defaults or Events of Default;
     (6) make any change in these amendment and waiver provisions; or
     (7) make any change to or modify the ranking of the notes that would adversely affect the Holders.

Governing Law
The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.
The Trustee
The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.
Certain Definitions
Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the definition of all terms used herein for which no definition is provided.
“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.
“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.
“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
“Capital Stock” means:
     (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and
     (2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.
For the avoidance of doubt, “Capital Stock” includes, without limitation, “trust preferred” or other equity or equity-like securities that can or may be treated as equity, capital or surplus of the Insurance Subsidiaries.
“Change of Control” means the occurrence of one or more of the following events:
     (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to Fairfax Financial Holdings Limited or any Person controlled by Fairfax Financial Holdings Limited;
     (2) any Person or Group (other than Fairfax Financial Holdings Limited or any Person controlled by, or controlling, Fairfax Financial Holdings Limited) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the voting power of the Voting Stock of the Company; or
     (3) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.
“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.
“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the date of determination.
“Indebtedness” means with respect to any Person, without duplication:
     (1) all Obligations of such Person for borrowed money; and
     (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments.
“Insurance Subsidiary” means any Subsidiary of the Company that is regulated as an “insurance company” under applicable Insurance Laws or as an equivalent entity under corresponding applicable foreign law or regulation, or otherwise holds itself out as a provider of insurance or reinsurance.
“Issue Date” means May 7, 2007, the date of original issuance of the notes.
“Lien” means any lien, mortgage, hypothecation, pledge, security interest, charge or encumbrance of any kind.
“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursement, damages and other liabilities payable under the documentation governing any Indebtedness.
“Person” means an individual, partnership, corporation, limited liability company, association, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.
“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.
“Purchase Money Lien” means (i) any Lien upon any capital stock of any Restricted Subsidiary acquired after the date hereof if such Purchase Money Lien is for the purpose of financing, and does not exceed, the cost to the Company or any Subsidiary of acquiring the Capital Stock of such Restricted Subsidiary and such financing is effected concurrently with, or within 180 days after, the date of such acquisition, and (ii) any extension, renewal or refinancing of any Purchase Money Lien so long as the principal amount of obligations secured thereby shall not exceed the original principal amount of obligations so secured at the time of such extension, renewal or refinancing.
“Restricted Subsidiary” means any Subsidiary that is a licensed insurance company, other than any licensed insurance company that the Board of Directors, in good faith, by Board Resolution, determines is not, individually or together with any other licensed insurance company as to which a similar determination has been made, material to the business of the Company and its Subsidiaries, considered as a whole.
“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.
“Subsidiary,” with respect to any Person, means:
(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or
(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.
“Voting Stock” of any Person means any class or classes of Capital Stock which entitle the holders thereof under ordinary circumstances to elect at least a majority of the Board of Directors of such Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

BOOK-ENTRY SETTLEMENT AND CLEARANCE
The Global Notes
The new notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with, or on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.
We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.
So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.
Payments of the principal of, premium (if any), interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.
DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for certificated notes.
DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Certificated Notes
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:
•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

PLAN OF DISTRIBUTION
Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 40 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.
We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
Any discussion of tax issues set forth in this prospectus was written in connection with the promotion and marketing of the transactions described in the prospectus. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.
The following summary discusses the material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, U.S. federal estate tax) consequences relating to the purchase, ownership, and disposition of the notes. This summary constitutes the opinion of Shearman & Sterling LLP, counsel to Crum & Forster Holdings Corp. The written opinion of Shearman & Sterling LLP has been filed as an exhibit to the registration statement of which this prospectus forms a part. Except where noted, this summary deals only with notes held as capital assets. Additionally, this summary does not deal with special situations, such as:
•
tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of the notes whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax adviser.
For purposes of this summary, a “U.S. holder” is a beneficial owner of the notes that is:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is any beneficial owner of the notes that is not a U.S. holder.
If you are considering the purchase of the notes, you should consult your own tax adviser concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.
The Exchange Offer
The exchange of the old notes for the new notes pursuant to the terms set forth in this prospectus will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of the new notes, and ownership of the old notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the new notes, your basis in the new notes should be the same as your basis in the old notes exchanged. Your holding period for the new notes should include your holding period for the old notes exchanged. The issue price and other U.S. federal income tax characteristics of the new notes should be identical to the issue price and other U.S. federal income tax characteristics of the old notes exchanged.

U.S. Holders
Payment of Stated Interest
Cash interest on the notes will constitute qualified stated interest and therefore generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.
Sale, Exchange, Redemption, or Other Disposition of the Notes
Upon the sale, exchange, redemption or other disposition of the notes you will generally recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as such) and your adjusted tax basis in the notes. Any gain or loss recognized on a disposition of the notes will be capital gain or loss. If you are a noncorporate U.S. holder and have held the notes for more than one year, such capital gain will be subject to tax at a reduced rate (currently a maximum rate of 15%). Your ability to deduct capital losses may be limited.
Non-U.S. Holders
The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of the notes. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. You should consult your own tax adviser to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.
Payment of Interest
The 30% U.S. federal withholding tax will not apply to any payment to you of interest on the notes provided that:
•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•
(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.
If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.
Sale, Exchange, Redemption or Other Disposition of the Notes
Any gain realized upon the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. federal income tax unless:
•	that gain is effectively connected with the conduct of a trade or business in the United States by you, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.
If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

U.S. Federal Estate Tax
The U.S. federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and U.S. Treasury regulations) and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. If you are an individual you should be aware that there have been recent amendments to the U.S. federal estate tax rules, and you should consult with your tax adviser before considering an investment in the notes.
Information Reporting and Backup Withholding
If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest on the notes and the proceeds of the sale of the notes unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full interest income. The backup withholding rate currently is 28%.
If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Non-U.S. Holders—Payment of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of the notes within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS
LEGAL MATTERS
The validity of the new notes and other legal matters related to this prospectus will be passed upon for us by Shearman & Sterling LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of
Crum & Forster Holdings Corp. and Subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder’s equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Crum & Forster Holdings Corp., an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited, and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
New York, New York
March 7, 2007
Except for Note 16 for which the date is May 29, 2007

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	At December 31,
	2006	2005
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $2,087,065 and $2,073,443 in 2006 and 2005, respectively)	$1,984,242	$1,991,118
Equity securities, at fair value (cost of $640,880 and $503,942 in 2006 and 2005, respectively)	667,718	595,944
Other invested assets	357,849	391,132
Short-term investments at cost, which approximates fair value	14,130	—

Total investments	3,023,939	2,978,194
Cash and cash equivalents	366,743	245,441
Assets pledged for short-sale obligations	535,594	496,903
Accrued investment income	34,581	37,780
Premiums receivable	249,913	245,795
Reinsurance recoverable	1,479,331	1,806,082
Reinsurance recoverable from affiliates	254,595	304,033
Prepaid reinsurance premiums	25,430	31,308
Deferred income taxes	285,902	175,207
Deferred policy acquisition costs	83,964	70,807
Other assets	103,562	91,329

Total assets	$6,443,554	$6,482,879

LIABILITIES
Unpaid losses and loss adjustment expenses	$3,371,549	$3,673,034
Unearned premiums	576,182	499,551
Funds held under reinsurance contracts	243,316	277,868
Accounts payable and other liabilities	298,101	264,525
Deferred income on retroactive reinsurance	168,018	184,498
Short-sale obligations	400,163	329,740
Long-term debt	293,170	292,470

Total liabilities	5,350,499	5,521,686

Commitments and contingencies (Note 11)

SHAREHOLDER’S EQUITY
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	—	—
Additional paid-in capital	740,993	740,993
Accumulated other comprehensive (loss) income, net of tax	(36,978)	53,443
Retained earnings	389,040	166,757

Total shareholder’s equity	1,093,055	961,193

Total liabilities and shareholder’s equity	$6,443,554	$6,482,879

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands)

	Years Ended December 31,
	2006	2005	2004
REVENUES
Premiums earned	$1,084,023	$894,173	$907,709
Investment income	220,044	131,123	85,101
Realized investment gains	172,774	84,187	79,537

Total revenues	1,476,841	1,109,483	1,072,347

EXPENSES
Losses and loss adjustment expenses	666,079	615,505	761,512
Policy acquisition costs	154,513	125,804	123,174
Other underwriting expenses	159,890	128,648	129,813
Interest expense	32,986	32,915	33,159
Other expense	8,096	2,548	8,456

Total expenses	1,021,564	905,420	1,056,114

Income before income taxes and equity in earnings of investees	455,277	204,063	16,233
Income tax expense	156,156	65,320	4,516

Income before equity in earnings of investees	299,121	138,743	11,717
Equity in earnings of investees, net of tax	13,162	17,193	12,478

NET INCOME	$312,283	$155,936	$24,195

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Dollars in thousands)

	Years Ended December 31,
	2006	2005	2004
COMMON STOCK
Balance, beginning and end of year	$—	$—	$—

ADDITIONAL PAID-IN CAPITAL
Balance, beginning and end of year	740,993	740,993	740,993

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Balance, beginning of year	53,443	55,875	43,496
Unrealized investment gains and losses, net of transfers to realized investment gains and losses	(91,652)	(3,326)	7,344
Foreign currency translation	1,286	894	5,035
Impact of initial adoption of Statement of Financial Accounting Standard No. 158	(55)	—	—

Balance, end of year	(36,978)	53,443	55,875

RETAINED EARNINGS
Balance, beginning of year	166,757	84,321	121,626
Net income	312,283	155,936	24,195
Dividends to shareholder	(90,000)	(73,500)	(61,500)

Balance, end of year	389,040	166,757	84,321

TOTAL SHAREHOLDER’S EQUITY	$1,093,055	$961,193	$881,189

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years Ended December 31,
	2006	2005	2004
NET INCOME	$312,283	$155,936	$24,195

Change in components of other comprehensive income for the year, before tax:
Unrealized investment gains and losses	(141,004)	(5,116)	11,297
Foreign currency translation	1,979	1,375	7,746

Other comprehensive (loss) income for the year before tax	(139,025)	(3,741)	19,043

Deferred income tax benefit (expense) for the year:
Deferred income tax benefit (expense) from unrealized investment gains and losses	49,352	1,790	(3,953)
Deferred income tax expense from foreign currency translation	(693)	(481)	(2,711)

Total deferred income tax benefit (expense) for the year	48,659	1,309	(6,664)

Other comprehensive (loss) income for the year, net of tax	(90,366)	(2,432)	12,379

COMPREHENSIVE INCOME	$221,917	$153,504	$36,574

The accompanying notes are an integral part of the consolidated financial statements

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$312,283	$155,936	$24,195
Adjustments to reconcile net income to net cash from operating activities:
Net accretion of discount on fixed income securities	(9,951)	(4,554)	(5,143)
Realized investment gains	(172,774)	(84,187)	(79,537)
Earnings of equity method investees	(102,898)	(40,702)	(20,229)
Depreciation and amortization	3,174	3,460	4,649
Deferred income tax (benefit) expense	(62,007)	60	(17,244)
Other non-cash net income adjustments	3,748	20,161	26,274
Changes in:
Accrued investment income	3,199	(5)	29,010
Premiums receivable	(6,465)	16,525	11,698
Reinsurance recoverable	321,169	(362,654)	(53,618)
Prepaid reinsurance premiums	5,878	3,834	4,209
Deferred policy acquisition costs	(13,157)	4,199	(3,362)
Other assets	5,169	10,344	13,064
Unpaid losses and loss adjustment expenses	(301,485)	302,097	177,016
Unearned premiums	76,631	(29,041)	6,382
Accounts payable and other liabilities	26,840	29,992	7,956

Net cash from operating activities	89,354	25,465	125,320

INVESTING ACTIVITIES
Purchases of fixed income securities	(518,443)	(1,556,386)	(3,084,984)
Proceeds from sales of fixed income securities	529,466	1,498,385	1,412,630
Proceeds from maturities of fixed income securities	62,305	16,791	190,209
Purchases of equity securities	(590,158)	(240,099)	(266,904)
Proceeds from sales of equity securities	635,348	211,902	166,298
Purchases of other invested assets	(58,137)	(87,017)	(141,410)
Proceeds from sales of other invested assets	143,542	34,890	12,232
Purchases of short-term investments	(14,130)	—	—
Proceeds from short-sale obligations	24,931	100,013	199,746
Cash pledged for short-sale obligations	(91,120)	(113,604)	(200,748)
Purchases of fixed assets	(1,656)	(604)	(2,588)

Net cash from investing activities	121,948	(135,729)	(1,715,519)

FINANCING ACTIVITIES
Dividends to shareholder	(90,000)	(73,500)	(61,500)
Deferred financing costs	—	—	(974)

Net cash from financing activities	(90,000)	(73,500)	(62,474)

Net change in cash and cash equivalents	121,302	(183,764)	(1,652,673)
Cash and cash equivalents, beginning of year	245,441	429,205	2,081,878

Cash and cash equivalents, end of year	$366,743	$245,441	$429,205

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$31,125	$31,125	$31,404

Cash paid to parent for income taxes	$178,063	$77,808	$47,970

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
1. Organization and Basis of Presentation
Crum & Forster Holdings Corp. (the “Company” or “Crum & Forster”) is a Delaware holding company, which is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is ultimately owned by Fairfax Financial Holdings Limited (“Fairfax”), a Canadian financial services holding company, which is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH”. The Company, through its subsidiaries, offers a full range of commercial property and casualty insurance distributed through an independent producer force located across the United States.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company, Crum & Forster Holding Inc. and their wholly-owned subsidiaries, including United States Fire Insurance Company (“US Fire”), The North River Insurance Company (“North River”), Crum & Forster Indemnity Company (“CF Indemnity”) and Crum and Forster Insurance Company (“CF Insurance”). US Fire owns 100% of the stock of Crum & Forster Specialty Insurance Company. North River owns 100% of the stock of Seneca Insurance Company, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
Effective January 1, 2006, Fairfax announced that certain of the business of the insurance companies of Fairmont Specialty Group, affiliates of Fairfax, would be carried on as Fairmont Specialty, a division of Crum & Forster (“Fairmont”), thereby giving Fairmont access to the “A–” A.M. Best rating of Crum & Forster. The Fairmont business is comprised of standard commercial and personal lines, bail bonds and accident and health coverages. In return for the opportunity to quote Fairmont Specialty Group’s renewals effective January 1, 2006 and thereafter, the Company hired substantially all Fairmont Specialty Group employees and assumed certain operating obligations. Pending regulatory approval of Crum & Forster company rate and form filings for the Fairmont business, substantially all of the policies underwritten by Fairmont through September 2006, were being issued by the insurance companies of Fairmont Specialty Group and assumed by the Company through a 100% quota share reinsurance agreement. Commencing in the fourth quarter of 2006, the majority of the Fairmont business is now being written directly by Crum & Forster companies.
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Such estimates and assumptions may differ from actual results. Certain amounts in the Company’s prior year consolidated financial statements have been reclassified to conform to the 2006 presentation.
2. Summary of Significant Accounting Policies
Significant accounting policies followed by the Company are summarized below:
Investments
The Company’s fixed income and equity securities are categorized as “available-for-sale” and are carried at their fair value based primarily on quoted market prices. Short-term investments, which have an original maturity of between four and twelve months, are carried at amortized cost, which approximates fair value. Unrealized gains or losses on the Company’s investments, net of applicable income taxes, are included in other comprehensive income.
Unrealized losses that are deemed other than temporary are charged to operations. The Company considers an impairment as “other than temporary” if evidence indicating that an investment’s carrying amount is recoverable within a reasonable period of time which, in the case of fixed income securities, may mean until maturity, is outweighed by evidence to the contrary. The Company also considers its ability and intent to hold an investment until such recovery of the security’s fair value. Notwithstanding the foregoing, with respect to fixed income securities, an impairment may be considered other than temporary if it is probable that the Company will be unable to collect all amounts due under the terms of the securities. Recognition of impairment losses for declines in the value of fixed income investments and equity securities attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment. Factors considered by management include, but are not limited to, the impact of issuer-specific events, current and expected future market and economic conditions, the nature of the investment, the number of investment positions with losses, the severity and duration of the impairment and the volatility of the security’s market price.
Investments in entities that are consolidated subsidiaries of Fairfax, but are less than 50% owned by the Company as well as investments in certain partnerships, are carried under the equity method of accounting. For all other investments, the Company determines if it exercises significant influence based upon its ownership of shares without consideration of the ownership interest of other Fairfax affiliates. The Company’s pro-rata share of earnings of equity method investees is recorded in the consolidated statements of income. Earnings of investment companies and similar equity method investees are reported in investment income and earnings of other equity method investees are reported as equity in earnings of investees, net of tax. Dividends received from equity method investees reduce the carrying value of the investment. Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Cash and cash equivalents
The Company considers highly liquid investments, which have an original maturity of three months or less, to be cash equivalents. Cash and cash equivalents on the balance sheet do not include cash pledged as security for the Company’s short-sale obligations.
Deferred policy acquisition costs
Certain costs that vary with and are primarily related to the acquisition of new and renewal policies, consisting of commissions and premium taxes incurred, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses on the related policies and estimated remaining costs of servicing the contracts. Realizability is determined without considering investment income.
Goodwill
Goodwill is subject to an assessment of impairment on an annual basis or more frequently under certain circumstances. The assessment of impairment involves a two-step process whereby an initial assessment for potential impairment is performed followed by a measurement of the impairment, if any. Impairments are charged to operations in the period in which the impairment occurs. The Company’s annual impairment tests in 2006 and 2005 resulted in a conclusion that no goodwill impairment has occurred. Goodwill in the amount of $7,311 is included in other assets on the consolidated balance sheets at December 31, 2006 and 2005.
Unpaid losses and loss adjustment expenses
The estimated liability for unpaid losses and loss adjustment expenses (“LAE”) includes estimates of the ultimate settlement value of reported claims, incurred but not reported claims, future expenses to be incurred in the settlement of claims and claim recoveries. These estimates are determined based on the Company’s loss experience, as well as consideration of industry experience and current trends and conditions. The estimated liability for unpaid losses and LAE is an estimate and future loss payments could differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability for unpaid losses and LAE are reflected in income in the period in which such changes are required.
The Company maintains a reserve for uncollectible loss deductibles. This reserve includes both specific allowances for probable uncollectible amounts and a non-specific reserve determined principally on the basis of past collection experience. At December 31, 2006 and 2005, the amount of the reserve was $7,488 and $8,680, respectively.
Reinsurance
The Company reinsures, in the ordinary course of business, certain risks with other insurance and reinsurance companies (“reinsurers”). These arrangements provide the means for greater diversification of business and serve to limit the net loss potential of unusually severe or frequent losses. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder; however, the reinsurer that accepts the risk assumes an obligation to the original insurer (“ceding insurer”). The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that any reinsuring company might not be able, or willing, to meet its obligations. Reinsurance recoverable includes the reinsurers’ obligations to reimburse the Company for a share of paid and unpaid losses and LAE pursuant to the reinsurance contracts.
Reserves for uncollectible reinsurance are determined based upon regular reviews of the financial condition of reinsurers and assessments of other available information. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the ceded contracts.
For retroactive reinsurance contracts, the excess of reinsurance recoverable due from reinsurers pursuant to the contracts over premiums paid for such reinsurance coverage is deferred and amortized as a reduction of losses and LAE over the expected period of recovery using the interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Funds held under reinsurance contracts
Premiums withheld from reinsurers pursuant to reinsurance contracts are included in funds held under reinsurance contracts on the consolidated balance sheets. Interest accrues on these funds in accordance with the contract terms and is included as a reduction of investment income on the consolidated statements of income. Interest on funds held under reinsurance contracts is charged at rates between 7% and 7.5% per annum as specified in the related reinsurance contract.
Income taxes
The Company participates in tax sharing agreements that provide for the inclusion of the Company in the consolidated federal income tax returns of Fairfax Inc. (the “Fairfax Group”), as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Subject to the tax sharing agreements discussed in this paragraph, every member of the Fairfax Group is severally liable for the federal income tax liabilities of the Fairfax Group and may be liable under similar rules for state income or franchise taxes of the entire group. Under the tax sharing agreements, Crum & Forster and its insurance subsidiaries make payments to Fairfax Inc. equal to the amounts of federal income taxes that each company would pay, subject to some adjustments, if they each had filed their own separate federal income tax returns, and their shares of any state income or franchise taxes. Although the Company does not currently offset its losses (including amounts arising from interest expense on its senior notes) or losses of one of its subsidiaries against income of another in computing the federal income tax payments to Fairfax Inc. under the tax sharing agreements, during 2005, Fairfax Inc. and the Company reaffirmed, in writing, the Company’s interpretation of the agreements that all tax elections, including the election to file a consolidated tax return, are available to the Company. Furthermore, Fairfax Inc. confirmed its commitment to stand in the place of the tax authority for purposes of determining federal income tax payments, including the requirement to honor all valid tax elections.
Deferred income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to unrealized net appreciation of investments, certain realized gains and losses, income related to foreign investments, deferred income on retroactive reinsurance, net operating loss carryforwards, unpaid losses and LAE, unearned premiums, deferred policy acquisition costs and employee benefit plans. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion of, the benefits related to deferred tax assets will not be realized.
Premiums
Insurance premiums are earned ratably over the terms of the related policies after deductions for premiums ceded to reinsurers. Unearned premium reserves are established for the unexpired portion of policy premiums. Premiums are accrued for retrospectively rated policies and on policies subject to audit based on estimates throughout the contract or policy term. The reserve for uncollectible premiums includes both specific allowances for probable uncollectible amounts and a non-specific reserve determined principally on the basis of past collection experience. At December 31, 2006 and 2005, the reserve for uncollectible premiums was $25,331 and $24,437, respectively.
Foreign currency
Financial statements of foreign investees accounted for using the equity method are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Under SFAS No. 52, investments in entities accounted for under the equity method are translated into U.S. dollars at the rate of exchange in effect at the date of the transaction and related equity earnings are translated at the average rate in effect during the period. At each balance sheet date, the carrying amounts are translated into U.S. dollars at the rate in effect at the balance sheet date and any translation gains or losses are recorded in other comprehensive income.
Derivatives
The Company periodically purchases certain derivative contracts for its investment portfolio consistent with its overall investment strategy. In addition, the Company owns convertible securities with embedded derivatives within its fixed income portfolio, which allow the Company to convert the fixed income securities to equity securities. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), the Company bifurcates all derivatives that are embedded in its convertible securities. The original host instruments are recorded at fair value in fixed income investments and the embedded derivatives are recorded at fair value in other invested assets. All derivative instruments are recognized as either assets or liabilities on the consolidated balance sheet and are measured at fair value. Gains or losses arising from changes in the fair value of derivatives are recorded in realized investment gains and losses on the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Accumulated other comprehensive income, net of tax
Accumulated other comprehensive income includes unrealized investment gains and losses on the Company’s available-for-sale securities and foreign currency translation gains and losses arising from the translation of financial statements of equity method investees denominated in foreign currencies. At December 31, 2006 and 2005, unrealized investment gains and losses included in accumulated other comprehensive (loss) income were $(49,499) and $42,153, net of tax, respectively. At December 31, 2006 and 2005, foreign currency translation gains were $12,576 and $11,290, net of tax, respectively. In addition, at December 31, 2006, accumulated other comprehensive income includes an adjustment of $(55), net of tax, in respect of the adoption of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). See Note 10 to the consolidated financial statements for further details of the impact of SFAS 158 on the Company’s consolidated financial statements.
Recent accounting pronouncements not yet adopted
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects of SFAS 157 but does not expect its implementation to have a material impact on its results of operations or financial position.
In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. Based on an analysis of its tax positions taken or expected to be taken, the Company does not expect this interpretation to have an impact on its results of operations or financial position.
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements Nos. 133 and 140 (“SFAS 155”). SFAS 155 applies to certain “hybrid financial instruments” which are instruments that contain embedded derivatives. The standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. SFAS 155 also permits an election for fair value measurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133. Changes in fair value are recorded as realized investment gains or losses. The fair value election can be applied to existing instruments on an instrument-by-instrument basis at the date of adoption and to new instruments on a prospective basis. The statement is applicable in fiscal years beginning after September 15, 2006. The Company expects to elect fair value measurement of hybrid financial instruments under SFAS 155 effective with its adoption on January 1, 2007. Prior to January 1, 2007, the Company bifurcated the embedded derivatives in its investments in convertible securities and changes in the fair value of the host instrument were recorded as unrealized investment gains and losses while changes in the fair value of the embedded derivative were recorded as realized investment gains and losses. At December 31, 2006, the fair value of the host instruments included in fixed income securities was $136,222 and the fair value of embedded derivatives included in other invested assets was $7,372. Upon adopting SFAS 155, the Company will record a cumulative adjustment of $10,445 to reclassify unrealized investment gains, net of tax, to opening retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
3. Investments
The aggregate carrying value of the Company’s investment portfolio, including assets pledged for short-sale obligations, was $3,926,276 and $3,720,538 at December 31, 2006 and 2005, respectively, and is comprised of available-for-sale securities, other invested assets, short-term investments and cash and cash equivalents.
Available-for-sale securities
Investments in available-for-sale fixed income and equity securities, including assets pledged for short-sale obligations, are summarized as follows:

	At December 31, 2006
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Fixed income securities:
United States government and government agencies and authorities[1]	$2,015,975	$65	$129,717	$1,886,323
States, municipalities and political subdivisions	4,892	23	2	4,913
Other corporate	201,645	21,483	—	223,128

Total fixed income securities	2,222,512	21,571	129,719	2,114,364

Equity securities:
Common stocks	632,790	37,633	11,096	659,327
Preferred stocks	8,090	301	—	8,391

Total equity securities	640,880	37,934	11,096	667,718

Total available-for-sale securities	$2,863,392	$59,505	$140,815	$2,782,082

[1]	Includes U.S. Treasury securities pledged for short-sale obligations at a fair value of $130,122 (amortized cost of $135,447).

	At December 31, 2005
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Fixed income securities:
United States government and government agencies and authorities[1]	$1,940,757	$534	$62,678	$1,878,613
States, municipalities and political subdivisions	7,144	8	9	7,143
Public utilities	5,080	733	—	5,813
Other corporate	304,041	2,560	24,501	282,100

Total fixed income securities	2,257,022	3,835	87,188	2,173,669

Equity securities:
Common stocks	493,942	114,821	22,754	586,009
Preferred stocks	10,000	11	76	9,935

Total equity securities	503,942	114,832	22,830	595,944

Total available-for-sale securities	$2,760,964	$118,667	$110,018	$2,769,613

[1]	Includes U.S. Treasury securities pledged for short-sale obligations at a fair value of $182,551 (amortized cost of $183,579).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
The amortized cost and fair value of fixed income securities by contractual maturity are shown below. Actual maturities may differ from maturities shown below due to the existence of call features. At December 31, 2006, securities containing call features represented approximately 1% of the total fair value of the fixed income portfolio.

	At December 31, 2006
	Amortized
	Cost	Fair Value
Due in one year or less	$2,391	$2,339
Due after one year through five years	240,025	238,860
Due after five years through ten years	60,270	60,048
Due after ten years through twenty years	422,944	405,785
Due after twenty years	1,496,882	1,407,332

Total fixed income securities	$2,222,512	$2,114,364

Certain individual available-for-sale securities had gross unrealized losses at December 31, 2006 totaling $140,815, which represented 6.2% of the cost or amortized cost of such securities in the aggregate, of which $129,719 was attributed to fixed income securities and $11,096 was attributed to equity securities.
The number of continuous months in which securities in an unrealized loss position at December 31, 2006 were in such a position is summarized as follows:

	At December 31, 2006
	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Fixed income securities:
United States government and government agencies and authorities[1]	$280,147	$2,856	$1,603,624	$126,861	$1,883,771	$129,717
States, municipalities and political subdivisions	645	2	—	—	645	2

Total fixed income securities	280,792	2,858	1,603,624	126,861	1,884,416	129,719

Equity securities:
Common stocks	252,533	11,096	—	—	252,533	11,096

Total equity securities	252,533	11,096	—	—	252,533	11,096

Total securities in an unrealized loss position	$533,325	$13,954	$1,603,624	$126,861	$2,136,949	$140,815

[1]	Includes U.S. Treasury securities pledged for short-sale obligations at a fair value of $130,122 (amortized cost of $135,447).
Substantially all of the gross unrealized losses of $129,719 in the fixed income portfolio at December 31, 2006, are attributable to U.S. Treasury securities. These securities are backed by the full faith and credit of the United States government and the Company has the ability and intent to hold such securities for a period of time sufficient to allow a market recovery, or to maturity if necessary. The unrealized losses attributable to equity securities in the amount of $11,096 at December 31, 2006, are in respect of four securities, none of which has been in a loss position for greater than twelve consecutive months, nor did the unrealized loss in any case exceed 10% of cost at December 31, 2006. The Company has the ability and intent to hold such securities for a period of time sufficient to allow a market recovery.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
The number of continuous months in which securities in an unrealized loss position at December 31, 2005 were in such a position is summarized as follows:

	At December 31, 2005
	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
Fixed income securities:
United States government and government agencies and authorities[1]	$1,603,291	$62,285	$11,261	$393	$1,614,552	$62,678
States, municipalities and political subdivisions	1,337	9	—	—	1,337	9
Other corporate	47,492	14,218	207,462	10,283	254,954	24,501

Total fixed income securities	1,652,120	76,512	218,723	10,676	1,870,843	87,188

Equity securities:
Common stocks	189,543	22,719	115	35	189,658	22,754
Preferred stocks	8,174	76	—	—	8,174	76

Total equity securities	197,717	22,795	115	35	197,832	22,830

Total	$1,849,837	$99,307	$218,838	$10,711	$2,068,675	$110,018

[1]	Includes U.S. Treasury securities pledged for short-sale obligations at a fair value of $104,065 (amortized cost of $105,133).
The contractual maturity of the Company’s fixed income securities in an unrealized loss position is summarized as follows:

	At December 31, 2006
		Unrealized
	Fair Value	Loss
Due in one year or less	$—	$—
Due after one through five years	229,281	1,936
Due after five through ten years	51,511	921
Due after ten years through twenty years	402,197	17,382
Due after twenty years	1,201,427	109,480

Total fixed income securities in an unrealized loss position	$1,884,416	$129,719

Investment income
The components of investment income for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Interest on fixed income securities	$106,391	$112,788	$103,162
Dividends on equity securities	17,181	20,679	11,541
Income on other invested assets	90,826	19,681	5,507
Interest on cash and cash equivalents[1]	39,086	18,335	6,207

Gross investment income	253,484	171,483	126,417
Interest on funds held under reinsurance contracts	(8,427)	(19,904)	(30,501)
Investment expenses	(25,013)	(20,456)	(10,815)

Investment income	$220,044	$131,123	$85,101

[1]	Includes interest of $16,893, $8,923 and $343 in 2006, 2005 and 2004, respectively, on cash collateral pledged for short-sale obligations, as well as interest on short-term investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Investment gains and losses
The components of realized investment gains for the years ended December 31, 2006, 2005 and 2004 are summarized below:

	Years Ended December 31,
	2006	2005	2004
Fixed income securities:
Gains	$62,769	$87,318	$57,454
Losses	(1,491)	(786)	(150)

Net	61,278	86,532	57,304

Equity securities:
Gains	194,129	51,490	40,833
Losses	(15,857)	(7,039)	(684)

Net	178,272	44,451	40,149

Derivative and short-sale securities:
Gains	1,998	25	2,908
Losses	(75,459)	(49,292)	(21,646)

Net	(73,461)	(49,267)	(18,738)

Other invested assets:
Gains	6,828	3,128	822
Losses	(143)	(657)	—

Net	6,685	2,471	822

Total realized investment gains and losses:
Gains	265,724	141,961	102,017
Losses	(92,950)	(57,774)	(22,480)

Net	$172,774	$84,187	$79,537

Included in realized investment losses for the years ended December 31, 2006 and 2005 are $15,857 and $3,889, respectively, related to losses on other than temporary impairments of equity securities. The amount for 2006 includes a charge of $5,379 in respect of the Company’s investment in Advent Capital (Holdings) PLC (“Advent”), a related party. There were no impairments recorded in the year ended December 31, 2004.
Changes in net unrealized investment gains and losses, net of transfers to realized gains and losses, and the related tax effects, are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Fixed income securities	$(24,795)	$(59,925)	$(38,679)
Equity securities	(65,164)	15,447	38,688
Other invested assets	(51,045)	39,362	11,288

Change in unrealized investment gains and losses, net of transfers to realized investment gains and losses, before income taxes	(141,004)	(5,116)	11,297
Deferred income taxes	49,352	1,790	(3,953)

Change in unrealized investment gains and losses, net of transfers to realized investment gains and losses, reflected in shareholder’s equity	$(91,652)	$(3,326)	$7,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Investments in related parties
Investments in related parties are summarized as follows:

					Ownership Percentage
	At December 31, 2006		At December 31, 2005		at December 31, 2006
		Carrying		Carrying	Crum &
	Cost	Value	Cost	Value	Forster	Fairfax
Northbridge Financial Corporation	$75,055	$148,298	$75,055	$136,385	15.2%	59.2%
HWIC Asia Fund	$41,638	$62,495	$76,210	$135,297	36.3%	92.7%
Chou Associates Management Fund	$25,362	$26,631	—	—	5.1%	26.3%
Odyssey Re Holdings Corp – common shares	$17,824	$22,337	$17,824	$18,664	1.1%	59.6%
Advent[1]	$17,870	$22,146	$19,295	$13,347	8.1%	44.5%
Dalton Greater China Fund	$13,266	$17,338	$7,985	$7,985	37.2%	62.6%
Odyssey Re Holdings Corp – preferred shares	$8,090	$8,391	$10,000	$9,935	N/A	N/A
TRG Holding Corporation	$5,025	$8,089	$5,025	$8,339	1.4%	100%
Rutland Fund A	$4,538	$5,922	$6,925	$7,686	12.7%	25.4%
MFXchange Holdings Inc.	$3,725	$2,218	$3,725	$2,341	9.3%	100.0%

[1]	At December 31, 2006, cost includes a charge of $5,379 in respect of an other than temporary impairment charge.
The Company’s investments in Northbridge Financial Corporation (“Northbridge”), HWIC Asia Fund (“HWIC”), Odyssey Re Holdings Corp. (“Odyssey”) common shares, Dalton Greater China Fund (“Dalton”), TRG Holding Corporation (“TRG”), Rutland Fund A (“Rutland”) and MFXchange Holdings Inc. (“MFX”) are accounted for using the equity method and are included in other invested assets on the consolidated balance sheets. The fair market value of the Company’s investment in Northbridge was $204,617 and $232,312, respectively, at December 31, 2006 and 2005. The fair market value of the Company’s investment in Odyssey common shares was $29,840 and $20,064, respectively, at December 31, 2006 and 2005. Earnings from Northbridge, Odyssey common shares, TRG and MFX are included in equity in earnings of investees, net of tax, on the consolidated statements of income. Earnings from HWIC, Dalton and Rutland are included in investment income on the consolidated statements of income. The Company’s investments in Chou Associates Management Fund (“Chou”), Advent and Odyssey preferred shares are carried at fair value and are included in equity securities on the consolidated balance sheets. Changes in the fair value of Chou, Advent and Odyssey preferred shares are recorded in accumulated other comprehensive income, net of tax. The Company determined that the cumulative effect on its results of Odyssey’s restatement of its financial statements as of and for the six years ended December 31, 2005, was not material.
In January and December 2006, Advent completed public offerings of its common stock. The Company did not participate in the January offering and accordingly, suffered a dilution of its ownership interest from 11.4% to 6.8%. US Fire purchased $3,954 in the December offering, thereby increasing the Company’s ownership interest to 8.1%. In June 2006, the Company recorded a $5,379 other than temporary impairment charge in respect of its investment in Advent.
In December 2006, the Company sold 76,401 Odyssey preferred shares for cash consideration of $2,120 and a realized gain of $210.
In September 2006, the Company acquired an additional 196,538 units of Dalton from various Fairfax companies at fair value, for consideration of $5,281.
In July and December 2006, the Company purchased a total of 338,586 units of Chou for consideration of $25,362. Chou invests primarily in equity securities of Canadian and foreign businesses considered by the manager to be undervalued. The President and Chief Executive Officer of Chou is a Vice President of Fairfax.
In June 2006, the Company redeemed approximately 1.7 million, or 78%, of its interest in HWIC for proceeds of $118,675 and a realized investment gain of $5,053. The Company reinvested $25,000 in HWIC in December 2006.
In December 2005, the Company acquired 398,837 units of Dalton for $7,895. Dalton is a fund that focuses on shares listed in Hong Kong, Taiwan and the People’s Republic of China.
In June 2005, Advent completed a public offering of its common stock. The Company purchased its pro-rata share equal to $8,321 in the offering and, accordingly, suffered no dilution of its 11.4% ownership interest. Concurrent with the offering, Advent’s common stock was listed for trading on the Alternative Investment Market of the London Stock Exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Equity method investees
The Company’s investment portfolio includes investments accounted for using the equity method. These investments consist of equity interests of between 1.1% and 37.2% at December 31, 2006 with a total carrying value of $307,818 and $350,603 at December 31, 2006 and 2005, respectively, and are included in other invested assets on the consolidated balance sheets. For the years ended December 31, 2006, 2005 and 2004, earnings of equity method investees were $108,011, $45,477 and $24,402 respectively. Earnings of investment companies and similar equity method investees of $87,762, $19,026 and $5,205 in 2006, 2005 and 2004, respectively, are included in investment income on the consolidated statements of income. Pre-tax earnings of other equity method investees of $20,249, $26,451 and $19,197 in 2006, 2005 and 2004, respectively, are included in equity in earnings of investees, net of tax, on the consolidated statements of income. Dividends received from other equity method investees were $5,113, $4,766 and $4,173 in 2006, 2005 and 2004, respectively.
The Company’s aggregate share of its equity investees’ balance sheets is summarized as follows:

	At December 31,
	2006	2005
Cash and investments	$590,389	$638,831
Total assets	$947,285	$962,537
Total liabilities	$635,244	$612,740
Shareholders’ equity or partners’ capital[1]	$312,041	$349,797

[1]	The difference between the Company’s aggregate share of shareholders’ equity or partners’ capital and the carrying value on the consolidated balance sheets is primarily due to purchase accounting adjustments.
The Company’s aggregate share of its equity investees’ statements of income is summarized as follows:

	Years Ended December, 31
	2006	2005	2004
Total revenues	$360,264	$228,960	$184,662
Total expenses	$195,442	$170,143	$150,134
Net income	$108,011	$45,477	$24,402
The Company’s most significant equity method investees are discussed below:
Northbridge Financial Corporation
The Company purchased its investment in Northbridge in May 2003 and holds a 15.2% interest at December 31, 2006. For the years ended December 31, 2006, 2005 and 2004, pre-tax equity in earnings of Northbridge were $17,907, $26,319 and $18,118, respectively, and were included in equity in earnings of investees, net of tax, on the consolidated statements of income. Dividends received from Northbridge were $4,545, $4,205 and $3,591 in 2006, 2005 and 2004, respectively.
HWIC Asia Fund
The Company holds a 36.3% interest in HWIC at December 31, 2006. For the years ended December 31, 2006, 2005 and 2004, pre-tax equity in earnings of HWIC were $60,457, $11,996 and $2,223, respectively, and were included in investment income on the consolidated statements of income. No dividends have been received from HWIC. During 2006 the Company redeemed approximately 1.7 million shares, or 78%, of its interest in HWIC resulting in a realized investment gain of $5,053.
Cost method investments
Other invested assets include investments in partnerships in which the Company has an ownership interest of less than 20% and does not have the ability to exercise significant influence. These investments are accounted for using the cost method. At December 31, 2006, the cost of the Company’s cost method investments was $6,388 and their fair value was $7,657.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Short-sale obligations and derivative transactions
In July 2004 and January 2005, as an economic hedge against a decline in the U.S. equity markets, the Company executed short-sales of Standard & Poor’s Depositary Receipts (“SPDRs”) totaling approximately $300,000. Simultaneously, the Company purchased S&P Index call options (“Options”) limiting the potential loss on the future purchase of the SPDRs. The cost of the Options was $8,217. Certain of these options expired in July 2006 and replacement options were purchased at a cost of $1,900, bringing the total cost of the Options purchased through December 31, 2006, to $10,117. At December 31, 2006, the Options limit the potential loss to the Company on the future purchase of the SPDRs to approximately $70,000. Both the obligations to purchase the SPDRs and the Options are carried at fair value on the consolidated financial statements. The fair value of the obligations to purchase the SPDRs is included in short-sale obligations and the fair value of the Options is included in other invested assets on the consolidated balance sheets. The fair values of the SPDRs obligation and the Options at December 31, 2006 amounted to a liability of $375,558 and an asset of $9,925, as compared to a liability of $329,740 and an asset of $6,358 at December 31, 2005.
In June 2006, as an economic hedge against a rising interest rate environment and deteriorating conditions in the residential housing market, the Company sold short securities of certain U.S. mortgage insurance companies totaling $24,931. The obligation to purchase the securities is included, at fair value, in short-sale obligations on the consolidated balance sheet and amounted to $24,605 at December 31, 2006.
At December 31, 2006 and 2005, the fair value of the Company’s derivative contracts, which are included in other invested assets on the consolidated balance sheets, was $43,643 and $40,528, respectively. The Company’s derivatives are comprised of the Options discussed above, credit default swaps, warrants and options embedded within certain securities in the Company’s fixed income portfolio.
The Company’s credit default swaps on securities issued by various U.S. companies in the banking, mortgage and insurance industries serve as economic hedges against declines in the fair value of the Company’s financial assets. During the year, the Company purchased $6,997 of credit default swaps, bringing the total cost of the credit default swaps to $77,621 at December 31, 2006 as compared to a cost of $70,624 at December 31, 2005. The fair value of the credit default swaps was $16,702 and $33,559 at December 31, 2006 and 2005, respectively.
The Company holds options on certain securities within its fixed income portfolio, which allow the Company to convert the fixed income securities to equity securities. These conversion options are accounted for under SFAS 133, which states that changes in the fair value attributable to embedded derivatives are required to be recognized in realized investment gains and losses on the consolidated statements of income. The cost attributed to these embedded options was $11,962 at December 31, 2006, and their estimated fair value was $7,372. For further details in respect of certain investment accounting adjustments, see Note 14 to the consolidated financial statements.
The Company has investments in warrants, which are contracts that grant the holder the right to purchase an underlying financial instrument at a given price and time. During the year, the Company purchased $10,225 of such warrants. The fair value of the warrants was $9,644 and $611 at December 31, 2006 and 2005, respectively.
In December 2004, the Company entered into a four-month swap transaction whereby the Company received the total equity return on a publicly traded security in exchange for payment of a stated return tied to LIBOR. In March 2005, the Company terminated this swap transaction and recorded a net loss of $2,614, which is included in realized investment gains on the consolidated statement of income for the year ended December 31, 2005.
Changes in the fair value of the short-sale obligations and derivative transactions described above have been included in realized investment gains and losses in the consolidated statements of income as follows:

	Years Ended December, 31
	2006	2005	2004
Short-sale transactions and related options	$(43,825)	$(16,603)	$(15,237)
Credit default swaps	(23,854)	(30,245)	(3,981)
Embedded derivatives	(4,590)	—	—
Warrants and other derivatives	(1,192)	(2,419)	480

Total realized investment losses	$(73,461)	$(49,267)	$(18,738)

Regulatory and other deposits
Fixed income securities and cash and cash equivalents of $382,603 and $323,699 were on deposit with various state regulatory authorities at December 31, 2006 and 2005, respectively, as required by insurance laws.
In connection with the short-sale transactions described above, the Company has pledged cash and U. S. Treasury securities as collateral for the obligation to purchase the securities sold short. These assets are recorded in assets pledged for short-sale obligations on the consolidated balance sheets. At December 31, 2006 and 2005, the fair value of the assets pledged for the purchase of the short-sale obligations totaled $535,594 and $496,903, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
4. Unpaid Losses and Loss Adjustment Expenses
Changes in the Company’s liability for unpaid losses and LAE are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Gross unpaid losses and LAE, beginning of year	$3,673,034	$3,370,936	$3,193,920
Less ceded unpaid losses and LAE	1,682,768	1,360,996	1,321,004

Net unpaid losses and LAE, beginning of year	1,990,266	2,009,940	1,872,916

Losses and LAE incurred related to:
Current year	762,241	684,069	692,258
Prior years	(96,162)	(68,564)	69,254

Total losses and LAE incurred	666,079	615,505	761,512

Losses and LAE paid related to:
Current year	158,000	154,381	164,057
Prior years	482,049	480,798	460,431

Total losses and LAE paid	640,049	635,179	624,488

Net unpaid losses and LAE, end of year	2,016,296	1,990,266	2,009,940
Add ceded unpaid losses and LAE	1,355,253	1,682,768	1,360,996

Gross unpaid losses and LAE, end of year	$3,371,549	$3,673,034	$3,370,936

A reconciliation of the ceded unpaid losses and LAE in the table above to the reinsurance recoverable reflected on the balance sheets follows:

	2006	2005
Ceded unpaid losses and LAE in the table above	$1,355,253	$1,682,768
Reconciling items:
Reinsurance receivable on paid losses and LAE	70,933	69,734
Unamortized retroactive reinsurance recoverable	329,250	379,123
Loss sensitive cession[1]	(21,510)	(21,510)

Reinsurance recoverable on the consolidated balance sheets	$1,733,926	$2,110,115

[1]	Equals additional premiums due on retrospectively rated insurance policies that inure to the benefit of the reinsurer.
The Company has exposure to asbestos and environmental pollution claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior. Estimation of ultimate liabilities for these exposures is unusually difficult due to issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and allocation of such damages to financially responsible parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
For the years ended December 31, 2006, 2005 and 2004, the Company’s loss and LAE ratios were 61.5%, 68.8% and 83.9%, respectively, of which 70.3%, 76.5% and 76.3%, respectively, were attributable to losses occurring in the current accident year and (8.8)%, (7.7)% and 7.6%, respectively, were attributable to adverse/(favorable) development of prior years’ losses. Accident years 2005 and 2004 were significantly affected by severe hurricane activity. Excluding the major storm activity in 2005 (hurricanes Katrina, Rita and Wilma) and 2004 (hurricanes Charley, Frances, Ivan and Jeanne), the accident year loss and LAE ratios were 67.2% and 66.2%, respectively, compared to 70.3% for accident year 2006, a year free of major catastrophe activity. The increase in the accident year loss and LAE ratio in 2006, exclusive of the major catastrophes in the prior years, was largely attributable to the property line of business in which the Company experienced increased frequency of fire losses and a significant rise in the cost of reinsurance. Commercial automobile was also adversely affected by an increase in large claims in 2006. Refer to Note 13 to the consolidated financial statements for a schedule of the accident year loss and LAE ratios by line of business.
In 2005, hurricanes Katrina, Rita and Wilma accounted for approximately $389,700 and $57,000 of gross and net losses and LAE, respectively, and gave rise to the payment of $39,300 of reinstatement premiums under the Company’s property catastrophe reinsurance treaty. In 2004, hurricanes Charley, Frances, Ivan and Jeanne accounted for approximately $149,300 and $83,000 of gross and net losses and LAE, respectively, and gave rise to the payment of $13,000 of reinstatement premiums under the Company’s property catastrophe reinsurance treaty.
In 2006, the Company recognized net favorable prior year loss development of $96,162 (8.8 loss ratio points), including $12,889 of amortization of deferred gains on retroactive reinsurance. The net favorable development was comprised of favorable development across all major casualty lines, with the largest redundancy being recognized in workers’ compensation, principally attributable to the favorable results in California in accident years 2005 and 2004, consistent with industry-wide experience. Additionally, favorable development was also experienced in umbrella and other general liability exposures, due in part to favorable settlements of claims in accident years 2000 and prior and in commercial automobile liability for accident years 2005 and prior. The favorable development was partially offset by $33,897 of adverse development of asbestos, environmental and other latent liabilities.
In 2005, the Company recognized net favorable prior year loss development of $68,564 (7.7 loss ratio points), including $8,058 of amortization of deferred gains on retroactive reinsurance. The net favorable development was comprised of three principal components: (i) adverse development of asbestos, environmental and other latent liabilities of $44,646, primarily due to developments related to one asbestos policyholder and largely offset by favorable emergence of non-latent umbrella and other casualty reserves in accident years 1998 and prior, (ii) $24,699 of strengthening of prior year reserves for the surety line of business, a line the Company exited in 2005, and (iii) net favorable development of the Company’s remaining property and casualty reserves of approximately $99,700, arising from accident years 1999 through 2004.
In 2004, the Company recognized net adverse prior year loss development of $69,254 (7.6 loss ratio points), net of $18,324 of amortization of deferred gains on retroactive reinsurance. The net adverse development was principally attributable to $100,522 of strengthening of reserves for asbestos and environmental liabilities, driven mainly by an increase in the average severity of claims for known policyholders. These reserve increases were offset, in part, by $20,000 of reserve decreases primarily in the general liability line for accident years 1997 and prior.
The Company uses tabular reserving for workers’ compensation indemnity reserves and discounts such reserves using an interest rate of 5%. The amount of related discount was $66,428 and $71,181 at December 31, 2006 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
5. Asbestos and Environmental Losses and Loss Adjustment Expenses
Changes in the Company’s liability for asbestos and environmental exposures are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Asbestos
Gross unpaid losses and allocated LAE (“ALAE”), beginning of year	$469,199	$522,685	$495,195
Less ceded unpaid losses and ALAE	92,418	113,891	128,787

Net unpaid losses and ALAE, beginning of year	376,781	408,794	366,408
Net losses and ALAE incurred	22,700	31,550	90,515
Less: Net paid losses and ALAE	51,243	63,563	48,129

Net unpaid losses and ALAE, end of year	348,238	376,781	408,794
Add ceded unpaid losses and ALAE	94,817	92,418	113,891

Gross unpaid losses and ALAE, end of year	$443,055	$469,199	$522,685

	Years Ended December 31,
	2006	2005	2004
Environmental
Gross unpaid losses and ALAE, beginning of year	$111,536	$123,353	$130,511
Less ceded unpaid losses and ALAE	37,293	38,190	31,675

Net unpaid losses and ALAE, beginning of year	74,243	85,163	98,836
Net losses and ALAE incurred	9,898	6,635	10,007
Less: Net paid losses and ALAE	10,608	17,555	23,680

Net unpaid losses and ALAE, end of year	73,533	74,243	85,163
Add ceded unpaid losses and ALAE	37,103	37,293	38,190

Gross unpaid losses and ALAE, end of year	$110,636	$111,536	$123,353

The Company also maintains reserves for other latent exposures such as those associated with gas and vapors, lead, mold, chemical, welding fumes and pesticides. Changes in the Company’s liability for other latent exposures are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Other Latent
Gross unpaid losses and ALAE, beginning of year	$36,838	$35,357	$40,818
Less ceded unpaid losses and ALAE	12,794	13,333	14,117

Net unpaid losses and ALAE, beginning of year	24,044	22,024	26,701
Net losses and ALAE incurred	1,299	6,461	20
Less: Net paid losses and ALAE	3,585	4,441	4,697

Net unpaid losses and ALAE, end of year	21,758	24,044	22,024
Add ceded unpaid losses and ALAE	10,705	12,794	13,333

Gross unpaid losses and ALAE, end of year	$32,463	$36,838	$35,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
6. Reinsurance
The components of the Company’s net premiums written and premiums earned are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Premiums written:
Direct	$1,202,296	$1,078,670	$1,124,881
Assumed from other companies, pools and associations	149,335	19,086	14,080
Ceded to other companies, pools and associations	(185,099)	(228,790)	(220,661)

Net premiums written	$1,166,532	$868,966	$918,300

Premiums earned:
Direct	$1,157,562	$1,108,690	$1,118,526
Assumed from other companies, pools and associations	117,438	18,106	14,053
Ceded to other companies, pools and associations	(190,977)	(232,623)	(224,870)

Premiums earned	$1,084,023	$894,173	$907,709

The components of the Company’s total reinsurance recoverable are summarized as follows:

	At December 31,
	2006	2005
Reinsurance recoverable on unpaid losses and LAE	$1,662,993	$2,040,381
Reinsurance receivable on paid losses and LAE	70,933	69,734

Total reinsurance recoverable	$1,733,926	$2,110,115

The Company actively monitors and evaluates the financial condition of its reinsurers and develops estimates of the uncollectible amounts due from reinsurers. Such estimates are made based on periodic evaluation of balances due from reinsurers, judgments regarding reinsurers’ solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions and the state of reinsurer relations in general and with the Crum & Forster companies in particular. Management attempts to mitigate collection risk from reinsurers by obtaining collateral and by entering into reinsurance arrangements only with reinsurers that have credit ratings and statutory surplus above certain levels. Reinsurance recoverable on the consolidated balance sheets is stated net of reserves for uncollectible reinsurance of $42,777 and $34,441 at December 31, 2006 and 2005, respectively.
At December 31, 2006, the Company had reinsurance recoverable of $1,733,926, due from approximately 280 reinsurers. At such date, the five largest gross reinsurance recoverable balances aggregated $1,054,137, or approximately 61% of the total reinsurance recoverable balance. Application of collateral reduces the unsecured exposure to these five reinsurers to $389,100. The collateral received with respect to these top five reinsurers is in the form of clean, unconditional, irrevocable and evergreen letters of credit in the amount of $38,061, irrevocable trusts in the amount of $440,567 and funds held in the amount of $206,384, with two reinsurers’ collateral exceeding their reinsurance recoverable balances. The letters of credit are in compliance with NAIC regulations and are confirmed by Lloyds TSB Bank which is an NAIC approved bank that is not related to Fairfax or any Fairfax affiliates. The irrevocable trusts are in compliance with NAIC regulations and are principally composed of cash and fixed income securities of various issuers, virtually all of which are investment grade rated securities. None of the issuers of the fixed income securities is related to Fairfax or any Fairfax affiliates. The funds withheld balances are held in the Company’s general account and equal premiums plus interest thereon credited at the rates stipulated in the related reinsurance contracts. There is no limitation on the ability of the Company to access these funds in accordance with the reinsurance agreements. The largest unsecured balance at December 31, 2006 was $166,192 with an unaffiliated company rated A+ by A.M. Best Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Corporate aggregate reinsurance
Crum & Forster’s underwriting results are significantly affected by reinsurance. The Company currently purchases, or has in the past purchased, reinsurance to limit its exposure to loss from any one claim or occurrence (“per risk or per occurrence reinsurance”), from aggregate loss experience for an accident year that exceeds an amount the Company is willing to accept and from adverse development of prior years’ loss and LAE reserves (the latter two types of reinsurance are referred to herein as “corporate aggregate reinsurance”, as distinct from the aforementioned “per risk or per occurrence reinsurance”). The Company’s corporate aggregate reinsurance contracts are of the type commonly referred to as “finite” reinsurance and cover or covered, in varying amounts and on varying terms, accident years 2002 and prior. Per risk or per occurrence reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience, net of the effect of this reinsurance, is generally consistent with the underlying gross loss experience. Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years’ loss and LAE reserves may significantly affect the reported loss experience for a given period in amounts or directions that are not consistent with the loss experience of the underlying policies. The prices paid for corporate aggregate reinsurance may also affect the underwriting expense ratios by reducing the net premiums earned, upon which the ratio is calculated. Therefore, management believes that presenting the Company’s results net of per risk or per occurrence reinsurance but before benefit of corporate aggregate reinsurance generally provides a more accurate portrayal of the actual loss experience of the underlying policies. The Company last entered into a corporate aggregate reinsurance contract in 2001.
Amounts ceded under prospective contracts are recognized, as to premiums, as a reduction of premiums written and earned in the period in which premiums are ceded and, as to losses, as a reduction of incurred losses as the losses are ceded to the reinsurer. Under retroactive contracts, the excess of reinsurance recoverable due from reinsurers pursuant to the contract over premiums paid for coverage is deferred and amortized as a reduction to incurred losses over the expected period of recovery, generally many years, using the interest method. Under both prospective and retroactive contracts, funds held interest, if applicable, is recognized as a reduction of investment income in the period in which the interest is credited to the funds held account.
The effect of prospective and retroactive corporate aggregate reinsurance on components of the Company’s consolidated statements of income is summarized as follows (increase (decrease) in indicated components):

	Years Ended December 31,
	2006	2005	2004
Premiums earned	$—	$—	$(7,595)
Investment income	(8,427)	(19,904)	(30,501)
Losses and LAE	(10,289)	(8,058)	(28,318)

Income before income taxes	$1,862	$(11,846)	$(9,778)

At December 31, 2006, reinsurance recoverable includes $405,151 and $391,825 related to prospective and retroactive corporate aggregate reinsurance contracts, respectively, of which $489,236 has been recognized as a reduction of incurred losses and LAE on the Company’s consolidated statements of income. A summary of these corporate aggregate reinsurance contracts and the amounts of reinsurance recoverable thereunder follows:

2000 accident year prospective aggregate stop loss contract	$37,651
1998 prospective aggregate stop loss contract	367,500	[1]
1998 aggregate stop loss contract amendment	19,248
2001 retroactive adverse development contract for $400,000	372,577
2001 retroactive adverse development contract for $100,000	—	[2]

Total	$796,976

[1]	Includes $389,010 which has been recognized as a reduction of losses and LAE less $21,510 for additional premiums due on retrospectively rated insurance policies that inure to the benefit of the reinsurer. Total amounts recognized as a reduction of losses and LAE include the $389,010 above, $37,651 on the 2000 accident year prospective aggregate stop loss contract and $62,575 of amortization of deferred gains on the retroactive reinsurance contracts.
[2]	Favorable development of the losses covered under this contract resulted in a reduction in the reinsurance recoverable balance from $32,540 at December 31, 2005 to $0 at December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Prospective corporate aggregate reinsurance
An analysis of activity in prospective corporate aggregate reinsurance contracts follows:

	Years Ended December 31,
	2006	2005	2004
Ceded losses and LAE	$—	$—	$9,994
Less: ceded premiums written and earned	—	—	7,595
Less: funds held interest charged to investment income	3,055	4,509	9,190

Income before income taxes	$(3,055)	$(4,509)	$(6,791)

The Company entered into an aggregate stop loss agreement with unaffiliated reinsurers covering accident year 2000, which provided coverage of $118,493 and was fully utilized by the Company at December 31, 2004. This stop loss agreement covered the casualty lines of business. The contract provided 29 loss ratio points of coverage in excess of a loss and ALAE ratio of 66% for covered losses. The contract is on a funds held basis with interest credited at 7.5%. Premiums and losses ceded pursuant to the contract were $7,595 and $9,994, respectively, in 2004 and there were no cessions to the contract in 2005 and 2006. Premiums and losses ceded prior to 2004 were $68,758 and $108,499, respectively. At December 31, 2006 and 2005, the Company had reinsurance recoverable balances of $37,651 and $53,145, respectively, and funds held balances of $33,333 and $45,769, respectively, related to this agreement.
At December 31, 2006, one prospective contract, covering accident years 2000 through 2002, has an unused limit available of $96,272 in the event the net loss and LAE ratio for accident year 2002, before the effect of this contract, exceeds 70%. The subject loss and LAE ratio as valued at December 31, 2006 is 62.4%. No additional premium or funds held interest would be due under this contract upon usage of the remaining limit. Coverage of accident years 2000 and 2001 under this contract has been exhausted and recovered. The reinsurer under this contract is nSpire, a Fairfax affiliate.
Retroactive corporate aggregate reinsurance
An analysis of activity in retroactive corporate aggregate reinsurance contracts follows:

	Years Ended December 31,
	2006	2005	2004
(Decrease) increase in reinsurance recoverable due from reinsurers	$(36,983)	$(26,699)	$117,677
Less: related premiums paid	(33,392)	4,105	56,517

(Decrease) increase in income deferred during the year	(3,591)	(30,804)	61,160
Amortization of deferred income	(12,889)	(8,058)	(18,324)
(Decrease) increase in deferred income	(16,480)	(38,862)	42,836
Deferred income on retroactive reinsurance—beginning of year	184,498	223,360	180,524

Deferred income on retroactive reinsurance—end of year	$168,018	$184,498	$223,360

Funds held interest charged during the year	$5,372	$15,395	$21,311

In 2001, the Company entered into adverse development contracts with two unaffiliated reinsurers. The first contract, covering substantially all lines of business, provides $400,000 of limit in excess of a retention for accident years 2000 and prior, subject to a $200,000 sub-limit on 1998 and prior accident years and an asbestos and environmental sub-limit of $100,000. Premiums are currently based on 35% of amounts ceded plus additional reinsurer margin of $8,000. The contract contains provisions that would increase the premium rate to as high as 62% under conditions that Company management considers unlikely. The contract is on a funds held basis with interest credited at 7%. At December 31, 2006, the Company had ceded cumulative losses of $372,577, which is comprised of $(4,443) in 2006, $6,009 in 2005, $140,565 in 2004 and $230,446 prior to 2004 and paid premiums of $153,307, which is comprised of $(796) in 2006, $4,105 in 2005, $58,056 in 2004 and $91,942 prior to 2004, related to this contract. Of the $27,423 remaining coverage on this contract, less than $1 million is available for asbestos development.
At December 31, 2006 and 2005, the Company had reinsurance recoverable balances of $372,577 and $377,020, respectively, and funds held balances of $206,384 and $193,944, respectively, related to this agreement.
The second contract, covering substantially all lines of business, provides $100,000 of limit in excess of a retention for accident periods prior to August 13, 1998, the date of acquisition of the Company by Fairfax. The contract contains sub-limits relating to asbestos, environmental and latent, construction defect and other losses and is subject to a maximum economic loss provision. Premium for this contract was $32,597. The contract is on a funds held basis with interest credited at 7%. The Company may commute the contract any time the funds held balance is positive. In the fourth quarter of 2006, cessions under this contract were reversed due to favorable loss development of the underlying policies covered by this contract. As a result, the Company reduced the funds held balance to offset amounts due the Company at December 31, 2006, pursuant to the aforementioned commutation provision. At December 31, 2006, the Company had no cumulative ceded losses under this contract and had a return of premium of ($1,539) in 2004 and paid premiums of $34,136 prior to 2004. None of the $100,000 coverage under this treaty is available for asbestos development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
The premiums for both contracts are included in funds held under reinsurance contracts on the consolidated balance sheets, subject to the offset discussed above. The arrangements described above are recorded as retroactive reinsurance, with reinsurance recoverable due from reinsurers in excess of premiums paid for the coverage reflected on the balance sheets as deferred income on retroactive reinsurance. Such deferred income is amortized based on the expected amount and timing of future recoveries, using the interest method. The Company amortized deferred income of $12,889 in 2006, $8,058 in 2005, $18,324 in 2004 and $23,304 prior to 2004. This amortization of deferred income is included as a reduction of losses and LAE in the consolidated statements of income.
In 1998, in connection with the acquisition of the Company by Fairfax, the Company entered into an aggregate stop loss agreement with an unaffiliated reinsurer, which provided coverage of $367,500 in excess of a retention and has been fully utilized by the Company. The contract provided coverage for loss reserve development for accident periods prior to August 13, 1998, the date of acquisition of the Company by Fairfax. The initial premium of $75,000 was paid by the former parent of the Company. This contract is treated as prospective reinsurance. There were no premium cessions to the contract in 2006, 2005 and 2004 and reinsurance recoverable on the contract was $367,500 at both December 31, 2006 and 2005. The Company amended the contract in 2001 to provide an additional $19,248 of coverage for a premium of $7,925, which was recorded in 2001. This contract amendment is treated as retroactive reinsurance and has been fully utilized by the Company. Amortization of deferred income on this amendment is included in the amortization amounts discussed previously.
The reinsurance contracts discussed above were put in place to protect the Company’s surplus while the Company took the steps necessary to improve underwriting results following its acquisition by Fairfax in 1998. The Company has not purchased corporate aggregate reinsurance since 2001 and does not currently have plans to purchase corporate aggregate reinsurance in the future.
For additional information on reinsurance transactions with related parties, see Note 9 to the consolidated financial statements.
7. Long-Term Debt
In 2003, the Company issued $300,000 aggregate principal amount of senior notes (the “Notes”) in a private placement. The Notes, which bear interest payable semi-annually at 10-3/8%, mature on June 15, 2013. The net proceeds from the offering of approximately $290,955 were used to fund an interest escrow account in the amount of approximately $63,115 to make the first four semi-annual interest payments on the Notes and to pay a dividend to Fairfax in the amount of $217,885, with the remainder used to pay related financing costs. The Notes contain certain restrictions on incurrence of additional indebtedness, dividend payments to Fairfax, asset sales and certain transactions with affiliates. In addition, the Company was required by the terms of the Notes to use its best efforts to register the Notes, or similar instruments with substantially the same terms to be exchanged for the Notes, with the SEC. Pursuant to an exchange offer, which was completed on April 20, 2004, the Company issued $300,000 aggregate principal amount of registered notes with substantially the same terms as the Notes, in exchange for all of the outstanding Notes. As required by the terms of the Notes, additional interest of $279 was incurred for the period from December 28, 2003 through April 19, 2004, after which such additional interest was no longer payable on the Notes.
After June 15, 2008, the Company may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below:

2008	105.188%
2009	103.458%
2010	101.729%
2011 and after	100.000%
In addition, the Company must pay accrued and unpaid interest to the date of redemption on the Notes redeemed.
For the years ended December 31, 2006, 2005 and 2004, interest expense on the Notes was $32,986, $32,915 and $33,159 respectively, including additional interest described above, accretion of the discount on the Notes and amortization of related deferred financing costs. At December 31, 2006 and 2005, deferred financing costs in conjunction with the issuance of the Notes totaled $7,465 and $8,626, respectively, and were included in other assets on the consolidated balance sheet. These deferred financing costs are being amortized to interest expense on a straight-line basis over the ten-year duration of the Notes.
The fair value of the long-term debt, determined from quoted market prices, was $326,250 and $315,750, respectively, at December 31, 2006 and 2005.
Concurrent with the issuance of the Notes, the Company entered into a non-interest bearing standby credit agreement, subordinate to the Notes, whereby Fairfax agreed, under certain conditions, to lend up to $40,000 to Crum & Forster in order to meet certain corporate obligations. Borrowings under this agreement, if any, are due in June 2018. Through December 31, 2006, there have been no borrowings under this agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
8. Income Taxes
The components of income tax expense are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Current	$225,250	$74,518	$28,479
Deferred	(69,094)	(9,198)	(23,963)

Total income tax expense	$156,156	$65,320	$4,516

Deferred income taxes reflect the income tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by income tax laws and regulations. The deferred income tax expense above does not include $7,087, $9,258 and $6,719 in 2006, 2005 and 2004 respectively, of income taxes, which are included in equity in earnings of investees, net of tax, on the consolidated statements of income. Total deferred income tax (benefit) expense in 2006, 2005 and 2004 was $(62,007), $60 and $(17,244) respectively.
Components of deferred income tax assets and liabilities are summarized as follows:

	At December 31,
	2006	2005
Deferred tax assets:
Investments	$60,550	$6,105
Deferred income on retroactive reinsurance	58,807	64,575
Net operating loss carryforwards	57,584	44,950
Unpaid losses and LAE	53,624	54,285
Unearned premiums	41,357	35,581
Unrealized net depreciation of investments and currency translation	19,881	—
Employee benefit plans	13,772	11,576
Other	18,199	18,246

Deferred tax assets	323,774	235,318

Deferred tax liabilities:
Unrealized net appreciation of investments and currency translation	—	28,807
Deferred policy acquisition costs	29,387	24,783
Other	8,485	6,521

Deferred tax liabilities	37,872	60,111

Total net deferred tax assets	$285,902	$175,207

Deferred tax assets of $60,550 at December 31, 2006 attributed to investments above include the effects of undistributed income of foreign investments. At December 31, 2006, the Company had net operating and other loss carryforwards of approximately $164,526. These will expire between 2009 and 2026. Based on projections of estimated future operations, management expects the deferred income tax asset to be recovered from taxable income in future years.
A reconciliation of income taxes at the statutory federal income tax rate to the Company’s tax expense is presented below:

	Years Ended December 31,
	2006		2005		2004
		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income
Income taxes computed on pre-tax operating income	$159,347	35.0%	$71,422	35.0%	$5,682	35.0%
(Decrease) increase in income taxes resulting from:
Dividends received deduction and tax-exempt income	(3,264)	(0.7)	(3,903)	(1.9)	(1,861)	(11.5)
Prior year audit adjustment	—	—	(1,653)	(0.8)	—	—
Other, net	73	—	(546)	(0.3)	695	4.3

Total income tax expense	$156,156	34.3%	$65,320	32.0%	$4,516	27.8%

Income tax expense shown on the consolidated statements of income excludes $7,087, $9,258 and $6,719 of deferred income taxes on equity in earnings of investees in 2006, 2005 and 2004, respectively. Total income tax expense in 2006, 2005 and 2004, inclusive of these amounts, was $163,243, $74,578 and $11,235, respectively, and the related effective tax rate was 34.3%, 32.4% and 31.7% respectively.
Included in accounts payable and other liabilities on the consolidated balance sheets at December 31, 2006 and 2005, respectively, is $41,230 and $0 in respect of current income taxes payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
9. Related Party Transactions
Reinsurance
The Company and its subsidiaries have entered into various reinsurance arrangements with related parties. The approximate amounts by which income, expense, assets and liabilities are increased (decreased) in the consolidated financial statements, with respect to reinsurance assumed and ceded, are summarized as follows:

	At December 31,
	2006	2005	2004
Statements of income:
Net premiums written	$92,472	$(52,895)	$(50,229)
Premiums earned	$56,990	$(54,575)	$(49,571)
Losses and LAE	$31,338	$(130,596)	$(50,235)

Balance sheets:
Premiums receivable	$7,249	$136
Reinsurance recoverable from affiliates	$254,595	$304,033
Prepaid reinsurance premiums	$9,611	$11,199
Unpaid losses and LAE	$52,193	$6,858
Unearned premiums	$33,958	$64
Accounts payable and other liabilities	$8,779	$18,855
The increase in premiums written and earned in the year ended December 31, 2006, as compared to the prior two years, is principally due to the assumption of the Fairmont business. For further details see Note 1 to the consolidated financial statements. The decrease in losses ceded in the year ended December 31, 2006, as compared to 2005 and 2004, is primarily due to the aforementioned assumption of the Fairmont business and lower losses ceded in respect of hurricanes.
In the normal course of business, nSpire, a Fairfax affiliate, participates in reinsurance agreements covering substantially all reinsured lines of business. For the years ended December 31, 2006, 2005 and 2004, the Company ceded to nSpire premiums of $35,515, $44,301 and $43,750, respectively. The Company had reinsurance recoverable of $71,905 and $110,987 at December 31, 2006 and 2005, respectively, related to these reinsurance agreements. In 2006, the decrease in reinsurance recoverable balances due from nSpire is primarily due to collections made on the 2005 and 2004 hurricanes as well as mild hurricane activity in 2006. Pursuant to the terms of the reinsurance agreements between nSpire and the Company, nSpire, as a foreign reinsurer, is required to collateralize in full reinsurance balances due to the Company. The recoverable from nSpire is collateralized by irrevocable trusts in compliance with NAIC regulations. There are no regulatory or other restrictions on payments to the Company from nSpire. In 2006, upon renewal of the Company’s fidelity and umbrella treaties, Wentworth Insurance Company Ltd. (“Wentworth”), a Fairfax affiliate, participated in these reinsurance agreements in lieu of nSpire. During the year ended December 31, 2006, the Company ceded premiums of $1,574 to Wentworth and had a reinsurance recoverable balance of $112 at December 31, 2006.
The Company entered into an aggregate stop loss agreement covering accident years 2000 through 2002. For accident years 2002 and 2001, nSpire is the direct reinsurer. Accident year 2000 was fronted by a third party reinsurer that retroceded the liability in full to nSpire on the same terms and conditions as if nSpire were the direct reinsurer. The 2000 accident year was exhausted in 2000 and recovered in full in 2004. The Company retains an ultimate net loss of up to 70% of net premiums earned in 2002 and 73% in 2001. Accident years 2002 and 2001 are subject to a per-term maximum recovery of $96,272 and $94,195 respectively. Pursuant to the agreement, the Company ceded premiums of $32,091 and $31,398 for accident years 2002 and 2001, respectively. At December 31, 2006 and 2005, no losses were ceded to nSpire under this contract for accident year 2002.
In the normal course of business, the Company has several reinsurance agreements in effect with Odyssey America Reinsurance Corporation (“Odyssey America”) and its subsidiaries, affiliates of Fairfax. Under these agreements, Odyssey America participates on contracts covering substantially all reinsured lines of business. For the years ended December 31, 2006, 2005 and 2004, the Company ceded $2,911, $8,879 and $7,247, respectively, in premiums to Odyssey America and had reinsurance recoverable of $16,499 and $35,626 at December 31, 2006 and 2005, respectively, under these reinsurance agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Reinsurance recoverable from TIG Insurance Company (“TIG”) totaled $137,514 and $142,516 at December 31, 2006 and 2005, respectively. TIG is domiciled in California and cessions to domestic insurance companies do not require collateral to be recognized for statutory reporting purposes. The Company has considered several factors in assessing the collectibility of reinsurance recoverable balances from TIG. TIG is a runoff company with a B+ (stable) financial strength rating from A.M. Best, a financial strength rating of BB (negative) from Standard and Poor’s and BB+ (stable) from Fitch, all nationally recognized rating agencies. TIG is a sizable regulated entity with policyholders’ surplus of $683,376 at December 31, 2006 and is subject to periodic independent examination by the California Insurance Department. TIG also had short-term liquidity represented by cash and short-term investments of $405,058 at December 31, 2006. The Company has thirteen years of experience with TIG, during which the balances due from TIG have declined from approximately $267,000 to $137,514 at December 31, 2006, principally through settlement of underlying claims. There are no regulatory or other restrictions on payments to the Company from TIG.
A former parent of the Company required the transfer of a number of policies and related assets and liabilities among insurance companies controlled by the former parent, effective through assumption and indemnity reinsurance agreements. The assuming parties were required to seek novation of certain policies. At December 31, 2006 and 2005, amounts recoverable from TIG included $119,935 and $122,321, respectively, related to these policies, which were not novated.
Effective March 1, 1999, the Company entered into a reinsurance agreement with Fairmont Specialty Insurance Company (“Fairmont”, formerly Ranger Insurance Company), a subsidiary of Fairfax, covering 100% of policies that are classified as excess liability for public entities and that incept, renew, have an anniversary date or come into effect on or after March 1, 1999. This business was produced by an agency affiliate of Fairmont. Effective June 30, 2002, this agreement was terminated and a new agreement was signed with TIG covering the same business, at substantially the same terms. The new agreement covers policies written on or after July 1, 2002. The agreement was terminated effective September 1, 2003. At December 31, 2006 and 2005, the Company had reinsurance recoverable of $27,388 and $14,897, respectively, from Fairmont, and $14,307 and $16,429, respectively, from TIG, related to these agreements.
Effective February 1, 2002, the Company entered into an arrangement with TIG whereby the Company issued policies on behalf of TIG totaling $22,923 in gross premiums written. The Company entered into reinsurance agreements under which approximately 30% of the total risk under these policies was ceded to TIG with the remaining 70% ceded to third party reinsurers. This arrangement with TIG was terminated as of June 30, 2002. At December 31, 2006 and 2005, the Company had reinsurance recoverable of $3,272 and $3,766, respectively, from TIG related to this agreement.
Effective January 1, 2001, the Company entered into a reinsurance agreement with Lombard General Insurance Company of Canada (“Lombard”), an affiliate of Fairfax, under which the Company has agreed to reinsure 100% of the surety business of Lombard underwritten by the Company. For the years ended December 31, 2006, 2005 and 2004, the Company assumed $98, $340 and $788, respectively, in premiums from Lombard. At December 31, 2006 and 2005, the Company had $1,002 in reserves for this assumed business.
Effective January 1, 2006, the Company, in connection with its assumption of the Fairmont business, entered into a reinsurance agreement with Markel Insurance Company of Canada (“Markel”), a subsidiary of Fairfax, under which the Company has agreed to provide commercial auto coverage to U.S. or Canadian domiciled companies, for which Markel has written the Canadian auto coverage business, and to cede 100% of the coverage provided by the Company to Markel. During the year ended December 31, 2006, the Company ceded premiums of $1,175 to Markel and had a reinsurance recoverable balance of $285 at December 31, 2006.
Advent Syndicate 780 (“Syndicate 780”), which is managed by Advent, a Fairfax affiliate, is a participant on the Company’s property catastrophe treaty with a 2% share up to certain limits. For the years ended December 31, 2006 and 2005, the Company ceded premiums of $769 and $821, respectively, to Syndicate 780 and had reinsurance recoverable balances of $890 and $3,076 at December 31, 2006 and 2005, respectively.
Investment agreements and related party transactions
The Company and its subsidiaries have entered into agreements with Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”), a wholly-owned subsidiary of Fairfax, for investment management services, and with Fairfax for investment administration services. Pursuant to the agreements, fees, based upon assets under management, totaled $17,528, $13,924 and $7,606 for the years ended December 31, 2006, 2005 and 2004, respectively, and were included as investment expenses in the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
In December 2006, the Company acquired from TIG approximately 42 million additional units of a special purpose trust which contains U.S. Treasury strips and fixed income securities for cash consideration of $63,587. The Company owned approximately 46.5% of this special purpose trust at December 31, 2006.
In September 2005, the Company completed the sale of 271,000 shares of common stock of a publicly traded pharmaceutical company to Fairfax affiliates at the prevailing market price of $27.50 per share. The Company received net proceeds of $7,439 from the transaction, resulting in a pre-tax realized loss of $2,561.
In December 2004, the Company sold corporate fixed income securities with a face value of $62,500 to various affiliates of Fairfax. The bonds were sold at fair market value ($52,292 in the aggregate) and the Company realized a gain on these transactions of $12,114.
Other agreements
Under an agreement effective July 1, 2000, the Company appointed RiverStone Claims Management LLC (“RiverStone”), a wholly-owned subsidiary of Fairfax, as its claims manager to handle its asbestos, environmental, other latent and construction defects claims. During 2006, the parties decided to terminate the arrangement effective December 31, 2006. The Company established a specialized unit for managing asbestos, environmental and other latent claims and all open matters were transferred to the new unit by year-end. The expense incurred for RiverStone’s claims services was $3,600 for each of the years ended December 31, 2006, 2005 and 2004. In 2006, additional expenses of $390 and $12 were incurred for claim file legal expense reviews and overhead costs related to the transitioning of files, respectively. The Company also engages RiverStone on a contingent basis to assist in reinsurance commutation negotiations. The fees for such services were $101, $58 and $5 in 2006, 2005 and 2004, respectively.
Under an agreement effective January 1, 2006, US Fire provides underwriting, administration, financial and claims services for the business of Fairmont Premier Insurance Company, Fairmont Specialty Insurance Company and Fairmont Insurance Company, affiliates of Fairfax. The fees billed for such services were $13,043 in 2006.
Fairfax purchases insurance coverage on behalf of its affiliates, including comprehensive crime, insurance companies’ professional liability, directors’ and officers’ liability and company reimbursement, employment practices liability, fiduciary liability and special accident insurance. The Company’s share of the expense incurred for this coverage was $1,534, $1,417, and $1,396 for the years ended December 31, 2006, 2005 and 2004, respectively.
Under an agreement effective September 1, 2001, US Fire obtains certain information technology services, including production and operations support and systems development, on a non-exclusive basis from Fairfax Information Technology Services, Inc. (“FITS”), a wholly-owned subsidiary of Fairfax. Payments for these services, including billings for services subcontracted by FITS to other vendors, for the years ended December 31, 2006, 2005 and 2004 were $33,125, $22,980 and $26,401, respectively. The 2006 increase primarily reflects additional services performed by FITS that were previously purchased from an unaffiliated vendor, as well as additional services in support of the Fairmont business. Of such fees, $29,158, $19,243 and $21,001 were charged directly to expense for 2006, 2005 and 2004, respectively. The remaining $3,967, $3,738 and $5,400 were software license fees capitalized in 2006, 2005 and 2004, respectively. The Company amortizes such fees over a five-year period beginning on the date the software is placed in service. In 2006, 2005 and 2004, software license amortization of $3,287, $2,019 and $2,576, respectively, was charged to operations, and $18,981 and $18,036 were included in other assets for the years ended December 31, 2006 and 2005, respectively.
In addition, FITS entered into an agreement with the Company effective January 1, 2001 pursuant to which FITS is provided certain management and general services by the Company. Under this agreement, the Company billed $139, $145 and $49 for the years ended December 31, 2006, 2005 and 2004, respectively.
Effective January 1, 2000, the Company entered into a service agreement with TIG to obtain certain services relating to issuing policies and handling claims. Payments for these services were $0, $18 and $113 for the years ended December 31, 2006, 2005 and 2004, respectively. This agreement was terminated in 2006.
The Company receives income from subleases of office space to Fairfax affiliates. Sublease income received from affiliates in 2006, 2005 and 2004 amounted to $235, $477 and $399, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
The Company receives loss adjustment services from Cunningham Lindsey U.S., Inc., an affiliate of Fairfax. Expenses incurred for these services were $213, $33 and $64 for the years ended December 31, 2006, 2005 and 2004, respectively.
Included in accounts payable and other liabilities at December 31, 2006 and 2005 are amounts payable to Fairfax and affiliates of $13,841 and $8,564, respectively, principally related to Hamblin Watsa investment management fees and FITS fees. Included in assets at December 31, 2006 and 2005 are amounts receivable from Fairfax and affiliates of $839 and $306, respectively.
Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.
10. Employee Benefits
The Company sponsors a qualified defined contribution plan pursuant to sections 401(k) and 401(a) of the Internal Revenue Code for which all employees are eligible after completing one hour of service. The Company makes an annual contribution equal to 3% of base salary and a matching contribution equal to one-half of each employee’s contribution up to the first 6% of base salary. Certain employees also have the opportunity to participate in a non-qualified plan that permits contributions that would otherwise be limited by IRS regulations. Total defined contribution plan expense was $4,495, $3,671 and $3,154 for the years ended December 31, 2006, 2005 and 2004, respectively.
The Company provides postretirement health care and life insurance benefits to certain retired employees. Medical benefits are provided to employees who were at least age 50 on January 1, 1994, and upon retirement are at least age 55 and have at least 15 years of service. Employees hired before August 1, 1990 are eligible for retiree life insurance coverage based on defined age, service and salary criteria.
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit pension or other postretirement plan as an asset or liability in their balance sheets and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income, effective for fiscal years ending after December 15, 2006. The Company adopted SFAS 158 effective December 31, 2006. In addition, SFAS 158 also requires companies to measure the funded status of the plan as of the date of their fiscal year end, with limited exceptions, effective for fiscal years ending after December 15, 2008. The Company uses a December 31 measurement date for its postretirement health care and life insurance plans and is therefore not affected by this provision. The adoption of SFAS 158 did not materially affect the Company’s financial position at December 31, 2006.
A reconciliation of the changes in the postretirement plans’ benefit obligation, fair value of assets, a statement of the funded status and accrued benefit cost is presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

	At December 31,
	2006	2005
Changes in benefit obligation:
Benefit obligation at beginning of year	$11,398	$13,599
Service cost	1	—
Interest cost	591	645
Plan participants’ contributions	1,298	1,321
Actuarial gain	(18)	(1,533)
Benefits paid	(2,324)	(2,634)

Benefit obligation at end of year	$10,946	$11,398

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	1,026	1,313
Plan participants’ contributions	1,298	1,321
Benefits paid	(2,324)	(2,634)

Fair value of assets at end of year	$—	$—

Funded status of the plan at end of year	$(10,946)	$(11,398)

Unrecognized net actuarial gain	—	(4,456)
Unrecognized transition obligation	—	5,086

Liability for post retirement benefit obligation recorded in the balance sheet	$(10,946)	$(10,768)

Amounts recognized in accumulated other comprehensive income consist of:

At December 31,
2006
Net actuarial gain	$4,186
Transition obligation	(4,270)

Total	$(84)

The components of net periodic benefit cost are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Service cost	$1	$—	$1
Interest cost	591	645	839
Amortization of transition obligation	817	817	817
Recognized net actuarial gain	(288)	(327)	(146)

Net periodic benefit cost	$1,121	$1,135	$1,511

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 5.5% at December 31, 2006 and 2005. For purposes of measuring the accumulated postretirement benefit obligation at December 31, 2006, the health care cost trend rates are assumed to decline gradually from 10.0% in 2006 to 5.0% in 2012 and thereafter for all participants. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2006 by $1,414, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2006 by $74.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2006 by $1,058, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2006 by $55. The Company’s expected contribution to the Plan in 2007 is $1,144.
The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was enacted in December 2003, introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.
At December 31, 2006, the future benefit payments through 2016, net of estimated participant contributions, are expected to be as follows:

	Including	Excluding
	Medicare	Medicare
	Subsidy	Subsidy
2007	$1,144	$1,542
2008	$1,139	$1,554
2009	$1,109	$1,540
2010	$1,055	$1,496
2011	$974	$1,416
2012 - 2016	$4,384	$5,463
The Company has established a long-term incentive plan (“LTIP”) for certain employees who hold senior management or officer positions. The LTIP provides for the award of phantom stock, the value of which is based on the book value of the Company, that will fully vest on January 1, 2009. LTIP expense of $4,112, $2,629 and $2,000 for the years ended December 31, 2006, 2005 and 2004, respectively, is included in the consolidated statements of income.
Certain employees of the Company have been granted shares of restricted common stock of Fairfax under the Fairfax Financial 1999 Restricted Share Plan. The restricted stock vests over periods ranging from five to ten years. Restricted stock expense of $633, $431 and $1,048 for the years ended December 31, 2006, 2005 and 2004, respectively, is included in the consolidated statements of income.
All employees of the Company are eligible to participate in the Fairfax Financial Holdings Limited Employee Share Ownership Plan (the “Plan”). The Plan provides an opportunity to purchase Fairfax subordinate voting shares through a combination of employee and company contributions. Employees may elect to contribute from 1% to 10% of base salary through regular payroll deductions, and the Company is required to make matching contributions equal to 30% of the employee contributions. In addition, the Company is required to make an annual contribution equal to 20% of employee contributions upon Fairfax and the Company achieving certain financial objectives. The Plan expense of $165, $118 and $93 for the years ended December 31, 2006, 2005 and 2004, respectively, is included in the consolidated statements of income.
11. Commitments and Contingencies
The Company and its subsidiaries lease office space and equipment under non-cancelable operating leases. These include a 20-year lease for the Company’s home office which expires on December 31, 2022 and has minimum lease payments remaining of $48,565. Minimum annual rentals are summarized as follows:

2007	$12,566
2008	10,963
2009	9,286
2010	7,856
2011	6,260
2012 and thereafter	37,059

Total minimum annual rentals	$83,990

The amounts above are reduced by space subleased to other companies in the aggregate amount of $258.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
Rental expense, before sublease income, under these operating leases was $14,318, $14,470 and $12,325 in 2006, 2005 and 2004, respectively. The Company recognized $601, $1,160 and $1,821 in 2006, 2005 and 2004, respectively, from subleases.
The Company has purchased structured settlement annuities from various insurance companies in order to settle certain claim liabilities. Should these other companies become unable to make the annuity payments, the Company would be liable. The value of these annuities included in reinsurance recoverable in the consolidated balance sheets at December 31, 2006 and 2005 was approximately $147,190 and $152,521, respectively. Approximately 79% of this balance is due from insurance companies rated A- or better by A.M. Best Company.
On September 7, 2005, Fairfax announced that it had received a subpoena from the SEC requesting documents regarding any non-traditional insurance or reinsurance transactions entered into or offered by Fairfax and the entities in its consolidated group, which includes the Company. The U.S. Attorney’s Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena and is participating in the investigation of these matters. Fairfax and entities in its consolidated group are cooperating fully with these requests. Fairfax and certain of the entities in its consolidated group, including the Company, have prepared presentations and provided documents to the SEC and the U.S. Attorney’s Office, and employees of Fairfax and certain of the entities in its consolidated group, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s Office. The Company is cooperating fully in addressing its obligations under this subpoena. This inquiry is ongoing and the Company continues to comply with requests from the SEC and the U.S. Attorney’s office. At the present time, the Company cannot predict the outcome of these matters, or the ultimate effect on the Company’s consolidated financial statements, which effect could be material and adverse. No assurance can be made that the Company will not be subject to further requests or other regulatory proceedings of a similar kind.
Crum & Forster Holdings Corp. and US Fire, among numerous other insurance company and insurance broker defendants, have been named as defendants in a class action suit filed by policyholders alleging, among other things, that the defendants used the contingent commission structure to deprive policyholders of free competition in the market for insurance. The action is pending in the U.S. District Court for the District of New Jersey. Plaintiffs seek certification of a nationwide class consisting of all persons who between August 26, 1994 and the date of class certification engaged the services of any one of the broker defendants and who entered into or renewed a contract of insurance with one of the insurer defendants. In October 2006, the court partially granted defendants’ motion to dismiss the plaintiffs’ complaint, subject to plaintiffs’ filing an amended statement of their case. Plaintiffs thereafter filed their “supplemental statement of particularity” and amended case statement. In response, defendants filed a renewed motion to dismiss. That motion will be argued before the court in March 2007. Crum & Forster Holdings Corp. and US Fire continue to vigorously defend the action.
In the ordinary course of their business, Crum & Forster’s subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances and are subject to related coverage litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change. Currently, it is not possible to predict judicial and legislative changes and their impact on the future development of asbestos and environmental claims and litigation. This trend will be affected by future court decisions and interpretations, as well as changes in applicable legislation and the possible implementation of a proposed federal compensation scheme for asbestos-related injuries. As a result of these uncertainties, additional liabilities may arise for amounts in excess of current reserves for asbestos, environmental and other latent exposures. These additional amounts, or a range of these additional amounts, cannot currently be reasonably estimated. As a result of these claims, management continually reviews required reserves and reinsurance recoverable. In each of these areas of exposure, the Company litigates individual cases when appropriate and endeavors to settle other claims on favorable terms.
The Company’s subsidiaries are involved in various lawsuits and arbitration proceedings arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company’s consolidated net income, financial position or liquidity. However, it should be noted that the frequency of large damage awards in some jurisdictions, including punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs, continues to create the potential for an unpredictable judgment in any given matter.
12. Dividend Restrictions, Statutory Information and Capitalization
The Company’s insurance subsidiaries are subject to state regulatory restrictions that limit the maximum amount of dividends they can pay to the Company. These regulations vary by state. The restrictions are generally based on the net income, investment income and policyholders’ surplus of each insurance company, and further provide that the payment of dividends must be from the earned policyholders’ surplus of the insurance company. Any payment of dividends above the regulatory limits is subject to the approval of the Insurance Commissioner in the state of domicile.
The Company’s insurance subsidiaries are domiciled in the states of Delaware, New Jersey, New York and Arizona. In December 2003, US Fire and CF Indemnity changed their state of domicile from New York to Delaware. The maximum dividend that could be paid by the insurance companies to the Company in 2007, without prior regulatory approval, is $138.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
The combined statutory basis net income and policyholders’ surplus of Crum & Forster’s insurance subsidiaries are presented below:

	Years Ended December 31,
	2006	2005	2004
Net income	$253,324	$151,924	$74,556
Policyholders’ surplus	$1,406,822	$1,313,988	$1,206,547
GAAP differs in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company’s insurance subsidiaries. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future.
The principal differences between statutory policyholders’ surplus and shareholder’s equity determined in accordance with GAAP relate to accounting for deferred gains on retroactive insurance, unrealized gains and losses on fixed income securities, deferred policy acquisition costs and deferred federal income taxes. Under the Codification of Statutory Accounting Principles adopted by the NAIC in 1998, US Fire’s state of domicile had granted a permitted accounting practice to treat Zenith, a former affiliate of the Company, as a non-affiliated investment based on the absence of control by US Fire. During 2006, the Company disposed of its investment in Zenith, which resulted in the same impact to statutory surplus for this permitted accounting practice as if prescribed accounting practice had been applied. This permitted practice had no effect on statutory surplus at December 31, 2005 and increased statutory surplus by $11,305 at December 31, 2004 over what it would have been had prescribed accounting practice been followed.
13. Segment Reporting
The Company operates in the commercial property and casualty insurance business. Premiums earned for the Company’s lines of business are summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Workers’ compensation	$278,761	$285,775	$282,388
Property	246,255	151,578	187,177
General liability	227,740	203,703	198,993
Commercial automobile	203,862	186,601	174,416
Commercial multi-peril	61,885	45,653	42,833
Other	65,520	20,863	21,902

Total premiums earned	$1,084,023	$894,173	$907,709

The losses and LAE and losses and LAE ratios of the Company’s lines of business, as estimated at the respective year-end, are summarized as follows:

	Years Ended December 31,
	2006		2005		2004
Accident year loss and LAE ratios:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Workers’ compensation	$200,242	71.8%	$211,027	73.8%	$204,938	72.6%
Property	187,773	76.3%	170,852	112.7%	181,010	96.7%
General liability	150,810	66.2%	140,650	69.0%	151,606	76.2%
Commercial automobile	147,116	72.2%	118,624	63.6%	118,635	68.0%
Commercial multi-peril	36,785	59.4%	26,989	59.2%	25,684	60.0%
Other	39,515	60.3%	15,927	76.2%	10,385	47.4%

Total accident year losses and LAE	762,241	70.3%	684,069	76.5%	692,258	76.3%
Prior years’ loss development	(96,162)	(8.8)	(68,564)	(7.7)	69,254	7.6

Calendar year losses and LAE	$666,079	61.5%	$615,505	68.8%	$761,512	83.9%

The Company does not allocate investment results or certain corporate expenses for purposes of evaluating financial performance of each line of business. For additional information on current accident year losses and prior years’ development, see Note 4 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
14. Accounting Adjustments in Respect of Certain Investments Related to Prior Periods
During the second and third quarters of 2006, the Company identified and recorded certain adjustments associated with its accounting for investments. The adjustments relate principally to four areas: (i) equity method accounting — the Company did not properly reflect adjustments to realized investment gains and losses reported by equity method investees arising from basis differences associated with initial purchases or changes in ownership percentages. These adjustments relate principally to the Company’s investments in Northbridge and HWIC; (ii) partnership accounting — several of the Company’s partnership interests were recorded on the equity method of accounting pursuant to Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, even though the Company did not have the ability to exercise significant influence over the investees. In such circumstances, the Company should have retained the investment company accounting of the investees; (iii) embedded derivatives mark-to-market — the Company did not properly reflect the mark to market through earnings of derivative features embedded in convertible securities pursuant to SFAS 133. Several of the Company’s equity investees also held the same or similar securities with embedded derivatives. The Company determined that the investees also did not properly bifurcate their investments, which required adjustments to the Company’s financial statements; and (iv) valuation of an affiliated equity method investee — the Company did not correctly reflect the carrying value of its 1.4% ownership interest in TRG in 2002, pursuant to guidance in SFAS No. 141, Business Combinations.
Management evaluated the financial impact of these accounting adjustments in accordance with SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which considers the effect of misstatements from both a balance sheet and income statement perspective, and concluded that the effect both individually and in the aggregate was not material to any prior period consolidated financial statements and accordingly, prior period consolidated financial statements were not restated. The Company recorded cumulative adjustments in the second and third quarters. The net effect of the adjustments recorded in the third quarter was a charge to investment income for the three months ended September 30, 2006 of $6,962 pre-tax ($4,525 after-tax). The net effect of the adjustments recorded in the second quarter was a charge to net income for the three months ended June 30, 2006 of $5,678 pre-tax ($3,691 after- tax). Of the $5,678 pre-tax charge, $4,255 was recorded as a charge to realized investment gains, $3,534 ($2,297 after-tax) was recorded as a charge to equity in earnings of investees (including $456 of previously waived immaterial adjustments) and $2,111 was recorded as an increase to investment income on the consolidated statements of income.
The cumulative charge to net income in the year ended December 31, 2006 was $3,089 pre-tax ($2,008 after- tax) for these adjustments. Of the $3,089 pre-tax charge, $4,255 was recorded as a charge to realized investment gains, $3,534 was recorded as a charge to equity in earnings of investees (including $456 of previously waived immaterial adjustments) and $4,700 was recorded as an increase to investment income on the consolidated statements of income. Additionally, the Company recorded a $7,369 increase to accumulated other comprehensive income, net of tax, that together with the aforementioned $2,008 charge to net income, resulted in a $5,361 increase in shareholder’s equity.
15. Quarterly Financial Data
The Company’s quarterly financial data is summarized in the table below. This quarterly financial data is unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the results of operations for such periods have been made.

	Three Months Ended
	(Unaudited)
	December 31,		September 30,		June 30,		March 31,
	2006[3]	2005	2006	2005	2006	2005	2006	2005
Premiums earned	$292,845	$228,741	$279,631	$191,898	$264,828	$241,980	$246,719	$231,554
Investment income[1,2]	$50,399	$28,124	$72,514	$59,547	$109,014	$98,363	$181,140	$55,727
Losses and LAE[3]	$124,929	$129,703	$190,457	$169,632	$181,681	$162,537	$169,012	$153,633
Net income[2,3]	$82,272	$43,081	$45,865	$6,101	$67,783	$67,199	$116,363	$39,555

Combined ratio[3]	71.0%	82.5%	97.4%	122.3%	98.5%	94.7%	97.0%	93.9%

[1]	Investment income includes realized investment gains and losses and pre-tax equity in earnings of investees.
[2]	Includes adjustments described in Note 14 to the consolidated financial statements.
[3]
Based on its loss reserves review as of September 30, 2006, the Company recognized approximately $71.5 million ($46.5 million after-tax) of favorable loss and LAE development in the fourth quarter of 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
16. Subsequent Events
On March 29, 2007 and May 29, 2007, the Company paid cash shareholder dividends to Fairfax of $61.0 million and $30.0 million, respectively.
On May 7, 2007, the Company issued pursuant to a private offering (the “Offering”) $330.0 million aggregate principal amount of 7-3/4% senior notes due May 1, 2017 (the “2017 Notes”) at an issue price of 100%. The 2017 Notes are redeemable at the option of the Company beginning May 1, 2012, at prices set forth in the indenture governing the 2017 Notes. Net proceeds of the Offering to the Company, after commissions and expenses, were approximately $325.1 million. In connection with the sale of the 2017 Notes, the Company entered into a registration rights agreement under which the Company agreed to use its reasonable best efforts to register with the Securities and Exchange Commission notes having substantially the same terms as the 2017 Notes, as part of an offer to exchange freely tradeable exchange notes for the 2017 Notes.
On May 21, 2007, the Company completed a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding $300.0 million aggregate principal amount of 10-3/8% senior notes due June 15, 2013 (the “2013 Notes”). In conjunction with the Tender Offer, the Company entered into a supplemental indenture eliminating substantially all restrictive covenants and certain event of default provisions contained in the indenture under which the 2013 Notes were issued. Pursuant to the Tender Offer, all but $4.3 million aggregate principal amount of the 2013 Notes were purchased and cancelled. The Company paid total consideration of approximately $325.7 million to purchase the 2013 Notes tendered and, in addition, paid accrued and unpaid interest of approximately $12.1 million. The Company funded payment for the purchase of the 2013 Notes with proceeds from the sale of the aforementioned 2017 Notes and available cash on hand.

PART I
FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
(Unaudited)

	March 31,	December 31,
	2007	2006
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $2,050,114 and $2,087,065 in 2007 and 2006, respectively)	$1,926,729	$1,984,242
Equity securities, at fair value (cost of $668,479 and $640,880 in 2007 and 2006, respectively)	693,341	667,718
Other invested assets	356,304	357,849
Hybrid financial instruments, at fair value	144,763	—
Short-term investments at cost, which approximates fair value	51,143	14,130

Total investments	3,172,280	3,023,939
Cash and cash equivalents	217,929	366,743
Assets pledged for short-sale obligations	532,990	535,594
Accrued investment income	19,750	34,581
Premiums receivable	240,235	249,913
Reinsurance recoverable	1,437,911	1,479,331
Reinsurance recoverable from affiliates	256,896	254,595
Prepaid reinsurance premiums	23,846	25,430
Deferred income taxes	283,509	285,902
Deferred policy acquisition costs	82,730	83,964
Other assets	84,595	103,562

Total assets	$6,352,671	$6,443,554

LIABILITIES
Unpaid losses and loss adjustment expenses	$3,364,042	$3,371,549
Unearned premiums	563,338	576,182
Funds held under reinsurance contracts	244,124	243,316
Accounts payable and other liabilities	252,144	298,101
Deferred income on retroactive insurance	164,631	168,018
Short-sale obligations	400,685	400,163
Long-term debt	293,359	293,170

Total liabilities	5,282,323	5,350,499

Commitments and contingencies (Note 7)

SHAREHOLDER’S EQUITY
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	—	—
Additional paid-in capital	740,993	740,993
Accumulated other comprehensive loss, net of tax	(51,985)	(36,978)
Retained earnings	381,340	389,040

Total shareholder’s equity	1,070,348	1,093,055

Total liabilities and shareholder’s equity	$6,352,671	$6,443,554

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands)
(Unaudited)

	Three Months
	Ended March 31,
	2007	2006
REVENUES
Premiums earned	$293,707	$246,719
Investment income	35,413	56,458
Realized investment gains	14,474	121,822

Total revenues	343,594	424,999

EXPENSES
Losses and loss adjustment expenses	193,460	169,012
Policy acquisition costs	42,977	31,233
Other underwriting expenses	41,777	39,025
Interest expense	8,260	8,241
Other (income) expense	(775)	2,664

Total expenses	285,699	250,175

Income before income taxes and equity in earnings of investees	57,895	174,824
Income tax expense	19,407	60,320

Income before equity in earnings of investees	38,488	114,504
Equity in earnings of investees, net of tax	4,365	1,859

NET INCOME	$42,853	$116,363

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
COMMON STOCK
Balance, beginning and end of period	$—	$—

ADDITIONAL PAID-IN CAPITAL
Balance, beginning and end of period	740,993	740,993

ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX
Balance, beginning of period	(36,978)	53,443
Cumulative effect of adoption of Statement of Financial Accounting Standards No. 155	(10,447)	—
Unrealized investment losses, net of transfers to realized investment gains and losses	(5,539)	(88,775)
Foreign currency translation	979	262

Balance, end of period	(51,985)	(35,070)

RETAINED EARNINGS
Balance, beginning of period	389,040	166,757
Cumulative effect of adoption of Statement of Financial Accounting Standards No. 155	10,447	—
Net income	42,853	116,363
Dividend to shareholder	(61,000)	(80,000)

Balance, end of period	381,340	203,120

TOTAL SHAREHOLDER’S EQUITY	$1,070,348	$909,043

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
NET INCOME	$42,853	$116,363

Change in components of other comprehensive loss for the period, before tax:
Unrealized investment losses, net of transfers to realized investment gains and losses	(8,521)	(136,578)
Foreign currency translation	1,506	403

Other comprehensive loss for the period, before tax	(7,015)	(136,175)

Deferred income tax benefit (expense) for the period:
Deferred income tax benefit from unrealized investment losses	2,982	47,803
Deferred income tax expense from foreign currency translation	(527)	(141)

Total deferred income tax benefit for the period	2,455	47,662

Other comprehensive loss for the period, net of tax	(4,560)	(88,513)

COMPREHENSIVE INCOME	$38,293	$27,850

The accompanying notes are an integral part of the consolidated financial statements

CRUM & FORSTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
OPERATING ACTIVITIES
Net income	$42,853	$116,363
Adjustments to reconcile net income to net cash from operating activities:
Net accretion of discount on fixed income securities	(1,895)	(2,141)
Realized investment gains	(14,474)	(121,822)
Earnings of equity method investees, net of dividends	(5,438)	(1,605)
Undistributed income of investment funds	(3,125)	(25,152)
Depreciation and amortization	88	816
Deferred income tax expense (benefit)	4,849	(9,701)
Other non-cash net income adjustments	3,515	4,199
Changes in:
Accrued investment income	14,831	19,090
Premiums receivable	8,928	(27,044)
Reinsurance recoverable	33,775	43,717
Prepaid reinsurance premiums	1,584	(762)
Deferred policy acquisition costs	1,234	(7,219)
Other assets	(53)	7,419
Unpaid losses and loss adjustment expenses	(7,507)	(32,065)
Unearned premiums	(12,844)	49,387
Accounts payable and other liabilities	(39,099)	13,795

Net cash from operating activities	27,222	27,275

INVESTING ACTIVITIES
Purchases of fixed income securities	(142,979)	(85,245)
Proceeds from sales of fixed income securities	82,017	174,621
Purchases of equity securities	(35,146)	(134,811)
Proceeds from sales of equity securities	1,294	197,149
Purchases of other invested assets	(24,038)	(546)
Proceeds from sales of other invested assets	39,145	3,371
Purchases of short term investments	(56,135)	—
Proceeds from sales of short term investments	19,122	—
Cash pledged for short-sale obligations	1,632	(34,252)
Proceeds from/(purchases of) fixed assets	52	(209)

Net cash from investing activities	(115,036)	120,078

FINANCING ACTIVITIES
Dividend to shareholder	(61,000)	(80,000)

Net cash from financing activities	(61,000)	(80,000)

Net change in cash and cash equivalents	(148,814)	67,353
Cash and cash equivalents, beginning of period	366,743	245,441

Cash and cash equivalents, end of period	$217,929	$312,794

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$—	$—

Cash paid to parent for income taxes	$32,804	$23,168

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
1. Organization and Basis of Presentation
Crum & Forster Holdings Corp. (the “Company” or “Crum & Forster”) is a Delaware holding company, which is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is ultimately owned by Fairfax Financial Holdings Limited (“Fairfax”), a Canadian financial services holding company, which is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH”. The Company, through its subsidiaries, offers a full range of commercial property and casualty insurance distributed through an independent producer force located across the United States.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company, Crum & Forster Holding Inc. and their wholly-owned subsidiaries, including United States Fire Insurance Company (“US Fire”), The North River Insurance Company (“North River”), Crum & Forster Indemnity Company (“CF Indemnity”) and Crum and Forster Insurance Company (“CF Insurance”). US Fire owns 100% of the stock of Crum & Forster Specialty Insurance Company. North River owns 100% of the stock of Seneca Insurance Company, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
Effective January 1, 2006, Fairfax announced that certain of the business of the insurance companies of Fairmont Specialty Group, affiliates of Fairfax, would be conducted as Fairmont Specialty, a division of Crum & Forster (“Fairmont”), thereby giving Fairmont access to the “A-” A.M. Best rating of Crum & Forster. The Fairmont business is comprised of standard commercial and personal lines, bail bonds and accident and health coverages. In return for the opportunity to quote Fairmont Specialty Group’s renewals effective January 1, 2006 and thereafter, the Company hired substantially all Fairmont Specialty Group employees and assumed certain operating obligations. Pending regulatory approval of Crum & Forster company rate and form filings for the Fairmont business, substantially all of the policies underwritten by Fairmont through September 2006 were being issued by the insurance companies of Fairmont Specialty Group and assumed by the Company through a 100% quota share reinsurance agreement.
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Such estimates and assumptions may differ from actual results. Certain financial information that is normally included in annual financial statements, including certain financial statement footnotes, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted herein. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements, and notes related thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission (“SEC”) on March 9, 2007.
The interim financial data at March 31, 2007 and for the three months ended March 31, 2007 and 2006 is unaudited. However, in the opinion of management, the interim data includes all adjustments that are necessary for a fair presentation of the Company’s results for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Certain amounts in the Company’s prior year consolidated financial statements have been reclassified to conform to the 2007 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
2. Recent Accounting Pronouncements
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adoption of SFAS 159 on its results of operations and financial position.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects of SFAS 157 but does not expect its adoption to have a material impact on its results of operations or financial position.
In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption did not have an impact on the Company’s results of operations or financial position.
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements Nos. 133 and 140 (“SFAS 155”). SFAS 155 applies to certain “hybrid financial instruments” which are instruments that contain embedded derivatives. The standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments requiring bifurcation. SFAS 155 also permits an election for fair value measurement of any hybrid financial instrument that otherwise would require bifurcation under SFAS 133. Changes in fair value are recorded as realized investment gains or losses. The fair value election can be applied to existing instruments on an instrument-by-instrument basis at the date of adoption and to new instruments on a prospective basis. The statement is applicable in fiscal years beginning after September 15, 2006. The Company elected fair value measurement of its hybrid financial instruments, which are comprised of convertible bonds, effective with its adoption of SFAS 155 on January 1, 2007. Prior to January 1, 2007, the Company bifurcated its hybrid financial instruments and changes in the fair value of the host instrument were recorded as unrealized investment gains and losses while changes in the fair value of the embedded derivative were recorded as realized investment gains and losses. At December 31, 2006, the fair value of the host instruments included in fixed income securities was $136,222 and the fair value of embedded derivatives included in other invested assets was $7,372. Upon adoption of SFAS 155, the Company recorded a cumulative adjustment of $10,447 to reclassify unrealized investment gains associated with the host instruments, net of tax, to opening retained earnings. At March 31, 2007, the fair value of the Company’s hybrid financial instruments was $144,763.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
3. Unpaid Losses and Loss Adjustment Expenses
Changes in the Company’s liability for unpaid losses and loss adjustment expenses (“LAE”) are summarized as follows:

	Three Months Ended
	March 31,
	2007	2006
Gross unpaid losses and LAE, beginning of period	$3,371,549	$3,673,034
Less ceded unpaid losses and LAE	1,355,253	1,682,768

Net unpaid losses and LAE, beginning of period	2,016,296	1,990,266

Losses and LAE incurred related to:
Current period	205,947	171,445
Prior years	(12,487)	(2,433)

Total losses and LAE incurred	193,460	169,012

Losses and LAE paid related to:
Current period	15,621	8,106
Prior years	165,171	157,176

Total losses and LAE paid	180,792	165,282

Net unpaid losses and LAE, end of period	2,028,964	1,993,996
Add ceded unpaid losses and LAE	1,335,078	1,646,972

Gross unpaid losses and LAE, end of period	$3,364,042	$3,640,968

A reconciliation of the ceded unpaid losses and LAE in the table above to the reinsurance recoverable reflected on the balance sheet follows:

March 31,
2007
Ceded unpaid losses and LAE in the table above	$1,335,078
Reconciling items:
Reinsurance recoverable on paid losses and LAE	55,376
Unamortized retroactive reinsurance recoverable	325,863
Loss sensitive cession[1]	(21,510)

Total reconciling items	359,729

Reinsurance recoverable on the consolidated balance sheet	$1,694,807

[1]	Equals additional premiums due on retrospectively rated insurance policies that inure to the benefit of the reinsurer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
4. Asbestos and Environmental Losses and Loss Adjustment Expenses
Changes in the Company’s liability for asbestos and environmental exposures are summarized as follows:

	Three Months Ended
	March 31,
	2007	2006
Asbestos
Gross unpaid losses and allocated LAE (“ALAE”), beginning of period	$443,055	$469,199
Less ceded unpaid losses and ALAE	94,817	92,418

Net unpaid losses and ALAE, beginning of period	348,238	376,781
Net losses and ALAE incurred	—	—
Net paid losses and ALAE	7,207	9,598

Net unpaid losses and ALAE, end of period	341,031	367,183
Add ceded unpaid losses and ALAE	88,565	93,895

Gross unpaid losses and ALAE, end of period	$429,596	$461,078

	2007	2006
Environmental
Gross unpaid losses and ALAE, beginning of period	$110,636	$111,536
Less ceded unpaid losses and ALAE	37,103	37,293

Net unpaid losses and ALAE, beginning of period	73,533	74,243
Net losses and ALAE incurred	—	—
Net paid losses and ALAE	936	1,768

Net unpaid losses and ALAE, end of period	72,597	72,475
Add ceded unpaid losses and ALAE	33,476	35,334

Gross unpaid losses and ALAE, end of period	$106,073	$107,809

The Company also maintains reserves for other latent exposures such as those associated with silica, gas and vapors, lead, mold, chemical, welding fumes and pesticides of $21,154 and $21,758, net of reinsurance, at March 31, 2007 and December 31, 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
5. Reinsurance
The components of the Company’s net premiums written and premiums earned are summarized as follows:

	Three Months Ended
	March 31,
	2007	2006
Premiums written:
Direct	$315,800	$310,368
Assumed from other companies, pools and associations	11,131	36,833
Ceded to other companies, pools and associations	(44,484)	(51,857)

Net premiums written	$282,447	$295,344

Premiums earned:
Direct	$309,445	$282,683
Assumed from other companies, pools and associations	30,330	14,967
Ceded to other companies, pools and associations	(46,068)	(50,931)

Premiums earned	$293,707	$246,719

The components of the Company’s total reinsurance recoverable are summarized as follows:

	March 31,	December 31,
	2007	2006
Reinsurance recoverable on unpaid losses and LAE	$1,639,431	$1,662,993
Reinsurance receivable on paid losses and LAE	55,376	70,933

Total reinsurance recoverable	$1,694,807	$1,733,926

The reinsurance recoverable balances above are net of reserves for uncollectible reinsurance of $44,589 and $42,777 at March 31, 2007 and December 31, 2006, respectively.
Corporate aggregate reinsurance
Crum & Forster’s underwriting results are significantly affected by reinsurance. The Company currently purchases, or has in the past purchased, reinsurance to limit its exposure to loss from any one claim or occurrence (“per risk or per occurrence reinsurance”), from aggregate loss experience for an accident year that exceeds an amount the Company is willing to accept and from adverse development of prior years’ loss and LAE reserves (the latter two types of reinsurance are referred to herein as “corporate aggregate reinsurance”, as distinct from the aforementioned “per risk or per occurrence reinsurance”). The Company’s corporate aggregate reinsurance contracts are of the type commonly referred to as “finite” reinsurance and cover or covered, in varying amounts and on varying terms, accident years 2002 and prior.
In general, contracts covering past insurable events, such as adverse loss development covers, are categorized as “retroactive reinsurance”, as opposed to contracts covering future insurable events, which are referred to as “prospective reinsurance”. Amounts ceded under prospective contracts are recognized, as to premiums, as a reduction of premiums written and earned in the period in which premiums are ceded and, as to losses, as a reduction of incurred losses as the losses are ceded to the reinsurer. Under retroactive contracts, the excess of reinsurance recoverable due from reinsurers pursuant to the contract over premiums paid for coverage is deferred and amortized as a reduction of incurred losses over the expected period of recovery, generally many years, using the interest method. Under both prospective and retroactive contracts, funds held interest, if applicable, is recognized as a reduction of investment income in the period in which the interest is credited to the funds held account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
The effect of prospective and retroactive corporate aggregate reinsurance on components of the Company’s consolidated statements of income is summarized as follows (increase (decrease) in indicated components):

	Three Months Ended
	March 31,
	2007	2006
Investment income	$(4,152)	$(4,818)
Losses and LAE	(3,387)	(3,379)

Income before income taxes	$(765)	$(1,439)

At March 31, 2007, reinsurance recoverable includes $403,527 and $391,825 related to prospective and retroactive corporate aggregate reinsurance contracts, respectively, of which $490,999 has been recognized as a reduction of incurred losses and LAE on the Company’s consolidated statements of income.
Prospective corporate aggregate reinsurance
An analysis of activity in prospective corporate aggregate reinsurance contracts follows:

	Three Months Ended
	March 31,
	2007	2006
Ceded losses and LAE	$—	$—
Less: funds held interest charged to investment income	631	909

Decrease in income before income taxes	$(631)	$(909)

The above activity arises from one prospective contract. The reinsurance recoverable and funds held balances in respect of such contract were $36,027 and $32,340, respectively, at March 31, 2007 ($37,651 and $33,333, respectively, at December 31, 2006).
Retroactive corporate aggregate reinsurance
An analysis of activity in retroactive corporate aggregate reinsurance contracts follows:

	Three Months Ended
	March 31,
	2007	2006
Increase in reinsurance recoverable due from insurers	$—	$—
Less: related premiums paid	—	—

Income deferred during the period	—	—
Amortization of deferred income	(3,387)	(3,379)

Decrease in deferred income	(3,387)	(3,379)
Deferred income on retroactive reinsurance—beginning of period	168,018	184,498

Deferred income on retroactive reinsurance—end of period	$164,631	$181,119

Funds held interest charged to investment income	$3,521	$3,909

The above activity arises from two retroactive contracts. The reinsurance recoverable and funds held balances in respect of the first contract were $372,577 and $209,905, respectively, at March 31, 2007 ($372,577 and $206,384, respectively, at December 31, 2006). There were no reinsurance recoverable or funds held balances in respect of the second contract at March 31, 2007 and December 31, 2006 as the Company has reduced the funds held balance to offset the reinsurance recoverable balance pursuant to a commutation provision contained in the contract. For additional information on the Company’s prospective and retroactive corporate aggregate reinsurance contracts, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 9, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
6. Investments
Derivative transactions and short-sale obligations
In the three months ended March 31, 2007, the Company purchased $10,012 of credit default swaps on securities issued by various U.S. companies in the banking, mortgage and insurance industries, bringing the total cost of credit default swaps held at March 31, 2007 to $87,633 ($77,621 at December 31, 2006). The fair value of the credit default swaps was $37,383 and $16,702, at March 31, 2007 and December 31, 2006, respectively, and is included in other invested assets on the consolidated balance sheets. These credit default swaps serve as economic hedges against declines in the fair value of various financial assets owned by the Company arising from potential financial difficulties associated with any or all of these issuers or the industries in which they operate.
In July 2004 and January 2005, as an economic hedge against a decline in the U.S. equity markets, the Company executed short-sales of Standard & Poor’s Depositary Receipts (“SPDRs”) totaling approximately $300,000. Simultaneously, the Company purchased two-year S&P Index call options (“Options”) limiting the potential loss on the future purchase of the SPDRs. The total cost of the Options purchased through December 31, 2006, was $10,117. Certain of these Options expired in January 2007 and replacement six-month Options, which will expire in July 2007, were purchased at a cost of $11,756. The Options limit the potential loss to the Company upon purchase of the SPDRs to approximately $87,000. Both the obligations to purchase the SPDRs and the Options are carried at fair value on the consolidated financial statements. The fair value of the obligation to purchase the SPDRs is included in short-sale obligations and the fair value of the Options is included in other invested assets on the consolidated balance sheets. The fair values of the SPDRs obligation and the Options at March 31, 2007 amounted to a liability of $376,433 ($375,558 at December 31, 2006) and an asset of $7,954 ($9,925 at December 31, 2006), respectively.
In June 2006, as an economic hedge against a rising interest rate environment and deteriorating conditions in the residential housing market, the Company sold short securities of certain U.S. mortgage insurance companies totaling $24,931. The obligation to purchase the securities is included, at fair value, in short-sale obligations on the consolidated balance sheet and amounted to $24,253 and $24,605, at March 31, 2007 and December 31, 2006, respectively.
In connection with the short-sale transactions described above, the Company has pledged cash and U.S. Treasury securities as collateral for the obligation to purchase the securities sold short. These assets are recorded at fair value in assets pledged for short-sale obligations on the consolidated balance sheets. At March 31, 2007, the fair value of the assets pledged for the short-sale obligations totaled $532,990 ($535,594 at December 31, 2006).
Changes in the fair value for the transactions described above and other derivatives have been included in realized investment gains in the consolidated statements of income as follows:

	Three Months Ended
	March 31,
	2007	2006
Credit default swaps	$10,669	$(6,859)
Short-sale transactions and related options	(4,325)	(15,356)
Hybrid financial instruments	(3,488)	—
Warrants, swaps and other derivatives	(1,236)	(342)

Realized investment gains (losses)	$1,620	$(22,557)

The Company also incurs additional expense in an amount equal to the dividend earnings on the short-sale obligations. Dividend earnings on the short-sale obligations amounted to $1,480 and $1,377 for the three months ended March 31, 2007 and 2006, respectively, and are recorded as an investment expense on the consolidated statements of income.
Other investment transactions
On March 15, 2007, the Company sold its 1.1% ownership interest in Odyssey Re Holdings Corp., an affiliated equity method investee, to TIG Insurance Company, a Fairfax affiliate, for proceeds of $30,160 and a realized investment gain of $8,300. The transaction was completed at fair market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
7. Commitments and Contingencies
On September 7, 2005, Fairfax announced that it had received a subpoena from the SEC requesting documents regarding any non-traditional insurance or reinsurance transactions entered into or offered by Fairfax and the entities in its consolidated group, which includes the Company. The U.S. Attorney’s Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena and is participating in the investigation of these matters. Fairfax and entities in its consolidated group are cooperating fully with these requests. Fairfax and certain of the entities in its consolidated group, including the Company, have prepared presentations and provided documents to the SEC and the U.S. Attorney’s Office, and employees of Fairfax and certain of the entities in its consolidated group, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s Office. The Company is cooperating fully in addressing its obligations under this subpoena. This inquiry is ongoing and the Company continues to comply with requests from the SEC and the U.S. Attorney’s office. At the present time, the Company cannot predict the outcome of these matters, or the ultimate effect on the Company’s consolidated financial statements, which effect could be material and adverse. No assurance can be made that the Company will not be subject to further requests or other regulatory proceedings of a similar kind.
The Company and US Fire, among numerous other insurance company and insurance broker defendants, have been named as defendants in a class action suit filed by policyholders alleging, among other things, that the defendants used the contingent commission structure to deprive policyholders of free competition in the market for insurance. The action is pending in the U.S. District Court for the District of New Jersey. Plaintiffs seek certification of a nationwide class consisting of all persons who between August 26, 1994 and the date of the class certification engaged the services of any one of the broker defendants and who entered into or renewed a contract of insurance with one of the insurer defendants. In October 2006, the court partially granted defendants’ motion to dismiss the plaintiffs’ complaint, subject to plaintiffs’ filing an amended statement of their case. Plaintiffs thereafter filed their “supplemental statement of particularity” and amended case statement. In response, defendants filed a renewed motion to dismiss. In April 2007, the plaintiff’s RICO and antitrust claims again were dismissed without prejudice. Plaintiffs have indicated that they intend to file an amended case statement by the May 7, 2007 deadline. The Company and US Fire continue to vigorously defend the action.
In the ordinary course of their business, Crum & Forster’s subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances and are subject to related coverage litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change. Currently, it is not possible to predict judicial and legislative changes and their impact on the future development of asbestos and environmental claims and litigation. This trend will be affected by future court decisions and interpretations, as well as changes in applicable legislation and the possible implementation of a proposed federal compensation scheme for asbestos-related injuries. As a result of these uncertainties, additional liabilities may arise for amounts in excess of current reserves for asbestos, environmental and other latent exposures. These additional amounts, or a range of these additional amounts, cannot currently be reasonably estimated. As a result of these claims, management continually reviews required reserves and reinsurance recoverable. In each of these areas of exposure, the Company litigates individual cases when appropriate and endeavors to settle other claims on favorable terms.
The Company’s subsidiaries are involved in various lawsuits and arbitration proceedings arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company’s consolidated net income, financial position or liquidity. However, it should be noted that the frequency of large damage awards in some jurisdictions, including punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs, continues to create the potential for an unpredictable judgment in any given matter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, dollars in thousands)
8. Segment Reporting
The Company operates in the commercial property and casualty insurance business. Premiums earned for the Company’s lines of business are summarized as follows:

	Three Months Ended
	March 31,
	2007	2006
Property	$70,039	$48,785
Workers’ compensation	63,843	74,800
General liability	61,750	53,029
Commercial automobile	53,845	49,862
Commercial multi-peril	16,670	12,340
Other	27,560	7,903

Total premiums earned	$293,707	$246,719

The losses and LAE and losses and LAE ratios of the Company’s lines of business are summarized as follows:

	Three Months Ended
	March 31,
	2007		2006
	Amount	Ratio	Amount	Ratio
Accident year losses and LAE:
Property	$47,198	67.4%	$30,837	63.2%
Workers’ compensation	53,946	84.5%	60,131	80.4%
General liability	44,067	71.4%	40,082	75.6%
Commercial automobile	35,335	65.6%	30,528	61.2%
Commercial multi-peril	9,862	59.2%	7,481	60.6%
Other	15,539	56.4%	2,386	30.2%

Total accident year losses and LAE	205,947	70.1%	171,445	69.5%
Prior years’ loss development	(12,487)	(4.2)	(2,433)	(1.0)

Calendar year losses and LAE	$193,460	65.9%	$169,012	68.5%

The Company does not allocate investment results or certain corporate expenses for purposes of evaluating financial performance of each line of business.
9. Subsequent Events
On May 7, 2007, the Company issued pursuant to a private offering (the “Offering”) $330.0 million aggregate principal amount of 7-3/4% senior notes due May 1, 2017 (the “2017 Notes”) at an issue price of 100%. The 2017 Notes are redeemable at the option of the Company beginning May 1, 2012, at prices set forth in the indenture governing the 2017 Notes. Net proceeds of the Offering to the Company, after commissions and expenses, were approximately $325.1 million. In connection with the sale of the 2017 Notes, the Company entered into a registration rights agreement under which the Company agreed to use its reasonable best efforts to register with the Securities and Exchange Commission notes having substantially the same terms as the 2017 Notes, as part of an offer to exchange freely tradeable exchange notes for the 2017 Notes.
On May 21, 2007, the Company completed a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding $300.0 million aggregate principal amount of 10-3/8% senior notes due June 15, 2013 (the “2013 Notes”). In conjunction with the Tender Offer, the Company entered into a supplemental indenture eliminating substantially all restrictive covenants and certain event of default provisions contained in the indenture under which the 2013 Notes were issued. Pursuant to the Tender Offer, all but $4.3 million aggregate principal amount of the 2013 Notes were purchased and cancelled. The Company paid total consideration of approximately $325.7 million to purchase the 2013 Notes tendered and, in addition, paid accrued and unpaid interest of approximately $12.1 million. The Company funded payment for the purchase of the 2013 Notes with proceeds from the sale of the aforementioned 2017 Notes and available cash on hand.
On May 29, 2007, the Company paid a cash shareholder dividend to Fairfax of $30.0 million.

Prospectus
Crum & Forster Holdings Corp.
Offer to exchange all outstanding 7 3/4% Senior Notes due 2017 issued May 7, 2007 for up to $330,000,000 Aggregate Principal Amount of Registered 7 3/4% Senior Notes due 2017
, 2007
Until                  , all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Indemnification under the Crum & Forster By-Laws
The Crum & Forster by-laws provide that Crum & Forster shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crum & Forster) by reason of the fact that he is or was a director, officer, employee or agent of or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Crum & Forster shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crum & Forster to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Crum & Forster and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Crum & Forster unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
To the extent that a director, officer, employee or agent of Crum & Forster has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by Crum & Forster in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Crum & Forster. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors of Crum & Forster deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to Crum & Forster’s by-laws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Indemnification under private agreements with each of Crum & Forster’s directors and officers
Private agreements between Crum & Forster and each of its officers and directors provide that Crum & Forster shall indemnify each director and officer to the fullest extent permitted by law if such director or officer was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that such director or officer in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that such director or officer is or was a director, officer, employee, agent or fiduciary of Crum & Forster, or any subsidiary of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of such director or officer while serving in such capacity against any and all expenses (including attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit proceedings, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Crum & Forster, which approval shall not be unreasonably withheld) of such claim and any federal, state, local or foreign taxes imposed on such director or officer as a result of the actual or deemed receipt of any payments under the relevant agreement, including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses. Such payment of expenses shall be made by Crum & Forster as soon as practicable but in any event no later than five days after written demand by Indemnitee therefor is presented to Crum & Forster.
To the extent that a director or officer has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation referred to above or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against all expenses incurred by such director or officer in connection therewith.

Indemnification under The Delaware General Corporation Law
Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court will deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director
(i)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)	for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(iv)
for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Each of the registrants has policies in force and effect that insure its directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such directors and officers in the discharge of their duties, individually or collectively, or as a result of any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.
Pursuant to the registration rights agreement, filed as an exhibit to this registration statement, each holder of notes has agreed to indemnify directors and officers of the registrant and persons controlling the registrant, within the meaning of the Securities Act of 1933, against certain liabilities that might arise out of or are based upon certain information furnished to the registrant by any such holder in the prospectus.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits

Exhibit
Number	Exhibit	Location*
1.1	Purchase Agreement among the Company and the initial purchasers named therein dated April 23, 2007	Filed herewith

3.1	Certificate of Incorporation	Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

3.2	Amended and Restated By-Laws	Exhibit 3.2 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.1	Indenture between Crum & Forster Funding Corp. and The Bank of New York effective as of June 5, 2003	Exhibit 4.1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.2	First Supplemental Indenture among the Company, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003	Exhibit 4.2 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.3	Second Supplemental Indenture between the Company and The Bank of New York dated as of May 5, 2007	Exhibit 4.1 to the Form 8-K of the Company filed on May 10, 2007.

4.4	Indenture between the Company and The Bank of New York dated as of May, 7, 2007	Exhibit 4.2 to the Form 8-K of the Company filed on May 10, 2007.

4.5	Registration Rights Agreement among the Company and the initial purchasers named therein dated May 7, 2007	Exhibit 4.3 to the Form 8-K of the Company filed on May 10, 2007.

5.1	Opinion of Shearman & Sterling LLP as to the legality of the securities offered	Filed herewith.

8.1	Opinion of Shearman & Sterling LLP as to U.S. federal income tax considerations	Filed herewith.

10.1	Investment Agreement among Hamblin Watsa, Fairfax and North River effective as of January 8, 2004	Exhibit 10.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.2	Investment Agreement among Hamblin Watsa, Fairfax and CF Insurance effective as of January 8, 2004	Exhibit 10.2 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.3	Investment Agreement among Hamblin Watsa, Fairfax and Seneca Specialty effective as of January 1, 2002	Exhibit 10.3 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.4	Master Repurchase Agreement between North River and Fairfax effective as of January 8, 2004	Exhibit 10.4 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.5	Master Repurchase Agreement between CF Insurance and Fairfax effective as of January 8, 2004	Exhibit 10.5 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.6	Investment Management Agreement among Hamblin Watsa, Fairfax and the Company effective as of December 21, 2004	Exhibit 10.6 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.7	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002	Exhibit 10.7 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.8	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002	Exhibit 10.8 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.9	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002	Exhibit 10.9 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.10	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002	Exhibit 10.10 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

Exhibit
Number	Exhibit	Location*
10.11	Intentionally left blank

10.12	Tax Allocation Agreement between Fairfax Inc. and the Company effective as of June 5, 2003	Exhibit 10.12 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.13	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000	Exhibit 10.13 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.14	Tax Allocation Agreement among the Company, Fairfax Inc., Odyssey Re Holdings Corp., RiverStone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000	Exhibit 10.14 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.15	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000	Exhibit 10.15 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.16	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000	Exhibit 10.16 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.17	Addendum to the Tax Sharing Agreement between Fairfax Inc. and Crum & Forster Holding Inc., effective as of January 1, 2005.	Exhibit 10.17 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.18	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001	Exhibit 10.18 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.19	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000	Exhibit 10.19 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.20	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000	Exhibit 10.20 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.21	Claims Service and Management Agreement between US Fire and RiverStone Claims Management LLC effective as of July 1, 2000	Exhibit 10.21 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.22	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001	Exhibit 10.22 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.23	Put Agreement between US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002	Exhibit 10.23 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.24	Standby Credit Facility Note between the Company and Fairfax effective as of June 30, 2003	Exhibit 10.24 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.25	Intentionally left blank

10.26	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998	Exhibit 10.26 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.27	Intentionally left blank

10.28	Intentionally left blank

10.29	Employment Agreement of Bruce Esselborn effective as of October 1, 1999	Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on September 22, 2003.

10.30	Aggregate Stop Loss Reinsurance Treaty between the Company and ORC Re Limited effective as of January 1, 2001	Exhibit 10.30 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.31	Retirement and Consulting Agreement of Bruce Esselborn effective as of June 15, 2004	Exhibit 10.31 to the Form 10-Q of the Company for the period ended September 30, 2004, filed on November 5, 2004.

10.32	Amended and Restated Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2005	Exhibit 10.32 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.33	Amended and Restated Employment Agreement of Mary Jane Robertson effective as of January 1, 2005	Exhibit 10.33 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

Exhibit
Number	Exhibit	Location*
10.34	Employment Agreement of Joseph Braunstein effective as of January 1, 2005	Exhibit 10.34 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.35	Crum & Forster Holdings Corp. Long Term Incentive Plan	Exhibit 10.35 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.36	Addendum to the Tax Sharing Agreement between Fairfax Inc. and the Company effective as of January 1, 2005	Exhibit 10.36 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.37	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2005	Exhibit 10.37 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.38	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2005	Exhibit 10.38 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.39	Amendment Number 1 to Employment Agreement of Joseph Braunstein effective as of April 14, 2006	Exhibit 10.39 to the Form 10-Q of the Company for the period ended June 30, 2006, filed on August 21, 2006.

10.40	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and The North River Insurance Company effective as of January 1, 2005	Exhibit 10.40 to the Form 10-Q of the Company for the period ended March 31, 2007, filed on May 3, 2007.

10.41	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and Crum & Forster Insurance Company effective as of January 1, 2005	Exhibit 10.41 to the Form 10-Q of the Company for the period ended March 31, 2007, filed on May 3, 2007.

12.1	Statement Regarding Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges	Filed herewith.

14.1	Code of Ethics for Senior Financial Officers	Exhibit 14.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

21.1	List of the Company’s subsidiaries	Exhibit 21.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005

23.1	Consent of Shearman & Sterling LLP (included in its opinions in Exhibit 5.1 and Exhibit 8.1).

23.2	Consent of PricewaterhouseCoopers LLP.	Filed herewith.

24.1	Powers of Attorney.	Included on the signature pages hereof.

25.1	Statement of Eligibility of Trustee.	Filed herewith.

99.1	Schedule I—Summary of Investments—Other Than Investments in Related Parties.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.2	Schedule II—Condensed Financial Information of Crum & Forster Holdings Corp.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.3	Schedule III—Supplementary Insurance Information.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.4	Schedule IV—Reinsurance.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.5	Schedule V—Valuation and Qualifying Accounts.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.6	Schedule VI—Supplementary Insurance Information.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.7	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.8	Form of Transmittal Letter.	Filed herewith.

99.9	Form of Notice of Guaranteed Delivery.	Filed herewith.

ITEM 22. UNDERTAKINGS
The registrant hereby undertakes:
(1)	(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;
(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Morristown, State of New Jersey on June 29, 2007.

CRUM & FORSTER HOLDINGS CORP. (Registrant)

By:	/s/ Nikolas Antonopoulos

Nikolas Antonopoulos President and Chief Executive Officer

By:	/s/ Mary Jane Robertson

Mary Jane Robertson Executive Vice President, Chief Financial Officer and Treasurer
POWER OF ATTORNEY
Know all persons by these presents, that each person whose signature appears below constitutes and appoints Nikolas Antonopoulos and Mary Jane Robertson, and each of them separately, his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution, to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Registration Statement on Form S-4 and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By: /s/	V. Prem Watsa	Chairman of the Board	June 29, 2007

V. Prem Watsa

By: /s/	Nikolas Antonopoulos	President and Chief Executive Officer	June 29, 2007

	Nikolas Antonopoulos	(Principal Executive Officer)

By: /s/	Mary Jane Robertson	Executive Vice President, Chief Financial Officer and Treasurer	June 29, 2007

	Mary Jane Robertson	(Principal Financial Officer and Principal Accounting Officer)

By: /s/	Anthony F. Griffiths	Director	June 29, 2007

Anthony F. Griffiths

By:		Director	June 29, 2007

Robert J. Gunn

By: /s/	Bradley P. Martin	Director	June 29, 2007

Bradley P. Martin

By: /s/	Paul Murray	Director	June 29, 2007

Paul Murray

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
Exhibits

Exhibit
Number	Exhibit	Location*

1.1	Purchase Agreement among the Company and the initial purchasers named therein dated April 23, 2007	Filed herewith

3.1	Certificate of Incorporation	Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

3.2	Amended and Restated By-Laws	Exhibit 3.2 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.1	Indenture between Crum & Forster Funding Corp. and The Bank of New York effective as of June 5, 2003	Exhibit 4.1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.2	First Supplemental Indenture among the Company, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003	Exhibit 4.2 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

4.3	Second Supplemental Indenture between the Company and The Bank of New York dated as of May 5, 2007	Exhibit 4.1 to the Form 8-K of the Company filed on May 10, 2007.

4.4	Indenture between the Company and The Bank of New York dated as of May, 7, 2007	Exhibit 4.2 to the Form 8-K of the Company filed on May 10, 2007.

4.5	Registration Rights Agreement among the Company and the initial purchasers named therein dated May 7, 2007	Exhibit 4.3 to the Form 8-K of the Company filed on May 10, 2007.

5.1	Opinion of Shearman & Sterling LLP as to the legality of the securities offered	Filed herewith.

8.1	Opinion of Shearman & Sterling LLP as to U.S. federal income tax considerations	Filed herewith.

10.1	Investment Agreement among Hamblin Watsa, Fairfax and North River effective as of January 8, 2004	Exhibit 10.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.2	Investment Agreement among Hamblin Watsa, Fairfax and CF Insurance effective as of January 8, 2004	Exhibit 10.2 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.3	Investment Agreement among Hamblin Watsa, Fairfax and Seneca Specialty effective as of January 1, 2002	Exhibit 10.3 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.4	Master Repurchase Agreement between North River and Fairfax effective as of January 8, 2004	Exhibit 10.4 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.5	Master Repurchase Agreement between CF Insurance and Fairfax effective as of January 8, 2004	Exhibit 10.5 to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on February 24, 2004.

10.6	Investment Management Agreement among Hamblin Watsa, Fairfax and the Company effective as of December 21, 2004	Exhibit 10.6 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.7	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002	Exhibit 10.7 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.8	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002	Exhibit 10.8 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.9	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002	Exhibit 10.9 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

Exhibit
Number	Exhibit	Location*
10.10	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002	Exhibit 10.10 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.11	Intentionally left blank

10.12	Tax Allocation Agreement between Fairfax Inc. and the Company effective as of June 5, 2003	Exhibit 10.12 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.13	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000	Exhibit 10.13 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.14	Tax Allocation Agreement among the Company, Fairfax Inc., Odyssey Re Holdings Corp., RiverStone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000	Exhibit 10.14 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.15	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000	Exhibit 10.15 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.16	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000	Exhibit 10.16 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.17	Addendum to the Tax Sharing Agreement between Fairfax Inc. and Crum & Forster Holding Inc., effective as of January 1, 2005.	Exhibit 10.17 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.18	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001	Exhibit 10.18 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.19	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000	Exhibit 10.19 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.20	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000	Exhibit 10.20 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.21	Claims Service and Management Agreement between US Fire and RiverStone Claims Management LLC effective as of July 1, 2000	Exhibit 10.21 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.22	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001	Exhibit 10.22 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.23	Put Agreement between US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002	Exhibit 10.23 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.24	Standby Credit Facility Note between the Company and Fairfax effective as of June 30, 2003	Exhibit 10.24 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.25	Intentionally left blank

10.26	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998	Exhibit 10.26 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.27	Intentionally left blank

10.28	Intentionally left blank

10.29	Employment Agreement of Bruce Esselborn effective as of October 1, 1999	Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on September 22, 2003.

10.30	Aggregate Stop Loss Reinsurance Treaty between the Company and ORC Re Limited effective as of January 1, 2001	Exhibit 10.30 to the Registration Statement on Form S-4 (No. 333-107722) of the Company filed on August 7, 2003.

10.31	Retirement and Consulting Agreement of Bruce Esselborn effective as of June 15, 2004	Exhibit 10.31 to the Form 10-Q of the Company for the period ended September 30, 2004, filed on November 5, 2004.

Exhibit
Number	Exhibit	Location*
10.32	Amended and Restated Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2005	Exhibit 10.32 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.33	Amended and Restated Employment Agreement of Mary Jane Robertson effective as of January 1, 2005	Exhibit 10.33 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.34	Employment Agreement of Joseph Braunstein effective as of January 1, 2005	Exhibit 10.34 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.35	Crum & Forster Holdings Corp. Long Term Incentive Plan	Exhibit 10.35 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

10.36	Addendum to the Tax Sharing Agreement between Fairfax Inc. and the Company effective as of January 1, 2005	Exhibit 10.36 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.37	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2005	Exhibit 10.37 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.38	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2005	Exhibit 10.38 to the Form 10-Q of the Company for the period ended September 30, 2005, filed on October 28, 2005.

10.39	Amendment Number 1 to Employment Agreement of Joseph Braunstein effective as of April 14, 2006	Exhibit 10.39 to the Form 10-Q of the Company for the period ended June 30, 2006, filed on August 21, 2006.

10.40	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and The North River Insurance Company effective as of January 1, 2005	Exhibit 10.40 to the Form 10-Q of the Company for the period ended March 31, 2007, filed on May 3, 2007.

10.41	Amendment Number 1 to the Investment Agreement among Hamblin Watsa, Fairfax and Crum & Forster Insurance Company effective as of January 1, 2005	Exhibit 10.41 to the Form 10-Q of the Company for the period ended March 31, 2007, filed on May 3, 2007.

12.1	Statement Regarding Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges	Filed herewith.

14.1	Code of Ethics for Senior Financial Officers	Exhibit 14.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

21.1	List of the Company’s subsidiaries	Exhibit 21.1 to the Form 10-K of the Company for the year ended December 31, 2004, filed on March 7, 2005.

23.1	Consent of Shearman & Sterling LLP (included in its opinions in Exhibit 5.1 and Exhibit 8.1).

23.2	Consent of PricewaterhouseCoopers LLP.	Filed herewith.

24.1	Powers of Attorney.	Included on the signature pages hereof.

25.1	Statement of Eligibility of Trustee.	Filed herewith.

99.1	Schedule I—Summary of Investments—Other Than Investments in Related Parties.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.2	Schedule II—Condensed Financial Information of Crum & Forster Holdings Corp.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.3	Schedule III—Supplementary Insurance Information.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.4	Schedule IV—Reinsurance.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.5	Schedule V—Valuation and Qualifying Accounts.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.6	Schedule VI—Supplementary Insurance Information.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.7	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.	Filed with Form 10-K of the Company for the year ended December 31, 2006, filed on March 9, 2007.

99.8	Form of Transmittal Letter.	Filed herewith.

99.9	Form of Notice of Guaranteed Delivery.	Filed herewith.

*	Exhibits not filed herewith are incorporated herein by reference to documents previously filed with the Securities and Exchange Commission.